As confidentially submitted to the Securities and Exchange Commission on March 28, 2019.
This draft registration statement (amendment no. 1) has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

NANOBIOTIX S.A.
(Exact name of Registrant as specified in its charter)

France	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France
+33 1 40 26 04 70
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 302 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Boris Dolgonos Peter E. Devlin Jones Day 250 Vesey Street New York, New York 10281 +1 212 326 3939	Renaud Bonnet Jean-Gabriel Griboul Jones Day 2, rue Saint-Florentin 75001 Paris, France +33 1 56 59 39 39	Divakar Gupta Brian F. Leaf Courtney T. Thorne Cooley LLP 1114 Avenue of the Americas New York, New York 10036 +1 212 479 6000	Arnaud Duhamel Gide Loyrette Nouel A.A.R.P.I. 15, rue de Laborde 75008 Paris, France +33 1 40 75 00 00

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)(4)	Amount of registration fee
Ordinary Shares, €0.03 nominal value per share(1)	$	$
(1)	All ordinary shares will be in the form of American Depositary Shares (“ADSs”) in the offering in the United States. ADSs issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6. Each ADS represents one ordinary share.
(2)	Includes the additional ordinary shares, which may be represented by ADSs, that the registrant may issue at the option of the underwriters. See “Underwriting.”
(3)	Includes ordinary shares that are being offered in a private placement in Europe and other countries outside of the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. The total number of ordinary shares in the U.S. offering and the private placement outside of the United States is subject to reallocation among them.
(4)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. We may not offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2019

PRELIMINARY PROSPECTUS

Ordinary Shares
(Including Ordinary Shares In the Form of American Depositary Shares)

€          per Ordinary Share
$          per American Depositary Share

Nanobiotix S.A. is offering          ordinary shares in a global offering consisting of a public offering in the United States and a private placement in Europe and other countries outside the United States. In the United States, the shares are being offered in the form of American Depositary Shares (“ADSs”), each representing one ordinary share. Our ordinary shares are listed on the regulated market of Euronext in Paris (“Euronext Paris”) under the symbol “NANO.” This is our initial public offering in the United States. We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “NBTX.” On          , 2019, the last reported sale price of our ordinary shares on Euronext Paris was €          per ordinary share, equivalent to a price of $          per ADS, assuming an exchange rate of €1.00 = $          .

The U.S. offering and the non-U.S. private placement are collectively referred to in this prospectus as the offering. The total number of ordinary shares (including those in the form of ADSs) in the U.S. offering and the non-U.S. private placement is subject to reallocation between them. The final offering price per ADS in U.S. dollars will be determined through negotiations between us and the representatives of the underwriters, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups (JOBS) Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in the ordinary shares (including those in the form of ADSs) involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Ordinary Share	Per ADS	Total
Initial public offering price	€	$	$
Underwriting commissions(1)	€	$	$
Proceeds to Nanobiotix (before expenses)	€	$	$
(1)	We refer you to “Underwriting” beginning on page 174 of this prospectus for additional information regarding underwriting compensation.

We have agreed to issue, at the option of the underwriters, within 30 days from the date of this prospectus, up to an aggregate of          additional ADSs and/or ordinary shares to be sold to the several underwriters at the applicable offering price. If the underwriters exercise this option in full, the total underwriting commissions payable by us will be €          ($          ) and the total proceeds to us, before expenses, will be €          ($          ).

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

For the U.S. offering, the ADSs will be ready for delivery on or about          , 2019 through the book-entry facilities of The Depository Trust Company. For the non-U.S. private placement, the ordinary shares will be ready for delivery on or about          , 2019 through the book-entry facilities of Euroclear France.

Jefferies	Evercore ISI	UBS Investment Bank
Kempen	Gilbert Dupont

The date of this prospectus is          , 2019.

We are responsible for the information contained in this prospectus and any free-writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated in France, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

Our financial statements are presented in euros and, unless otherwise specified, all monetary amounts presented in this prospectus are in euros. All references in this prospectus to “$,” “US$,” “dollars” and “USD” mean U.S. dollars and all

i

references to “€” mean euros. In various places throughout this prospectus, we show financial amounts in both U.S. dollars and euros. Unless otherwise noted, these translations, which are provided solely for convenience, are made at the exchange rate of €1.00 = $1.1456, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018. Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by such ADSs, as the case may be.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

TRADEMARKS AND SERVICE MARKS

We own various trademark registrations and applications, and unregistered trademarks and servicemarks. “Nanobiotix,” “NBTXR3,” the Nanobiotix logo and other trademarks or service marks of Nanobiotix S.A. appearing in this prospectus are the property of Nanobiotix or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

ii

SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares (including those represented by ADSs). You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing, including the information discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms “we,” “our,” “us,” “Nanobiotix,” or the “Company” refer to Nanobiotix S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires it.

Overview

We are a clinical-stage biotechnology company focused on developing first-in-class product candidates that use proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy. Our lead product candidate, NBTXR3, is an aqueous suspension of crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor prior to standard radiotherapy. When exposed to ionizing radiation, NBTXR3 amplifies the localized, intratumor killing effect of that radiation and may also prime the body’s immune response to fight the cancer. NBTXR3 is designed to enhance the overall efficacy of radiotherapy without resulting in additional side effects on the surrounding healthy tissues. Approximately 170 patients have been treated with NBTXR3 to date. We are currently conducting seven clinical trials worldwide to evaluate NBTXR3 as a potential treatment in ten different cancer indications. In January 2019, we announced that we entered into a partnership with the University of Texas MD Anderson Cancer Center (“MD Anderson”) which provides for the launch in the United States of nine additional NBTXR3 Phase I/II clinical trials across six cancer types. In our recently completed Phase II/III clinical trial in patients with locally advanced soft tissue sarcoma (“STS”), treatment with NBTXR3 resulted in statistically significant improvements and clinically meaningful patient outcomes. We have initiated the conformity assessment procedure required for us to be able to market NBTXR3 in the European Union (the “EU”) for the treatment of locally advanced STS.

Radiotherapy, also called radiation therapy, involves the use of X-rays or other high-energy particles or rays to kill cancer cells in tumors. It is among the most common cancer treatments, both as a standalone therapy and in combination with surgery, chemotherapy or biological therapies. In developed countries with access to radiotherapy, approximately 60% of all cancer patients will receive radiotherapy at least once, either alone or as a part of the more complex treatment protocol. Nevertheless, many of these patients still die from the progression of their cancer, because they are not able to receive a high enough radiation dose to completely destroy their tumor without resulting in an unacceptable level of damage to surrounding healthy tissues. We believe that by mitigating these limitations, NBTXR3 may improve the survival rate and quality of life for cancer patients.

Our pioneering approach uses nanophysics to bring a physical mode of action to destroy cancer cells. Unlike traditional chemotherapies or biologics, NBTXR3 has a broadly applicable mechanism of action that has the potential to be used in the treatment of all solid tumor types in conjunction with radiotherapy. Our nanoparticles have a high electron density, which allows the NBTXR3-infused tumor to absorb more energy than could otherwise be absorbed by the cancer cells alone. This controlled concentration of energy leads to greater localized cancer cell destruction. When exposure to radiation ceases, the nanoparticles return to their inactive, inert state.

We believe that NBTXR3’s mode of action could improve outcomes for patient populations across all solid tumors that may be treated with radiotherapy, which represents a significant market opportunity for NBTXR3 to be used in the treatment for all cancer patients who are candidates for radiotherapy. Moreover, we believe NBTXR3 could bring new opportunities to patients with cancers that cannot currently be treated with radiotherapy because of the radiosensitivity, or other characteristics, of the tissues near the tumor. The three most advanced indications for which we have announced positive clinical trial results are locally advanced STS, locally advanced head and neck cancers and liver cancers.

The first indication for which we are evaluating NBTXR3 is the treatment of patients with locally advanced STS. We recently announced statistically significant positive results from our Phase II/III clinical trial, in which approximately twice as many STS patients who received NBTXR3 plus radiotherapy achieved a pathological complete response, which is defined as less than 5% residual viable cancer cells in the tumor and which was the primary endpoint of the trial, compared to patients who received radiotherapy alone. In addition, in the subgroup of patients with a more aggressive STS type, pathological complete response was achieved in approximately four times as many patients who received NBTXR3 plus radiotherapy compared to patients who received radiotherapy alone. NBTXR3 also achieved the secondary endpoint of the trial, with improvement in surgical margin rate for patients treated with NBTXR3 plus radiotherapy compared to patients treated with radiotherapy alone. NBTXR3 was well tolerated in the trial, with no serious adverse events associated with treatment.

We are also evaluating NBTXR3 for the treatment of patients with locally advanced head and neck cancers. We recently concluded the initial dose escalation phase of our Phase I clinical trial in elderly and frail patients with locally advanced head and neck cancers, a population that is generally ineligible for chemotherapy and therefore typically treated with radiotherapy alone, and have commenced a trial extension. In the initial phase of the trial, nine out of the 18 evaluable patients who received NBTXR3 plus radiotherapy achieved a complete response, according to the response evaluation criteria in solid tumors (“RECIST”), a set of published rules that define when tumors in cancer patients improve, stay the same or worsen during treatment. Of the patients who received the two highest doses of NBTXR3 plus radiotherapy, every patient alive at the 12-month cut-off date was still alive at 23 months following treatment. The implications of this result could represent a significant benefit for this patient population, as 50% of these patients typically succumb to their cancer within 12 months from the start of radiotherapy. Patients treated with NBTXR3 in this trial also have not experienced any serious adverse events associated with treatment. Based on these preliminary results, we believe NBTXR3 has the potential to extend survival and improve quality of life in this advanced cancer patient population with a high unmet medical need and generally poor prognosis. Following recent discussions with the U.S. Food and Drug Administration (the “FDA”), we intend to begin the clinical trial authorization process in the second half of 2019 and commence a Phase II/III clinical trial in the United States. We expect approximately 600 patients to participate in this global clinical trial, and an efficacy interim analysis is planned.

In addition, we are currently conducting an open-label Phase I/II clinical trial evaluating NBTXR3 in patients with late-stage liver cancers, including hepatocellular cancer (“HCC”) and liver metastases from other tumors. Preliminary data from this trial shows that NBTXR3 was well tolerated, with no adverse events related to NBTXR3 and no dose-limiting toxicities observed to date. Of the nine patients evaluated for best response in HCC, three achieved a complete response, three achieved a partial response and one had stable disease. We believe these preliminary results suggest meaningful potential in an indication with typically extremely poor prognoses. Although the data is preliminary, it further supports the potential transferability of NBTXR3 across multiple solid tumor indications.

We are also pursuing a development program to explore the use of radiotherapy-activated NBTXR3 in combination with immune checkpoint inhibitors across several solid tumor indications. In recent years, significant attention has been focused on the potential of immuno-oncology (“I-O”) treatments, and in particular, checkpoint inhibitors. Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable the T cells to recognize cancer cells that would otherwise be invisible to immune attack. However, many tumors exhibit little or no response to checkpoint inhibition (these tumors are referred to as “cold” tumors). Our preclinical and preliminary clinical results suggest that NBTXR3 plus radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system (“hot tumors”) and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors. Further preclinical data regarding I-O using NBTXR3 in combination with checkpoint inhibitors is expected to be available in the first half of 2019. As part of our checkpoint inhibitor combination development program, our investigational new drug application (“IND”), which went into effect with the FDA in December 2017, covers the use of NBTXR3 in combination with nivolumab (Opdivo) or pembrolizumab (Keytruda). These anti-PD-1 antibodies are currently the standard of care in the specific populations we intend to treat in the trial. This trial is targeting patients with head and neck squamous cell carcinoma or non-small cell lung cancer who were previously refractory to anti-PD-1 therapy, and we expect potential early results to be available in the second half of 2019.

We were founded as a spin-off from the State University of New York, Buffalo in 2003. We have over a decade of experience developing our technology and believe that we are a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology and medicine. We believe that our unique expertise in nanotechnology will provide us with opportunities to expand our product pipeline and to advance the development of our product candidates, either on our own or in collaboration with third parties. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in New York, New York and Cambridge, Massachusetts.

NBTXR3 Development Pipeline

As a result of more than a decade of experience developing our technology, we have developed a robust development pipeline, as summarized in the table below.

Our Competitive Strengths

Our mission is to significantly improve patient outcomes and address areas of high unmet medical need with our nanotechnology-based therapies. We believe the following strengths will allow us to accomplish this mission and to position our company as a leader in the development of nanomedicine:

■	Advanced pipeline with promising clinical data in numerous cancer indications. To date, we have treated approximately 170 patients with NBTXR3 across multiple cancer indications. In our most advanced clinical trial, we observed a statistically significant improvement in complete pathological response rate following treatment with NBTXR3 administered with radiotherapy as compared to treatment with radiotherapy alone. Our preliminary clinical trial results suggest that NBTXR3 could generate durable, complete responses and extend patient survival in numerous solid tumor indications for patients who otherwise have limited treatment options. In our clinical trials conducted to date, treatment with NBTXR3 has been well tolerated.

■	Significant market opportunity in solid tumors. Approximately 60% of cancer patients are treated with radiotherapy at some point in their treatment regimen, and we believe that NBTXR3’s mode of action could improve outcomes for patient populations across all cancer indications currently treated with radiotherapy. In addition, NBTXR3 could bring opportunities to patients with cancers that cannot otherwise be treated with radiotherapy because of sensitivities of the tissues near the tumor.
■	Improved benefit-risk ratio through intratumoral injection. NBTXR3 is administered by a physician through a single intratumoral injection, in which the solution is injected directly into the tumor prior to the first radiotherapy session. Using this method, we are able to create high concentrations of our product candidate inside the tumor while minimizing systemic exposure, unlike other methods, such as intravenous administration. In addition, NBTXR3 is only active while exposed to ionizing radiation and remains inert in the body until further radiation exposure.
■	Highly compatible with, and complementary to, existing standard of care. NBTXR3 can be easily incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to deliver NBTXR3 to patients.
■	Robust intellectual property protection with significant know-how creating barriers to entry. Our technology and product candidates are protected by more than 300 issued or pending patents and patent applications in over 20 patent families across the world, none of which covering the NBTXR3 technology are expected to expire before 2029. In addition, we maintain a significant level of proprietary know-how in the design and manufacture of nanoparticles. We believe that our intellectual property position protects us from potential competition by other companies seeking to use metal-based nanoparticles in the enhancement of radiotherapy.
■	Established manufacturing facility with substantial production capacity. We currently manufacture NBTXR3 at a third-party facility in France. We recently opened our own manufacturing site near Paris that we expect will allow us to expand our production capacity to more than 200,000 doses of NBTXR3 per year. We believe that this expanded production capacity will allow us to satisfy our current clinical trial requirements as well as to support a planned commercial launch. We have designed our manufacturing process so that additional production lines can be added without significant capital investment.

Our Strategy

Our goals are to become a leading, fully integrated biotechnology company and for NBTXR3 to become part of the standard of care with existing radiation therapies for solid tumors. The key elements of our strategy to achieve these goals include the following:

■	Complete the development of, and satisfy applicable regulatory requirements for, NBTXR3 for the treatment of locally advanced head and neck cancers. We recently concluded the initial dose escalation phase of our Phase I clinical trial of NBTXR3 in Europe for patients suffering from locally advanced head and neck cancers. We have submitted a protocol amendment to expand the current trial to include a greater number of patients to be treated at the recommended dose level, for which we are opening 12 to 15 additional clinical trial sites. Based on the preliminary results from this Phase I program, which we expect to utilize as part of the EU conformity assessment procedure, we intend to rapidly develop and satisfy applicable pre-marketing regulatory requirements for NBTXR3 in locally advanced head and neck cancers. In the United States, we had a pre-IND meeting with the FDA in the first half of 2019 regarding the regulatory pathway for NBTXR3 in this indication, and, based on those discussions, we plan to begin the clinical trial authorization process in the second half of 2019 and commence a Phase II/III clinical trial in locally advanced head and neck cancers. We may also potentially pursue breakthrough treatment designation.

■	Complete the regulatory requirements to market NBTXR3 for the treatment of locally advanced STS in the EU. In June 2018, we announced positive results from our Phase II/III clinical trial of NBTXR3 in STS, with NBTXR3 achieving the primary and secondary endpoints of the trial. In September 2016, we initiated the conformity assessment procedure required for us to be able to market NBTXR3 for locally advanced STS in the EU, which we expect to complete in the near future.
■	Expand the opportunity for NBTXR3 as a treatment for liver cancers and other solid tumor indications. We believe that NBTXR3’s physical mode of action could make it broadly applicable across a multitude of solid tumor indications. We intend to continue to develop and pursue NBTXR3 for other indications, and we are already progressing clinical Phase I/II trials in prostate cancer in the United States and rectal cancer in multiple countries in the Asia-Pacific region. We intend to initiate additional clinical trials in other solid tumor indications within the next few years in Europe and the United States. If we are able to demonstrate the applicability of NBTXR3 to lung, prostate and other solid tumor cancers, we believe we would be able to increase the addressable patient population of NBTXR3 to encompass a significant portion of the patients who receive radiotherapy as part of their solid tumor cancer treatment. In addition, we recently entered into a partnership with MD Anderson through which we intend to launch nine new Phase I/II clinical trials in the United States to evaluate NBTXR3 across six cancer types.
■	Establish NBTXR3 as a complementary product to immune checkpoint inhibitors. Based on our preclinical and preliminary clinical results, we intend to further develop our checkpoint inhibitor combination development program. We commenced a Phase I clinical trial in the United States of NBTXR3 activated by radiotherapy in combination with anti-PD-1 antibodies in head and neck squamous cell carcinoma or non-small cell lung cancer, and expect potential early results to be available in the second half of 2019.
■	Establish a global commercial infrastructure for NBTXR3 by building commercial capabilities and evaluating partnering opportunities. If approved, we plan to commercialize and market NBTXR3 in the United States and Europe. Through our global medical science liaison team, we have established important strategic relationships and enhanced awareness of NBTXR3 with a number of key opinion leaders, hospitals, clinics and cancer treatment centers in the United States and in key European markets. As part of our clinical trial efforts, we have involved more than 400 physicians. We have entered into an agreement with PharmaEngine, Inc. (“PharmaEngine”) for the development and potential commercialization of NBTXR3 in the Asia-Pacific region. We retain development and commercial rights to NBTXR3 in all other geographies, and we may develop and commercialize NBTXR3 in specific regions, independently or through third-party collaborators.

Corporate Information

We were incorporated as a société anonyme on March 4, 2003.

We are registered at the Paris Registre du Commerce et des Sociétés under the number 447 521 600 00034. Our principal executive offices are located at 60, rue de Wattignies, 75012 Paris, France, and our telephone number is +33 1 40 26 04 70. Our agent for service of process in the United States will be Puglisi & Associates. Our ordinary shares began trading on Euronext Paris in October 2012. We also maintain a website at http://www.nanobiotix.com/en/. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website or any other website cited in this prospectus is not a part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

■	the ability to present only two years of audited financial statements in addition to any required interim financial statements and related reduced disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
■	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
■	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board (“PCAOB”) may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and
■	to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure about the company’s executive compensation arrangements, and (2) exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700.0 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) we are not able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Foreign Private Issuer

Upon consummation of the offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

■	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
■	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
■	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and
■	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.

We may take advantage of these foreign private issuer exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (a) the majority of our executive officers or directors are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.

The Offering

Offering
          ordinary shares offered by us, comprising ordinary shares in the form of ADSs offered in the U.S. offering, and ordinary shares offered in the non-U.S. private placement. The total number of ordinary shares (including in the form of ADSs) in the U.S. offering and non-U.S. private placement is subject to reallocation between them.
U.S. offering (ADSs)
          ADSs, each representing one ordinary share.
Non-U.S. private placement (ordinary shares)
          ordinary shares.
Option to purchase additional ordinary shares (including in the form of ADSs) in the offering ordinary shares (including in the form of ADSs).
Ordinary shares (including in the form of ADSs) to be outstanding after the offering
          ordinary shares (including in the form of ADSs) or           ordinary shares (including in the form of ADSs) if we issue additional ordinary shares (including in the form of ADSs) pursuant to the exercise in full of the underwriters’ option.
American Depositary Shares
Purchasers of ADSs in the U.S. offering will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Depositary
Citibank, N.A.
Use of proceeds
We estimate that we will receive net proceeds from the offering of approximately €           ($          ) million, assuming an offering price of €           per ordinary share ($          per ADS), the closing price of our ordinary shares on Euronext Paris on             , 2019, after deducting estimated underwriting commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from the offering to fund clinical development, support applicable pre-marketing regulatory requirements and begin building our commercial infrastructure for NBTXR3 for the treatment of locally advanced head and neck cancers; to initiate and conduct the Phase I portion of our clinical trial of NBTXR3 in our checkpoint inhibitor combination development program; and for working capital funding and other general corporate purposes. See “Use of Proceeds” for more information.
Risk factors
You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ordinary shares or the ADSs.

Proposed Nasdaq Global Market trading symbol for our ADSs
“NBTX”
Euronext Paris trading symbol for our ordinary shares
“NANO”

The number of ordinary shares (including in the form of ADSs) that will be outstanding after the offering is based on 19,633,373 ordinary shares outstanding as of December 31, 2018 and excludes:

■	ordinary shares issuable upon the exercise of founders’ warrants (bons de souscription de parts de créateur d’entreprise or BSPCE) at a weighted average exercise price of € ($ ) per ordinary share;
■	ordinary shares issuable upon the exercise of warrants (bons de souscription d’actions or BSA) at a weighted average exercise price of € ($ ) per ordinary share;
■	ordinary shares issuable upon exercise of stock options (options de souscription d’actions) at a weighted average exercise price of € ($ ) per ordinary share;
■	free shares in their vesting period (période d’acquisition);
■	ordinary shares reserved pursuant to delegations of authority from our shareholders for share capital increases; and
■	ordinary shares reserved for future issuance under our share option plans and free share plans.

Except as otherwise noted, the information in this prospectus assumes:

■	No exercise of the BSPCE, BSA and options, or vesting of the free shares (acquisition définitive), listed above; and
■	No issuance by us of additional ordinary shares (including in the form of ADSs) pursuant to the exercise in full of the underwriters’ option.

Summary Consolidated Financial Data

The following summary statement of income data for the years ended December 31, 2018 and 2017 and the summary statement of financial position data as of December 31, 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

The following summary consolidated financial data for the period and as of the date indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2018		2017
	€	$(1)	€
	(in thousands, except share and per share data)
Statement of income data:
Revenues	116	133	252
Other income	3,363	3,853	3,470
Total revenues and other income	3,479	3,986	3,722
Operating expenses:
Research and development expenses	(20,893)	(23,935)	(17,733)
Selling, general and administrative expenses	(12,653)	(14,495)	(11,255)
Total operating expenses	(33,546)	(38,430)	(28,989)
Operating loss	(30,067)	(34,445)	(25,267)
Financial loss	(277)	(317)	(876)
Income tax	—	—	—
Net loss	(30,345)	(34,763)	(26,143)
Basic and diluted loss per share	(1.55)	(1.78)	(1.50)
Weighted average number of outstanding ordinary shares used for calculating basic and diluted loss per share	19,633,373	19,633,373	17,482,488
(1)	Translated solely for convenience into U.S. dollars at an exchange rate of €1.00 = $1.1456, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018.

	As of December 31, 2018
	Actual		As Adjusted(1)(2)
	€	$(3)	€	$(3)
	(in thousands)
Statement of financial position data:
Cash and cash equivalents	36,203	41,474
Total assets	46,195	52,921
Total shareholders’ equity	14,243	16,317
Total non-current liabilities	20,358	23,322
Total current liabilities	11,597	13,286
(1)	The as adjusted summary consolidated statement of financial position data reflects our issuance and sale of ADSs and ordinary shares in the offering at an assumed offering price of $ per ADS in the U.S. offering, the closing price of our ordinary shares on Euronext Paris on , 2019, corresponding to € per ordinary share in the non-U.S. private placement (assuming an exchange rate of €1.00 = $ ), after deducting estimated underwriting commissions and estimated offering expenses payable by us.
(2)	The as adjusted summary consolidated statement of financial position data is illustrative only and will change based on the actual offering price, the actual number of ordinary shares (including ordinary shares in the form of ADSs) offered by us and other terms of the offering determined at pricing. The as adjusted information is unaudited and is not derived from our audited financial statements. Each €1.00 ($ ) increase or decrease in the assumed offering price of $ per ADS in the U.S. offering would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by € million ($ million), assuming that the number of ordinary shares offered by us (including ordinary shares in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the total number of ordinary shares (including ordinary shares in the form of ADSs) sold in the offering would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by € million ($ million), assuming the offering price remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us.
(3)	Translated solely for convenience into U.S. dollars at an exchange rate of €1.00 = $1.1456, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018.

RISK FACTORS

Investing in our ordinary shares (including ordinary shares in the form of ADSs) involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase our securities. If any of the following risks are realized, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have no approved products and a limited operating history, which makes it difficult to assess our future prospects.

We have a limited operating history that to date has been focused primarily on research and development and working towards the commercialization of our lead product candidate, NBTXR3. A key element of our strategy is to use and expand our proprietary technology to continue to develop our innovative product candidates designed to enhance the efficacy of radiotherapy and to progress these candidates through clinical development for the treatment of a wide variety of cancers, including STS, head and neck cancers, liver cancers, prostate cancer and rectal cancer. The nanotechnology underlying our product candidates, specifically the use of nanosized radiation enhancers as a cancer treatment method, is relatively new. We have not yet obtained market approval for any products, we have not yet generated any revenues from the sale of approved products and we may ultimately not be able to develop product candidates that are approved as safe and effective for commercialization.

Our operating history has been limited to developing our nanotechnology in medical applications and undertaking preclinical studies and clinical trials of our product candidates. We have encountered, and will continue to encounter, risks and difficulties frequently encountered by growing companies in new and rapidly evolving fields, particularly as we seek to utilize nanotechnology to provide solutions to unmet therapeutic needs in oncology. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

We may not be able to fully implement or execute on our commercial strategy or realize, in whole or in part within our expected time frames, the anticipated benefits of our growth strategies. You should consider our business and prospects in light of the risks and difficulties we face as a growing company focused on developing products through nanotechnology to be applied in cancer treatment.

We have incurred significant losses and anticipate that we will continue to incur significant losses for the foreseeable future.

We have not generated significant revenues and have incurred significant operating losses since our inception. To date, our revenues and other income have been derived primarily from payments under our exclusive license and collaboration agreement and research tax credits. We have not generated significant revenues to date from product sales or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are approved for marketing and successfully commercialized. We incurred net losses of €30.3 million for the year ended December 31, 2018. The amount of our future net losses will depend, in part, on the amount of our future operating expenses and the pace at which they are incurred and our ability to obtain funding through our commercialization activities, through equity or debt financings or through research grants or collaborative partnerships. To date, our losses are primarily attributable to expenditures committed to developing our nanotechnology and our clinical and preclinical programs. We expect to continue to incur significant expenses and losses for the foreseeable future. We anticipate that such expenses and capital requirements will increase substantially as we:

■	continue our preclinical and clinical programs currently in progress;
■	expand the scope of our current clinical trials and commence new clinical trials to research new oncological applications for our nanotechnology;
■	expand our manufacturing capabilities for the production of our product candidates and maintain compliance with applicable manufacturing regulatory requirements;
■	seek regulatory and marketing approvals, or initiate the necessary conformity assessment procedures, as applicable, for our product candidates that successfully complete clinical trials;

■	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may successfully complete applicable pre-marketing regulatory requirements;
■	advance our research and development efforts, which may include the acquisition of new technologies, products or licenses;
■	maintain, protect and expand our intellectual property portfolio;
■	attract new and retain existing skilled personnel; and
■	incur legal, accounting and other expenses as a U.S. public company.

The net losses we incur may fluctuate significantly from year-to-year and quarter-to-quarter, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our ordinary shares and ADSs to decline.

We are heavily dependent on the successful development and commercialization of NBTXR3.

Our business and future success depends heavily on our ability to develop and commercialize our lead product candidate, NBTXR3, which is in clinical development, and to satisfy the necessary regulatory requirements for its marketing and sale. Our development programs of NBTXR3 for the treatment of different cancer indications are at varying stages. Because each of our ongoing and contemplated trials involves NBTXR3, if one of these preclinical or clinical trials reveals safety and/or therapeutic efficacy issues, the validity of our nanotechnology platform itself could be questioned, which could potentially require additional time and investment in research and development to attempt to remedy the issues identified. The development of each application of NBTXR3 could subsequently be impacted, potentially having a significant negative impact on our business prospects, financial situation and anticipated growth.

Further, we cannot be certain that NBTXR3 will receive regulatory approval or successfully complete the necessary conformity assessment procedures, as applicable, or be successfully commercialized, for any cancer indications, even if we successfully complete applicable pre-marketing regulatory requirements. Any failure or delay in the development or commercialization of NBTXR3 could have a material adverse effect on our business, financial condition and prospects.

We face competition and our competitors may have significantly greater financial, technical and other resources than we do, which may result in others discovering, developing, receiving approval for, or commercializing products before or more successfully than us.

The development of treatments for cancer is subject to rapid technological change. Many companies, academic research institutions, governmental agencies and public and private research institutions are pursuing the development of medicinal products, devices and other therapies that target the same conditions that we are targeting. Certain companies are developing treatments to increase sensitivities of tumors to radiation and other sources of energy. Like us, these companies are pursuing various technologies that involve substances that work to destroy tumor cells from the inside without causing additional damage to surrounding healthy tissues. Any product candidates that we or they develop and commercialize may compete with existing therapies, as well as new therapies that may become available in the future.

Many of our competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing, and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. These competitors also compete with us in recruiting and retaining qualified research and development and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with more established companies.

The key competitive factors affecting the success of NBTXR3 and any other product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors. We must also protect our proprietary technology used in the development of our product candidates. Our commercial opportunity could be reduced if our competitors develop and commercialize products that are more effective or demonstrate a more favorable safety profile than any products that we may develop. Our competitors may also successfully complete applicable pre-marketing regulatory requirements for their products more rapidly than us.

We will require additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

The process of developing our product candidates is expensive, lengthy and risky. We expect our research and development expenses to increase substantially as we continue to develop our product candidates through our clinical development programs and identify new product candidates for development. Further, as a result of our increasing commercialization efforts with respect to NBTXR3 and the costs of operating as a U.S. public company, our selling, general and administrative expenses will increase significantly in the next several years.

As of December 31, 2018, we had cash and cash equivalents of €36.2 million. We believe our cash and cash equivalents, together with the net proceeds from the offering, will be sufficient to fund our operations for at least       months. However, in order to continue our ongoing research and development efforts, pursue regulatory approval and certification, and advance our commercialization efforts, we will require substantial additional funding. Also, our operating plan, including our product candidate development plans, may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other strategic alliances and licensing arrangements, or a combination of these approaches.

To the extent that we raise additional capital through the sale of additional equity or convertible securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent that we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, product candidates or revenue streams, license our technologies or product candidates on unfavorable terms, or otherwise agree to terms unfavorable to us. Any additional fundraising efforts may divert our management’s attention from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or in light of specific strategic considerations.

If we are unable to obtain funding on a timely basis, our growth prospects could be impaired, the price of our ordinary shares and ADSs may decline, and we may be required to, among other things:

■	delay or reduce the number or extent of our preclinical and clinical trials or eliminate them entirely;
■	grant licenses to our technology to collaborative partners or third parties; or
■	enter into new collaboration agreements upon less favorable conditions than we would have been able to obtain under different circumstances.

Risks Related to the Development of, and Obtaining Regulatory Approval or Certification for, Our Product Candidates

Our business is governed by a rigorous, complex and evolving regulatory framework.

The development and commercialization of therapeutic solutions for cancer treatment are governed by a rigorous, complex and evolving global regulatory environment. Regulatory authorities, including the FDA in the United States, have imposed stringent requirements on the amount and types of data required to demonstrate the safety and efficacy of products prior to marketing and sale. Moreover, any products approved for commercialization are reassessed in terms of their patient risk/benefit ratio on a regular basis following initial approval or certification. The late discovery of issues or potential problems which were not detected during development and clinical trials can result in restrictions on sale, the suspension or withdrawal of the product from the market and an increased risk of litigation. Given that extensive global regulation has increased the cost of obtaining and maintaining the necessary marketing authorizations and the cost of successfully completing the necessary conformity assessment procedures, for therapeutic oncology solutions, and therefore may limit the economic value of a new product, the prospects for growth in this field, and for our product candidates, have been reduced.

In addition, clinical studies for our product candidates are subject to prior submission requirements to the relevant regulatory authorities of the countries in which the studies will be carried out. For example, in the United States, a clinical study may proceed once the FDA notifies the applicant that the study may proceed or after 30 days if the submission is not placed on hold by the FDA. A negative opinion from such a regulatory authority with respect to any of our clinical development programs could suspend or terminate such programs. Moreover, depending on the information provided to regulatory authorities during a clinical trial pursuant to ongoing reporting requirements, particularly about the occurrence of undesirable side effects, the regulatory authorities could decide to prematurely suspend or terminate the clinical trial.

NBTXR3 has been classified as a “Class III medical device” in the EU and as a “drug” in the United States. Independent certification organizations (“Notified Bodies”) designated by the national EU Member States, the FDA in the United States and comparable regulatory authorities in other jurisdictions must approve or certify the conformity of, as applicable, new drug or medical device candidates before they can be commercialized, marketed, promoted or sold in those jurisdictions. We must provide these regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved or certified for commercial distribution. We must provide data to ensure the strength, quality and purity of the substance and product. We must also assure the regulatory authorities that the characteristics and performance of the clinical batches will be replicated consistently in the commercial batches.

The competent authorities of EU Member States could reconsider the classification of NBTXR3 as a medical device in the EU and decide to reclassify it as a “drug.” If our product candidates were to be classified as drugs in the EU, their clinical development would become subject to a more complex regulatory framework and the development and commercialization process would therefore be longer and more costly than expected under the current medical device classification.

Our product candidates must undergo clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization, of these product candidates.

In order to obtain requisite regulatory approvals and to successfully complete the necessary conformity assessment procedures, as applicable, we conduct preclinical and clinical programs for our product candidates with the goal of ultimately marketing therapeutic solutions to transform cancer treatments that utilize radiotherapy. NBTXR3, our lead product candidate, is currently in the clinical trial stage in seven clinical trials worldwide in 10 different cancer patient populations. In addition, in January 2019 we announced that we entered into a partnership with MD Anderson through which we intend to launch nine new Phase I/II clinical trials in the United States to evaluate NBTXR3 across six cancer types. Because we are conducting clinical trials for NBTXR3 in multiple cancer indications, an unfavorable outcome in one or more trials may call into question the safety or efficacy in trials with respect to other cancer indications, and potentially undermine the validity of our nanotechnology platform.

Further, preclinical testing and clinical trials are long, expensive and unpredictable processes that can encounter extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. For example, two patients who participated in our clinical trial evaluating NBTXR3 in patients with late-stage liver cancers died from their cancer before the observation of any response to treatment. Although these deaths were unrelated to the treatment, such setbacks could cause delays in our clinical trials. It may take several years to complete the preclinical testing and clinical development necessary to commercialize a product candidate, and delays or failure can occur at any stage. The design of a clinical trial can determine whether its results will support approval and certification of a product, as applicable, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. Due to our limited financial resources, an unfavorable outcome in one or more trials may require us to delay, reduce the scope of, or eliminate one or more product development programs, which could have a material adverse effect on our business and financial condition and on the value of our ordinary shares or ADSs.

In connection with clinical testing and trials, we face a number of risks, including risks that:

■	a product candidate is ineffective, inferior to existing approved treatments, unacceptably toxic, or has unacceptable side effects (both immediate or long-term);

■	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested;
■	extension studies on long-term tolerance could invalidate the use of our product;
■	the results may not confirm the positive results of earlier testing or trials;
■	the independent data monitoring committee assigned to review our testing and trials could identify potential flaws in, or recommend against advancement of or adjustments to, any particular trial or trial design; and
■	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies to establish the safety and efficacy of our product candidates.

The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. To date, clinical trials of NBTXR3 in certain oncological indications have generated favorable data; however, we may have different enrollment criteria in our future clinical trials and certain clinical trials have only yielded preliminary data. As a result, we may not observe similar results as in our prior clinical trials or in our preliminary data. Frequently, product candidates developed by pharmaceutical, biopharmaceutical and nanomedicine companies have shown promising results in preclinical studies or early clinical trials, but have subsequently suffered significant setbacks or failed in later clinical trials. Further, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates.

We cannot guarantee that our current or future product development efforts will be successful, or completed within our anticipated time frames. If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before submitting marketing applications to the FDA, or initiating necessary conformity assessment procedures, as applicable. Although there are a large number of drugs and medical devices in development in Europe, the United States and other countries, only a small percentage result in the submission of a marketing application or the initiation of a conformity assessment procedure, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval or successful completion of the conformity assessment procedure, as applicable. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not successfully complete applicable pre-marketing regulatory requirements for any of these product candidates and our business and financial condition will be materially harmed.

Delays, suspensions and terminations in our clinical trials could result in increased costs to us and delay or prevent our ability to generate revenues.

Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. Commencement of our clinical trials for our product candidates may be delayed for a variety of reasons, including delays in:

■	demonstrating sufficient preclinical safety and efficacy to obtain regulatory approval to commence a clinical trial;
■	validating test methods to support quality testing of the product candidate;
■	manufacturing sufficient quantities of the product candidate necessary to conduct clinical trials;
■	obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site;
■	determining dosing and clinical trial design; and
■	patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical trial sites, the availability of effective treatments for the relevant oncological indication and the eligibility criteria for the clinical trial.

The completion of our clinical trials for our product candidates may be delayed, suspended or terminated due to a number of factors, including:

■	lack of efficacy of product candidates during clinical trials;

■	adverse events, safety issues or side effects relating to the product candidates or their formulation;
■	unanticipated events during clinical trials requiring amendments to clinical trial designs or protocols;
■	inability to raise additional capital in sufficient amounts to continue funding clinical trials or development programs;
■	the need to sequence clinical trials as opposed to conducting them concomitantly in order to conserve resources;
■	our inability to enter into collaborations relating to the development and commercialization of our product candidates;
■	our failure to conduct clinical trials in accordance with regulatory requirements or clinical trial protocols;
■	our inability to manufacture or obtain from third parties sufficient quantities of product candidates for use in preclinical studies and clinical trials or of raw materials necessary for such manufacture;
■	governmental or regulatory delays and changes in regulatory requirements or policy and guidance from regulatory authorities, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results;
■	delays in patient enrollment, variability in the number and types of patients available for clinical trials, and lower-than anticipated retention rates for patients in clinical trials;
■	difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment; and
■	varying interpretations of our data by the Notified Body, FDA and other regulatory agencies.

Many of these factors could also ultimately lead to the denial of our marketing application or the failure to complete applicable pre-marketing regulatory requirements for NBTXR3, or our other product candidates. If we experience delays, suspensions or terminations in a clinical trial, the commercial prospects for the related product candidate will be harmed, and our ability to generate product revenues will be delayed or such revenues could be reduced or fail to materialize.

We rely on third parties to assist in our discovery and development activities, manufacture the nanoparticles used in our product candidates, and conduct our clinical trials and perform data collection and analysis, which could hinder our product development prospects or result in costs and delays that prevent us from successfully commercializing our product candidates.

We currently, and expect to continue to, depend on collaborations with public and private research institutions, including hospitals, clinics and cancer treatment centers, to conduct some of our early-stage discovery and development activities. If we are unable to enter into research collaborations with these institutions, or if any one of these institutions fails to work efficiently with us, the research, development or marketing of our product candidates planned as part of the collaboration could be delayed or canceled. In the event a collaboration agreement is terminated or we become unable to renew the arrangement under acceptable conditions, our discovery and development activities may also be delayed.

Further, we depend on our production method, which we developed internally, for the manufacturing of nanoparticles. Although we have trained our third-party manufacturers in the application of our production method (and seek to maintain quality control through, among other things, implementation of a monitoring system), we do not control such third-party manufacturers’ implementation of our production methods. In addition, we cannot provide any assurance that such third-party manufacturers will comply with all necessary safety protocols with respect to the implementation of our production method. Any interruption in the production of nanoparticles using the production method, including due to injuries or safety concerns from the implementation thereof, could significantly compromise our product development efforts.

Finally, we rely, or may rely, on medical institutions, clinical investigators and contract collaborators to carry out our clinical trials and to perform data collection and analysis. For example, two NBTXR3 clinical trials are currently being run by our collaboration partner, PharmaEngine, in the Asia-Pacific region. See “Business—Our Clinical Programs—Head and Neck Cancers Treated with Radiotherapy plus Chemotherapy (PharmaEngine Trial)” and “Business—Our Clinical Programs—Rectal Cancer (PharmaEngine Trial).”

Our clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:

■	the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;
■	we replace a third party; or
■	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons.

We generally do not have the ability to control the performance of third parties in their conduct of clinical trials and data collection and analysis. Third-party performance failures may increase our development costs, delay our ability to obtain regulatory approval or successfully complete pre-marketing certification procedures, and delay or prevent the commercialization of our product candidates. In addition, our third-party agreements usually contain a clause limiting such third party’s liability, such that we may not be able to obtain full compensation for any losses we may incur in connection with the third party’s performance failures. Ultimately, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of this responsibility. While we believe that in many cases there are alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs. Further, in the event of a default, bankruptcy or shutdown of, or a dispute with, a third party, we may be unable to enter into a new agreement with another third party on commercially acceptable terms.

We have entered, and may in the future enter, into collaboration agreements with third parties for the development and commercialization of our product candidates, which may affect our ability to generate revenues.

We have limited capabilities for product development and may seek to enter into collaborations with third parties for the development and potential commercialization of our product candidates. Should we seek to collaborate with a third party with respect to a prospective development program, we may not be able to locate a suitable collaborator and may not be able to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing collaborators for the development and commercialization of our product candidates, such as the arrangement we have entered into with PharmaEngine related to the development and potential commercialization of NBTXR3 in the Asia-Pacific region, we have limited control over the amount and timing that our collaborators may dedicate to the development or commercialization of our product candidates. These collaborations pose a number of risks, including the following:

■	collaborators may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;
■	collaborators may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;
■	collaborators may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;
■	collaborators may decide to pursue a competitive product developed outside of the collaboration arrangement;
■	collaborators may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals or certifications; or
■	collaborators may delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate.

Thus, collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all.

We also face competition in seeking out collaborators. If we are unable to secure new collaborations that achieve the collaborator’s objectives and meet our expectations, we may be unable to advance our product candidates and may not generate meaningful revenues.

If our product candidates are not approved for marketing by applicable government authorities or we fail to complete other applicable pre-marketing regulatory requirements, we will be unable to commercialize them.

To date, we have focused our development and planned commercialization efforts on the EU, the United States and Asia. In September 2016 we initiated the conformity assessment procedure with a Notified Body (which is required to be able to market and sell products in the EU) for certification of NBTXR3 for the treatment of STS. We cannot assure you that NBTXR3, or any of our future product candidates, will receive approval from the FDA or any other regulatory authority, or will successfully complete the conformity assessment procedures in the EU. Even if we successfully complete applicable pre-marketing regulatory requirements for any of our product candidates in a major market such as the United States or the EU, we may never obtain approval or commercialize our products in other major markets, due to varying approval procedures or otherwise, which would limit our ability to realize their full market potential.

Several factors will determine whether we receive FDA approval or whether we successfully complete the conformity assessment procedures in the EU, including, but not limited to:

■	our ability to continue to develop our product candidates currently in preliminary clinical phases and to move our products currently in preclinical development phase to a clinical phase or from one clinical phase to the next;
■	our ability, or the ability of a contracted third party, to successfully complete the clinical trials required by the set deadlines and with the human, technical and financial resources initially planned.

In the event that we do not successfully complete applicable pre-marketing regulatory requirements for our product candidates by the applicable authorities or bodies in the EU, the United States or Asia, we will be unable to commercialize them.

Government restrictions on pricing and reimbursement, as well as other healthcare payor cost-containment initiatives, may negatively impact our ability to generate revenues even if we successfully complete applicable pre-marketing regulatory requirements to market a product.

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, private health insurers, health maintenance organizations and other organizations. Third-party payors determine which therapeutic treatments they will cover and establish reimbursement levels. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products and the treatment associated with use of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular therapeutic treatments. Increasingly, third-party payors are requiring that healthcare companies provide them with predetermined discounts from list prices as a condition of coverage, are deploying various techniques to leverage greater discounts in competitive classes, and are challenging the prices charged for therapeutic products. In addition, in the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the Consumer Price Index-Urban, and these rebates and/or discounts, which can be substantial, may impact our ability to raise commercial prices. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

The continuing efforts of third-party payors to contain or reduce costs of healthcare may negatively affect our commercialization prospects, including:

■	our ability to set a price we believe is fair for our products, if approved;

■	our ability to obtain and maintain market acceptance by the medical community and patients;
■	our ability to generate revenues and achieve profitability; and
■	the availability of capital.

We cannot be sure that coverage and reimbursement will be available for any potential product candidate that we may commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we successfully complete applicable pre-marketing regulatory requirements. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we successfully complete applicable pre-marketing regulatory requirements.

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”) is significantly impacting the provision of, and payment for, healthcare. Various provisions of the ACA were designed to expand Medicaid eligibility, subsidize insurance premiums, provide incentives for businesses to provide healthcare benefits, prohibit denials of coverage due to pre-existing conditions, establish health insurance exchanges, and provide additional support for medical research. With regard to therapeutic products specifically, the ACA, among other things, expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit.

Since its enactment there have been judicial and legislative challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 (the “Tax Cuts and Jobs Act”) included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. The Bipartisan Budget Act of 2018 (the “BBA”), among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, the Centers for Medicare and Medicaid Services (“CMS”) published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas (“Texas District Court Judge”) ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. While the Texas District Court Judge, as well as the Trump Administration and CMS, have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 (the “ATRA”), have instituted, among other things, mandatory reductions in Medicare payments to certain providers.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, the Trump administration released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. On January 31, 2019, the U.S. Department of Health and Human Services, Office of Inspector General, proposed modifications to the U.S. federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. These legislative proposals and initiatives could harm our ability to market any product candidates and generate revenues.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (the “Right to Try Act”), was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product candidate. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Moreover, we cannot predict what healthcare reform initiatives may be adopted in the future.

In some foreign countries, the proposed pricing for a therapeutic product must be approved before it may be lawfully marketed. In addition, in some foreign markets, the pricing of therapeutic products is subject to government control and reimbursement may in some cases be unavailable. The requirements governing pricing of therapeutic products vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of therapeutic products for which their national health insurance systems provide reimbursement and to control the prices of therapeutic products for human use. A Member State may approve a specific price for the therapeutic product, may refuse to reimburse a product at the price set by the manufacturer or may instead adopt a system of direct or indirect controls on the profitability of the company placing the therapeutic product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for therapeutic products will allow favorable reimbursement and pricing arrangements for NBTXR3 or any of our other product candidates that may be approved. Historically, therapeutic products launched in the EU do not follow price structures of the United States and generally tend to have significantly lower prices.

We believe that pricing pressures at the federal and state levels in the United States, as well as internationally, will continue and may increase, which may make it difficult for us to sell our potential product candidates that may be approved in the future at a price acceptable to us or any third parties with whom we may choose to collaborate.

Even if we successfully complete applicable pre-marketing regulatory requirements for the commercialization of our product candidates, the terms of approvals or certifications and ongoing regulation of our products may limit how we market our products, which could materially impair our ability to generate revenues.

Even if we successfully complete applicable pre-marketing regulatory requirements for the commercialization of a product candidate, the resulting approval or certification may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product.

These restrictions could make it more difficult to market the product effectively. Accordingly, assuming we successfully complete applicable pre-marketing regulatory requirements for the commercialization of one or more of our product candidates, we will continue to expend time, money and effort in all areas of regulatory compliance.

Risks Related to the Production and Manufacturing of Our Product Candidates

We may not have access to the raw materials and other components necessary for the manufacturing of our product candidates.

We are dependent on third parties for the supply of various materials that are necessary to produce our product candidates for clinical trials. See “Business—Manufacturing.” Although we have entered into agreements related to the supply of the raw materials used in the manufacturing of our nanoparticles, the supply could be reduced or interrupted at any time. In such case, we may not be able to find other suppliers of acceptable materials in appropriate quantities at an acceptable cost. If we lose key suppliers or the supply of materials is diminished or discontinued, or in the event of a major or international crisis impacting mining or the extraction of minerals in certain regions, we may not be able to continue to develop, manufacture and market our product candidates or products in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing processes and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect our ability to complete trials and commercialize our products in a cost-effective and timely manner. If we encounter difficulties in the supply of these materials, chemicals or other necessary products, or if we were not able to maintain our supply agreements or establish new supply agreements in the future, or incur increased production costs as a result of any of the foregoing, our product development and our business prospects could be significantly compromised.

Our manufacturing facilities as well as our subcontractor’s manufacturing facilities are subject to significant government regulations and approvals. If we or our third-party manufacturers fail to comply with these regulations or maintain these approvals, our business will be materially harmed.

We contract the production of NBTXR3 for use in clinical trials to a number of high-precision manufacturing partners. In addition, we recently expanded our own manufacturing capabilities by opening an internal research and innovation center facility just outside of Paris, France. We and our third-party manufacturers are subject to ongoing regulation and periodic inspection by the national competent authorities of the EU Member States, FDA and other regulatory bodies to ensure current Good Manufacturing Practices (“cGMP”) and international organization for standards (“ISO”) compliance, as applicable. Any failure to follow and document our or their adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications or the completion of pre-marketing certification procedures, as applicable, for our products.

Failure to comply with applicable regulations could also result in the FDA or other applicable regulatory authorities taking various actions, including:

■	levying fines and other civil penalties;
■	imposing consent decrees or injunctions;
■	requiring us to suspend or put on hold one or more of our clinical trials;
■	suspending or withdrawing regulatory approvals or certifications;
■	delaying or refusing to approve pending applications or supplements to approved applications;
■	requiring us to suspend manufacturing activities or product sales, imports or exports;
■	requiring us to communicate with physicians, hospitals and other stakeholders about concerns related to actual or potential safety, efficacy, and other issues involving our products;
■	ordering or requiring product recalls or seizing products;
■	imposing operating restrictions; and
■	seeking criminal prosecutions.

Any of the foregoing actions could be detrimental to our reputation, business, financial condition or operating results. Furthermore, our key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. In addition, before any products would be considered for marketing in the United States, the EU or elsewhere, our suppliers will have to pass an audit by the applicable regulatory agencies. We are dependent on our suppliers’ cooperation and ability to pass such audits, and the audits and any audit remediation may be costly. Failure to pass such audits by us or any of our suppliers would affect our ability to commercialize our product candidates in the United States, the EU or elsewhere.

Risks Related to the Commercialization of Our Product Candidates

The commercial success of our products is not guaranteed.

To date, none of our product candidates has been approved for commercialization. Although we have initiated the conformity assessment procedure, which is a required pre-condition to affixing the CE marking to be able to market NBTXR3 in the EU for the treatment of locally advanced STS, we have not yet obtained this CE marking. Even if we succeed in completing applicable pre-marketing regulatory requirements for the commercialization of any of our products in the EU, the United States or elsewhere, we will need to gain the approval of the medical community, care prescribers and third-party payors.

Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if we are unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our product is preferable to any alternative treatment methods. We cannot predict the degree of market acceptance of any product candidate that successfully completes applicable pre-marketing regulatory requirements, which will depend on a number of factors, including, but not limited to:

■	the perceived therapeutic benefit of the product by care prescribers;
■	the potential occurrence of unanticipated or harmful side effects;
■	the ease of integration of the product in current care/treatment processes;
■	the advantages and disadvantages of the product compared to existing or alternative treatments;
■	the ability of physicians to correctly and effectively administer our product to patients;
■	the cost of treatment, and coverage and reimbursement policies of third-party payors, including government payors, pertaining to the product;
■	our ability to educate the medical community about the safety and effectiveness of the product;
■	support from opinion leaders in the oncology field; and
■	the development of one or more competing products for the same oncological indication.

Even if our products are able to improve current therapeutic responses, poor market penetration, resulting from one or more of the factors listed above, could have a negative impact on our business prospects. Other product solutions which directly or indirectly compete with our products could also hinder our development efforts or render our products obsolete. Similarly, to the extent a cancer treatment method is shown to be more effective than, or were to displace, radiotherapy, our business would be adversely affected. Despite our best efforts, we cannot guarantee that the clinical development of our product candidates will result in successful completion of applicable pre-marketing regulatory requirements for commercialization, or that even if we do complete such requirements, that our products will be accepted by the market and experience commercial success.

Even if we successfully complete clinical trials of our product candidates, those candidates may not be commercialized successfully for other reasons.

Even if we successfully complete clinical trials for one or more of our product candidates and complete relevant regulatory requirements, those candidates may not be commercialized for other reasons, including:

■	failing to receive regulatory clearances required to market them as drugs or medical devices, as applicable;
■	being subject to proprietary rights held by others;
■	failing to obtain clearance from regulatory authorities for the manufacturing of our products;
■	being difficult or expensive to manufacture on a commercial scale;
■	having adverse side effects that make their use less desirable;
■	failing to compete effectively with products or treatments commercialized by competitors;

■	failing to show that the long-term benefits of our products exceed their risks; or
■	shifting our commercialization strategy based upon our view that the market no longer supports commercialization of a particular product candidate.

Any of our product candidates for which we obtain authorization for commercialization could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products following approval.

Any of our product candidates for which we successfully complete applicable pre-marketing regulatory requirements for commercialization, as well as the manufacturing processes, post-approval studies and measures, labeling and promotional activities for such products, among other things, will be subject to continual requirements of and review by the Notified Body and national competent authorities of EU Member States, FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if we successfully complete applicable pre-marketing regulatory requirements for a product candidate, the resulting approval or certification, as applicable, may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including an FDA requirement to implement a risk evaluation and mitigation strategy to ensure that the benefits of a drug product outweigh its risks.

The FDA, and other regulatory bodies, may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long term observational studies. The FDA and other U.S. agencies, including the U.S. Department of Justice, closely regulate and monitor the post-approval marketing and promotion of therapeutic products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The national competent authorities of EU Member States and FDA impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not limit the marketing of any of our product candidates to their approved indications, we may be subject to warnings or enforcement action for off-label marketing. Similarly, we cannot promote our products before completion of applicable pre-marketing regulatory requirements. Violation of the U.S. Federal Food, Drug and Cosmetic Act, and other related statutes, may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

If we are unable to establish sales, marketing and distribution capabilities for our product candidates, whether it be an internal infrastructure or an arrangement with a commercial partner such as the one that we have entered into for the development and commercialization of NBTXR3 in the Asia-Pacific region, we may not be successful in commercializing those product candidates if and when they are approved or duly CE marked.

Given our limited operating history, we do not currently have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of drug or medical device products. Once we successfully complete applicable pre-marketing regulatory requirements for the commercialization of a product candidate, we will have to quickly transition some of our resources and attention to marketing and developing a sales force, either internally or in coordination with strategic partners. We may enter into arrangements with partners for future marketing needs with respect to certain of our products, while also implementing our own sales and marketing organization with respect to other products. Such partners may not attain goals specified in agreements we enter into with them (including, for example, goals related to the timing of product commercialization, amount of sales and payment of milestones and royalties). There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize products on our own include:

■	our inability to recruit, train, manage, motivate and retain adequate numbers of effective sales and marketing personnel;

■	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to adopt any future products as part of treatment; and
■	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, our revenue and our profitability, if any, are likely to be lower than if we were to sell, market and distribute any products that we develop ourselves.

Due to our limited resources and access to capital, our decisions to prioritize development of certain product candidates or certain indications to pursue with the product candidates that we are developing may adversely affect our business prospects.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. In addition, for product candidates under development, such as NBTXR3, we must decide for which indications we intend to develop the product candidate for treatment. As such, we are currently primarily focused on the development of NBTXR3, particularly for the treatment of patients with locally advanced STS, locally advanced head and neck cancers and liver cancers. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular product candidates, oncological indications or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from more promising opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties with respect to some of our product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the field of cancer treatment, our business prospects could be harmed.

Risks Related to Our Organization and Operations

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of March 1, 2019, we had 107 full-time employees and we expect to increase our number of employees and the scope and location of our operations. In addition, as a U.S. public company following the offering, we will incur substantial additional legal, accounting and other expenses to comply with applicable SEC, Nasdaq and other rules and regulations. To manage our anticipated development, expansion and incurrence of additional expenses, including the development and potential commercialization of our product candidates in Europe, the United States and Asia, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Members of our management team may need to divert a disproportionate amount of their attention away from their day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team, particularly Laurent Levy, Ph.D., our Chief Executive Officer. The loss of the services of any member of our management team could have a material adverse effect on us.

Our success will also depend upon our ability to attract and retain additional qualified management, regulatory, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on our business. We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, failure to succeed in our product candidates’ development may make it more challenging to recruit and retain qualified personnel. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with legal requirements or the requirements of the CMS, national competent authorities of EU Member States, FDA and other government regulators, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. In connection with the offering, we intend to adopt a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations.

We use hazardous chemicals in our business. Any claims relating to improper handling, storage or disposal of these materials could be time-consuming and costly.

Our research and development processes involve the controlled storage, handling, use and processing of hazardous materials (notably radioactive substances), including toxins and chemical agents. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed any insurance coverage and our total assets. EU and U.S. federal, state, local or other foreign laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research and development efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced.

Product liability and other lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of therapeutic products. Side effects of, manufacturing defects in, or improper physician administration of, products that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought after by patients participating in clinical trials due to unexpected side effects resulting from the administration of our products. Once a product successfully completes applicable pre-marketing regulatory requirements and is commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, physicians, regulatory authorities, pharmaceutical companies and any other third party using or marketing our products. These actions could include claims resulting from acts by our collaboration partners, potential licensees and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products. Any such adverse outcomes in future legal proceedings could also damage our market reputation which could in turn have an adverse effect on our ability to commercialize our products successfully.

We maintain product liability insurance coverage for our clinical trials at levels which we believe are appropriate for our clinical trials. Nevertheless, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our collaboration partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates that complete applicable pre-marketing regulatory requirements.

We are subject to healthcare laws and regulations which may require substantial compliance efforts and could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers, physicians and others will play a primary role in the recommendation, and the incorporation into treatment regimes, of our products, if approved and duly CE-marked. Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose us to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that successfully complete applicable pre-marketing regulatory requirements. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:

■	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;
■	U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which can be enforced by individuals through civil whistleblower or qui tam actions, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
■	the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes which prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;
■	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which impose certain requirements on covered entities, including certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, individuals and entities that perform functions or activities that involve individually identifiable health information on behalf of covered entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
■	the laws and regulations relating to the protection of personal data, and in particular Regulation (EU) 2016/679 of April 27, 2016, or the General Data Protection Regulation (“GDPR“), which imposes strict requirements on activities that involve the processing of “personal data” (i.e., any information relating to an identified or identifiable natural person), as well as any national implementing law. For example, the GDPR requires the following: data processing activities must be justified by a legal basis, data subjects must be informed of the characteristics of the processing of their personal data, adequate security measures must be implemented, contractual relationships with data processors and transfers of personal data outside of the EU must be formalized and performed in compliance with data protection rules, data controllers must hold and maintain up to date records of data processing activities, data privacy impact assessments must be performed under certain circumstances, personal data breaches must be notified, etc. The GDPR entered into effect on May 25, 2018, and we are currently assessing our compliance with its requirements;

■	U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and
■	analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our internal computer systems, or those of our third-party subcontractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our operations.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. If such an event were to occur and cause interruptions in our systems, it could result in a material disruption of our operations. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval, certification and commercialization efforts and significantly increase our costs to recover or reproduce the lost data. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, damage to our reputation, and the further development of our product candidates could be delayed. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events.

Use of social media may materially and adversely impact our reputation.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individual access to a broad audience of interested persons. The medical community and care prescribers may value any such readily available information concerning our products or product candidates and may act on such information without further investigation, authentication and without regard to its accuracy. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is virtually limitless. Information concerning or affecting us, including information regarding our products, product candidates or proprietary nanotechnology, may be posted on such platforms and devices at any time. Information posted may be inaccurate and adverse to us, and it may harm our business or reputation. The harm may be immediate without affording us an opportunity for redress or correction. Further, such inaccurate information may require us to engage in a defensive media campaign, which may divert our management’s attention or result in an increase in our expenses. Such platforms also could be used for the dissemination of trade secret information or compromise of other valuable company assets, any of which could harm our business.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We may decide to acquire companies or technologies facilitating access to, or enabling us to access, new therapeutic solutions, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. If such acquisitions were to become necessary or attractive in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms, which could require us to finance these acquisitions using our existing cash resources that could have been allocated to other purposes, including existing business activities. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction.

Our business may be exposed to foreign exchange risks.

We incur some of our expenses, and may in the future derive revenues, in currencies other than the euro. In particular, as we expand our operations and continue to conduct clinical trials in the United States, we will continue to incur expenses in U.S. dollars. As a result, we may be exposed to foreign currency exchange risk as our results of operations and cash flows would be subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, are translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. The ADSs being sold in the U.S. offering will be quoted in U.S. dollars on the Nasdaq Global Market, while our ordinary shares trade in euros on the Euronext Paris exchange. Our financial statements are prepared in euros. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs.

Our international operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence. To date, we have focused our development and planned commercialization efforts on Europe, the United States and Asia. International operations are subject to the legal, political, regulatory, and social requirements and economic conditions in the jurisdictions in which they are conducted. Risks inherent to international operations include, but are not limited to:

■	currency exchange restrictions or costs and exchange rate fluctuations;
■	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;
■	compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content, data protection and privacy, employment and labor laws and health and safety;
■	difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences;

■	difficulty in enforcing agreements, judgments, and arbitration awards in various legal systems; and
■	inability to obtain, maintain or enforce our intellectual property rights.

We believe that our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social, and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each jurisdiction where we may conduct operations or do business in the future.

U.S. federal income tax reform may adversely affect the operations of our U.S. subsidiary.

On December 22, 2017, U.S. tax reform legislation known as the Tax Cuts and Jobs Act was signed into law. The Tax Cubs and Jobs Act makes substantial changes to U.S. tax law, including a reduction in the corporate income tax rate, a limitation on the use of new operating losses to offset future taxable income, the modification or repeal of certain business deductions and credits, and new rules designed to prevent erosion of the U.S. income tax base such as a new minimum tax, called the Base Erosion and Anti-abuse Tax, applicable to certain U.S. corporations that make certain payments to related foreign persons. The extent of the impact of the Tax Cuts and Jobs Act on our U.S. subsidiary remains uncertain at this time and is subject to other regulatory or administrative developments, including any regulations or other guidance promulgated by the U.S. Internal Revenue Service (the “IRS”).

Risks Related to Intellectual Property

Our ability to compete may decline if we do not adequately protect our intellectual property proprietary rights.

Our commercial success depends, in part, on obtaining and maintaining proprietary rights to our and our licensors’ intellectual property as well as successfully defending these rights against third-party challenges. We will only be able to protect our products, product candidates, processes and technologies from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our products, product candidates, processes and technologies is uncertain due to a number of factors, including:

■	we or our licensors may not have been the first to invent the technology covered by our or their pending patent applications or issued patents;
■	we cannot be certain that we or our licensors were the first to file patent applications covering our products, product candidates, processes or technologies, as patent applications in the United States and most other countries are confidential for a period of time after filing;
■	others may independently develop identical, similar or alternative products, product candidates, processes and technologies;
■	the disclosures in our or our licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability;
■	any or all of our or our licensors’ pending patent applications may not result in issued patents;
■	we or our licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide us a significant business opportunity;
■	any patents issued to us or our licensors may not provide a basis for commercially viable products, product candidates, processes and technologies, may not provide any competitive advantages, or may be successfully challenged by third parties, which may result in our or our licensors’ patent claims being narrowed, invalidated or held unenforceable;
■	our or our licensors’ products, product candidates, processes and technologies may not be patentable;
■	others may design around our or our licensors’ patent claims to produce competitive products, product candidates, processes and technologies that fall outside of the scope of our or our licensors’ patents;
■	others may identify prior art or other bases upon which to challenge and ultimately invalidate our or our licensors’ patents or otherwise render them unenforceable; and
■	our employees may claim intellectual property rights over, or demand remuneration with respect to, inventions they helped to develop.

Even if we have or obtain patents covering our products, product candidates, processes and technologies, we may still be barred from making, using and selling our products, product candidates, processes and technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering products, product candidates, processes or technologies that are similar or identical to ours. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the cancer treatment field in which we are developing products. These could materially affect our ability to develop and commercialize our product candidates or sell our products if approved. Because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our products, product candidates, processes or technologies may infringe. These patent applications may have priority over patent applications filed by us or our licensors. Patent applications in France are only published until 18 months after their priority date. In the United States, some patent applications are not published until the grant of the patent itself.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due over the course of several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We or our licensors may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

In addition to patent protection, because we operate in the highly technical field of the development of therapies using nanotechnology, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. We enter into non-disclosure agreements with our employees, consultants, outside collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to us. In particular, such parties may enter into other agreements with third parties and we would have no control over such contractual relationships and how they protect our confidential information.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not provide adequate protection for our proprietary information. For example, our security measures may not prevent an employee or consultant with authorized access from misappropriating our trade secrets and providing them to a competitor, and the recourse we have available against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, our proprietary information may be independently developed by others in a manner that could prevent legal recourse by us.

If any of our confidential or proprietary information, including our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed and our business could be materially and adversely affected.

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position.

The patent positions of companies developing oncology therapeutic solutions, including pharmaceutical and nanomedicine companies and other actors in our fields of business, can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering therapeutic compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (the “USPTO”) and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in corresponding foreign patent offices. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of our or our licensors’ patents may not provide us with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any of such patents and patent applications may have a material adverse effect on our business.

Furthermore, even if not challenged, our or our licensors’ patents and patent applications may not adequately protect our products, product candidates, processes or technologies or prevent others from designing their products or technology to avoid being covered by our or our licensors’ patent claims. If the breadth or strength of protection provided by the patents we own or license with respect to our products, product candidates, processes or technologies is threatened, it could dissuade companies from partnering with us to develop, and could threaten our ability to successfully commercialize, our products product candidates, processes and technologies. Furthermore, for U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our products, product candidates, processes and technologies without providing any notice or compensation to us, or may limit the scope of patent protection that we or our licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we or our licensors fail to obtain and maintain patent protection and trade secret protection of our products, product candidates, processes and technologies, we could lose our competitive advantage and competition we face would increase, potentially reducing revenues and having a material adverse effect on our business.

The lives of our patents may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. If we or our licensors do not have sufficient patent life to protect our products, processes and technologies, our business and results of operations will be adversely affected.

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our products, product candidates, processes and technologies in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. Competitors may use our technologies in jurisdictions where we or our licensors do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we or our licensors have patent protection, but where the ability to enforce our or our licensors’ patent rights is not as strong as in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we and our licensors may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to novel therapeutic products or techniques, and the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for us to stop the infringement, misappropriation or other violation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Furthermore, proceedings to enforce our licensors’ and our patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly, could put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our licensors’ and our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third parties may assert ownership or commercial rights to inventions we develop or otherwise regard as our own.

Third parties may in the future make claims challenging the inventorship or ownership of our or our licensors’ intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed through a collaboration, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and could interfere with our ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property and associated products, product candidates, processes and technologies, or may lose our rights in that intellectual property. Either outcome could have an adverse impact on our business.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We currently employ, and in the future may employ, individuals who were previously employed at universities or other biotechnology, pharmaceutical or nanomedicine companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or damage our reputation. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our intellectual property rights or the intellectual property rights of others could be time-consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in the fields of pharmaceutical and medical device development regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our products, product candidates, processes, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a negative impact on our cash position. Any legal action against us or our collaborators could lead to:

■	payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

■	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or
■	us or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

Any of these outcomes could hurt our cash position and financial condition and our ability to develop and commercialize our product candidates.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names and trademarks, which we need to build name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Risks Related to the Offering, Ownership of Our Ordinary Shares and ADSs and Our Status as a Non-U.S. Company with Foreign Private Issuer Status

Being a U.S. public company requires significant resources and management attention and may affect our ability to attract and retain executive management and qualified board members.

As a U.S. public company following the offering, we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq corporate governance requirements and other applicable securities laws, rules and regulations. Compliance with these laws, rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include this attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase our costs and expenses. If we fail to implement the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control systems required of public companies could also restrict our future access to the capital markets. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming.

An active trading market for our ADSs may not develop, and the market price for our ADSs may be volatile or may decline regardless of our operating performance.

Prior to the completion of the offering, while our ordinary shares have been traded on Euronext Paris since October 2012, there has been no public market on a U.S. national securities exchange for the ADSs or our ordinary shares in the United States. An active trading market for our ADSs may never develop or be sustained following the U.S. offering. If an active trading market does not develop, you may have difficulty selling your ADSs at an attractive price, or at all. The price for our ADSs in the U.S. offering will be determined by negotiations among us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market after the offering. Consequently, you may not be able to sell your ADSs at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our ADSs, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our ADSs as consideration.

The market price of our equity securities may fluctuate substantially.

You should consider an investment in our ordinary shares or ADSs to be risky, and you should invest in our ordinary shares or ADSs only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our ordinary shares or ADSs to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

■	actual or anticipated fluctuations in our financial condition and operating results;
■	our failure to develop and commercialize our product candidates;
■	our failure to achieve our projected product candidate development and commercialization goals in our expected or announced timeframes;
■	actual or anticipated changes in our growth rate relative to our competitors;
■	competition from existing products or new products that may emerge;
■	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
■	the imposition of regulatory requirements on any of our products or product candidates;
■	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
■	issuance of new or updated research or reports by securities analysts;
■	fluctuations in the valuation of companies perceived by investors to be comparable to us;
■	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares (such as fluctuations in the exchange rate between the U.S. dollar and the euro that may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences);
■	additions or departures of key management or scientific personnel;
■	lawsuits threatened or filed against us, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;
■	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
■	announcement or expectation of additional debt or equity financing efforts;
■	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
■	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ordinary shares and ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares or ADSs and may otherwise negatively affect the liquidity of the trading market for the ordinary shares and ADSs. In addition, the stock market in general, and pharmaceutical, biotechnology and nanomedicine companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Our management will have broad discretion over the use of the proceeds from the offering and may apply the proceeds of the offering in ways that may not increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from the offering and you will be relying on its judgment regarding the application of these proceeds. We may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. We expect to use the net proceeds from the offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of the offering in ways that increase the value of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ordinary shares and ADSs and their trading volume could decline.

The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for the ADSs and ordinary shares would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of the ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for the ordinary shares and ADSs could decrease, which could cause the price of the ordinary shares and ADSs or their trading volume to decline.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares and ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ordinary shares or ADSs for the foreseeable future, and the success of an investment in ordinary shares or ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ordinary shares or ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ordinary shares or ADSs will appreciate in value or even maintain the price at which our shareholders have purchased them. Investors seeking cash dividends should not purchase the ADSs or ordinary shares.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. See “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

If you purchase ordinary shares or ADSs in the offering, you will experience substantial and immediate dilution.

If you purchase ordinary shares or ADSs in the offering, you will experience substantial and immediate dilution of $       per ADS and €             per ordinary share in net tangible book value after giving effect to the offering at an assumed public offering price of $       per ADS in the U.S. offering corresponding to €             per ordinary share in the non-U.S. private placement (assuming an exchange rate of €1.00 = $             ), the closing price of our ordinary shares on Euronext Paris on             , 2019, because the price that you pay will be substantially greater than the net tangible book value per ADS or ordinary share, as applicable, that you acquire. For a further description of the dilution that you will experience immediately after the offering, see “Dilution.”

Future sales of ordinary shares or ADSs by existing shareholders or holders of ADSs could depress the market price of the ADSs and ordinary shares.

If our existing shareholders or holders of ADSs sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the public market after the 90-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of the ADSs and ordinary shares could decline significantly and could decline below the offering price. Upon completion of the offering, we will have outstanding             ordinary shares (including ordinary shares in the form of ADSs) assuming no issuance by us of additional ordinary shares (including in the form of ADSs)

pursuant to the exercise in full of the underwriters’ option, approximately           of which are subject to a contractual restriction on selling for up to 90 days, subject to customary exceptions. The underwriters may permit our executive board members and supervisory board members to sell ADSs or ordinary shares prior to the expiration of the lock-up agreements. See “Underwriting.”

After the lock-up agreements pertaining to the offering expire, and based on the number of ordinary shares outstanding upon completion of the offering (including ordinary shares in the form of ADSs),          additional ordinary shares will be eligible for sale in the public market, all of which shares are held by supervisory board members, executive board members and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the ordinary shares subject to outstanding warrants or stock options and outstanding free shares will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Following the offering and expiration of the lock-up period, we intend to file one or more registration statements with the SEC covering the ordinary shares issuable upon exercise of outstanding warrants or stock options and outstanding free shares. Upon effectiveness of such registration statements, any ordinary shares subsequently issued will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares in the public market could have an adverse effect on the market price of the ADSs or ordinary shares. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs and ordinary shares could decline substantially.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our executive board and supervisory board are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our executive board and supervisory board are required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. Further, in accordance with French law, double voting rights automatically attach to each ordinary share of companies listed on a regulated market (such as Euronext Paris, where our ordinary shares are listed) that is held of record in the name of the same shareholder for a period of at least two years, except as otherwise set forth in a company’s by-laws. Our By-laws currently do not exclude such double voting rights. See “Management—Corporate Governance Practices” and “Description of Share Capital.”

U.S. investors may have difficulty enforcing civil liabilities against our company and supervisory board and senior management and the experts named in this prospectus.

Certain members of our executive board, supervisory board and senior management and certain experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See “Enforcement of Civil Liabilities.”

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our By-laws and French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

■	provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a regulated market or a multilateral trading facility in a Member State of the EU or in a state party of the European Economic Area Agreement, including the main French stock exchange, and will therefore be applicable to us only if we continue to dual-list in France;
■	a merger (i.e., in a French law context, a stock-for-stock exchange after which our company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the EU would require the approval of our executive board as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
■	a merger of our Company into a company incorporated outside of the EU would require the unanimous approval of our shareholders;
■	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
■	our shareholders have granted and may grant in the future to our executive board broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
■	our shareholders have preferential subscription rights proportional to their shareholding in our company on the issuance by us of any additional shares or securities giving right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary shareholders’ general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
■	our supervisory board has the right to appoint new members to fill a vacancy created by the resignation or death of a member, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our supervisory board;
■	the members of our executive board are appointed by our supervisory board and can be removed either by our supervisory board or by the shareholders’ general meeting;
■	our supervisory board can only be convened by its chairman, or by its vice-president or, on a reasoned request (e.g. when no board meeting has been held for more than two consecutive months), by (1) members representing at least one-third of the total number of members of our supervisory board or (2) a member of the executive board;
■	our supervisory board’s meetings can only be regularly held if at least half of its members attend either physically or by way of videoconference or teleconference, enabling the members’ identification and ensuring their effective participation in the supervisory board’s decisions;
■	our ordinary shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;

■	under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. See “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons”;
■	under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the EU are subject to prior authorization of the Ministry of Economy; see “Limitations Affecting Shareholders of a French Company;”
■	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove members of the supervisory board with or without cause;
■	advance notice is required for nominations to the members of the supervisory board or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a member of our supervisory board can be proposed at any shareholders’ meeting without notice;
■	pursuant to French law, our By-laws, including the sections relating to the number of our supervisory board’s members and election and removal of a member of the supervisory board from office, may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting;
■	in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder and can impose certain obligations; see “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Declaration of Crossing of Ownership Thresholds”; and
■	transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Directive and Regulation dated April 16, 2014.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

Purchasers of ADSs in the U.S. offering may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, purchasers of ADSs in the U.S. offering will not be able to exercise voting rights, unless they withdraw the ordinary shares underlying the ADSs they hold. However, a holder of ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for a holder of ADSs’ instructions, the depositary, upon timely notice from us, will notify him or her of the upcoming vote and arrange to deliver our voting materials to him or her. We cannot guarantee to any holder of ADSs that he or she will receive the voting materials in time to ensure that he or she can instruct the depositary to vote his or her ordinary shares or to withdraw his or her ordinary shares so that he or she can vote them. If the depositary does not receive timely voting instructions from a holder of ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying his or her ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that a holder of ADSs may not be able to exercise his or her right to vote, and there may be nothing he or she can do if the ordinary shares underlying his or her ADSs are not voted as he or she requested.

Purchasers of ADSs in the U.S. offering will not be directly holding our ordinary shares.

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights. French law governs our shareholder rights. The depositary, through the custodian or the custodian’s nominee, will be the holder of the ordinary shares underlying ADSs held by purchasers of ADSs in the U.S. offering. Purchasers of ADSs in the U.S. offering will have ADS holder rights. The deposit agreement among us, the depositary and purchasers of ADSs in the U.S. offering, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary.

The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in the U.S. offering.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs in the U.S. offering unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Purchasers of ADSs in the U.S. offering may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs, which may be evidenced by American Depositary Receipts (“ADRs”), are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder of ADSs’ right to cancel his or her ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying ordinary shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs and ordinary shares.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our executive board members and supervisory board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted and we expect to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance standards.

As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. Certain corporate governance practices in France, which is our home country, may differ significantly from Nasdaq corporate governance standards. Other than as set forth in the section of this prospectus titled “Management—Corporate Governance Practices,” we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow our French home country practice in the future.

As a result of the accommodations for foreign private issuers, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management—Corporate Governance Practices.”

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to us will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

We cannot predict if investors will find the ADSs less attractive if we rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of the offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive board members or supervisory board members are residents or citizens of the United States, we could lose our foreign private issuer status. Immediately following the closing of the offering, approximately    % of our outstanding ordinary shares will likely be held by U.S. residents (assuming that all purchasers in the U.S. offering are residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

Although not free from doubt, we do not believe that we were a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2018. However, it is not yet known whether we will be a PFIC in subsequent taxable years. If we are determined to be a PFIC for any taxable year, there may be adverse U.S. federal income tax consequences to U.S. holders (as defined in the section of this prospectus titled “Taxation—Material U.S. Federal Income Tax Considerations”).

A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Although not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2018. However, it is not yet known whether we will be a PFIC in subsequent taxable years. The determination of PFIC status is fact-specific, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Our status as a PFIC depends on the composition of our income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets. The value of our assets may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially. Our status as a PFIC may also depend in part upon how quickly we utilize the cash proceeds from the offering (and the cash proceeds from other fund-raising activities) in our business.

If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences. See “Taxation—Material U.S. Federal Income Tax Considerations.”

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2020 and the filing of our second annual report with the SEC.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an emerging growth company, which may be up to five fiscal years following the date of the offering. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ordinary shares and ADSs may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections of this prospectus titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

■	our ability to successfully develop and commercialize NBTXR3;
■	our ability to expand our product pipeline by developing and commercializing NBTXR3 in additional indications, including in combination with chemotherapies or I-O treatment;
■	our ability to compete with institutions with greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing;
■	the completion of applicable pre-marketing regulatory requirements and/or our ability to maintain regulatory approvals and certifications for our products and product candidates and the rate and degree of market acceptance of our product candidates, including NBTXR3;
■	regulatory developments in the United States, the EU, and other countries;
■	the initiation, timing, progress and results of our preclinical studies and clinical trials;
■	the expected timeline of our clinical trial completion, including our ability, and the ability of third party collaborators, to successfully conduct, supervise and monitor clinical trials for our product candidates;
■	our ability to obtain raw resources and maintain and operate our facilities to manufacture our product candidates;
■	our ability to manufacture, market and distribute our products upon successful completion of applicable pre-marketing regulatory requirements, specifically NBTXR3;
■	our ability to achieve the commercialization goals for NBTXR3 in our agreement with PharmaEngine, including the timing and amount of anticipated milestone and royalty payments;
■	our ability to obtain funding for our operations;
■	our ability to attract and retain key management and other qualified personnel;
■	our global operations and exposure to global markets;
■	our ability to protect and maintain our intellectual property rights, manufacturing know-how and proprietary technologies and our ability to operate our business without infringing upon the intellectual property rights and proprietary technologies of third parties;
■	our use of proceeds from the offering;
■	future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities;
■	our status as a foreign private issuer and emerging growth company and the reduced disclosure requirements associated with maintaining these statuses; and
■	other risks and uncertainties, including those listed under the caption “Risk Factors.”

As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with the offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the offering of approximately €          ($          ) million, assuming an offering price of €          per ordinary share (corresponding to $          per ADS, assuming an exchange rate of €1.00 = $          ), the closing price of our ordinary shares on Euronext Paris on          , 2019, after deducting estimated underwriting commissions and estimated offering expenses payable by us, and assuming no issuance by us of additional ordinary shares (which may be in the form of ADSs) pursuant to the exercise in full of the underwriters’ option. If we issue additional ordinary shares (including in the form of ADSs) pursuant to the exercise in full of the underwriters’ option in the offering, we estimate that we will receive net proceeds from the offering of approximately €          ($          ) million, assuming an offering price of €          per ordinary share (corresponding to $          per ADS, assuming an exchange rate of €1.00 = $          ), the closing price of our ordinary shares on Euronext Paris on          , 2019, after deducting estimated underwriting commissions and estimated offering expenses payable by us.

Each €1.00 ($          ) increase (decrease) in the assumed offering price of $          per ADS (€          per ordinary share) would increase or decrease our net proceeds from the offering by €          ($          ) million, assuming the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares (which may be in the form of ADSs) we are offering. An increase or decrease of 1,000,000 ordinary shares (including those in the form of ADSs) offered by us would increase or decrease the net proceeds to us from the sale of the ordinary shares we are offering by €          ($          ) million, assuming that the assumed offering price remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us. The actual net proceeds payable to us will adjust based on the actual number of ordinary shares (including in the form of ADSs) offered by us in the offering, the actual offering price and other terms of the offering determined at pricing.

We currently expect to use the net proceeds from the offering as follows:

■	NBTXR3 for the treatment of locally advanced head and neck cancers:
■	approximately € ($ ) million to complete our ongoing global clinical trials;
■	approximately € ($ ) million to support applicable pre-marketing regulatory requirements in the United States and the EU; and
■	approximately € ($ ) million to begin building our commercial infrastructure in preparation for potential regulatory approval.
■	Approximately € ($ ) million to initiate and conduct the Phase I portion of our clinical trial of NBTXR3 in our checkpoint inhibitor combination development program.

We expect to use the remainder of the net proceeds, if any, from the offering for working capital funding and other general corporate purposes.

We expect that the net proceeds from the offering, together with our cash and cash equivalents as of December 31, 2018, will be sufficient to fund our operating expenses and capital expenditure requirements for at least          months. Even with the expected net proceeds from the offering, we may need to raise additional capital in the future. We have based these estimates on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from the offering.

Pending our use of the net proceeds from the offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Subject to the requirements of French law and our By-laws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves, which are our reserves other than the legal and statutory reserves and the revaluation surplus. The section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” provides further details on the limitations on our ability to declare and pay dividends. Dividend distributions, if any, will be made in euros and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018 on:

■	an actual basis; and
■	an as adjusted basis to reflect our issuance and sale of ordinary shares (including in the form of ADSs) in the offering at an assumed offering price of € per ordinary share (corresponding to $ per ADS, assuming an exchange rate of €1.00 = $ ), the closing price of our ordinary shares on Euronext Paris on , 2019, after deducting estimated underwriting commissions and estimated offering expenses payable by us.

Our capitalization following the offering will be adjusted based on the actual offering price and other terms of the offering that will be determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated.

You should read this table together with our financial statements and the related notes thereto beginning on page F-1, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of December 31, 2018
	Actual		As Adjusted(1)
	(in thousands, except share data)
	€	$(2)	€	$(2)
Cash and cash equivalents	36,203	41,474
Share capital:
Ordinary shares, €0.03 nominal value: 19,633,373 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	589	675
Premiums related to share capital	122,799	140,679
Accumulated other comprehensive loss	381	436
Treasury shares	(124)	(142)
Reserve	(79,057)	(90,568)
Net loss	(30,345)	(34,763)
Total shareholders’ equity	14,243	16,317
Non-current financial liabilities	20,021	22,936
Current financial liabilities	500	573
Total financial liabilities	20,521	23,509
Total capitalization	34,764	39,826
(1)	Each €1.00 ($ ) increase or decrease in the assumed offering price of $ per ADS (€ per ordinary share), would increase or decrease each of as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately € ($ ) million, assuming that the number of ordinary shares offered by us (including in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering (including in the form of ADSs). Each increase or decrease of 1,000,000 ordinary shares offered by us (including in the form of ADSs) would increase or decrease each of as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by approximately € ($ ) million, assuming that the assumed offering price remains the same, and after deducting estimated underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual offering price, the actual number of ordinary shares offered by us (including in the form of ADSs), and other terms of the offering determined at pricing.
(2)	Translated solely for convenience into U.S. dollars at an exchange rate of €1.00 = $1.1456, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018.

The number of ordinary shares (including in the form of ADSs) that will be outstanding after the offering is based on 19,633,373 ordinary shares outstanding as of December 31, 2018 and excludes:

■	ordinary shares issuable upon the exercise of founders’ warrants (bons de souscription de parts de créateur d’entreprise or BSPCE) at a weighted average exercise price of € ($ ) per ordinary share;
■	ordinary shares issuable upon the exercise of warrants (bons de souscription d’actions or BSA) at a weighted average exercise price of € ($ ) per ordinary share;
■	ordinary shares issuable upon exercise of stock options (options de souscription d’actions) at a weighted average exercise price of € ($ ) per ordinary share;
■	free shares in their vesting period (période d’acquisition);
■	ordinary shares reserved pursuant to delegations of authority from our shareholders for share capital increases; and
■	ordinary shares reserved for future issuance under our share option plans and free share plans.

DILUTION

If you invest in our ADSs or ordinary shares in the offering, your ownership interest will be diluted to the extent of the difference between the offering price per ADS or ordinary share paid by you and the as adjusted net tangible book value per ADS or ordinary share after completion of the offering. Our net tangible book value as of December 31, 2018 was €14.1 million ($16.2 million), or €0.72 per ordinary share (equivalent to $0.82 per ADS, based on an exchange rate of €1.00 = $1.1456). Net tangible book value per ordinary share is determined by dividing (1) our total assets less our intangible assets and our total liabilities by (2) the number of ordinary shares outstanding as of December 31, 2018, or 19,633,373 ordinary shares.

After giving effect to our sale of             ordinary shares (including in the form of ADSs) in the offering, assuming an offering price of €          per ordinary share (corresponding to $          per ADS, assuming an exchange rate of €1.00 = $          ), the closing price of our ordinary shares on Euronext Paris on          , 2019, and after deducting estimated underwriting commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at December 31, 2018 would have been €          million ($          million), or €          per ordinary share (equivalent to $          per ADS). This represents an immediate increase in net tangible book value of €          per ordinary share (equivalent to $          per ADS) to existing shareholders and an immediate dilution in net tangible book value of €          per ordinary share (equivalent to $          per ADS) to new investors.

The following table illustrates this dilution on a per ordinary share and per ADS basis:

As of December 31, 2018
	Per Ordinary Share			Per ADS
Assumed offering price			€			$
Historical net tangible book value per ordinary share or ADS as of December 31, 2018		€0.72			$0.82
Increase in net tangible book value per ordinary share or ADS attributable to new investors participating in the offering	€			$
As adjusted net tangible book value per ordinary share or ADS after the offering			€			$
Dilution in as adjusted net tangible book value per ordinary share or ADS to new investors participating in the offering			€			$

The dilution information discussed above is illustrative only and will change based on the actual offering price and other terms of the offering determined at pricing. Each €1.00 ($             ) increase or decrease in the assumed offering price of $          per ADS (€          per ordinary share), would increase or decrease our as adjusted net tangible book value by approximately €          ($          ) million, or approximately €          per ordinary share (equivalent to $          per ADS), and the dilution to new investors participating in the offering would be approximately €          per ordinary share (equivalent to $          per ADS), assuming that the number of ordinary shares offered by us (including ordinary shares in the form of ADSs), as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. An increase of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would increase the as adjusted net tangible book value by approximately €          million ($          million), or €          per ordinary share (equivalent to $          per ADS), and the dilution to new investors participating in the offering would be €          per ordinary share (equivalent to $          per ADS), assuming that the assumed offering price per ADS or ordinary share remains the same, and after deducting estimated underwriting commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would decrease the as adjusted net tangible book value by approximately €          ($          ) million, or €          per ordinary share (equivalent to $          per ADS), and the dilution to new investors participating in the offering would be €          per ordinary share (equivalent to $          per ADS), assuming that the assumed offering price per ADS or ordinary share remains the same, and after deducting estimated underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us (including ordinary shares in the form of ADSs), and other terms of the offering determined at pricing.

If we issue          additional ordinary shares (including in the form of ADSs) pursuant to the exercise in full of the underwriters’ option, the as adjusted net tangible book value after the offering would be €          per ordinary share (equivalent to $          per ADS), the increase in the as adjusted net tangible book value to existing shareholders would be €          per ordinary share (equivalent to $          per ADS), and the dilution to new investors participating in the offering would be €          per ordinary share (equivalent to $          per ADS).

The following table sets forth, as of          , consideration paid to us in cash for ordinary shares (including ordinary shares in the form of ADSs) purchased from us by our existing shareholders and by new investors participating in the offering based on an assumed offering price of $          per ADS (assuming an exchange rate of €1.00 = $          ) and €          per ordinary share, the closing price of our ordinary shares on Euronext Paris on          , 2019, and before deducting estimated underwriting commissions and estimated offering expenses payable by us:

	Ordinary Shares (Including ADSs) Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
Existing shareholders		%	€	%	€	$
New investors
Total		100%	€	100%

Each €1.00 ($          ) increase or decrease in the assumed offering price of $          per ADS (€          per ordinary share), would increase or decrease the total consideration paid by new investors participating in the offering by €          million ($          million), assuming that the number of ordinary shares offered by us (including ordinary shares in the form of ADSs), as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. Each increase or decrease in 1,000,000 ordinary shares (including ordinary shares in the form of ADSs) offered by us would increase or decrease the total consideration paid by new investors participating in the offering by €             ($             ) million, assuming that the assumed offering price per ADS or ordinary share remains the same and before deducting estimated underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us (including ordinary shares in the form of ADSs) and other terms of the offering determined at pricing.

The table above assumes no issuance by us of additional ordinary shares (including in the form of ADSs) pursuant to the exercise of the underwriters’ option. If we issue additional ordinary shares (including in the form of ADSs) pursuant to the exercise in full of the underwriters’ option, the number of ordinary shares (including ordinary shares in the form of ADSs) held by the existing shareholders after the offering would be reduced to          , or          % of the total number of ordinary shares (including ordinary shares in the form of ADSs) outstanding after the offering, and the number of ordinary shares (including ordinary shares in the form of ADSs) held by new investors participating in the offering would increase to          , or          % of the total number of ordinary shares (including ordinary shares in the form of ADSs) outstanding after the offering.

The tables and calculations above are based on the number of ordinary shares (including in the form of ADSs) that will be outstanding after the offering, which is based on 19,633,373 ordinary shares outstanding as of December 31, 2018 and excludes:

■	ordinary shares issuable upon the exercise of founders’ warrants (bons de souscription de parts de créateur d’entreprise or BSPCE) at a weighted average exercise price of € ($ ) per ordinary share;

■	ordinary shares issuable upon the exercise of warrants (bons de souscription d’actions or BSA) at a weighted average exercise price of € ($ ) per ordinary share;
■	ordinary shares issuable upon exercise of stock options (options de souscription d’actions) at a weighted average exercise price of € ($ ) per ordinary share;
■	free shares in their vesting period (période d’acquisition);
■	ordinary shares reserved pursuant to delegations of authority from our shareholders for share capital increases; and
■	ordinary shares reserved for future issuance under our share option plans and free share plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected statement of income data for the years ended December 31, 2018 and 2017 and the selected statement of financial position data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by IASB. The consolidated financial statements are also compliant with IFRS as adopted by the EU.

The following selected consolidated financial data for the period and as of the date indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes beginning on page F-1 of this prospectus, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2018		2017
	€	$(1)	€
	(in thousands, except share and per share data)
Statement of income data:
Revenues	116	133	252
Other income	3,363	3,853	3,470
Total revenues and other income	3,479	3,986	3,722
Operating expenses:
Research and development expenses	(20,893)	(23,935)	(17,733)
Selling, general and administrative expenses	(12,653)	(14,149)	(11,255)
Total operating expenses	(33,546)	(38,430)	(28,989)
Operating loss	(30,067)	(34,445)	(25,267)
Financial loss	(277)	(317)	(876)
Income tax	—	—	—
Net loss	(30,345)	(34,763)	(26,143)
Basic and diluted loss per share	(1.55)	(1.78)	(1.50)
Weighted average number of outstanding ordinary shares used for calculating basic and diluted loss per share	19,633,373	19,633,373	17,482,488
(1)	Translated solely for convenience into U.S. dollars at an exchange rate of €1.00 = $1.1456, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018.
	As of December 31,
	2018		2017
	€	$(1)	€
	(in thousands)
Statement of financial position data:
Cash and cash equivalents	36,203	41,474	47,212
Total assets	46,195	52,921	57,467
Total shareholders’ equity	14,243	16,317	43,922
Total non-current liabilities	20,358	23,322	3,981
Total current liabilities	11,597	13,286	9,564
(1)	Translated solely for convenience into U.S. dollars at an exchange rate of €1.00 = $1.1456, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current plans, estimates and strategies. Forward-looking statements involve risks and uncertainties. Our actual results, and the timing of events, could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections.

Overview

We are a clinical-stage biotechnology company focused on developing first-in-class product candidates that use proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy. Our lead product candidate, NBTXR3, is an aqueous suspension of crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor prior to standard radiotherapy. When exposed to ionizing radiation, NBTXR3 amplifies the localized, intratumor killing effect of that radiation and may also prime the body’s immune response to fight the cancer. NBTXR3 is designed to enhance the overall efficacy of radiotherapy without resulting in additional side effects on the surrounding healthy tissues. Approximately 170 patients have been treated with NBTXR3 to date. We are currently conducting seven clinical trials worldwide to evaluate NBTXR3 as a potential treatment in ten different cancer indications. In January 2019, we announced that we entered into a partnership with MD Anderson which provides for the launch in the United States of nine additional Phase I/II NBTXR3 clinical trials across six cancer types. In our recently completed Phase II/III clinical trial in patients with locally advanced STS, treatment with NBTXR3 resulted in statistically significant improvements and clinically meaningful patient outcomes. We have initiated the conformity assessment procedure required for us to be able to market NBTXR3 in the EU for the treatment of locally advanced STS.

Radiotherapy, also called radiation therapy, involves the use of X-rays or other high-energy particles or rays to kill cancer cells in tumors. It is among the most common cancer treatments, both as a standalone therapy and in combination with surgery, chemotherapy or biological therapies. In developed countries with access to radiotherapy, approximately 60% of all cancer patients will receive radiotherapy at least once, either alone or as a part of the more complex treatment protocol. Nevertheless, many of these patients still die from the progression of their cancer, because they are not able to receive a high enough radiation dose to completely destroy their tumor without resulting in an unacceptable level of damage to surrounding healthy tissues. We believe that by mitigating these limitations, NBTXR3 may improve the survival rate and quality of life for cancer patients.

Our pioneering approach uses nanophysics to bring a physical mode of action to destroy cancer cells. Unlike traditional chemotherapies or biologics, NBTXR3 has a broadly applicable mechanism of action that has the potential to be used in the treatment of all solid tumor types in conjunction with radiotherapy. Our nanoparticles have a high electron density, which allows the NBTXR3-infused tumor to absorb more energy than could otherwise be absorbed by the cancer cells alone. This controlled concentration of energy leads to greater localized cancer cell destruction. When exposure to radiation ceases, the nanoparticles return to their inactive, inert state.

We have not generated significant revenues to date from product sales or royalties, and we do not expect to generate significant revenues from product sales or royalties unless and until our product candidates are approved for marketing and successfully commercialized. Historically, we have financed our operations and growth through issuances of new shares, refunds of research tax credits, conditional advances, government grants and bank loans. In October 2012, we completed the initial public offering of our ordinary shares on the Euronext market in Paris, from which we raised €12.1 million in net proceeds. Since our inception in 2003 through December 31, 2018, we have received more than €170.4 million in financing in the form of external fundraising, loans and repayable advances. As of December 31, 2018, we had cash and cash equivalents of €36.2 million. In July 2018, we entered into a loan agreement with the European Investment Bank (the “EIB”), under which we may borrow a total of up to €40.0 million subject to our achieving specified performance criteria. In October 2018, we achieved the first performance milestone and borrowed €16.0 million; in March 2019, we achieved the second performance milestone and borrowed an additional €14.0 million.

Since our inception in 2003, we have recorded operating losses every year, due primarily to research and development expenses incurred in connection with our efforts to advance our development program for NBTXR3. For the years ended December 31, 2018 and 2017, we reported net losses of €30.3 million and €26.1 million, respectively. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

■	advance our ongoing clinical trials of NBTXR3;
■	initiate and conduct additional planned clinical trials of NBTXR3;
■	continue the research and development of other product candidates;
■	seek regulatory approvals for any product candidates that successfully complete clinical trials;
■	scale-up our manufacturing capabilities to support the launch of additional clinical trials and the commercialization of our product candidates, if approved;
■	establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved;
■	maintain, expand and protect our intellectual property portfolio;
■	hire additional clinical, quality control and scientific personnel; and
■	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts and our operations as a public company listed in the United States.

Until such time that we can generate substantial revenue from product sales, we expect to finance these expenses and our operating activities through a combination of our existing liquidity, borrowings under our financing agreement with the EIB and the proceeds of this offering. If we are unable to generate revenue from product sales in accordance with our expected timeframes and in the amounts we expect, we will need to raise additional capital through the issuance of shares, through other equity or debt financings or through collaborations or partnerships with other companies. We may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to secure adequate funding could cause us to cease operations, in part or in full.

Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2018, together with interest thereon, and the €14.0 million disbursement we received under the second tranche of our loan agreement with the EIB in March 2019, will be sufficient to fund our operations to at least April 2020. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

We operate in a single operating segment for accounting purposes. The consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”), as issued by the International Accounting Standards Board (“IASB”), as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of December 31, 2018. The consolidated financial statements are also compliant with IFRS as adopted by the European Union.

Financial Operations Overview

Revenues and Other Income

Revenues

Our revenues are derived mainly from the charging-back of external contract research organization costs that we incur on behalf of our collaborator PharmaEngine, in connection with the development support we receive as part of our license and collaboration agreement with PharmaEngine.

Other Income

Our other income consists of grants from government agencies and refundable research tax credits.

Grants

We have received various grants and other assistance from the government of France and French public authorities, including through BpiFrance (formerly OSEO Innovation) since our creation. The funds are intended to finance our operations or specific recruitments. Grants are recognized in income as the corresponding expenses are incurred and independently of cash flows received.

Research Tax Credits

The French tax authorities grant a research tax credit (Crédit d’Impôt Recherche), to companies in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have incurred research expenditures that meet the required criteria (research expenses in France or, since January 1, 2005, other countries in the European Union or the European Economic Area that have signed a tax treaty with France containing an administrative assistance clause) receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred and during the three fiscal years thereafter. If taxes due are not sufficient to cover the full amount of the tax credit at the end of the three-year period, the difference is repaid in cash to the company by the French tax authorities.

The main characteristics of the research tax credits are as follows:

■	the research tax credits result in a cash inflow to us from the tax authorities, either through an offset against the payment of corporate tax or through a direct payment to us for the portion that remains unused;
■	our income tax liability does not limit the amount of the research tax credit, as a company that does not pay any income tax can request direct cash payment of the research tax credit; and
■	the research tax credit is not included in the determination of income tax.

We apply for the research tax credit for research expenses incurred in each fiscal year and recognize the amounts claimed in the same fiscal year. We have concluded that the research tax credits meet the definition of a government grant as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and, as a result, it has been classified as “Other income” within operating income in our statements of consolidated operations.

Operating Expenses

Since our inception in 2003, our operating expenses have primarily been incurred for research and development and selling, general and administrative purposes, for the most part in France.

Research and Development Expenses

Research and development activities are central to our business. Since our inception, most of our resources have been allocated to research and development. These expenses include:

■	sub-contracting, collaboration and consultant expenses that primarily consist of the cost of third-party contractors such as contract research organizations that conduct our non-clinical studies and clinical trials;
■	employee-related costs for employees in research and development functions;
■	expenses relating to preclinical studies and clinical trials for NBTXR3;
■	manufacturing costs for production of NBTXR3 to support clinical development;
■	certain intellectual property expenses;
■	expenses relating to regulatory affairs; and
■	expenses relating to the implementation of our quality assurance system.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we advance the clinical development of NBTXR3.

We cannot determine with certainty the duration and completion costs of the current or planned future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval, if any. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

■	the scope, rate of progress and expense of our ongoing and planned preclinical studies, clinical trials and other research and development activities;
■	clinical trial and early-stage results;
■	the terms and timing of regulatory approvals;
■	the expense of filing patent applications and maintaining and enforcing patents and other intellectual property rights and defending against claims or infringements raised by third parties; and
■	the ability to market, commercialize and achieve market acceptance for NBTXR3 or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of NBTXR3 or any other product candidate that we develop could mean a significant change in the costs and timing associated with the development of NBTXR3 or such other product candidates. For example, if the FDA or other comparable regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on clinical development.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses mainly comprise administrative payroll costs, overhead costs relating to our headquarters in Paris, and costs such as accounting, legal, human resources, communications and market access activities.

We anticipate that our SG&A expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of NBTXR3. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs. In particular, we will need to incur additional accounting expenses to comply with the Sarbanes-Oxley Act of 2002 in the United States that will require us to test the effectiveness of our internal controls over financial reporting.

Net Financial Income (Loss)

Net financial income (loss) comprises mainly interest costs on short-term bank deposits, the EIB loan, beginning in 2018, and foreign exchange gains and losses.

Critical Accounting Policies and Estimates

Revenue Recognition

We apply significant judgments to determine the amount and timing of revenue under our license and collaboration agreement with PharmaEngine, mainly with respect to identifying our performance obligations and determining the timing of satisfaction of support services provided to PharmaEngine.

See Note 15 of our consolidated financial statements for additional detail regarding our accounting policies for our other sources of revenue.

Deferred Tax Assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of our assets and liabilities that appear in our financial statements. The primary temporary differences are related to the tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted tax rates are used to measure deferred taxes.

Deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering our stage of development, which does not allow income projections judged to be sufficiently reliable to be made, we have not recognized deferred tax assets in relation to tax losses carryforwards in the statements of consolidated financial position.

Share-Based Payments

We measure the fair value of stock options, founders’ warrants, and other warrants granted to employees, members of our executive board and supervisory board and consultants based on actuarial models. These actuarial models require that we use certain calculation assumptions with respect to characteristics of the grants, such as vesting terms, and market data, such as expected share volatility.

Clinical Trial Accruals

Clinical trial expenses, although not yet billed in full, are estimated for each trial and a provision is recognized accordingly. See Note 13.1 of our consolidated financial statements for information regarding the clinical trial accruals as of December 31, 2018 and 2017.

Fair Value of Financial Instruments

The fair value measurement of the EIB loan requires us to assess the amount of additional interest (“royalties”) that may be due pursuant to the loan agreement, calculated according to the number of tranches that have been withdrawn and indexed on our annual sales turnover. We forecast the sales that will be generated during the royalty periods, taking into consideration operational assumptions such as the market release dates of our products, and the growth and penetration rate in each market.

Comparison of the Years Ended December 31, 2018 and 2017

Our results of operations for the years ended December 31, 2018 and 2017 are summarized in the table below.

	For the year ended December 31,
(in thousands of euros)	2018	2017
Revenues and other income
Revenues	116	252
Other income	3,363	3,470
Total revenues and other income	3,479	3,722
Operating expenses
Research and development expenses	(20,893)	(17,733)
Selling, general and administrative expenses	(12,653)	(11,255)
Total operating expenses	(33,546)	(28,989)
Operating income (loss)	(30,067)	(25,267)
Financial income	1,172	55
Financial expenses	(1,449)	(931)
Financial income (loss)	(277)	(876)
Income tax	—	—
Net loss for the period	(30,345)	(26,143)

Revenues and Other Income

Revenues and other income decreased by €0.2 million, or 6.5%, from €3.7 million for the year ended December 31, 2017 to €3.5 million for the year ended December 31, 2018. The components of our revenues and other income are set forth in the table below:

	For the year ended December 31,
(in thousands of euros)	2018	2017
Services	109	229
Other sales	7	23
Licenses	—	—
Total revenues	116	252
Research tax credit	3,251	3,259
Subsidies	90	154
Other	22	56
Total other income	3,363	3,470
Total revenues and other income	3,479	3,722

The decrease is primarily attributable to revenues from services and other sales, which decreased by €0.1 million, from €0.3 million for the year ended December 31, 2017 to €0.1 million for the year ended December 31, 2018. More than 90% of such revenues in 2018 and more than 95% of such revenues in 2017 were derived from the charging-back of shared external contract research organization costs in connection with the development support provided to PharmaEngine as part of our license and collaboration agreement.

Government grants and subsidies decreased by €0.1 million from 2017 to 2018, amounting to €0.1 million for the year ended December 31, 2018.

Research tax credits remained stable at €3.3 million in both 2018 and 2017.

Research and Development Expenses

Research and development expenses for the years ended December 31, 2018 and 2017 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2018	2017
Purchases, sub-contracting, and other expenses	(11,358)	(10,215)
Payroll costs (including share-based payments)	(9,002)	(7,151)
Depreciation, amortization and provision expenses	(534)	(367)
Total research and development expenses	(20,893)	(17,733)

The total amount of expenses incurred with respect to research and development activities increased by €3.2 million, or 18%, from €17.7 million for the year ended December 31, 2017 to €20.9 million for the year ended December 31, 2018. This increase was mainly due to:

—   an increase by €1.1 million, or 11%, of purchases, sub-contracting and other expenses, primarily comprising clinical trial expenses for NBTXR3 and research costs incurred for our various ongoing preclinical studies and clinical trials; and

—   an increase by €1.9 million, or 26%, of payroll costs related to the growth of our research and development staff—as of December 31, 2018, our workforce included 79 research and development staff, including 14 additional positions created during the year ended December 31, 2018. The growth in staff size led to an increase in salary, wages expenses and payroll taxes, which was partially offset by the decrease by €0.7 million in share-based payment expenses, from €1.1 million for the year ended December 31, 2017 to €0.3 million for the year ended December 31, 2018.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses for the years ended December 31, 2018 and 2017 are summarized below:

	For the year ended December 31,
(in thousands of euros)	2018	2017
Rent, fees and other expenses	(5,918)	(5,709)
Payroll costs (including share-based payments)	(6,701)	(5,568)
Depreciation, amortization and provision expenses	(35)	22
Total SG&A expenses	(12,653)	(11,255)

Our SG&A expenses increased by €1.4 million, or 12%, from €11.3 million for the year ended December 31, 2017 to €12.7 million for the year ended December 31, 2018. The increase was primarily due to payroll costs related to our administrative staff members, which increased by €1.1 million, although share-based payment expenses remained stable at €1.5 million—as of December 31, 2018, our workforce amounted to 23 SG&A staff, including three additional positions created during the year ended December 31, 2018. Additionally, our rent, fees and other expenses increased by €0.2 million due to additional consultancy, audit, recruitment and communications services fees.

For the year ended December 31, 2017, depreciation, amortization and provision expenses represented a net income of €22 thousand, following the reversal of a prior year provision for disputes in the amount of €0.1 million, which income was partly offset by the depreciation expenses of fixed assets during such year. Depreciation and amortization expenses remained stable between 2017 and 2018.

Operating Income (Loss)

Our operating loss increased by €4.8 million, or 19%, from €25.3 million for the year ended December 31, 2017 to €30.1 million for the year ended December 31, 2018. The increase in loss was primarily attributable to expenses related to the progression of our clinical programs, particularly in head and neck cancers, including additional recruitments of patients for clinical trials undertaken in 2018. At December 31, 2018, our workforce totaled 102 employees, 17 of which commenced employment during 2018.

Net Financial Income (Loss)

Net financial loss decreased by €0.6 million, or 68%, from €0.9 million for the year ended December 31, 2017 to €0.3 million for the year ended December 31, 2018. The decrease was primarily due to a €1.0 million increase in foreign exchange gains, which was partially offset by €0.7 million in increased interest costs, primarily related to borrowings under the EIB loan.

Liquidity and Capital Resources

Introduction

Since our inception in 2003, we have consistently generated negative operating cash flows. Historically, we have financed our operations and growth through issuances of new shares, refunds of research tax credits, conditional advances and grants awarded by governmental agencies, as well as bank loans from time to time.

In October 2012, we completed the initial public offering of our ordinary shares on the Euronext market in Paris, from which we raised €12.1 million in net proceeds.

In 2017, we raised aggregate net proceeds of €48.7 million by issuing and selling ordinary shares in April 2017 and November 2017.

In 2017, we also received €3.7 million in refunds for the research tax credit related to the taxable year 2016 and in 2018, we received €3.2 million in refunds for the research tax credit related to the taxable year 2017.

In April 2015, we borrowed €2.5 million under a variable-rate bank loan from BNP Paribas, a commercial bank. The principal amount was repayable quarterly over a period of three years, including an acceleration clause should our cash fall below €10 million, which did not occur. As of December 31, 2017, the outstanding balance on the variable-rate bank loan was €0.4 million, and the remaining amount was repaid during 2018.

In July 2018, we entered into a loan agreement with the EIB for total potential borrowings of up to €40.0 million, of which we drew an initial tranche of €16.0 million in October 2018 (repayable in a single installment at maturity) and a second tranche of €14.0 million in March 2019 (repayable in semi-annual installments after a two-year grace period). The interest rate payable under the loan agreement ranges from 4% to 6%, based on the applicable disbursement tranche. Each disbursement tranche is dependent on the satisfaction of mutually agreed, specified performance criteria. In addition to the initial tranche and the second tranche, we may be entitled to receive the final €10.0 million under the third tranche, which, if we satisfy the applicable criteria, we may draw until July 2020 (if drawn, this tranche would be repayable in semi-annual installments after a one-year grace period). Each tranche matures five years from the date of its disbursement. The disbursement of the second tranche was dependent on the positive evaluation of the Phase III clinical benefit/risk ratio of NBTXR3 for the treatment of STS by the clinical expert mandated by the French medical device Notified Body, GMED, and the successful identification of the recommended NBTXR3 dosage in our locally advanced head and neck cancers clinical trial. The disbursement of the third tranche is dependent on (i) our obtaining the CE mark for NBTXR3 and achieving the primary endpoint of the pivotal Phase III clinical trial for NBTXR3 in the treatment of locally advanced head and neck cancers, and (ii) our raising of new equity financing.

Any of our subsidiaries whose gross revenues, total assets or EBITDA represents at least 5% of our consolidated gross revenues, total assets or EBITDA is required to guarantee our borrowings under the loan agreement. Subject to certain thresholds and exceptions, without the EIB’s prior consent, we are restricted under the agreement from transferring assets outside the ordinary course of business, selling our shareholdings, restructuring or significantly changing our business, pursuing acquisitions or other external growth operations, increasing our debt, granting securities over our assets or paying dividends. In the event of prepayment, we will be obligated to pay a cancellation fee, calculated as a percentage of the amount prepaid, which percentage decreases over time, as well as certain other amounts. In certain cases, including any material adverse change, the takeover of our company, or if Dr. Laurent Levy, our Chief Executive Officer, ceases to hold a certain number of shares or ceases to be an executive officer, the EIB may demand early repayment.

On adopting IFRS 16 – Leases using the “modified retrospective method” from January 1, 2019, we will record rights of use assets and lease liabilities for the amounts of the discounted lease payments outstanding for the remainder of the leases. At this stage, the estimated amount of the lease liabilities on initial recognition would be in the range of €7.0 million to €8.0 million, without impact on future cash payments in connection with the outstanding leases as of January 1, 2019.

See Notes 12 and 24 to our consolidated financial statements for more details about the EIB loan agreement.

Historical Changes in Cash Flows

The table below summarizes our cash inflows and outflows for the years ended December 31, 2018 and 2017:

	For the Year ended December 31,
(in thousands of euros)	2018	2017
Net cash flow used in operating activities	(25,985)	(20,949)
Net cash flow provided by (used in) investing activities	71	(1,563)
Net cash flow from financing activities	14,850	48,549
Effect of exchange rates changes on cash	54	117
Net increase (decrease) in cash and cash equivalents	(11,009)	26,154

Our net cash flow used in operating activities was €20.9 million and €26.0 million for the years ended December 31, 2017 and 2018, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, which increased by €4.2 million, from €26.1 million for the year ended December 31, 2017 to €30.3 million for the year ended December 31, 2018, resulting primarily from the increase in research and development expenses of €3.2 million.

Our net cash flow provided by (used in) investing activities was €1.6 million used in investing activities for the year ended December 31, 2017 compared to €0.1 million provided by investing activities for the year ended December 31, 2018. The year-over-year change was primarily due to a €0.9 million decrease in amounts incurred for purchases of property, plant and equipment, and the release of €0.5 million of investments that was previously pledged as collateral following the complete reimbursement of the BNP Paribas variable-rate bank loan in 2018.

Our net cash flow from financing activities was €48.5 million and €14.9 million for the years ended December 31, 2017 and 2018, respectively. Net cash flow from financing activities for the year ended December 31, 2017 was primarily attributable to €49.5 million in net proceeds received in connection with our capital increases in April 2017 and November 2017. Net cash flow from financing activities for the year ended December 31, 2018 was primarily attributable to €16.0 million received under the EIB loan agreement in October 2018. In each year, these proceeds are offset by decreases in conditional advances and borrowings.

Consistent with customary practices in the French securities market, in 2012 we entered into a liquidity agreement with Gilbert Dupont, an investment company in France, which agreement authorizes Gilbert Dupont to carry out market purchases and sales of our shares on Euronext Paris in order to provide liquidity for the trading market. During the year ended December 31, 2018, we did not contribute any cash or additional ordinary shares to the liquidity account. The cash and the value of the ordinary shares held in the liquidity account are classified in other non-current financial assets in our statements of consolidated financial position. As of December 31, 2018, a total of 13,144 ordinary shares and €0.2 million, compared to 7,984 ordinary shares and €0.3 million as of December 31, 2017, were allocated to the liquidity account with Gilbert Dupont. The liquidity agreement has an automatically renewable term of one year unless otherwise terminated by either party.

Cash and Funding Sources

The table below shows the sources of financing we obtained in 2018 and 2017:

(in thousands of euros)	Equity capital	Research tax credit	EIB loan	Total
2018	59	3,243	16,000	19,302
2017	49,596	3,717	—	53,313

We obtained equity financing through the issuance of new ordinary shares in April and November of 2017. While we did not have any capital increases in 2018, we received €0.1 million of equity capital in connection with the exercise of warrants.

In total, through the end of 2018, we received a total of five advances from government agencies. These include an advance awarded by OSEO-ANVAR in 2004 and repaid in full at the end of 2011 and two advances awarded by OSEO (the 2nd and 3rd grant) in 2009 and 2010 and repaid in full at the end of 2014. The two remaining interest-free advances were obtained from Bpifrance (formerly OSEO) and are 100% repayable in the event of technical and/or commercial success of our products. We have also obtained an interest-free loan from Bpifrance and a loan from the EIB with fixed-interest rates by tranche ranging from 4% to 6% based on the applicable disbursement tranche with additional variable-rate interest due as described under “—Contractual Obligations and Commitments.” The terms of the two outstanding advances, the interest-free loan and the EIB loan are summarized below.

■	OSEO 2011 repayable advance (4th grant): in April 2012, we received a third repayable innovation advance of €1.0 million from OSEO toward the program: “An open-label, single arm, feasibility and safety phase I study with NBTXR3 intratumor implantation (by injection) and activated by external beam radiation therapy in patients with soft tissue sarcoma of the extremity and trunk wall.” The advance was repaid in accordance with the original schedule, with the last repayment made at the end of September 2018.
■	Bpifrance 2013 repayable advance (5th grant): on July 3, 2013, we obtained a fifth repayable advance for a total amount received of €2.1 million from Bpifrance through France’s Strategic Industrial Innovation program, in order to accelerate the clinical and industrial development of NBTXR3 for liver cancer. We received €1.3 million in 2014, €0.6 million in 2015 and €0.3 million in 2016. Except in the event of a commercial failure, we have undertaken to repay the total amount received to Bpifrance according to the following schedule, which was deferred for 18 months in 2018: €0.3 million no later than December 31, 2022, €0.5 million no later than December 31, 2023, €0.8 million no later than December 31, 2024 and the remaining balance no later than December 31, 2025.

■	Bpifrance interest-free loan: in September 2016, we received assistance from Bpifrance in the form of an interest-free innovation loan of €2.0 million. We have undertaken to repay the total amount by 16 monthly installments of €0.1 million each, beginning in September 30, 2018.
■	EIB loan agreement: in July 2018, we entered into a loan agreement with the EIB, under which we may borrow a total of up to €40.0 million, subject to our achieving specified performance criteria. In October 2018, we achieved the first performance milestone and borrowed €16.0 million; in March 2019, we achieved the second performance milestone and borrowed an additional €14.0 million.

A summary of 2017 and 2018 activity in these repayable advances and loans is as follows:

(in thousands of euros)	2011 OSEO 3	2013 Bpifrance	Interest-free BPI loan	EIB loan	Total
At January 1, 2017	424	1,903	1,835	—	4,163
Impact of discounting and accretion	10	27	44	—	81
Accumulated fixed interest expense accrual	—	32	—	—	32
Repayments	(188)	—	—	—	(188)
At December 31, 2017	247	1,962	1,880	—	4,088
Principal received	—	—	—	16,000	16,000
Impact of discounting and accretion	3	122	45	(223)	(53)
Accumulated fixed interest expense accrual	—	32	—	211	243
Accumulated variable interest expense accrual	—	—	—	742	742
Repayments	(250)	—	(250)	—	(500)
At December 31, 2018	—	2,116	1,675	16,730	20,521

Contractual Obligations and Commitments

The table below presents aggregate information on material contractual obligations and the future periods during which payments are due as of December 31, 2018. Actual payments may differ from the estimates below as a result of future events.

(in thousands of euros)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt obligations	500	1,000	22,462	1,618	25,580
Lease obligations	794	1,589	1,589	2,435	6,407
Total	1,294	2,589	24,051	4,053	31,987

The obligations presented in the table above are associated with legally binding and enforceable agreements, which specify all the terms and conditions thereof, including fixed-rate interest on long-term debt for the term of the debt (variable interest is not included as described below), the fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the steps to be taken under the agreements. The table does not include obligations arising under agreements that we can cancel without incurring significant penalties.

The long-term debt obligations relate to the fixed-rate interest and principal payable on repayable advances and our Bpifrance and EIB loan agreements. The outstanding balance of our EIB loan was €16.2 million as of December 31, 2018, including €0.2 million of accrued fixed-rate interest. The balance does not include €0.7 million of estimated variable-rate interest. That is, we are also committed, under a royalty agreement entered into in connection with the EIB loan, for a period of six years beginning on January 1, 2021, to pay additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on our annual sales turnover (€0.7 million of estimated variable-rate interest calculated as of December 31, 2018). As any such sales are dependent upon regulatory approval and cannot be reasonably estimated at this time, these potential amounts have not been included in the table above. The balance as of December 31, 2018 does not include €14.0 million in subsequent borrowings that were disbursed in March 2019 or the related interest.

The lease obligations mainly relate to:

■	Our headquarters, located at 60 rue Wattignies in the 12th arrondissement of Paris, for which we signed a lease covering the entire premises on July 1, 2017 for a term of 10 years.
■	The premises in the Villejuif BioPark in the south of Paris, for which the lease began on July 1, 2017 for a term of nine years.

In January 2019, we entered into an amendment to the headquarters lease pursuant to which we leased additional space. As a result, our annual rent has increased by €225 thousand to €686 thousand (before taxes and excluding charges), with retroactive effect from January 1, 2019, which increase is not reflected in the table above.

We have no lease commitments with respect to our foreign subsidiaries.

In January 2019, we and MD Anderson announced a large-scale research collaboration agreement, which will initially support nine new Phase I/II clinical trials with our first-in-class agent NBTXR3 for use in treating six cancer types. Most of the trials are expected to be launched in 2019. The collaboration agreement provides for financing of at least approximately $11.0 million from us, with an initial $1.0 million contributed at the beginning of the collaboration and the remainder contributed over the course of the collaboration. We will also pay additional amounts during development and upon achieving specified regulatory milestones. Please refer to “Business—Significant Collaborations and Research Agreements” for a detailed description of contractual obligations and commitments.

Operating Capital Requirements

We expect that the net proceeds from the offering, together with our existing cash and cash equivalents and the additional amounts of funding we expect to become available to us under the EIB loan agreement, will be sufficient to fund our current operations until             . However, this estimate is based on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will need additional capital to pursue preclinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, research tax credits and other government subsidies, and potential milestone payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our present and future funding requirements will depend on many factors, including, among other things:

■	the size, progress, timing and completion of our clinical trials;
■	the number of potential new product candidates we identify and decide to develop;
■	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
■	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
■	selling and marketing activities undertaken in connection with the anticipated commercialization of NBTXR3 and any other current or future product candidates and costs involved in the creation of an effective sales and marketing organization; and

■	the amount of revenue, if any, we may derive either directly or in the form of milestones or royalty payments from our license and collaboration agreement with PharmaEngine or our future potential partnership or collaboration agreements.

Capital Expenditures

	For the year ended December 31,
(in thousands of euros)	2018	2017
Increases in software and other intangible assets	90	98
Increases in property, plant, and equipment	416	1,339
Total	506	1,437

In 2018, our capital expenditures were comprised primarily of €0.2 million in computer equipment in connection with the hiring of new employees and €0.1 million in improvements to our existing office facilities.

In 2017, our capital expenditures were comprised primarily of €1.0 million in improvements to our facilities, including €0.5 million in laboratory equipment and improvements at our Villejuif BioPark manufacturing facility that we began leasing in the second half of the year and €0.2 million in informational technology equipment.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We use the euro as our functional currency and the substantial majority of our operations are denominated in euros. At this stage in our development, we are exposed to minimal foreign exchange risk due to our low exposure to transactions outside the eurozone in the normal course of business.

To date, we have not used hedging to protect our business against exchange rate fluctuations. However, a significant increase in business activity in jurisdictions in which currencies other than the euro are used could lead to greater exposure to currency risk. In that case, we would consider implementing a suitable hedging policy for these risks.

Interest Rate Risk

Our exposure to interest rate risk is primarily related to our cash and cash equivalents. We had cash and cash equivalents of €36.2 million as of December 31, 2018, as compared to €47.2 million as of December 31, 2017, which consisted of bank accounts and short-term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated; however, historical fluctuations in interest income have not been significant.

In July 2018, we entered into a loan agreement with the EIB under which we may borrow a total of up to €40 million, divided into three disbursement tranches. The interest rate payable under the loan agreement is a fixed rate based on the applicable disbursement tranche—6% (payable on maturity), 5% (payable semi-annually) and 4% (payable semi-annually) for the first, second and third tranches, respectively. We also committed, under a royalty agreement entered into in connection with the EIB loan, for a period of six years beginning on January 1, 2021, to pay additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on our annual sales turnover. In the event the loan is repaid early, or in the event of a change of control after repayment of the loan, the EIB could request an amount of royalties equal to the net present value of the royalties as determined by an independent expert, such amount not to be less than €35.0 million. As the variable rate of any such royalties due will depend not on the performance of the financial markets, but on our performance, our exposure to interest rate and market risk is deemed low.

In the ordinary course of business, we may enter into contractual arrangements to reduce our exposure to interest rate risks. However, we do not believe that a 10% change in current interest rates would have a significant impact on our consolidated financial statements.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

■	the ability to present only two years of audited financial statements in addition to any required interim financial statements and related reduced disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
■	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
■	an exemption from compliance with any requirement that the PCAOB may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and
■	to the extent that we no longer qualify as a foreign private issuer, reduced disclosure about our company’s executive compensation arrangements and exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700.0 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we are not able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

BUSINESS

Overview

We are a clinical-stage biotechnology company focused on developing first-in-class product candidates that use proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy. Our lead product candidate, NBTXR3, is an aqueous suspension of crystalline hafnium oxide nanoparticles designed for injection directly into a malignant tumor prior to standard radiotherapy. When exposed to ionizing radiation, NBTXR3 amplifies the localized, intratumor killing effect of that radiation and may also prime the body’s immune response to fight the cancer. NBTXR3 is designed to enhance the overall efficacy of radiotherapy without resulting in additional side effects on the surrounding healthy tissues. Approximately 170 patients have been treated with NBTXR3 to date. We are currently conducting seven clinical trials worldwide to evaluate NBTXR3 as a potential treatment in ten different cancer indications. In January 2019, we announced that we entered into a partnership with the University of Texas MD Anderson Cancer Center (“MD Anderson”) which provides for the launch in the United States of nine additional NBTXR3 Phase I/II clinical trials across six cancer types. In our recently completed Phase II/III clinical trial in patients with locally advanced soft tissue sarcoma (“STS”), treatment with NBTXR3 resulted in statistically significant improvements and clinically meaningful patient outcomes. We have initiated the conformity assessment procedure required for us to be able to market NBTXR3 in the European Union (the “EU”) for the treatment of locally advanced STS.

Radiotherapy, also called radiation therapy, involves the use of X-rays or other high-energy particles or rays to kill cancer cells in tumors. It is among the most common cancer treatments, both as a standalone therapy and in combination with surgery, chemotherapy or biological therapies. In developed countries with access to radiotherapy, approximately 60% of all cancer patients will receive radiotherapy at least once, either alone or as a part of the more complex treatment protocol. Nevertheless, many of these patients still die from the progression of their cancer, because they are not able to receive a high enough radiation dose to completely destroy their tumor without resulting in an unacceptable level of damage to surrounding healthy tissues. We believe that by mitigating these limitations, NBTXR3 may improve the survival rate and quality of life for cancer patients.

Our pioneering approach uses nanophysics to bring a physical mode of action to destroy cancer cells. Unlike traditional chemotherapies or biologics, NBTXR3 has a broadly applicable mechanism of action that has the potential to be used in the treatment of all solid tumor types in conjunction with radiotherapy. Our nanoparticles have a high electron density, which allows the NBTXR3-infused tumor to absorb more energy than could otherwise be absorbed by the cancer cells alone. This controlled concentration of energy leads to greater localized cancer cell destruction. When exposure to radiation ceases, the nanoparticles return to their inactive, inert state.

We believe that NBTXR3’s mode of action could improve outcomes for patient populations across all solid tumors that may be treated with radiotherapy, which represents a significant market opportunity for NBTXR3 to be used in the treatment for all cancer patients who are candidates for radiotherapy. Moreover, we believe NBTXR3 could bring new opportunities to patients with cancers that cannot currently be treated with radiotherapy because of the radiosensitivity, or other characteristics, of the tissues near the tumor. The three most advanced indications for which we have announced positive clinical trial results are locally advanced STS, locally advanced head and neck cancers and liver cancers.

The first indication for which we are evaluating NBTXR3 is the treatment of patients with locally advanced STS. We recently announced statistically significant positive results from our Phase II/III clinical trial, in which approximately twice as many STS patients who received NBTXR3 plus radiotherapy achieved a pathological complete response, which is defined as less than 5% residual viable cancer cells in the tumor and which was the primary endpoint of the trial, compared to patients who received radiotherapy alone. In addition, in the subgroup of patients with a more aggressive STS type, pathological complete response was achieved in approximately four times as many patients who received NBTXR3 plus radiotherapy compared to patients who received radiotherapy alone. NBTXR3 also achieved the secondary endpoint of the trial, with improvement in surgical margin rate for patients treated with NBTXR3 plus radiotherapy compared to patients treated with radiotherapy alone. NBTXR3 was well tolerated in the trial, with no serious adverse events associated with treatment.

We are also evaluating NBTXR3 for the treatment of patients with locally advanced head and neck cancers. We recently concluded the initial dose escalation phase of our Phase I clinical trial in elderly and frail patients with locally advanced head and neck cancers, a population that is generally ineligible for chemotherapy and therefore typically treated with radiotherapy alone, and have commenced a trial extension. In the initial phase of the trial, nine out of the 18 evaluable patients who received NBTXR3 plus radiotherapy achieved a complete response, according to the response evaluation criteria in solid tumors (“RECIST”), a set of published rules that define when tumors in cancer patients improve, stay the same or worsen during treatment. Of the patients who received the two highest doses of NBTXR3 plus radiotherapy, every patient alive at the 12-month cut-off date was still alive at 23 months following treatment. The implications of this result could represent a significant benefit for this patient population, as 50% of these patients typically succumb to their cancer within 12 months from the start of radiotherapy. Patients treated with NBTXR3 in this trial also have not experienced any serious adverse events associated with treatment. Based on these preliminary results, we believe NBTXR3 has the potential to extend survival and improve quality of life in this advanced cancer patient population with a high unmet medical need and generally poor prognosis. Following recent discussions with the U.S. Food and Drug Administration (the “FDA”), we intend to begin the clinical trial authorization process in the second half of 2019 and commence a Phase II/III clinical trial in the United States. We expect approximately 600 patients to participate in this global clinical trial, and an efficacy interim analysis is planned.

In addition, we are currently conducting an open-label Phase I/II clinical trial evaluating NBTXR3 in patients with late-stage liver cancers, including hepatocellular cancer (“HCC”) and liver metastases from other tumors. Preliminary data from this trial shows that NBTXR3 was well tolerated, with no adverse events related to NBTXR3 and no dose-limiting toxicities observed to date. Of the nine patients evaluated for best response in HCC, three achieved a complete response, three achieved a partial response and one had stable disease. We believe these preliminary results suggest meaningful potential in an indication with typically extremely poor prognoses. Although the data is preliminary, it further supports the potential transferability of NBTXR3 across multiple solid tumor indications.

We are also pursuing a development program to explore the use of radiotherapy-activated NBTXR3 in combination with immune checkpoint inhibitors across several solid tumor indications. In recent years, significant attention has been focused on the potential of immuno-oncology (“I-O”) treatments, and in particular, checkpoint inhibitors. Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable the T cells to recognize cancer cells that would otherwise be invisible to immune attack. However, many tumors exhibit little or no response to checkpoint inhibition (these tumors are referred to as “cold” tumors). Our preclinical and preliminary clinical results suggest that NBTXR3 plus radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system (“hot tumors”) and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors. Further preclinical data regarding I-O using NBTXR3 in combination with checkpoint inhibitors is expected to be available in the first half of 2019. As part of our checkpoint inhibitor combination development program, our investigational new drug application (“IND”), which went into effect with the FDA in December 2017, covers the use of NBTXR3 in combination with nivolumab (Opdivo) or pembrolizumab (Keytruda). These anti-PD-1 antibodies are currently the standard of care in the specific populations we intend to treat in the trial. This trial is targeting patients with head and neck squamous cell carcinoma or non-small cell lung cancer who were previously refractory to anti-PD-1 therapy, and we expect potential early results to be available in the second half of 2019.

We were founded as a spin-off from the State University of New York, Buffalo in 2003. We have over a decade of experience developing our technology and believe that we are a pioneer and leader in the field of nanomedicine. We have built an integrated, multidisciplinary team that combines expertise in physics, biology and medicine. We believe that our unique expertise in nanotechnology will provide us with opportunities to expand our product pipeline and to advance the development of our product candidates, either on our own or in collaboration with third parties. Our corporate headquarters and manufacturing facilities are located in Paris, France, with U.S. operations in New York, New York and Cambridge, Massachusetts.

NBTXR3 Development Pipeline

As a result of more than a decade of experience developing our technology, we have developed a robust development pipeline, as summarized in the table below.

Our Competitive Strengths

Our mission is to significantly improve patient outcomes and address areas of high unmet medical need with our nanotechnology-based therapies. We believe the following strengths will allow us to accomplish this mission and to position our company as a leader in the development of nanomedicine:

■	Advanced pipeline with promising clinical data in numerous cancer indications. To date, we have treated approximately 170 patients with NBTXR3 across multiple cancer indications. In our most advanced clinical trial, we observed a statistically significant improvement in complete pathological response rate following treatment with NBTXR3 administered with radiotherapy as compared to treatment with radiotherapy alone. Our preliminary clinical trial results suggest that NBTXR3 could generate durable, complete responses and extend patient survival in numerous solid tumor indications for patients who otherwise have limited treatment options. In our clinical trials conducted to date, treatment with NBTXR3 has been well tolerated.
■	Significant market opportunity in solid tumors. Approximately 60% of cancer patients are treated with radiotherapy at some point in their treatment regimen, and we believe that NBTXR3’s mode of action could improve outcomes for patient populations across all cancer indications currently treated with radiotherapy. In addition, NBTXR3 could bring opportunities to patients with cancers that cannot otherwise be treated with radiotherapy because of sensitivities of the tissues near the tumor.
■	Improved benefit-risk ratio through intratumoral injection. NBTXR3 is administered by a physician through a single intratumoral injection, in which the solution is injected directly into the tumor prior to the first radiotherapy session. Using this method, we are able to create high concentrations of our product candidate inside the tumor while minimizing systemic exposure, unlike other methods, such as intravenous administration. In addition, NBTXR3 is only active while exposed to ionizing radiation and remains inert in the body until further radiation exposure.

■	Highly compatible with, and complementary to, existing standard of care. NBTXR3 can be easily incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to deliver NBTXR3 to patients.
■	Robust intellectual property protection with significant know-how creating barriers to entry. Our technology and product candidates are protected by more than 300 issued or pending patents and patent applications in over 20 patent families across the world, none of which covering the NBTXR3 technology are expected to expire before 2029. In addition, we maintain a significant level of proprietary know-how in the design and manufacture of nanoparticles. We believe that our intellectual property position protects us from potential competition by other companies seeking to use metal-based nanoparticles in the enhancement of radiotherapy.
■	Established manufacturing facility with substantial production capacity. We currently manufacture NBTXR3 at a third-party facility in France. We recently opened our own manufacturing site near Paris that we expect will allow us to expand our production capacity to more than 200,000 doses of NBTXR3 per year. We believe that this expanded production capacity will allow us to satisfy our current clinical trial requirements as well as to support a planned commercial launch. We have designed our manufacturing process so that additional production lines can be added without significant capital investment.

Our Strategy

Our goals are to become a leading, fully integrated biotechnology company and for NBTXR3 to become part of the standard of care with existing radiation therapies for solid tumors. The key elements of our strategy to achieve these goals include the following:

■	Complete the development of, and satisfy applicable regulatory requirements for, NBTXR3 for the treatment of locally advanced head and neck cancers. We recently concluded the initial dose escalation phase of our Phase I clinical trial of NBTXR3 in Europe for patients suffering from locally advanced head and neck cancers. We have submitted a protocol amendment to expand the current trial to include a greater number of patients to be treated at the recommended dose level, for which we are opening 12 to 15 additional clinical trial sites. Based on the preliminary results from this Phase I program, which we expect to utilize as part of the EU conformity assessment procedure, we intend to rapidly develop and satisfy applicable pre-marketing regulatory requirements for NBTXR3 in locally advanced head and neck cancers. In the United States, we had a pre-IND meeting with the FDA in the first half of 2019 regarding the regulatory pathway for NBTXR3 in this indication, and, based on those discussions, we plan to begin the clinical trial authorization process in the second half of 2019 and commence a Phase II/III clinical trial in locally advanced head and neck cancers. We may also potentially pursue breakthrough treatment designation.
■	Complete the regulatory requirements to market NBTXR3 for the treatment of locally advanced STS in the EU. In June 2018, we announced positive results from our Phase II/III clinical trial of NBTXR3 in STS, with NBTXR3 achieving the primary and secondary endpoints of the trial. In September 2016, we initiated the conformity assessment procedure required for us to be able to market NBTXR3 for locally advanced STS in the EU, which we expect to complete in the near future.
■	Expand the opportunity for NBTXR3 as a treatment for liver cancers and other solid tumor indications. We believe that NBTXR3’s physical mode of action could make it broadly applicable across a multitude of solid tumor indications. We intend to continue to develop and pursue NBTXR3 for other indications, and we are already progressing clinical Phase I/II trials in prostate cancer in the United States and rectal cancer in multiple countries in the Asia-Pacific region. We intend to initiate additional clinical trials in other solid tumor indications within the next few years in Europe and the United States. If we are able to demonstrate the applicability of NBTXR3 to lung, prostate and other solid tumor cancers, we believe we would be able to increase the addressable patient population of NBTXR3 to encompass a significant portion of the patients who receive radiotherapy as part of their solid tumor cancer treatment. In addition, we recently entered into a partnership with MD Anderson through which we intend to launch nine new Phase I/II clinical trials in the United States to evaluate NBTXR3 across six cancer types.

■	Establish NBTXR3 as a complementary product to immune checkpoint inhibitors. Based on our preclinical and preliminary clinical results, we intend to further develop our checkpoint inhibitor combination development program. We commenced a Phase I clinical trial in the United States of NBTXR3 activated by radiotherapy in combination with anti-PD-1 antibodies in head and neck squamous cell carcinoma or non-small cell lung cancer, and expect potential early results to be available in the second half of 2019.
■	Establish a global commercial infrastructure for NBTXR3 by building commercial capabilities and evaluating partnering opportunities. If approved, we plan to commercialize and market NBTXR3 in the United States and Europe. Through our global medical science liaison team, we have established important strategic relationships and enhanced awareness of NBTXR3 with a number of key opinion leaders, hospitals, clinics and cancer treatment centers in the United States and in key European markets. As part of our clinical trial efforts, we have involved more than 400 physicians. We have entered into an agreement with PharmaEngine, Inc. (“PharmaEngine”) for the development and potential commercialization of NBTXR3 in the Asia-Pacific region. We retain development and commercial rights to NBTXR3 in all other geographies, and we may develop and commercialize NBTXR3 in specific regions, independently or through third-party collaborators.

Current Cancer Treatment Options and Limitations

In general, there are four commonly used cancer treatment methods: surgery, radiotherapy, chemotherapy and targeted therapies, in which drugs target specific molecules of the tumor tissue. These treatments may be used individually or in combination with one another.

Surgery remains the primary method for the eradication of solid cancers that are discovered at an early stage. Surgery aims to remove not only the tumor from the body, but also a ring of surrounding healthy tissues (referred to as the surgical margin), to try to ensure that all of the cancer is removed. Surgery may not be a viable option based on a patient’s health or the characteristics of the patient’s cancer. For example, when a patient’s cancer has spread, or metastasized, surgery alone may not be adequate to remove the cancer. When surgery is an option, it is often combined with radiotherapy or chemotherapy either before the surgery, in order to try to reduce the size of the tumor so that it is easier to remove with clean margins, or after the surgery, in order to eliminate residual cancer cells.

Radiotherapy is the administration of ionizing radiation, which are high-energy particles or rays such as X-rays, gamma rays, electron beams or protons, to destroy or damage cancer cells by blocking their ability to grow, divide and multiply. Radiotherapy is delivered over a period of weeks at a specific dose. Typically, patients receive a fraction of the dose per day. The duration and dosage of radiotherapy are based on the standard of care specific to the cancer indication. Radiotherapy is typically measured in grays (“Gy”), a unit of ionizing radiation dose with one Gy representing the absorption of one joule of energy per kilogram. In developed countries with access to radiotherapy, approximately 60% of all cancer patients will receive radiotherapy at least once, either alone or as a part of the more complex treatment protocol.

The primary growth drivers for the radiotherapy market globally are technological advancements and the associated growing adoption of radiotherapy devices and procedures. Improving the accuracy and precision of the delivery of radiation enhances the efficacy of radiotherapy and reduces the side effects and damage to surrounding healthy tissues, which has led to greater adoption of these techniques by the medical community and more widespread use among cancer patients. Because high-dose radiotherapy can be delivered in a more precise way, it can be used to target tumors that were previously inaccessible, such as brain tumors, thereby opening the radiotherapy market to additional patient populations. In addition, new technologies that require lower doses of radiation to destroy cancer cells can now be used in patients who may previously have been considered too fragile for higher-dose radiation.

Despite these technological advancements and the increasing use of radiotherapy in treating cancer, there remain significant limitations to its use. Although radiotherapy is a local approach, it often causes damage to surrounding healthy tissues, and may not be an effective treatment for cancers that have spread, or metastasized. As a result, physicians may decide to withhold radiotherapy, because a high enough dose to kill the tumor cells would create unacceptable damage to surrounding healthy tissues and cause other toxic side effects.

In addition, cancer treatments also include the I-O approach, a relatively new approach to fighting cancer that does not directly target the tumor, but instead aims to stimulate and activate the patient’s own immune system, allowing it to recognize cancer cells and destroy them. I-O treatments have demonstrated efficacy in the treatment of many types of cancer, including leukemia, melanoma, lung cancer, prostate cancer, skin cancer, cancer of the digestive system, ovarian cancer and brain cancer. However, not all patients may benefit from I-O therapy. I-O therapy may be ineffective when a patient’s tumor is “cold,” meaning that the cancer either has not been recognized or has not provoked a strong enough response by the patient’s immune system. The challenge remains to find new ways to turn a cold tumor into a hot tumor—one that will be responsive to I-O treatment approaches.

NBTXR3: Addressing the Challenges of Radiotherapy and I-O

We have designed NBTXR3 to address limitations inherent in radiotherapy, either alone or in combination with other treatment approaches:

■	By amplifying the intratumor killing effect of the radiation dose within cancer cells, NBTXR3 is designed to give a radiation dose greater efficacy.
■	By localizing the radiation dose within the tumor, NBTXR3 is designed to enhance the efficacy of radiotherapy without resulting in additional side effects on the surrounding healthy tissues.

With respect to I-O approaches to fighting cancer, our preclinical and preliminary clinical results suggest that NBTXR3 plus radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system and therefore potentially more responsive to I-O treatments such as checkpoint inhibitors.

Our NBTXR3 Technology

We are exploring the potential for nanotechnologies to provide solutions to unmet therapeutic needs in oncology. Our pioneering approach uses nanophysics to bring a physical mode of action to destroy cancer cells from within. When used in conjunction with radiotherapy, our NBTXR3 nanoparticles increase the absorption of the administered radiation, thereby magnifying and focusing the dose locally within a malignant tumor, but without causing incremental damage to surrounding healthy tissues. In magnifying the effect of the radiation, we believe our NBTXR3 technology improves the benefit-risk ratio of radiotherapy for patients.

The amount of energy that can be deposited in a cell through radiotherapy is a function of the cell’s ability to absorb the radiation, which depends on the amount and form of energy used and the electron density of the receiving molecules. A cell is primarily composed of water, which has a very low electron density. At an average size of approximately 50 nanometers in diameter, our nanoparticles are directly injected into a malignant tumor prior to standard radiotherapy and can be internalized into the cell through endocytosis to function as radioenhancers. The inert nanoparticles have an inorganic core of crystallized hafnium oxide, which has a high electron density. When exposed to radiation, the high electron density of the nanoparticles allows the cancer cells to absorb more energy than would otherwise be absorbed by the water molecules in the tumor. The high electron density of the nanoparticles is essential for their effective interaction with radiation, while their physical and chemical properties do not cause incremental damage to surrounding healthy tissues.

The following image is a transmission electron micrograph of a cross-section slide of a tumor with nanoparticles after injection.

Clustered 50 nm Nanoparticles in Cytoplasm

NBTXR3 is a novel approach to the local treatment of cancer that we believe provides a solution to the basic limitation of radiotherapy—an inability to deliver sufficient amounts of radiation to eradicate the tumor because of the low radiation tolerance of the surrounding healthy tissues. The following illustration shows a representative increase in the radiation dose absorbed around the NBTXR3 nanoparticles administered into cancer cells.

NBTXR3 Nanoparticles Magnifying the Effect of Radiation

Radiotherapy alone
Radiotherapy with NBTXR3
Dose
Usual dose
delivered in the cell
Dose
9X Dose
around
nanoparticles
Usual dose
delivered in the cell
XRay
XRay
2 µm
Clusters of
Nanoparticles
Local
absorption
of energy

Mode of Action of NBTXR3 Nanoparticles

During radiotherapy, the interaction between the radiation and the targeted cell molecules ionizes atoms, freeing electrons from the orbit of the atoms. These electrons dissipate their energy in multiple interactions with surrounding molecules, producing free radicals, which are highly reactive ionized molecules in the cell. These free radicals are primarily responsible for the effectiveness of radiotherapy in causing DNA damage, ultimately leading to cell death.

The mode of action of NBTXR3 nanoparticles can be described in four stages:

Stage 1: Activity/Inactivity Principle

Our nanoparticles are inert, meaning that they produce no effect without ionizing radiation. When activated by radiation, a number of phenomena occur. First, the radiation is absorbed by the hafnium oxide core of the nanoparticles. Because the core of the nanoparticle has a significantly higher electron density than water, it can absorb significantly more energy than a tumor cell could without the cluster of nanoparticles. Greater energy absorption generates more electrons, and ultimately more free radicals.

Stage 2: Cell Damage

The electrons generated in the energy absorption disperse through the cancer cells and dissipate their energy in multiple interactions with surrounding molecules, creating free radicals. The free radicals are highly reactive and tend to destroy the covalent links of the molecules they interact with, such as DNA, RNA and proteins. Specifically, they cause severe and irreparable DNA damage mainly responsible for the lethal effect of ionizing radiation on cells. The free radicals therefore increase the localized cancer cell destruction.

Stage 3: Subsequent Action in the Cells

The destructive effect of the free radicals is amplified and localized by the radiation-activated nanoparticles, which generate a controlled concentration of energy within the tumor. Ionizing radiation can be applied to the nanoparticles repeatedly because they return to their inactive, inert state after each exposure to radiation. Multiple courses of radiotherapy can be administered to a tumor that has received a single injection of our nanoparticles.

Stage 4: Immune Activation

In our preclinical studies, the radiation-activated nanoparticles have also been observed to trigger metastatic cell destruction due to immunogenic cell death, leading to activation of the immune system. Based on these observations we believe that our nanoparticles may prime the body’s immune response, rendering tumors more prone to recognition by a patient’s immune system. In the illustration below, clusters of NBTXR3 nanoparticles are injected into the cell and, when activated by radiotherapy, cause destruction of cancer cells due to the high energy absorption. This destruction may include structural damage, DNA damage, stress to the cells, immunogenic cell death (a specific form of cell death related to the immune system) and cGAS-STING pathway activation (an immune sensing mechanism). This results in both direct cell death and activation of dendritic cells. Once activated, the dendritic cells trigger additional immune system activation, including the activation of lymphocytes, or white blood cells in the immune system, including T cells such as CD4 (regulatory T cells) and CD8 (cytotoxic T cells). This activation of lymphocytes has the effect of “priming” the immune system to be able to better recognize and kill cancer cells.

NBTXR3 Nanoparticles Enhance Tumor Cell Destruction and Activate Immune Response

NBTXR3 + Radiotherapy
large energy deposition
in a nano-volume
→ physical damage
Clustered
Nanoparticles in cytoplasm
↑ Structural Damage
↑ DNA Damage
↑ Stress
↑ Immunogenic Cell Death
↑ cGAS-STING pathway activation
Dendritic cell
activation
Lymphocytes activation
↑ CD8 T cells expression
↓ CD4 T cells expression
Direct Cell Death
Tumor Infiltration
and Cell Killing

Overview of NBTXR3

NBTXR3, a sterile aqueous suspension of crystalline hafnium oxide nanoparticles, is administered through a single image-guided local injection directly into the tumor prior to radiotherapy. In our clinical trials, the dosage of injected NBTXR3 is based on a percentage of the tumor volume and is determined during the initial phase of the respective clinical trial for different indications. NBTXR3 nanoparticles have a negative-charge surface coating, which allows them to interact with the surface of the tumor and accumulate inside the tumor cells. NBTXR3 is designed to render the targeted tumor more operable or help destroy it completely.

NBTXR3 can easily be incorporated into the current standard of care in radiotherapy. Hospitals and medical facilities where radiotherapy is delivered do not need any new equipment or to otherwise make significant capital investments in new technology in order to treat patients with NBTXR3.

The initial cancer indications we are pursuing for NBTXR3 are locally advanced STS, locally advanced head and neck cancers, primary and secondary liver cancers, rectal cancer, prostate cancer and non-small cell lung cancer. We believe NBTXR3 has the potential to treat all solid tumors where radiotherapy can be used. We have also observed that NBTXR3 activated by radiotherapy could modulate the antitumor immune response, supporting the rationale for its use as an in situ cancer vaccine, potentially in combination with I-O treatments. The initial cancer indications for NBTXR3 in combination with anti-PD-1 antibodies as part of our checkpoint inhibitor combination development program are head and neck squamous cell carcinoma and non-small cell lung cancer.

For certain cancer indications, NBTXR3 can be combined with a gel to create a new formulation, which we refer to as NBTXR3-gel, for direct application in the tumor cavity following surgical removal of the tumor. Potential cancer indications for NBTXR3-gel include certain types of breast cancer, operable lung cancers, vertebral metastases and retroperitoneal STS.

Our Clinical Programs

NBTXR3 is currently being evaluated in seven clinical trials worldwide in 10 different cancer patient populations, as shown in the following chart. In addition, we recently entered into a partnership with MD Anderson through which we intend to launch nine new Phase I/II clinical trials in the United States to evaluate NBTXR3 across six cancer types.

NBTXR3 Clinical Trials Pipeline

In August 2012, we entered into an exclusive license and collaboration agreement with PharmaEngine for the development and commercialization of NBTXR3 in the Asia-Pacific region. See “—Significant Collaborations and Research Agreements—PharmaEngine.” PharmaEngine is currently conducting two NBTXR3 clinical trials in the Asia-Pacific region.

In January 2019, we announced a large-scale comprehensive NBTXR3 clinical collaboration with MD Anderson. The collaboration will initially support nine new Phase I/II clinical trials with NBTXR3 for use in treating six cancer types—head and neck, pancreatic, thoracic, lung, gastrointestinal and genitourinary cancers—and will involve approximately 340 patients. Most of the trials are expected to be launched in 2019. We will provide financing of at least approximately $11.0 million, a portion of which ($1.0 million) was paid as of the commencement of the collaboration, with the rest to be paid in semi-annual installments until the end of the clinical trials. We will also pay additional amounts payable during development and upon achieving specified regulatory milestones. See “Significant Collaborations and Research Agreements—Other Collaborations—NBTXR3 Clinical Collaboration with MD Anderson.”

Locally Advanced Soft Tissue Sarcoma

Background and Opportunity

STSs are rare cancers that develop in different types of soft tissues, including muscles, joint structures, fat, nerves and blood vessels. Although STS can develop at any anatomic site, it occurs in the extremities (arms and legs) in approximately 60% of cases. The American Cancer Society estimates that in 2019 in the United States, approximately 12,750 patients will be diagnosed with STS, and approximately 5,270 STS patients will die from this cancer. In the EU, over 23,000 patients are diagnosed with STS each year. The National Cancer Institute estimates that the five-year survival rate for STS patients is approximately 65%. Median overall survival for patients with advanced, metastatic STS is estimated to be 18–19 months. Radiotherapy followed by surgery is part of the typical treatment regimen for STS patients in Europe.

Achieving local control of the tumor is critical to improving survival rates and reducing the need for limb amputations. Patients with locally advanced STS are high-risk patients and have few therapeutic options capable of achieving local control. Consequently, innovative treatments to improve cancer cell destruction and the feasibility of surgical resection are needed. NBTXR3, when activated by radiotherapy, is designed to enhance the efficacy of radiation both by destroying more tumor cells and rendering the tumor more susceptible to surgical resection, thereby improving patient outcomes.

Phase II/III Trial Design

Following the positive results of our Phase I trial described below, we commenced a Phase II/III trial to measure the antitumor activity of preoperative NBTXR3 in conjunction with radiotherapy, as compared to radiotherapy alone, in patients with locally advanced STS. The trial was conducted at more than 30 sites worldwide, including 23 sites in Europe and seven sites in the Asia-Pacific region. Through the course of the study, a total of 180 adult patients with locally advanced STS of the extremity or trunk wall were randomized, at a 1:1 ratio, to treatment under one of two arms: (i) single intratumoral injection of NBTXR3 at the recommended dose (10% of the tumor volume), followed by five weeks of radiotherapy (the “NBTXR3 arm”), or (ii) five weeks of radiotherapy alone (the “control arm”). In both cases, the radiotherapy was followed by surgical resection of the tumor. Of the 180 patients recruited for the trial, 176 were treated; three patients were incorrectly diagnosed with STS and one patient was found to be ineligible for pre-operative radiotherapy.

The primary endpoint of the Phase II/III trial was an increase in the pathological complete response rate of intratumoral injection of NBTXR3 activated by external beam radiation therapy (“EBRT”), as compared against EBRT alone. The primary endpoint was evaluated, in accordance with European Organisation for Research and Treatment of Cancer guidelines, by a centralized group of pathologists who were blinded to the arm of treatment. The secondary endpoints were to evaluate the safety profile of NBTXR3 activated by radiotherapy and compare the rate of tumor surgery with R0 margins (meaning no cancer cells could be seen microscopically at the resection margin), the percentage of tumor necrosis/infarction, limb amputation rates and tumor response as measured by RECIST 1.1.

Results

Pathological complete response rate

The trial achieved its primary endpoint, with 16.1% of patients in the NBTXR3 arm having a pathological complete response (defined as less than 5% of residual viable cancer cells in the tumor) compared to 7.9% of patients in the control arm. The difference was statistically significant, with a p-value of 0.0448. P-value represents the statistical significance between two groups. A p-value of less than 0.05 denotes significant difference and means that, considering the null hypothesis of the test as being true (i.e., the equality of pathological complete response between the two groups), we would observe such a difference in less than 5% of cases.

In addition, in the subgroup of patients with a higher histology grade (i.e., a more aggressive disease), which represented the majority of patients in the trial, pathological complete response was achieved in four times as many patients in the NBTXR3 arm (17.1%) compared to patients in the control arm (3.9%). The following graph shows the percentage of patients in each arm based on whether they were considered to have Grade 1 or Grade 2/3 tumors. The remaining patients in each arm of the trial had tumors of unknown grade.

Four fold increase in Pathological Complete Response (< 5% viable cells) in the higher grade sarcoma subgroup

35
30
25
20
15
10
5
0
% of patients
17.1
X4
1.3
3.9
3.9
n=15
n=16
n=61
n=61
Grade 1
Grade 2/3
Pathological Complete Response
NBTXR3 activated by radiotherapy
Radiotherapy alone

Patients in the NBTXR3 arm were more likely to have a pathological response (not limited to a complete response). The portion of patients with pathological “nearly” complete response (defined as less than 7% of residual viable cancer cells in the tumor) and pathological response with 10% or less of residual viable cancer cells were 24.7% and 34.6%, respectively, in patients in the NBTXR3 arm as compared to 14.8% and 19.8%, respectively, in patients in the control arm.

R0 resection margin

The main secondary endpoint of the trial, the rate of tumor surgery with R0 margins, was also met. R0 resection margin was observed in 77% of the patients in the NBTXR3 arm, compared to 64% of patients in the control arm. This difference was statistically significant, with a p-value of 0.0424.

Tumor necrosis/infarction

Based on histologic analysis, we observed that the mean percentage of tumor necrosis/infarction achieved was 28.8% for patients in the NBTXR3 arm, compared to 19.2% for patients in the control arm, a difference that was also statistically significant, with a p-value of 0.014.

Significant increase in R0 rate in the NBTXR3 arm
Significant increase in tumor necrosis/infarction in the NBTXR3 arm
p-value = 0.0424
% of patients with R0 resection margins
90
80
70
60
50
40
30
20
10
0
77
64
Resection margin (R0 rate)
p-value = 0.0140
Mean of % of tumor necrosis/infarction
30
25
20
15
10
5
0
28.8
19.2
Tumor necrosis/infarction
NBTXR3 activated by radiotherapy (N=87)
Radiotherapy alone (N=89)

Safety profile similarity between NBTXR3 and control arms

Similar safety profiles were observed in the NBTXR3 arm and the control arm, including the rate of postsurgical wound complications. NBTXR3 did not impair the patients’ ability to receive the planned dose of radiotherapy. In the NBTXR3 arm, 7.9% of patients experienced grade 3-4 acute immune reactions, which were manageable and of short duration. Further, NBTXR3 showed a good local tolerance in patients and did not have any impact on the severity or incidence of radiotherapy-related adverse events (“AEs” in the table below). Long-term patient follow-up is currently ongoing to evaluate the time-to-local/distant recurrence and local/distant recurrence rates at 12 and 24 months. The table below summarizes selected safety information gathered as part of the trial.

The trial results were presented in October 2018 at the European Society for Medical Oncology (“ESMO”) 2018 Congress and the American Society for Radiation Oncology 60th Annual Meeting. We expect to report the full results in scientific journals.

The positive results from the trial have been submitted to support the certification of NBTXR3 in the EU for the treatment of locally advanced STS. We submitted the data as a supplement to the European Notified Body and expect to complete the conformity assessment procedure required for us to be able to market NBTXR3 for locally advanced STS in the EU in the near future, which we believe will validate the commercial potential of NBTXR3 and demonstrate our regulatory expertise in the EU.

Phase I Trial Design

We conducted a Phase I clinical trial to evaluate the tolerance and feasibility of increasing doses of NBTXR3 by intratumoral injection, activated by external radiotherapy, in patients with locally advanced STS of the extremity. Through the course of this dose escalation study, we treated 22 patients at two sites in France with a single intratumoral injection of NBTXR3 prior to the first radiotherapy session.

The primary endpoints of the Phase I trial were to evaluate the feasibility of NBTXR3 intratumoral injection and early dose-limiting toxicities and tolerance of NBTXR3. The secondary endpoints were to evaluate the tumor response to NBTXR3 activated by radiotherapy, measured in terms of the destruction of malignant cells, evaluate the response rate to NBTXR3 activated by radiotherapy by medical imaging and characterize the distribution of NBTXR3 in the body over time.

Results

Initial data from the Phase I trial confirmed NBTXR3’s long-term intratumoral bioavailability and an absence of leakage to surrounding healthy tissues. We observed persistence of the nanoparticles in the tumor mass throughout five weeks of radiotherapy, confirming the feasibility of local injection of NBTXR3 and the clinical relevance of a single injection. A single injection was sufficient to achieve long-term intratumoral residence in all histological types and sizes for the sarcomas. No grade three or four adverse events were observed at the recommended dose of 10%. The initial data established feasibility for our NBTXR3 therapeutic approach. As a result, we broadened the target patient population for the trial, amending the research protocol in 2013 to include patients with sarcoma of the trunk wall.

The final Phase I trial results were positive—on average, we observed 40% shrinkage in treated tumor size and an average pathological response of 73% in tumors known to be treatment-resistant across different sarcoma subtypes, including undifferentiated sarcoma, rhabdomyosarcoma, and synovial sarcoma. All patients that participated in the trial underwent complete extended surgical resection of the tumor, which was the therapeutic aim. Complete tumor resection is optimal because it impacts the local recurrence rate and improves prognosis and survival rates. The following graphic depicts shrinkage of the tumor in a representative patient in the trial after five weeks of treatment.

3D Reconstruction of CT Scan of Locally Advanced STS Patient

Locally Advanced Head and Neck Cancers in Elderly and Frail Patients

Background and Opportunity

Head and neck cancers include cancers of the oral cavity, tongue and oropharynx, a part of the throat. These structures play a critical role in a human’s ability to swallow, breathe and speak. The American Cancer Society estimates that in 2019 in the United States, approximately 53,000 patients will be diagnosed with oral or oropharyngeal cancer and approximately 10,860 patients will die from the cancer. In Europe in 2014, approximately 140,000 new patients were diagnosed with head and neck cancer, and approximately 300,000 new cases are diagnosed in the Asia-Pacific region each year. The five-year survival rate for patients with oral and oropharyngeal cancer is approximately 65%. These cancers represent a major public health concern.

Chemotherapy in combination with concomitant radiation is the standard treatment for locally advanced head and neck cancers in both the United States and the EU. However, it is often not an option for elderly and frail patients who are unable to endure the physical strain inherent in chemotherapy treatment. These patients are estimated to account for approximately 11% of patients with head and neck cancers. Such patients generally have short survival rates (often less than 12 months following diagnosis) and typically experience poor quality of life, as they have no therapeutic options other than radiotherapy alone. The intended use of NBTXR3 in this patient population is to improve current radiotherapy outcomes by achieving better local control of the tumor and improving systemic benefit, as well as quality of life.

Phase I Trial Design

We recently concluded the initial phase of our Phase I clinical trial of NBTXR3, in escalating doses, activated by intensity-modulated radiation therapy, in patients with locally advanced squamous cell carcinoma of the oral cavity or oropharynx who are ineligible for cisplatin, the frontline chemotherapy drug for advanced head and neck cancers, or intolerant to cetuximab, a monoclonal antibody used as part of targeted cancer therapy in head and neck cancers. The initial phase of the trial was conducted at five sites in Europe. Eighteen patients received an injection of NBTXR3, followed by intensity-modulated radiation therapy (70Gy in total, or 2Gy per day, five days a week for seven weeks), in accordance with standard medical practice, commencing one to five days after NBTXR3 injection.

The primary endpoint of the initial phase of the Phase I trial was to evaluate the safety of NBTXR3 and determine the recommended dose. The secondary endpoints are to evaluate the overall response rate and the complete response rate (based on the RECIST 1.1) of NBTXR3, evaluate the local and general progression-free survival time, assess the feasibility of local administration by intratumoral injection of NBTXR3, and characterize the distribution of NBTXR3 in the body over time when administered by intratumoral injection.

Results

The dose escalation phase has been completed. Preliminary results showed that NBTXR3 was well tolerated, with no serious side effects related to NBTXR3 observed, and feasibility of injection at various dose levels with no leakage to surrounding healthy tissues. We expect to present final results of the dose escalation phase in the second half of 2019.

The following graphic depicts shrinkage of the tumor in a representative patient in the trial over time following treatment. The tumor continued to shrink after the end of treatment, with the patient achieving a complete response at seven months.

3D Reconstruction of CT Scan of Locally Advanced Head and Neck Cancer Patient

As of November 2018, nine out of the 18 evaluable patients who received NBTXR3 had achieved a complete response, according to the RECIST 1.1. Of the patients who received the two highest doses of NBTXR3 (15% and 22%), every patient alive at the 12-month cut-off date was still alive at 23 months following treatment. Of the 12 evaluable patients receiving the highest dose levels, seven patients achieved a complete response. The trial is ongoing, and we continue to follow up with treated patients. Based on the preliminary results, we believe NBTXR3 has the potential to extend survival and improve quality of life in this advanced cancer patient population. The following chart shows follow-up data of the 18 treated patients at the various NBTXR3 dose levels administered, including the type of cancer, tumor grade, age and human papilloma virus status for each patient.

Patient Follow-up in Ongoing Phase I Locally Advanced Head and Neck Cancers Trial

Treatment period:
NBTXR3 + RT (35x 2Gy)
Tissues recovery
Follow-up period
Patients newly treated
Complete response
Partial response
Stable disease
Overall progression
Overall progression with new lesion
Death
Follow-up
Withdrew consent
Dose level 22%
Dose level 15%
Dose level 10%
Dose level 5%
Months

Cut-off date : 04SEP2018

*Patient is not evaluable as patient did not receive the intended dose of NBTXR3 and schedule of radiation therapy.

** A new patient has been included at this dose level and received NBTR3 administration on Sept 17th 2018.

- - Historical median progression-free survival (PFS)

- - Historical median overall survival (OS)

These preliminary results were presented in September 2018 at the International Conference on Immunotherapy Radiotherapy Combinations and in November 2018 at the International Society of Geriatric Oncology Annual Conference. We expect to enroll 44 additional patients in the trial and have filed a protocol amendment for trial expansion, for which we are opening 12 to 15 additional clinical trial sites in Europe. We expect to utilize these preliminary results as part of the information we intend to compile for an EU conformity assessment procedure, which is a required pre-condition to affixing the CE marking to be able to market NBTXR3 for locally advanced head and neck cancers in the EU. In the United States, we believe that our consultations with the FDA in the first half of 2019, including our pre-IND meeting, will help to accelerate the regulatory process as we plan to begin the clinical trial authorization process in the second half of 2019 and commence a Phase II/III clinical trial. We expect approximately 600 patients to participate in this global clinical trial, and an efficacy interim analysis is planned. We may also potentially pursue breakthrough treatment designation.

Head and Neck Cancers Treated with Radiotherapy plus Chemotherapy (PharmaEngine Trial)

Trial Design

In addition to our ongoing Phase I clinical trial of NBTXR3 in patients with locally advanced squamous cell carcinoma of the oral cavity or oropharynx who are ineligible for cisplatin, our collaborator PharmaEngine is also conducting a Phase I/II clinical trial of NBTXR3 for patients with head and neck cancers to be treated by radiotherapy plus cisplatin. The trial is being conducted at one site in Taiwan and is expected to treat up to 42 patients.

The primary endpoints are to determine the optimal NBTXR3 dose and to assess the preliminary safety and efficacy of NBTXR3 administered by intratumoral injection in combination with radiotherapy plus chemotherapy.

Liver Cancers

Background and Opportunity

According to the World Health Organization, liver cancer is currently the fourth most common cause of cancer death in the world and is estimated to have caused over 782,000 deaths in 2018. The American Cancer Society estimates that in 2019 in the United States, over 42,000 people will be diagnosed with liver cancer and over 31,000 patients will have died of the disease. In Europe, an estimated 47,000 patients die of liver cancer each year. The five-year survival rate for patients with localized liver cancer is approximately 31%; once the cancer has spread to other organs or tissues, this survival rate drops to approximately 3%.

Two types of liver cancer are hepatocellular carcinoma, or HCC, the most common type of liver cancer, and secondary liver cancer, or liver metastasis, which occurs when cancer from another part of the body spreads to the liver. Surgical resection is often not an option for patients with either HCC or liver metastasis, and local and systemic treatment options are few in number, with significant limitations. Radiotherapy has been shown to improve outcomes for these patients, as third-party clinical trials have observed a direct correlation between higher doses of radiation and increased survival rates. Our ongoing Phase I/II clinical trial described below is evaluating NBTXR3 in patients with liver cancers in need of an alternative treatment, when standard care protocols either cannot be used or do not exist. By increasing the absorption of the administered radiation dose within the tumor itself, without causing additional damage to surrounding healthy tissues, and causing more effective tumor destruction, we believe NBTXR3 can improve prognoses for this patient population.

Phase I/II Trial Design

We are conducting a Phase I/II clinical trial to evaluate the use of NBTXR3 with high-precision radiation therapy, delivered as high-energy dose fractions (known as stereotactic body radiation therapy, or “SBRT”). SBRT is a commonly used radiotherapy for the treatment of malignant liver tumors. The trial is being conducted at seven sites in France and is expected to treat up to 208 patients—54 patients in Phase I and 154 patients in Phase II.

The endpoint of the Phase I portion of the trial is to determine the recommended dose of NBTXR3. In this portion of the trial, patients will receive a single intra-lesional or intra-arterial injection of NBTXR3, at increasing dose levels, in each case activated by SBRT. The endpoint of the Phase II portion of the trial is to conduct a safety assessment of NBTXR3 when administered to three different patient groups: (i) patients with secondary liver cancer, (ii) patients with primary liver cancer without intrahepatic tumor thrombosis of the portal vein trunk and (iii) patients with primary liver cancer with intrahepatic tumor thrombosis of the portal vein trunk. A secondary endpoint is best overall response rate.

The following graphic shows the number of patients intended to be treated in each arm of the Phase I and Phase II portions of the trial.

Phase I/II Liver Cancers Trial

Results

In January 2018, we announced preliminary results from the intra-lesional cohorts that showed that NBTXR3 was well tolerated, with no treatment-related adverse events observed. The non-treatment-related adverse events are detailed in the following tables.

The results also showed feasibility of injection at the 10% and 15% dose levels with no leakage to surrounding healthy tissues. Of the nine patients evaluated for best response in HCC, three achieved a complete response, three achieved a partial response and one had stable disease. The other two patients died from their cancer before the observation of any response to treatment. The deaths were deemed by the trial investigator to be unrelated to the treatment.

The preliminary results were also presented in October 2018 at the ESMO Congress.

Prostate Cancer

Background and Opportunity

Prostate cancer is the second leading cause of death from cancer and the second-most common form of cancer in the United States in men. The American Cancer Society estimates that in 2019 in the United States, approximately 175,000 people will be diagnosed with prostate cancer and approximately 31,620 patients will die from the disease. Worldwide, there were approximately 1.3 million new cases in 2018. Patient prognosis is good for local and regionalized prostate cancer, but for prostate cancer that has spread to other parts of the body, the five-year survival rate is approximately 30%.

Achieving local control is key for treatment of prostate cancer to prevent relapse and subsequent spreading of the disease. Prostate cancer patients typically receive one of two forms of radiotherapy—EBRT or brachytherapy combined with EBRT. Third-party clinical data has shown that radiotherapy, and specifically the increasing of the radiation dose delivered, significantly improves local control of prostate tumors and reduces recurrence and metastasis.

Phase I/II Trial Design

We are conducting a Phase I/II clinical trial of NBTXR3 for the treatment of prostate cancer under an active IND application, which took effect in January 2016. In this trial, we are enrolling patients with intermediate and high-risk prostate cancer who are eligible to receive one of two radiotherapy standards of care. For one group of patients, we will evaluate NBTXR3 in conjunction with EBRT delivered as intensity-modulated radiation therapy. In the other patient group, we will evaluate NBTXR3 in combination with brachytherapy and EBRT. The trial is being conducted at two sites in the United States and is expected to treat up to 24 to 54 patients in Phase I and 40 patients in Phase II.

The primary endpoints of the Phase I/II trial are to determine the safety and the recommended doses and early dose-limiting toxicities of NBTXR3. The secondary endpoints are to evaluate the dose toxicity and tolerance of NBTXR3, evaluate the complete response rate of NBTXR3, evaluate the local and general progression-free survival time and the overall survival rate, assess the feasibility of local NBTXR3 administration by intratumoral injection, and evaluate the biochemical failure before activation by intensity-modulated radiation therapy.

Rectal Cancer (PharmaEngine Trial)

Background and Opportunity

The American Cancer Society estimates that in 2019 in the United States, approximately 44,180 people will be diagnosed with rectal cancer. Deaths from rectal cancer are often misclassified as colon cancer; deaths from colon and rectal cancer combined are estimated to exceed 140,000 in 2019 in the United States. Worldwide, colorectal cancer is the third most common cancer in men and the second most common cancer in women, with an estimated 1.8 million new cases in 2018. The five-year survival rate for patients with rectal cancer varies greatly depending on the stage of the cancer and whether the cancer has spread. For advanced (stage III) rectal cancer, the five-year survival rate ranges from approximately 58% to 83%, and for metastatic (stage IV) rectal cancer, this rate drops to approximately 13%.

Trial Design

Our collaborator PharmaEngine is conducting an open-label Phase I/II clinical trial of NBTXR3 with radiotherapy in combination with chemotherapy for patients with unresectable rectal cancer. The goal of the trial is to evaluate NBTXR3 activated by radiotherapy in combination with chemotherapy as a potential treatment to shrink tumor size and expedite the surgical removal. The trial is being conducted at one site in Taiwan and is expected to treat up to 42 patients.

Primary and secondary endpoints will assess the safety profile and determine the dose-limiting toxicity, evaluate the recommended dosage and assess the antitumor activity by evaluating the response rate of NBTXR3 administered by intratumoral injection and activated by external beam radiation, with concurrent chemotherapy treatment in patients with unresectable rectal cancer.

Head and Neck Squamous Cell Carcinoma or Non-Small Cell Lung Cancer Treated with anti-PD-1 Antibodies

In recent years, significant attention has been focused on the potential of I-O treatments, and in particular, checkpoint inhibitors. Checkpoint inhibitors are a type of immunotherapy that function to block proteins that stop the immune system from attacking cancer cells. In doing so, they enable the T cells to recognize cancer cells that would otherwise be invisible to immune attack. However, many tumors, which are referred to as “cold” tumors, exhibit little or no response to checkpoint inhibition.

Our preclinical and preliminary clinical trial results suggest that NBTXR3-enhanced radiotherapy may prime the immune response, thereby rendering otherwise cold tumors more prone to recognition by the patient’s immune system and therefore more responsive to I-O treatments such as checkpoint inhibitors. This effect is also referred to as causing a “cold” tumor to become “hot.”

Published scientific data shows that only 15%–20% of non-small cell lung cancer patients and 13%–22% of head and neck squamous cell carcinoma patients typically respond to certain checkpoint inhibitors. The physical mode of action by which NBTXR3 works induces a different immunogenicity and, we believe, could be key to significantly increasing the number of cancer patients who can benefit from I-O treatment. NBTXR3-enhanced radiotherapy was shown to induce a specific adaptive immune pattern that could potentially convert a non-responder into an immune-responsive patient receptive to treatment with available checkpoint inhibitors.

In December 2017, our IND to commence a clinical trial of NBTXR3 activated by stereotactic ablative radiotherapy (“SABR”) and administered in combination with an FDA approved anti-PD-1 antibody product went into effect, and we expect potential early results to be available in the second half of 2019.

Phase I/II Trial Design

We initiated a Phase I/II prospective, multi-center, open-label, non-randomized clinical trial evaluating the safety and efficacy of NBTXR3 activated by SABR combined with checkpoint inhibitors (nivolumab or pembrolizumab). The trial will include three patient populations with local-regional recurrent and/or metastatic head and neck squamous cell carcinoma or metastatic non-small cell lung cancer where metastatic patients are refractory or resistant to anti-PD-1 therapy. The trial is being conducted in two consecutive phases: dose escalation followed by dose expansion. The trial will be conducted at multiple sites in the United States, and we intend to enroll 36–72 patients in Phase I and 40 patients in Phase II.

The dose escalation phase is based on a classical 3+3 Phase I, meaning that at least 3 patients will be treated at the initial dose level, with treatment escalated to the next level in the absence of any dose-limiting toxicity occurrences, in order to identify the appropriate dose of NBTXR3 to be injected into the tumor, as well as the activation dose of SABR. NBTXR3 doses will be escalated, but the anti-PD-1 antibody dose will remain constant. One approved anti-PD-1 antibody for the dose expansion phase will be selected based on the preliminary benefit-risk ratio assessment observed in the Phase I portion of the trial.

Primary and secondary endpoints will evaluate safety and efficacy, while exploratory endpoints will further characterize the treatment-induced gene expression, including enriched cytokine activity and markers of adaptive immune response and T-cell receptor signaling pathways.

Supporting Rationale for I-O Approach

We observed NBTXR3 activated by radiotherapy kill more cancer cells in vitro than radiotherapy alone, leading to the release of a greater number of tumor-associated antigens. In addition, in in vitro experiments performed on different human cancer cell lines, we observed NBTXR3 activated by radiotherapy enhance the expression of markers of immunogenic cell death, as well as activation of the cGAS-STING pathway (a component of the immune system that detects tumor-derived DNA and generates intrinsic antitumor immunity). These results suggest that NBTXR3 activated by radiotherapy can modulate the immunogenicity of the cancer cells.

In preclinical experiments, we observed NBTXR3 activated by radiotherapy in vivo generate an abscopal effect, which is a reduction of metastases burden outside the irradiated area. This abscopal effect depends on the increase of CD8+ T cell lymphocyte infiltrates (T lymphocytes that work to kill malignant tumor cells) in both treated and untreated tumors, induced by NBTXR3 activated by the radiotherapy.

In our Phase II/III locally advanced STS clinical trial, based on immunohistochemistry analyses, we observed that compared to radiotherapy alone (29 patients), NBTXR3 activated by radiotherapy (23 patients) increased the density of CD8+ T cell lymphocytes and also decreased FOXP3+ (Treg) (regulatory T cells that work to suppress immune response) in the tumors, while macrophage number remained relatively constant.

Together, these data suggest that NBTXR3 activated by radiotherapy could be able to modulate the antitumor immune response and transform the tumor into an in situ vaccine.

Our Preclinical Program for NBTXR3-gel

We are developing NBTXR3-gel, NBTXR3 in a gel formulation, for direct application in the tumor cavity following tumor ablation or resection surgery, before wound closure. As illustrated below, NBTXR3-gel is designed to prepare the surgical site for postoperative radiotherapy (adjuvant treatment) in order to destroy residual cancer cells not removed during surgery.

Application of NBTXR3-gel in Tumor Cavity

This unique product candidate has dual aims: effective destruction of cancer cells remaining after surgery and enhancement of tumor cavity radiation by localizing the radiation.

The initial cancer indications we are exploring for NBTXR3-gel are certain types of breast cancer, operable lung cancers, vertebral metastases and retroperitoneal STS.

General Research

Beyond NBTXR3, we are also working on several research projects in nanomedicine. One question we recently analyzed is whether it is possible to increase the useful dose, or decrease the non-useful dose, of a therapeutic agent administered to a patient in order to optimize bioavailability and/or to reduce its toxicity. Our research team has created different types of nanoparticles with specific physio-chemical properties (or “nanoprimers”), which allow the nanoparticles to accumulate in the liver in order to transiently block the primary hepatic elimination pathways of the specified therapeutics. If effective, this transient blockage would increase the useful dose and/or decrease potential toxicities. The nanoprimers are designed to fit the different therapeutic agent families that are usually rapidly eliminated by the liver, specifically nanomedicines. Nanoprimers would thus offer new development possibilities and could improve the efficacy of various administered therapeutic agents.

Manufacturing

We contract the production of NBTXR3 to high-precision manufacturing partners. Our contracts with these third parties generally provide that the manufacturing partner may not transfer its rights or sub-contract any of the services covered. The contracts provide that we retain exclusive ownership of the products, as well as the intellectual property rights and know-how derived from and related to the services rendered thereunder. The manufacturing partners are required to perform their obligations in accordance with international professional standards, including the Good Manufacturing Practices guidelines issued by the International Council for Harmonization.

In January 2014, we entered into an agreement with Amatsigroup SAS (“Amatsigroup”) pursuant to which Amatsigroup provides development space and assists in the production of the nanoparticles used in NBTXR3. Amatsigroup specializes in the manufacture of injectable drug products and is certified for the manufacture of cytotoxins, biotechnology products, emulsions, vaccines and lyophilizates. It is certified by the French National Security Agency for Medicines and Health Products for the manufacture of sterile products, and is an accredited pharmaceutical laboratory. Our agreement with Amatsigroup will remain in force until it is terminated at the option of either party.

In November 2016, we entered into a long-term supply agreement with Framatome SAS (formerly Areva NP SAS) (“Framatome”). Pursuant to the agreement, Framatome will supply us with the raw materials used for the manufacturing of our nanoparticles until 10 years following the grant of our first CE marking (the “supply period”). For the first five years of the supply period, Framatome will be our sole supplier of such raw materials and will grant us exclusivity on such supply. The price of the raw materials is not volatile. The agreement will remain in effect for the duration of the supply period or until terminated (i) by either party in the event of an uncured material breach; (ii) at our option, with six months’ notice, subject to satisfying certain payment obligations with respect to raw materials already ordered, produced or forecasted; (iii) at Framatome’s option, with six months’ notice, upon the decision to discontinue production, or if all of the raw materials have been used; or (iv) at the option of either party under certain other specified conditions.

In November 2017, we opened a new facility to expand our manufacturing capabilities, increase production capacity of NBTXR3 for our clinical trial needs and prepare for potential commercialization. This new facility is located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France. We expect that the facility will expand our production capacity to more than 200,000 doses of NBTXR3 per year, which we believe will be sufficient to produce NBTXR3 for our ongoing clinical trials and our initial commercial phase. We have designed our manufacturing process so that additional production lines can be added without significant capital investment.

Significant Collaborations and Research Agreements

We have entered into collaboration agreements in order to enable us to optimize our resources, expedite product development, potentially generate revenue and maintain limited risk exposure outside of Europe.

PharmaEngine

In August 2012, we entered into a license and collaboration agreement with PharmaEngine, Inc., a Taiwan-based company listed on the Taipei Exchange (formerly the Gre Tai Securities Market), for the development and commercialization of NBTXR3 (under the code name PEP503) in multiple countries throughout the Asia-Pacific region (collectively, the “Territory”). Under this agreement, PharmaEngine is responsible for developing (non-clinical and clinical research) and commercializing NBTXR3 throughout the Territory, and making certain development and commercial milestone payments to us. This strategic partnership enables us to leverage the data generated by PharmaEngine’s efforts to accelerate growth and pursue the development of our products.

We received an initial upfront payment of $1.0 million upon signing the agreement and we have, to date, received $2.0 million in two milestone payments and we may be entitled to receive future payments of up to $54.0 million, subject to PharmaEngine’s achievement of specified clinical, regulatory and commercial milestones. We are also entitled to receive payments for the supply of NBTXR3 and royalties, on a country-by-country basis, based on PharmaEngine’s net product sales at a rate of high single to up to low double digits for sales in the Territory, excluding Australia and New Zealand, where a higher royalty rate will be applied if NBTXR3 is approved under the mutual recognition agreement, in each case subject to downward adjustment, or potential cessation, based on the existence and level of sales of competing generic products or it is determined that it is necessary or advisable to obtain third-party intellectual property licenses with respect to NBTXR3 in the Territory.

Pursuant to the agreement, we granted PharmaEngine an exclusive license to certain intellectual property (“licensed technology”) in order to develop and commercialize NBTXR3 for the treatment of cancer in combination with radiotherapy in the Territory (with the option to re-acquire such rights, except with respect to China and Taiwan). The licensed technology includes the know how necessary for the development, commercialization or exploitation of NBTXR3 (e.g., development data, results of experimentation and testing, trial data, study protocols, etc.), patent rights covering NBTXR3 in the Territory (e.g., patents and pending patent applications) and the “NanoXray” trademark. PharmaEngine is not permitted to modify the substance of NBTXR3 or reverse engineer NBTXR3 under the agreement. PharmaEngine also granted to us a license to certain intellectual property, including development data and patent rights, in order for us to develop and commercialize NBTXR3 outside of the Territory for the treatment of cancer in combination with radiotherapy.

PharmaEngine committed to start a minimum of two Phase I/Pilot clinical trials in two different tumor indications within the Territory within 18 months of the agreement’s effective date, and a third Phase I/Pilot clinical trial in a third tumor indication within 36 months of such effective date, unless delays were caused by a regulatory authority. PharmaEngine has also participated in the global pivotal trial of NBTXR3 in STS in Europe and Asia that we initiated in 2014 by co-sponsoring the global trial for the Asia-Pacific region and conducting, and bearing the cost for, the trial in the Asia-Pacific region. PharmaEngine is currently conducting two NBTXR3 clinical trials in the Territory: a Phase I/II trial in head and neck cancers in patients receiving radiotherapy plus chemotherapy, as well as a Phase I/II trial in rectal cancer. See “—Our Clinical Programs—Head and Neck Cancers Treated with Radiotherapy plus Chemotherapy (PharmaEngine Trial)” and “—Our Clinical Programs—Rectal Cancer (PharmaEngine Trial).” Further, PharmaEngine is obligated to use commercially reasonable efforts to apply for and obtain regulatory approval for NBTXR3 in the Territory pursuant to an agreed upon development plan.

The agreement will remain in effect indefinitely until terminated (i) by either party in the event of an uncured material breach or in the case of insolvency or (ii) at our option, on a country-by-country basis, if PharmaEngine fails to commercialize NBTXR3 in any country in the Territory within two years after obtaining all required regulatory approvals for such commercialization in such country. Under certain conditions, we are entitled to terminate the license in certain countries in the Territory in exchange for both a one-time up-front negotiated payment and royalties based on the development status of NBTXR3 and our post-termination net sales in the applicable country.

Other Collaborations

We have established strategic partnerships with a number of hospitals, clinics and cancer treatment centers in France and abroad. These agreements provide that we may negotiate certain commercial rights with such collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration.

Beginning in January 2008, we entered into an agreement with Institut Gustave Roussy, one of the world’s leading cancer-research institutes and the largest cancer center in France, for radiobiology research and preclinical development of NBTXR3. Pursuant to the agreement, we conduct studies at Institut Gustave Roussy’s radiobiology lab to evaluate the antitumor activity of nanoparticles activated by ionizing radiation. We maintain all rights to the products of our studies; however, Institut Gustave Roussy may use the results without charge solely for the purposes of its own academic research.

In January 2018, we partnered with the Providence Portland Medical Center to conduct immunotherapeutic preclinical research in pancreatic cancers. The collaboration with the Providence Portland Medical Center is intended to enable us to generate preclinical data on the ability of NBTXR3 activated by radiotherapy to induce an antitumoral immune response.

In April 2018, we partnered with MD Anderson to conduct immunotherapeutic preclinical research in lung cancer, combining NBTXR3 and nivolumab. This partnership with MD Anderson, one of the world’s leading oncological research centers, is intended to enable us to generate preclinical data using NBTXR3 activated by radiotherapy plus anti-PD-1 nivolumab (murine version of Opdivo).

In May 2018, we entered into a research collaboration with Weill Medical College of Cornell University to begin nonclinical studies to evaluate the impact of NBTXR3 on the cGAS-STING pathway, a component of the innate immune system, in mammary cancers. The research collaboration will be conducted over the course of two years, with the goal of continuing the exploration of the role of NBTXR3 in I-O.

Finally, we were previously party to two university collaboration agreements, one in the United States and the other in Northern Ireland. Through our collaboration agreement with the Department of Radiation Oncology at Thomas Jefferson University, we provided a research subsidy for radiobiology research on radioresistant tumor models. The collaborative project ended in 2017, and concluded in a presentation during the annual meeting of the American Association for Cancer Research. Through our collaboration agreement with Queen’s University in Belfast, we provided a subsidy for research into the interaction between ionizing radiation and nanoparticles for diagnostic and therapeutic applications.

NBTXR3 Clinical Collaboration with MD Anderson

In January 2019, we announced a large-scale comprehensive NBTXR3 clinical collaboration with MD Anderson, pursuant to a collaboration agreement, to improve the efficacy of radiotherapy for certain types of cancer. The collaboration will initially support nine new Phase I/II clinical trials with NBTXR3 for use in treating six cancer types—head and neck, pancreatic, thoracic, lung, gastrointestinal and genitourinary cancers—and will involve approximately 340 patients. Patient enrollment, and most of the trials, are expected to be launched in 2019.

While MD Anderson has agreed to provide all necessary personnel, equipment, facilities and resources for each trial, we will provide batches of NBTXR3 to be used in such trials. In addition, we will provide financing of at least approximately $11.0 million, a portion of which ($1.0 million) was paid as of the commencement of the collaboration, with the rest to be paid in semi-annual installments until the end of the clinical trials. We will also pay additional amounts payable during development and upon achieving specified regulatory milestones.

We will be the exclusive owner of any right, title or other interest in and to any and all inventions or discoveries made in a trial that incorporates NBTXR3 (though we have agreed to grant MD Anderson a non-exclusive, perpetual irrevocable license to use any such inventions for academic or non-profit research purposes). Other inventions/discoveries made in a trial will be the property of the inventor, Nanobiotix and/or MD Anderson, as the case may be. Should MD Anderson obtain ownership of any such other invention/discovery, they have agreed to grant us a non-exclusive license, as well as an exclusive option to negotiate an exclusive license within a specified time period. Further, we will be co-owners of the data and clinical results related to the trials.

The collaboration agreement will remain in effect until the later of five years or the duration of the clinical trials. Either party may terminate the agreement if the other party commits a material breach which is not cured pursuant to the terms of the agreement. Either party may also terminate a clinical trial in the event of a material breach, due to health/safety issues, or if the parties are unable to agree on the designation of the principal investigator or if the principal investigator does not accept the terms of the trial protocol. Termination of the agreement does not affect the conduct of ongoing clinical trials.

Commercialization

Subject to successfully completing applicable pre-marketing regulatory requirements, we expect to commence commercialization activities and establish a global commercial infrastructure by building commercial capabilities and evaluating partnering opportunities. Through our global medical science liaison team, we have established important strategic relationships and enhanced awareness of NBTXR3 with a number of key opinion leaders, hospitals, clinics and cancer treatment centers in the United States and in key European markets. As part of our clinical trial efforts, we have involved more than 400 physicians. We believe that our planned commercial organization will be able to target the community of physicians who are the key specialists in treating the patient populations for which NBTXR3 is being developed. We may enter into additional development and commercialization agreements with third parties in select geographic territories for any of our product candidates that successfully complete applicable pre-marketing regulatory requirements.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with leaders in relevant fields of medicine.

Competition

The development of treatments for cancer is subject to rapid technological change. Many companies, academic research institutions, governmental agencies and public and private research institutions are pursuing the development of medicinal products, devices and other therapies that target the same conditions that we are targeting.

Approximately 60% of all cancer patients undergo radiotherapy at some point during their course of treatment. Current research in radiotherapy focuses primarily on (1) methods to increase sensitivity of tumors to radiation and (2) methods to protect healthy tissues from radiation. In addition, many researchers believe that radiotherapy can enhance the body’s immune response, thereby making a previously unsusceptible tumor susceptible to vaccines.

Companies that are developing treatments to increase sensitivities of tumors to radiation and other sources of energy include MagForce AG, NH TherAguix, and Nanospectra Biosciences, Inc. Like us, these companies are pursuing various technologies that involve the delivery of a substance to a tumor that works to destroy the tumor cells without causing additional damage to surrounding healthy tissues. Any product candidates that we or they develop and commercialize may compete with existing therapies, as well as new therapies that may become available in the future.

Many of our competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing, and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. These competitors also compete with us in recruiting and retaining qualified research and development and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with more established companies.

The key competitive factors affecting the success of NBTXR3 and any other product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors. We must also protect our proprietary technology used in the development of our product candidates. Our commercial opportunity could be reduced if our competitors develop and commercialize products that are more effective or demonstrate a more favorable safety profile than any products that we may develop. Our competitors may also successfully complete applicable pre-marketing regulatory requirements for their products more rapidly than us.

Intellectual Property

We are innovators in oncology-related nanotechnology. We rely on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect our intellectual property rights. No single patent or trademark is material to our business as a whole.

We seek to protect and enhance our proprietary technology, product candidates, inventions and improvements that are commercially important to the development of our business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We will also seek to rely on regulatory protection afforded through orphan drug designation, data exclusivity, market exclusivity and patent term extensions where available.

To achieve this objective, we maintain a strategic focus on identifying and licensing key patents that provide protection and serve as an optimal platform to enhance our intellectual property and technology base. Our technology and product candidates are protected by more than 300 issued or pending patents and patent applications in over 19 patent families across the world. We hold key patents and patent applications with respect to the concepts, products and uses of nanoparticles activated by ionizing radiation through NBTXR3 technology and for new applications in nanomedicine. We also own or exclusively license patents and patent applications protecting oncological inventions covering magnetic nanoparticles used in diagnostics and treatment, as well as nanocarriers used in treatment encapsulating photosensitizing agents. Further, we co-own a patent family with the French National Center for Scientific Research concerning a method for monitoring the release of active molecules by liposomes.

Summarized below are our material patents and patent applications in our own name:

Technology	Number of Patent Families	Expiration Years for Each Patent Family*	Countries in which Patents are Issued
NanoXray technology(1)	10	2025-2031	France, Australia, Canada, China, Eurasia (5 countries), Europe (35 countries), Israel, India, Japan, South Korea, Mexico, United States, South Africa, Hong Kong, **
2029-2031
Australia, Canada, China, Algeria, Eurasia (9 countries), Europe (34 countries), Indonesia, Israel, Japan, South Korea, Morocco, Mexico, New Zealand, United States, South Africa, Macau, Hong Kong, Singapore, **

		2030	Australia, Canada, China, Eurasia (4 countries), Europe (36 countries), Indonesia, Israel, India, Japan, South Korea, Morocco, Mexico, New Zealand, United States, South Africa, Hong Kong, **
		2032-2035	China, Europe (19 countries), Japan, United States, **
		2032	Australia, China, Russia, Europe, Indonesia, Israel, Japan, Morocco, Mexico, New Zealand, Singapore, Ukraine, South Africa
		2034	Australia, China, Israel, Ukraine, United States, South Africa, **
		2034	**
		2034	Singapore, South Africa, **
		2034	**
		2036	**
Other technologies/candidates	8	2034	Japan, Ukraine, Singapore, South Africa, **
		2035	**
		2035	**
		2035	**
		2035	**
		2037	**
		2037	**
		2037	**
*	This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe and other countries. Expiration dates for U.S. patents not yet granted may be subject to patent term adjustment.
**	Patent application pending.
(1)	The NanoXray pipeline is composed of three products based on the same hafnium oxide core. The goal of our products is to help patients receiving radiotherapy by magnifying the effect of radiotherapy within tumor cells, without increasing the dose to surrounding healthy tissues. The three products differ in the composition of the nanoparticle coating or formulation, which have been developed for three different modes of administration to cover most of the oncology applications. The most advanced product in the NanoXray portfolio is NBTXR3. The NanoXray technology covers, among others, these three products.

Summarized below are our material patents and patent applications in co-ownership:

Technology	Number of Patent Families	Expiration Years for Each Patent Family*	Countries in which Patents are Issued
Other technologies/candidates	1	2032	United States
*	This expiration year does not take into account supplementary patent protection that could be obtained for some of our patents in the United States, Europe and other countries.

In addition to patent protection, we have trademark protection in many countries for our “Nanobiotix” name and Nanobiotix logo. We own over 300 trademark registrations and applications related to our products, product candidates, processes and technology worldwide. We anticipate we will apply for additional patents and trademark registrations in the future as we develop new products, product candidates, processes and technologies.

We also rely on trade secrets to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technologies, in part, through confidentiality agreements with our employees, consultants, scientific advisors, contractors and others with access to our proprietary information to execute confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.

Government Regulation, Product Approval and Certification

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. NBTXR3 and any other candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and must complete the conformity assessment procedure with the Notified Body before they may be legally marketed in the EU.

Regulation in the United States

United States Drug Development Process

In the United States, the FDA regulates drugs under the FDCA and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post approval may subject an applicant to administrative or judicial sanctions. FDA sanctions may include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

■	Completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations, including the FDA’s good laboratory practice (“GLP”) regulations;
■	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;
■	Performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including the FDA’s current good clinical practice (“GCP”) regulations to establish the safety and efficacy of the drug candidate for its proposed indication;
■	Submission to the FDA of a new drug application (“NDA”) for a new drug product;
■	A determination by the FDA within 60 days of its receipt of an NDA to accept the submitted NDA for filing and thereafter begin a substantive review of the application;
■	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s cGMP regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
■	Potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and
■	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Before testing any compounds with potential therapeutic value in humans, the drug candidate goes through a preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The data sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocols for human studies. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period or issues an earlier notice that the clinical trial may proceed. In the case of a clinical hold, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose a clinical hold on a drug candidate at any time before or during clinical trials due to safety concerns or noncompliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that cause us or FDA to suspend or terminate such trial.

Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board (“IRB”), at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

■	Phase I. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
■	Phase II. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.
■	Phase III. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase III clinical trials are required by the FDA for approval of an NDA. Phase III clinical trials usually involve several hundred to several thousand participants.

Post-approval studies, or Phase IV clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase IV studies.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase I, Phase II and Phase III clinical trials may fail to be completed successfully within any specified period, if at all. The FDA, the IRB or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must include developed methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Process

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The application must include negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act (“PREA”), an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews the completeness of each NDA submitted before accepting it for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing or refusing to file within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and 6 months from the 60-day filing date for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

The FDA reviews each NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements.

After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase III clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases, patient populations and dosages, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase IV testing which involves clinical trials designed to further assess a drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy (“REMS”) is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS, and the FDA will not approve the NDA without an approved REMS. Depending on FDA’s evaluation of a drug’s risks, a REMS may include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution requirements, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities, and requirements for promotional activities involving the Internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require Phase IV testing and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a REMS. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Coverage and Reimbursement

A pharmaceutical manufacturer’s ability to commercialize any approved drug product successfully depends in part on the extent to which coverage and adequate reimbursement for such drug product and related treatments will be available from third-party payors, including government health administration authorities, private health insurers, health maintenance organizations and other organizations. Third-party payors determine which drug products and treatments they will cover and establish reimbursement levels. Assuming coverage is obtained for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use a drug product, or agree to treatment using a drug product, unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of the drug product and associated treatment. Therefore, coverage and adequate reimbursement is critical to new drug product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for drug products and related treatments. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that requires pharmaceutical manufacturers to provide scientific and clinical support for the use of its drug products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Healthcare Laws

Healthcare providers, physicians and others will play a primary role in the recommendation, and the incorporation into treatment regimes, of drug products, if approved. A pharmaceutical manufacturer’s business operations in the United States and its arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients expose it to broadly applicable federal and state fraud and abuse and other healthcare laws. These laws may impact, among other things, research, proposed sales, marketing and education programs for product candidates that obtain marketing approval. Restrictions under applicable U.S. federal and state and foreign healthcare laws and regulations include, but are not limited to, the following:

■	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;
■	U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which can be enforced by individuals through civil whistleblower or qui tam actions, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
■	HIPAA, which created additional federal criminal statutes which prohibit, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;
■	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, which impose certain requirements on covered entities, including certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, individuals and entities that perform functions or activities that involve individually identifiable health information on behalf of covered entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

■	U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and
■	analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require the registration of pharmaceutical sales representatives, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is costly. It is possible that governmental authorities will conclude that business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If a pharmaceutical manufacturer’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, it may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations.

Healthcare Reform

In the United States, the ACA is significantly impacting the provision of, and payment for, healthcare. Various provisions of the ACA were designed to expand Medicaid eligibility, subsidize insurance premiums, provide incentives for businesses to provide healthcare benefits, prohibit denials of coverage due to pre-existing conditions, establish health insurance exchanges, and provide additional support for medical research. With regard to therapeutic products specifically, the ACA, among other things, expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit.

Since its enactment there have been judicial and legislative challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. The BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, the Texas District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. While the Texas District Court Judge, as well as the Trump Administration and CMS, have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, both the Budget Control Act of 2011 and the ATRA have instituted, among other things, mandatory reductions in Medicare payments to certain providers.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On January 31, 2019, the U.S. Department of Health and Human Services, Office of Inspector General, proposed modifications to the U.S. federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

Additionally, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Regulation in the EU

In the EU, health products qualify typically as medicinal products or as medical devices. The pre-market requirements applicable to each of these types of products vary significantly.

The demarcation between the definitions of “medical device” and “medicinal product” can sometimes be blurred, or difficult to draw, for some products referred to as “borderline products.” In order to determine whether a product constitutes a device or a medicinal product, a number of factors must be taken into account, including the claims regarding the function of the product, the mode of action on the human body and the primary intended purpose of the product. Classification decisions are taken at a national level about individual products. Although these decisions are based on a number of principles that are harmonized across the EU, it is possible that these principles are interpreted differently on a case-by-case basis and, as a result, a product may be classified as a medicinal product in one Member State and as a medical device in another. Our product candidate, NBTXR3, is regulated as a medical device in the EU. Should our products be classified as medicinal products, they would be subject to a different regulatory framework, including in particular stringent pre-market authorization requirements that differ significantly from the conformity assessment procedures that are applicable to medical devices.

CE Marking Requirements

As manufacturers of medical devices, in the EU we are required under the EU Medical Devices Directive (Council Directive 93/42/EEC, the “MDD”) to affix a CE marking of conformity (a “CE mark”) to our products in order to sell these products in Member States of the EU. The CE mark is a symbol that demonstrates conformity to certain essential principles of safety and performance mandated in the MDD, which are referred to as the “Essential Requirements.” Subject to exceptions, CE marked products may be sold within the European Economic Area (the “EEA”), which is composed of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein, as well as in other countries that recognize the validity of the CE mark.

Devices in the EU are classified in four different classes (I, IIa, IIb and III) depending on a number of factors that are defined in the MDD. Typically, the highest class (Class III) regroups those devices that are deemed to present the highest risk and are therefore subject to more stringent requirements.

EU Development Process

For Class III devices, such as NBTXR3, and for implantable devices, it is typically necessary to carry out a clinical investigation to demonstrate that the product complies with the applicable Essential Requirements.

Clinical investigations are undertaken to assess the safety and performance of a medical device and to evaluate whether the product is suitable for the purpose(s) and population(s) for which it is intended. Any clinical investigation must follow a proper risk management procedure to avoid undue risks, maintain compliance with all relevant legal and regulatory requirements, be appropriately designed and follow appropriate ethical principles.

Clinical investigations must take into account scientific principles underlying the collection of clinical data and be conducted in accordance with good clinical practices, as outlined in the European harmonized standard EN ISO 14155 and consistent with the Helsinki Declaration adopted by the 18th World Medical Assembly, as last amended. This means that, for example, all research subjects must have provided their prior informed consent for participation in any clinical investigation.

Each clinical investigation must be submitted for consideration, comment, guidance and approval to independent ethics committees and competent national authorities.

The MDD specifically requires that all serious adverse events be recorded and immediately notified to all competent authorities of the EU Member States in which the clinical investigation is being performed. Termination of a clinical investigation must also be notified to such authorities. The MDD further requires that the results of clinical investigations, including a critical evaluation thereof, be documented in a final study report, signed by the authorized person responsible, and included or referenced in the technical documentation of the device.

The conduct of a clinical investigation is also subject to EU Member State national laws. For instance, in France, there are specific rules governing the protection of patients (consent form, insurance, etc.).

Conformity Assessment Procedures

To demonstrate compliance with the Essential Requirements, manufacturers of medical devices must follow a conformity assessment procedure which varies according to the type of medical device and its risk classification. Except for low risk medical devices (most Class I devices), a conformity assessment procedure typically requires the intervention of an independent certification organization accredited to conduct conformity assessments, known as a “Notified Body.” Under the conformity assessment procedure we have elected to follow for our products, our Notified Body will audit and examine the technical file and the quality system applied to the manufacture, design and final inspection of our products. If we successfully complete the applicable procedure, the Notified Body will issue an EC Certificate of Conformity. This certificate entitles a manufacturer to affix the CE mark to its medical devices after having prepared and signed a “EC Declaration of Conformity” indicating that the product meets the Essential Requirements. Such certificate is valid for a maximum of five years, and may be extended on application for a further period of five years. We cannot be certain that our products will successfully complete the mentioned regulatory procedures.

If we modify substantively our devices we may need to broaden, or re-perform, the certification underlying the CE marking of the modified product. The EC Certificate of Conformity can be suspended or withdrawn, e.g., where a Notified Body finds that pertinent requirements of the MDD are not met and the manufacturer has not implemented appropriate corrective measures. The same may be true for any new products that we may develop in the future.

Post-Market Vigilance

Once CE-marked and placed on the EEA market, medical devices are subject to vigilance requirements. In accordance with these requirements, manufacturers must report incidents to the competent authorities and are required to take “Field Safety Corrective Actions” (“FSCAs”) to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the EEA market. Such FSCAs must also be communicated to customers and end users through Field Safety Notices.

The Medical Devices Regulation

New rules have recently been adopted in the EU on medical devices which will have a direct impact on our business in the near future. Specifically, on May 25, 2017, the new Medical Devices Regulation (Regulation (EU) 2017/745, the “MDR”) entered into force, with a three-year transition period. The MDR will progressively replace the MDD and introduce substantial changes to the current regulatory regime applicable to medical devices.

Under the transitional provisions of the MDR, until May 26, 2020, the certification procedures underlying the CE marking of medical devices can be carried out, at the manufacturer’s choice, either in accordance with the MDR or in accordance with the MDD. Should a manufacturer elect to perform certification under the MDD, the related certificates will remain valid until the earlier of: a) the end of the period indicated on the certificate (typically five years, but it could be less); and b) May 27, 2024. The medical devices to which these certificates apply may only be sold in the EEA if they continue to comply with the MDD and provided that no significant changes are brought to these devices’ design or intended purpose. Moreover, the manufacturers of those devices that are certified under the MDD will have to comply with a number of requirements of the MDR, e.g., those relating to post-market surveillance and vigilance, and they will be able to sell such devices only up until May 27, 2025 at the latest. After that date, all devices sold in the EEA will have to be fully compliant with the MDR.

Under the MDR, all devices incorporating or consisting of nanomaterials will be classified as Class III if they present a high or medium potential for internal exposure. The MDR introduces higher clinical data requirements for such Class III devices. In particular, manufacturers will be required to conduct new clinical investigations in case they do not have “sufficient” clinical data to support the safety, performance and clinical benefit claims of their devices. We cannot guarantee that our ongoing trials for our product candidates, including our lead product candidate NBTXR3, will be considered as “sufficient” under the MDR.

The MDR also introduces increased scrutiny of conformity assessments by Notified Bodies for implantable Class III devices. For such devices, the MDR requires that relevant European Commission expert panels scrutinize, as part of the conformity assessment procedure, the clinical assessment of the concerned Notified Body. Such devices will be further subject to a mechanism allowing competent authorities of the EEA and the European Commission Medical Device Coordination Group to scrutinize the documentation submitted by the manufacturer as well as the documentation produced by the Notified Body and the relevant expert panels, in the context of the applicable conformity assessment procedure.

In addition, under the MDR, manufacturers of Class III devices will be subject to a new annual safety reporting requirement called the Periodic Safety Update Report, aimed at capturing the analyses of the post-market surveillance data gathered, including data from their Post-Market Clinical Follow-Up.

The amount of guidance available on these new requirements is currently very limited and the European Commission is set to adopt a number of delegated and implementing acts to further specify applicable requirements and obligations under the MDR. We are in the process of assessing the impact of this new Regulation on our business, but will be able to complete such assessment only once these guidance and acts are formally adopted. Due to these new regulatory requirements, conformity assessment procedures in the EU may experience delays.

Pricing and Reimbursement

Sales of our products in the EEA will be largely influenced by the outcome of our pricing and reimbursement negotiations with the national authorities of each of the EEA Member States, such as government social security funds. These third-party payors are increasingly limiting coverage and reimbursement for medical products and services. In addition, EEA governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution with cheaper products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our products or a negative outcome of our reimbursement negotiations could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

Marketing, Advertising and Transparency

In the EU, the marketing and advertising of medical devices is subject to both legal and self-regulatory rules that prohibit (i) the promotion of such products for uses that were not assessed as part of the conformity assessment underlying the products’ CE marking and (ii) the promotion of non-CE marked medical devices. Specific rules also prohibit misleading and unfair advertising of medical devices. The advertising of medical devices is also subject to EU Member State national laws, which may further restrict or prohibit the advertising of our products. Moreover, any interactions between medical device manufacturers and healthcare professionals - including in particular any transfers of value - are strictly regulated throughout the EU with a view to ensuring that (a) such interactions cannot be misused to influence purchasing decisions through undue or improper advantages - which interactions are prohibited throughout the EU - and (b) to ensure that such interactions are not contingent upon sales transactions or use or recommendation of any specific products.

Finally, increasing transparency requirements are mandated under national legislation and/or self-regulatory codes of conduct. Under these requirements, manufacturers of health products are required to publicly disclose any transfers of value (whether in kind or in cash) they provide to, e.g., healthcare professionals and healthcare organizations.

As a result of the above requirements, manufacturers of both medical devices and drugs are subject to increased monitoring of their promotional activities. Any breach of the applicable rules can result in serious sanctions, including criminal, civil or administrative sanctions depending on the affected jurisdiction.

Data Protection Rules

The GDPR, as well as EU Member State national legislation, applies to the collection and processing of personal data, including health-related information, by companies located in the EU, or in certain circumstances, by companies located outside of the EU.

These laws impose strict obligations on the processing of personal data, including health-related information, including their collection, use, disclosure and transfer.

Regulation in Asia

In August 2012, we entered into a license and collaboration agreement with PharmaEngine for the development and commercialization of NBTXR3 in multiple countries throughout the Asia-Pacific region. We anticipate that PharmaEngine may seek to develop and commercialize NBTXR3 initially in Taiwan, China and Japan.

Taiwan

In Taiwan, NBTXR3 has been tentatively classified as a drug for regulatory purposes.

Taiwan Drug Development Process

The Taiwan Ministry of Health and Welfare (“MOHW”) administers the public health system in the country. The MOHW delegates oversight of drug and medical device approvals to the Taiwan Food and Drug Administration (“TFDA”) pursuant to the Pharmaceutical Affairs Act. Foreign companies that plan to import or market drug products in Taiwan must receive a prior drug permit license from MOHW. Similar to the regulatory regimes in the United States and the EU, the drug development process in Taiwan involves preclinical tests, clinical trials, manufacturing and post-market monitoring. Each stage is subject to scrutiny by the TFDA. In general, the TFDA follows the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (the “ICH”) guidelines in the new drug review and approval process.

TFDA Review and Approval Process

The regulatory processes in Taiwan are generally similar with those in the United States, and include:

■	Extensive preclinical laboratory tests, preclinical animal studies and formulation studies in accordance with applicable regulations.
■	Submission to the TFDA of an IND, which must be approved by the TFDA before human clinical trials may begin.

—	Human clinical trials in Taiwan typically include:
•	Phase I trials. The new drug product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism and side effects associated with increasing doses. If possible, early evidence of effectiveness of the new drug product is collected as well.
•	Phase II trials. The new drug product is evaluated for its efficacy and proposed indication in a limited patient population, as well as its adverse effects and safety risks.
•	Phase III trials. The new drug product is further evaluated for dosage tolerance, efficacy and safety in an expanded patient population.
■	Submission to the TFDA of an NDA, which generally requires two Phase III trials, unless the NDA otherwise qualifies for exemptions as provided by the TFDA.

In addition to information and data collected from the preclinical and clinical trials of the new drug product, chemistry data and information regarding manufacturing and controls serve as significant considerations during the course of the TFDA review and approval process. Where a new drug product will be manufactured in facilities located in Taiwan, the TFDA has the authority to inspect and assess compliance with the Pharmaceutical Inspection Co-operation Scheme GMP regulations to ensure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity. Further, the TFDA may audit the preclinical and/or clinical trial sites that generated the data in support of the NDA. Finally, the TFDA must review and approve the NDA prior to any commercial marketing or sale of the drug in Taiwan.

People’s Republic of China

In the People’s Republic of China (excluding Hong Kong, Macau and Taiwan), no determination has yet been made as to whether NBTXR3 will be classified as a drug or medical device for regulatory purposes.

Extensive data derived from preclinical laboratory tests and preclinical animal studies meeting the requirements of Chinese law are required to support the granting of approval by the National Medical Product Administration (“NMPA”) for a new drug or medical device product to proceed with clinical trials. If clinical trials sufficiently establish that the product is safe and effective, the NMPA will issue approval for the product to be marketed. Similar to the United States and the EU, the process for obtaining such marketing approval is lengthy, although the Chinese government has recently made efforts to reduce the time required and to streamline the process. After obtaining marketing approval, the marketing approval holder must conduct post-marketing approval studies to closely monitor the use of the product for purposes of reporting its demonstrated safety and efficacy to the NMPA. Further, the marketing approval holder must closely monitor any adverse events or product quality issues, and disclose any such events or issues to the NMPA, as well as potentially to other government agencies and the public.

Japan

In Japan, no determination has yet been made as to whether NBTXR3 will be classified as a drug or medical device for regulatory purposes.

The Ministry of Health, Labour and Welfare (the “MHLW”) regulates drugs and medical devices under the Pharmaceuticals and Medical Devices Act (the “PMD Act”) and its implementing regulations. The MHLW delegates part of the oversight to the Pharmaceuticals and Medical Devices Agency (the “PMDA”), an independent administrative institution. In order to market a drug or a highly-controlled medical device in Japan, marketing authorization must be obtained in advance. Foreign companies that plan to import drugs or medical devices into Japan must be registered with the MHLW through a separate process. The process for obtaining marketing authorization includes preclinical tests, clinical trials and compliance review of the application for marketing authorization by the PMDA. After marketing authorization is obtained, drugs and medical devices are subject to continuing regulations under the PMD Act. For example, a new drug is subject to periodic reexamination by the MHLW and the marketing authorization holder must continue to collect clinical data during such specified reexamination period. In addition, the marketing authorization holder must report to the MHLW when it learns of new information regarding the efficacy and safety of its product, including occurrences of adverse events.

Employees

As of March 1, 2019, we had 107 full-time employees. We consider our labor relations to be positive.

Facilities

Our corporate headquarters is located in Paris, France, where we lease approximately 2,622 square meters of office space. The lease of our Paris headquarters continues through June 30, 2027. In July 2017, we expanded our manufacturing capabilities by leasing approximately 1,195 square meters of space at a new facility located in the Villejuif BioPark, a scientific research and innovation center just outside of Paris, France, with a lease term until June 30, 2026. We may terminate the Villejuif lease early, at our option, beginning in July 2023. We also rent office space in New York, New York and rent office space for Nanobiotix Corp., our wholly owned U.S. subsidiary, in Cambridge, Massachusetts, in each case on a month-to-month basis.

We believe that our existing facilities are adequate for our near-term needs, and we believe that suitable additional or alternative office and manufacturing space will be available as required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Corporate Governance

We have a two-tier corporate governance system consisting of an executive board (Directoire), which is responsible for managing the Company and a supervisory board (Conseil de Surveillance), which oversees the executive board.

Executive Board and Supervisory Board Members

The following table sets forth information regarding our current executive board members and supervisory board members. Unless otherwise stated, the address for supervisory board members and executive board members is 60, rue de Wattignies, 75012 Paris, France.

Name	Age	Position(s)
Executive Board Members:
Dr. Laurent Levy, Ph.D.	47	Chief Executive Officer and Co-founder, Chairman
Mr. Philippe Mauberna	54	Chief Financial Officer
Dr. Elsa Borghi, M.D.	60	Chief Medical Officer
Dr. Bernd Muehlenweg, Ph.D.	47	Chief Business Officer

Supervisory Board Members:
Mr. Laurent Condomine	74	Chairman
Ms. Anne-Marie Graffin	57	Deputy Chairman
Dr. Alain Herrera, M.D.	68	Member
Mr. Enno Spillner	49	Member
Mr. Christophe Douat	56	Observer

Board Structure

We have a two-tier board structure consisting of an executive board and a supervisory board. The roles and functions of each board and the interactions between them are described below.

Executive Board

We are managed by an executive board under the control of a supervisory board. The members of the executive board determine the broad lines of our business activities and ensure their implementation. Without prejudice to the powers expressly vested in the shareholders’ meetings, and insofar as our By-laws allow, the executive board deals with all matters relating to the conduct of our business. The executive board is vested with the broadest powers to act in all circumstances on our behalf, within the limits of our corporate purpose and subject to the powers granted to the shareholders’ meeting and supervisory board.

Our executive board must be composed of between two and seven members. Pursuant to our By-laws, the executive board, in its entirety, is appointed by the supervisory board for a four-year term renewable by the supervisory board. Executive board members may be dismissed at the ordinary general meeting and by the supervisory board. In the case of a vacancy between annual meetings, the supervisory board must within a two-month period appoint a temporary member to fill the vacancy or must change the number of executive board members.

We currently have four members of the executive board. The following table sets forth the names of the members of the executive board, the year of their initial appointment as members of the executive board and the expiration date of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Dr. Laurent Levy, Ph.D.	Chairman	2004	2020
Dr. Elsa Borghi, M.D.	Member	2008	2020
Dr. Bernd Muehlenweg, Ph.D.	Member	2012	2020
Mr. Philippe Mauberna	Member	2013	2020

The following is a brief summary of the business experience of the members of our executive board.

Dr. Laurent Levy, Ph.D. is the co-founder of Nanobiotix and has served as our Chief Executive Officer since March 2003. He was first appointed as Chairman of the executive board of the Company on May 27, 2004. He has extensive experience in sciences and techniques related to nanotechnologies, a field in which he has worked for more than 10 years. His research at the frontier of biotechnology and nanotechnologies has resulted in the development of a number of concrete applications such as NanoXray, which could open a new method for cancer treatment. Prior to joining Nanobiotix, from 2000 to 2003, he served as consultant for Altran Technologies and worked in the development of application of nanotechnologies with companies such as Sanofi S.A., Guerbet S.A., and Rhodia S.A., as well as for early-stage biotechnology companies. He has served as president of the supervisory board of Valbiotis S.A. (Euronext Paris: ALVAL) since March 2017, as a founding member of the Nanomedicine Translation Advisory Board since June 2014 and as vice chairman of the executive board of the European Technology Platform on Nanomedicine since December 2012. He is the author of more than 35 international scientific publications and communications, has applied for several patents and regularly speaks on the topic of using nanoparticles to fight cancer, including at a recent TEDxParis event. He holds a Doctorate in Physical Chemistry, specializing in nanomaterials, from the Pierre and Marie Curie University (Université Paris VI Pierre et Marie Curie) in Paris and from the CEA (Commissariat à l’Énergie Atomique et aux Énergies Alternatives) and a DEA (advanced studies and diplomas) in Physics of condensed matter from the UPVI-ESPCI (Paris), followed by a post-doctoral fellowship at the Institute for Lasers, Photonics and Biophotonics, SUNY (State University of New York), Buffalo, USA.

Mr. Philippe Mauberna has served as our Chief Financial Officer since May 2013 and as an executive board member since August 2013. Mr. Mauberna has also served as owner and director of Impulse Consulting Ltd. since September 2012. Prior to that, he served as general manager of MitryChem from 2011 to 2012, as principal, life sciences at Capgemini Consulting from 2010 to 2011 and in senior financial and operation roles at Astellas Pharma from 2002 to 2008. An expert in management and development of financial and operational projects for the pharmaceutical industry, Mr. Mauberna has been involved in several international projects (UK, Saudi Arabia, South Africa and Indonesia). He has also been heavily involved in financial projects for start-up launches and innovative small and medium-size enterprise development. As a consultant, he has provided strategic change management support for European pharmaceutical companies during their development phases. Mr. Mauberna received his master’s degree in finance, management, administration and economy from University PARIS 2 ASSAS and his specialized master’s in finance, marketing and law from ISG (Institut Supérieur de Gestion), extended by management training from INSEAD, each in Paris.

Dr. Elsa Borghi, M.D. has served as our Chief Medical Officer and as an executive board member since March 2008. Previously, she worked for the Oncology R&D Department of Sanofi S.A. where, from 1996 to 2007, she managed clinical trials throughout the world of major oncology drugs up to their registrations. She started working in the pharmaceutical industry in 1996 in the area of drug safety, primarily in oncology. Since 1999, she has been working on pivotal clinical trials, in particular for the treatment of colon cancer, breast cancer and prostate cancer. Dr. Borghi has also worked on STS, lung cancer and Phase I trials involving chemotherapy, anti-neovascular agents, antisense-approach and targeted therapies. She received her M.D. from the University of Cordoba, Argentina – School of Medicine and obtained the medicine French equivalence in 1994 from the University of Paris V, extended by a specialization in human genetics in 1995. In parallel to her degree in medicine, she also obtained an MSc in Biological Sciences in from the University of Paris VI.

Dr. Bernd Muehlenweg, Ph.D. has served as our Chief Business Officer and as an executive board member since March 2012. Prior to that, from February 2011 to March 2012, he served as our Head of Business Development. He co-founded Panoptes Pharma GmbH in Vienna, Austria in 2013, and has served as the owner of BioPharm Consulting in Schleswig-Holstein, Germany since February 2011. Between October 2013 and October 2015, he served as a Member of the Executive Board of the European Technology on Nanomedicine (ETPN) and chaired their Working Group Business. From April 2001 to January 2011, he served as a director of business development at Wilex AG in Munich, Germany. He holds a doctorate in chemistry from the Technical University of Munich, extended by management training at the St. Gallen Business School. Dr. Muehlenweg is the co-author of more than 17 publications and 2 patents, and is a member of the Pharma Licensing Club of Germany (Pharmalizenzclub).

Supervisory Board

The members of the supervisory board exercise control over the management of the executive board. The supervisory board operates pursuant to a separate charter adopted by its members on March 18, 2019.

Under French law, our supervisory board must be composed of between three and 18 members. Within this range, the number of members is determined by our shareholders. Further, Euronext Paris gender equality rules require that the number of members of each gender not be less than 40%. However, if the board is composed of eight or less members, the number of members of one gender cannot exceed the number of members of the other by more than two. Any appointments made in violation of these limitations are null and void. In addition, payment of fees to any member of the board will be suspended until any such violation is remedied.

Members of our supervisory board are elected, re-elected and may be removed, with or without cause, at a shareholders general meeting with a simple majority vote of our shareholders. Pursuant to our By-laws, the members of our supervisory board are elected for six-year terms. In accordance with French law, our By-laws also provide that any vacancy on our supervisory board resulting from the death or resignation of a member, provided there are at least three members remaining, may be filled by a majority vote of our members then in office provided that there has been no shareholders meeting since such death or resignation. Members chosen or appointed to fill a vacancy are elected by the supervisory board for the remaining duration of the current term of the replaced member. The appointment must then be ratified at the next shareholders general meeting. In the event the supervisory board would be composed of less than three members as a result of a vacancy, the remaining members shall immediately convene a shareholders general meeting to elect one or several new members so there are at least three members serving on the supervisory board, in accordance with French law. In addition, any appointment made in violation of the gender equality rule described above that is not remedied within six months of such appointment, will be null and void.

We currently have four members of the supervisory board. The following table sets forth the names of the members and observer of the supervisory board, the year of their initial appointment as members or observer of the supervisory board and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Mr. Laurent Condomine	Chairman	2011	2023
Ms. Anne-Marie Graffin	Deputy Chairman	2013	2024
Dr. Alain Herrera, M.D.	Member	2013	2024
Mr. Enno Spillner	Member	2014	2020
Mr. Christophe Douat(1)	Observer	2017	2023
(1)	Mr. Christophe Douat previously served as member of the supervisory board from 2011 until 2017. Since 2017, Mr. Christophe Douat has served as an observer and is entitled to attend all meetings of the supervisory board in a non-voting capacity.

The following is a brief summary of the business experience of the members and observer of our supervisory board.

Mr. Laurent Condomine has served as Chairman of our supervisory board since June 2011. After working as a consultant for ADL, Mr. Condomine joined ICI-Pharma (France) in 1973, where he held several positions, including Chief Financial Officer and Commercial Director, before being promoted to Chairman and Chief Executive in 1984. In 1992 he became Vice-President of Business Development of ICI PLC, at the company’s head office in London. In 1993 he was involved in ICI’s de-merger, creating Zeneca PLC, where he held a similar position. In 1998 he played a key role in the merger with Astra, creating AstraZeneca PLC, where he held the position of VP of Business Development, until 2008. He has a master’s degree in Economics, is an HEC graduate and has an MBA from INSEAD.

Ms. Anne-Marie Graffin has served as a supervisory board member since 2013, as chairman of the appointments and compensation committee since 2017 and as Deputy Chairman of the supervisory board since July 2017. She has over 20 years of experience in life sciences and pharmaceutical companies. She has served as a non-executive board member of Valneva SE (Nantes, FR – Vienna, AT) since 2013 and of Sartorius Stedim Biotech SA (Aubagne, FR – Goëttingen, Ger) since 2015. After a varied career of over 20 years in the pharmaceutical industry, Ms. Graffin has expertise in both developing market access strategies and driving biotechnology companies’ growth. She has been a consultant to the pharmaceutical industry since 2011, developing many initiatives within the innovation and startups fields, connecting biotech and medtech startups with major EU venture capital firms and investors. Previously, she was a vice president at Sanofi Pasteur MSD, a European leader in the vaccine field, and acted as a member of the Executive Committee. Prior to working at Sanofi Pasteur MSD, she worked for five years at ROC as international brand manager. Ms. Graffin graduated from ESSEC Business School Paris.

Dr. Alain Herrera, M.D. has served as a supervisory board member since 2013. Dr. Herrera has more than 25 years of experience in the pharmaceutical industry with a strong focus in oncology drug development and marketing. Dr. Herrera currently works at Alain Oncologie Consulting, an oncology consultancy company he started. In addition, Dr. Herrera currently serves as Head of Corporate Development, Managing Director of PharmaEngine Europe Sarl. Previously, Dr. Herrera served as head of the Oncology business at Sanofi-Aventis for 10 years. He also served as Vice President for the Global Oncology Business Strategy and Development from 2007-2008 and Head of the Global Oncology Franchise from 1998-2007. While at Sanofi-Aventis, he contributed to the worldwide registration of Oxaliplatin (Eloxatin®) and Rasburicase (Fasturtec®/Elitek®), as well as the Gastric and Head & Neck indications for Docetaxel (Taxotere®). Prior to Sanofi-Aventis, he served as Chairman of Chiron Therapeutics Europe, Managing Director at Pierre Fabre Oncology Laboratories and Head of the Oncology Platform at Roger Bellon (Rhône Poulenc). Dr. Herrera has also served as a Hematologist Consultant at Antoine Beclere Hospital since 1991.

Mr. Enno Spillner has served as a supervisory board member and chairman of the audit committee since 2014. He has 20 years of experience in the life science industry and currently serves as Chief Financial Officer and Member of the Management Board at German biotech company Evotec AG. From April 2013 until June 2016, he served as Chairman of the Management Board, Chief Executive Officer and Chief Financial Officer of 4SC AG. From September 2005 to March 2013 he acted as CFO of 4SC AG. Mr. Spillner started his life science industry career as Head of Finance and Managing Partner of the Munich-based biotech venture fund, BioM AG. He was also Managing Director of two portfolio companies, ACTIPAC Biosystems GmbH and Munich innovative Biomaterials GmbH. Prior to moving into the life science field, he was engaged in the media and marketing industry. Mr. Spillner earned his Dipl.-Kaufmann degree (Masters in Business) at the University of Bamberg, Germany.

Mr. Christophe Douat serves as a supervisory board observer and is entitled, in this capacity, to attend all meetings of the supervisory board. Mr. Douat previously served as member of the supervisory board from 2011 until 2017 and from 2006 to 2009 when he was the lead investor. He is currently CEO of Medincell (MEDCL, Euronext), a pharmaceutical company that specializes in drug delivery technologies. Mr. Douat worked at the venture capital company Matignon Investissement & Gestion from 2001 to 2009, where he invested in a broad range of companies, and cofounded Matignon Technologies II, one of Europe’s largest funds specialized in medtech. Mr. Douat is also an alumnus of the Boston Consulting Group. He graduated from École des Mines de Paris, an engineering French “Grande Ecole” and holds an MS (US) and an MBA (Canada).

Family Relationships

There are no family relationships among any of our executive board members or supervisory board members.

Supervisory Board Member Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent members on our supervisory board, except with respect to our audit committee, for which Nasdaq listing requirements permit specified phase-in compliance schedules. Our supervisory board has undertaken a review of the independence of its members and considered whether any member has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each supervisory board member concerning such member’s background, employment and affiliations, including family relationships, our supervisory board determined that all of its members, except for Dr. Alain Herrera, qualify as “independent directors” as defined under applicable rules of Nasdaq and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our supervisory board considered the current and prior relationships that each member has and has had with our company and all other facts and circumstances that our supervisory board deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each member and his or her affiliate entities, if any.

Furthermore, the MiddleNext Code sets out the following five criteria to be used to evaluate the independence of supervisory board members, which are characterized by the absence of any significant financial, contractual or family relationship likely to affect a member’s independence of judgment. Each supervisory board member:

■	must not be a salaried employee or corporate officer of us or any of our affiliates and must not have held such a position within the last five years;
■	must not be in a significant business relationship with us or any of our affiliates (e.g., client, supplier, competitor, provider, creditor, banker, etc.) within the last two years;
■	must not be a reference shareholder or hold a significant number of voting rights;
■	must not have close relationships or family ties with any of our corporate officers or reference shareholders; and
■	must not have been our auditor within the last six years.

Based on the above criteria, our supervisory board has determined that all of its members are independent under the independence criteria of the MiddleNext Code. However, after considering the relationships that each member has with us and all other facts and circumstances the supervisory board deemed relevant in determining each member’s independence, including the number of ordinary shares beneficially owned by the member and his or her affiliated entities, if any, our supervisory board determined that Dr. Alain Herrera is not an independent member of our supervisory board.

Role of the Supervisory Board in Risk Oversight

Our supervisory board is responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our supervisory board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. Additionally, the audit committee reviews and discusses with management all reports regarding our enterprise risk management activities, including management’s assessment of our major risk exposures and the steps taken to monitor and manage those exposures.

While our supervisory board oversees our risk management, our executive board is responsible for our day-to-day risk management processes. Our supervisory board expects our executive board to consider risk and risk management in each business decision and to proactively develop and monitor risk management strategies and processes for day-to-day activities. We believe this division of responsibility is the most effective approach for addressing the risks we face.

Corporate Governance Practices

As a French société anonyme listed on Euronext Paris, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq listing standards permit foreign private issuers to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from the Nasdaq corporate governance listing standards. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practices in the future.

Even as a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of the auditor’s duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by board members or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and the appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.

Further, Nasdaq rules require that director nominees be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors or by a nominating and corporate governance committee comprised solely of independent directors.

Supervisory Board Committees

In September 2010, the supervisory board established an audit committee and compensation committee, each of which operates pursuant to a separate charter adopted by the respective members of each committee on April 11, 2012 and then approved by our supervisory board. On February 28, 2019, the supervisory board revised the mission of our compensation committee, amended its charter and restated its name as the “appointments and compensation committee.” The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act and the Nasdaq Global Market, as well as the rules and regulations of the SEC.

In accordance with French law, committees of our supervisory board will only have an advisory role and can only make recommendations to our supervisory board. As a result, decisions are made by our supervisory board, taking into account non-binding recommendations of the relevant board committee.

Audit Committee

Our audit committee monitors the questions relating to the processing and control of the accounting and financing information. To this end, it ensures the quality of our internal controls and the reliability of information provided to shareholders and financial markets.

The duties specifically assigned to the audit committee by our supervisory board include, but are not limited to:

■	monitoring the financial reporting process;
■	monitoring the effectiveness of internal control and risk management systems;
■	monitoring the legal audit of the annual and consolidated accounts of the statutory auditors;
■	making recommendations regarding the selection of our statutory auditors to be appointed by our shareholders, determining their compensation and ensuring their independence;
■	examining the use of derivatives;
■	reviewing the report on significant litigation;
■	examining our procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and
■	generally advising the supervisory board and making recommendations with respect to all of the areas above.

The audit committee may meet or consult with any member of our executive board and may conduct internal or external due diligence reviews with respect to any matter that may be relevant to the performance of its duties, so long as our supervisory board and the chairman of our executive board are informed in advance. In particular, our audit committee has the right to interview the persons involved in the preparation or control of our financial statements, including our Chief Financial Officer and those persons in charge of our financial department.

Our audit committee shall, if possible, be comprised of at least two members from and appointed by the supervisory board, after consultation with our appointments and compensation committee and, if possible, at least two members shall be independent in accordance with the criteria established by the MiddleNext Code. At least one independent member shall have specific financial and accounting skills.

Currently, our audit committee is comprised of two members: Mr. Enno Spillner (chairman) and Mr. Laurent Condomine, and one observer, Mr. Christophe Douat, who attends in a non-voting capacity. Our supervisory board has determined that Mr. Spillner is an “audit committee financial expert,” as defined by SEC rules and regulations.

Our audit committee met seven times in 2018.

Appointments and Compensation Committee

Our appointments and compensation committee provides recommendations and proposals to our executive and supervisory board members on the composition and compensation policies of our executive and supervisory boards, and also prepares any related reports to be provided by us.

The principal duties and responsibilities of our appointments and compensation committee include, but are not limited to:

■	making recommendations on the composition of the executive and supervisory boards and the supervisory board’s committees;
■	annually submitting to our supervisory board a list of its members who may qualify as independent members based on the criteria set forth in the MiddleNext Code;
■	establishing a succession plan for our executive officers and assisting our supervisory board in the selection and evaluation of executive and supervisory board members;
■	preparing the list of persons who may be recommended for appointment as a member of either the executive or the supervisory board;
■	preparing the list of supervisory board members who may be recommended for appointment as a committee member;
■	reviewing the main objectives recommended by management regarding the compensation granted to the non-executive officers of the Company, including under free share and stock option plans;
■	reviewing compensation, pension and insurance plans, benefits in kind and other various pecuniary rights of non-executive officers, including under free share and stock option plans;
■	making recommendations to our supervisory board regarding:
–	the compensation, pension and insurance plans, benefits in kind and other various pecuniary rights, including termination, of the members of the executive board. The committee makes recommendations on the amount and structure of executive board member compensation and, notably, variable compensation, taking into account strategy, objectives, outcomes, and general market practice, and
–	the free share and stock option plans, as well as any similar equity incentive instrument and in particular, the allocation to members of the executive board,
■	examining the amount of fees (jetons de presence) and the system for distributing such fees among the members of the supervisory board, as well as the conditions for reimbursing any expenses incurred by the members of the supervisory board;
■	preparing and presenting the reports provided for in the supervisory board charter (règlement intérieur);
■	making any other recommendation that might be requested by our supervisory board regarding compensation; and
■	generally advising the supervisory board and making recommendations with respect to all of the areas above.

Our appointments and compensation committee shall, if possible, be comprised of at least three members from and appointed by the supervisory board. Currently, our appointments and compensation committee is comprised of three members: Ms. Anne-Marie Graffin (chairman), Dr. Alain Herrera and Mr. Laurent Condomine.

This committee was, from 2010 to 2019, solely a compensation committee whose principal duties and responsibilities concerned solely compensation matters. Our appointments and compensation committee, in its previous form, met five times in 2018.

Code of Business Conduct and Ethics

In connection with the offering, we will adopt a Code of Business Conduct and Ethics (“Code of Conduct”) that is applicable to all of our employees, executive board members and supervisory board members. Following the completion of the offering, the Code of Conduct will be available on our website at www.nanobiotix.com. Our supervisory board will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive board members and supervisory board members. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Supervisory Board and Executive Board Members

The aggregate compensation paid and benefits in kind granted by us to our current executive board members and supervisory board members, including share-based compensation, for the year ended December 31, 2018 was €4,012,535.

Following the entry into force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the payment of any variable or exceptional compensation attributed for a financial year to any member of the supervisory or executive board is subject to approval at the next ordinary general meeting. All such payments of variable or exceptional compensation detailed below will be subject to approval at the ordinary and extraordinary shareholder meeting to be held on April 11, 2019.

Executive Board Compensation

The following table sets forth information regarding the compensation earned by our executive board members for service on our executive board during the year ended December 31, 2018.

Name	Fixed compensation (€)		Bonus (€)		Free Shares (€)		All other compensation (€)		Total (€)
Dr. Laurent Levy	300,000	(1)	147,120	(4)	962,550	(5)	17,410	(9)	1,427,080
Dr. Elsa Borghi	240,000	(2)	110,820	(4)	372,600	(6)	—		723,420
Dr. Bernd Muehlenweg	200,000	(3)	93,750	(4)	546,975	(7)	—		840,725
Mr. Philippe Mauberna	220,000	(2)	108,405	(4)	621,000	(8)	—		949,405
(1)	Compensation earned for his corporate office (Chairman of the executive board) that was fixed by the supervisory board.
(2)	Compensation earned under an employment agreement.
(3)	Compensation earned for his corporate office (member of the executive board) that was fixed by the supervisory board.
(4)	Reflects compensation earned for the achievement of specified individual, as well as company-wide, performance criteria (together, the “strategic goals”). The executive board proposes the strategic goals annually, which are reviewed by the compensation committee and ultimately approved by the supervisory board. For example, in 2018, one of the strategic goals was to engage in capital raising efforts sufficient to fund our operations through the end of 2019. For the year ended December 31, 2018, 50% of such compensation was subject to the company achieving its specified performance criteria, 30% was subject to the executive board member achieving his or her specified performance criteria, and the remaining 20% balance was subject to achievement of the “work together” (i.e., the ability of the respective executive board member to work with others in exemplification of the company’s core values, including trust, integrity and accountability).
(5)	Reflects the valuation of 77,500 free shares granted during the year ended December 31, 2018.
(6)	Reflects the valuation of 30,000 free shares granted during the year ended December 31, 2018.
(7)	Reflects the valuation of 42,500 free shares granted during the year ended December 31, 2018.
(8)	Reflects the valuation of 50,000 free shares granted during the year ended December 31, 2018.
(9)	Reflects the value of premiums paid for an unemployment insurance policy with the Garantie Sociale des Chefs et Dirigeants d’Entreprise.

Supervisory Board Compensation

The supervisory board meeting held on January 23, 2019 decided the allocation of the fees (jetons de présence) among the members of the supervisory board for the year ended December 31, 2018.

The aggregate amount of fees (jetons de présence) is determined at the shareholders’ annual ordinary general meeting. The supervisory board then divides all or part of the aggregate amount of fees among some or all of its members (at the supervisory board’s discretion). In addition, the supervisory board may grant exceptional compensation (rémunérations exceptionnelles) to members on a case-by-case basis for special and temporary assignments. The supervisory board may also authorize the reimbursement of reasonable travel and accommodation expenses as well as other expenses incurred by its members.

Our supervisory board members are currently entitled to the following minimum annual compensation for serving on the supervisory board and each committee of the supervisory board, it being specified that such compensation shall not exceed €70,000 in the aggregate:

■	Fees for the chairman of the supervisory board: €15,000;
■	Fees for the members of the supervisory board: €7,500;
■	Fees for the chairperson of the appointments and compensation committee: €1,500 (additional); and
■	Fees for the chairperson of the audit committee: €2,500 (additional).

Each supervisory board member must attend 80% of all meetings of the supervisory board and committees of the supervisory board, as applicable, over the course of the year in order to receive this compensation.

The following table sets forth information regarding the compensation earned by our supervisory board members for service on our supervisory board during the year ended December 31, 2018.

Name	Fees earned (€)	Equity Incentives (€)		Total (€)
Mr. Laurent Condomine	21,429	1,325	(1)	22,754
Ms. Anne-Marie Graffin	12,857	—	(2)	12,857
Dr. Alain Herrera	10,714	—	(3)	10,714
Mr. Enno Spillner	14,286	—	(4)	14,286
Mr. Christophe Douat	10,714	580	(5)	11,294
(1)	Reflects the valuation of 5,300 warrants (BSA) granted during the year ended December 31, 2018.
(2)	Reflects the valuation of 2,900 warrants (BSA) granted during the year ended December 31, 2018.
(3)	Reflects the valuation of 2,900 warrants (BSA) granted during the year ended December 31, 2018.
(4)	Reflects the valuation of 4,000 warrants (BSA) granted during the year ended December 31, 2018.
(5)	Reflects the valuation of 2,900 warrants (BSA) granted during the year ended December 31, 2018.

Unemployment Insurance

We purchased officer unemployment insurance (assurance perte d’emploi des dirigeants – GSC) for our Chief Executive Officer, Dr. Laurent Levy, for each of the 2016, 2017, and 2018 fiscal years, at an annual cost of €16,921, €17,189 and €17,410, respectively.

Severance Pay

On May 27, 2004 and July 2, 2013, our supervisory board approved terms for severance pay to be awarded to two members of our executive board, Dr. Levy and our Chief Business Officer, Dr. Bernd Muehlenweg. The terms provide that each of Dr. Levy and Dr. Muehlenweg are entitled to severance pay in either of the following circumstances:

(i)	dismissal or non-renewal of executive board membership for any reason other than gross negligence or willful misconduct (“faute lourde,” as defined under French case law); or
(ii)	resignation within six months following a change of control (within the meaning of Article L. 233-3 of the French Commercial Code) due to a significant reduction in duties and responsibilities or compensation (including fixed compensation, benefits in kind, variable compensation or severance pay) or transfer of workplace to another country, in each case, without consent.

In such circumstance, as applicable, Dr. Levy is entitled to severance pay in an amount not to exceed the annual gross compensation (fixed and variable) he received during the year preceding departure, and Dr. Muehlenweg is entitled to the total amount of unemployment benefits he would have been entitled to receive under the French unemployment insurance scheme, not to exceed the annual gross compensation (ﬁxed and variable) he received during the year preceding departure.

The payment of severance is subject to calculation of the “average achievement rate,” which is based on specified performance objectives and is used to calculate the variable compensation received by the payee during the three years preceding departure. If the average achievement rate is less than 50%, no severance is payable, and if the average achievement rate falls between 50% and 100%, severance is payable in full. Any such payment shall include legal indemnities, but exclude compensation due under any non-compete arrangements, subject to certain limitations.

However, the severance to be paid, together with compensation under any non-compete arrangements that is separately due, may not exceed twice the annual gross compensation received by the payee during the year of resignation, dismissal or non-renewal of executive board membership.

For the avoidance of doubt, no severance payment will be payable if, following resignation, dismissal or non-renewal of executive board membership, either person remains an employee and his duties, responsibilities or compensation have not been reduced nor has he been required to transfer his workplace to another country, in each case, without consent.

Employment Agreements with Elsa Borghi, M.D. and Philippe Mauberna

On December 3, 2007 and May 23, 2013 we entered into employment agreements with two members of our executive board, our Chief Medical Officer, Dr. Borghi and our Chief Financial Officer, Mr. Mauberna, respectively. Under the employment agreements, Dr. Borghi and Mr. Mauberna are entitled for 2018 to an annual base salary of €240,000 and €220,000, respectively, and variable compensation in an amount up to 50% of the annual base salary, depending on the achievement of specified performance objectives. Both agreements provide for a 12-month non-compete period following the termination of employment. Dr. Borghi and Mr. Mauberna are entitled to monthly compensation during the non-compete period, if applicable, of           of the average gross remuneration received during the three months prior to departure, in the case of Dr. Borghi, and 30% of gross salary received during the last month prior to departure, excluding any variable compensation, in the case of Mr. Mauberna. Further, the agreements provide for an exclusivity undertaking during the term of the agreement, and a confidentiality undertaking for the term of the agreement, and in the case of Dr. Borghi, five years thereafter, and in the case of Mr. Mauberna, 10 years thereafter. Under Dr. Borghi’s agreement, we are granted all rights, titles and interests related to inventions created through the course of her employment, and Dr. Borghi is entitled to specific gross remuneration for each new patent application or the grant of a new patent where she is identified as the inventor.

Limitations on Liability and Indemnification Matters

Under French law, provisions in the By-laws that limit the liability of directors and officers are ineffective. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance. Such rules apply to executive and supervisory board members.

We expect to maintain customary liability insurance coverage for our supervisory board members and executive board members, including insurance against liability under the Securities Act, and we intend to enter into agreements with our supervisory board members and executive board members to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified supervisory board members and executive board members.

These contractual indemnification agreements may discourage shareholders from bringing a lawsuit against our supervisory board and executive board members for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against supervisory board and executive board members, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against supervisory board members and executive board members pursuant to these insurance agreements.

Equity Incentives

We believe that our ability to grant incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees and promote the success of our business. Due to French corporate law and tax considerations, we have historically granted (and may continue to grant in the future) the following equity incentive instruments to our supervisory board members, executive board members, executive officers, employees and other service providers:

■	founders’ warrants (bons de souscription de parts de créateur d’entreprise or BSPCE), granted only to employees and members of our executive board. We can no longer issue these instruments;

■	warrants (bons de souscription d’actions or BSA), granted only to non-employee supervisory board members and other service providers not eligible for either founders’ warrants or stock options;
■	restricted stock units (actions gratuites or free shares or RSUs), generally granted to our employees and corporate officers (including members of the executive board) and the employees and corporate officers of our subsidiaries; and
■	stock options (options de souscription et/ou d’achat d’actions), generally granted to the employees of our subsidiaries.

Our executive board’s authority to grant these equity incentive instruments and the aggregate amount authorized to be granted under these instruments must be approved by a two-thirds majority of the votes held by our shareholders present, represented or voting by authorized means, at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our executive board can, with the prior approval of the supervisory board, grant warrants (BSA) for up to 18 months, and free shares (the French equivalent of restricted stock units) and stock options for up to 38 months, in each case from the date of the applicable shareholders’ approval. The authority of our executive board to grant equity incentives may be extended or increased only at extraordinary shareholders’ meetings. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting. However, notwithstanding any shareholder authorization, under applicable law we are no longer eligible to issue founders’ warrants (BSPCE).

As of March 1, 2019, founders’ warrants, warrants, employee stock options and free shares were outstanding allowing for the issuance or purchase of an aggregate of 3,163,576 ordinary shares (assuming that such instruments’ vesting conditions are met) at a weighted average exercise price, if any, of €9.23 per ordinary share based on the exchange rate in effect as of such date.

Founders’ Warrants (BSPCE)

Founders’ warrants are granted only to our employees who are French tax residents, as they provide favorable tax and social security treatment for French tax residents. Founders’ warrants may also be granted to our corporate officers having an employee tax status at the time the founders’ warrants are granted. Similar to stock options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our executive board and at least equal to the fair market value of an ordinary share on the date of grant.

Administration

Our shareholders, or pursuant to delegations granted by our shareholders, our executive board, determine, with prior approval of the supervisory board, the recipients of the founders’ warrants, the grant dates, the number and exercise price of the founders’ warrants to be granted, the number of shares issuable upon exercise of the founders’ warrants and certain other terms and conditions of the founders’ warrants, including the period of their exercisability and their vesting schedule. However, notwithstanding any shareholder authorization, under applicable law, we are no longer eligible to issue any further founders’ warrants.

There is no legal limitation to the size of the founders’ warrant pool.

Founders’ warrants are not transferable and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the founders’ warrant holder, only by the employee warrant holder.

Founders’ warrants may only be issued by growth companies meeting certain criteria, which we no longer meet. Thus, we can no longer issue founders’ warrants.

Term

The term of each founders’ warrant is 10 years from the date of grant or, unless otherwise decided by our supervisory and executive boards, six months from (i) the death or disability of the holder or (ii) the termination of the holder from employment with us or any of our affiliates during such 10-year period.

Exceptions:

■	the term of the founders’ warrants granted on May 4, 2012 is seven years from the date of grant; and

■	neither the founders’ warrants granted on May 4, 2012, nor those granted on April 28, 2013, are subject to continuous employment.

Change in Control

The terms of the founders’ warrants usually provide that, unless otherwise decided by our supervisory and executive boards, in the event of a merger into another corporation or of the sale by one or several shareholders, acting alone or in concert, of our Company to one or several third parties of a number of shares resulting in a change of control (a “Liquidity Event”), the right of holders to exercise outstanding founders’ warrants will be accelerated so that all of such shares may be exercised with effect immediately prior to the completion of the relevant Liquidity Event. Any founders’ warrant not exercised for any reason on or prior to the date of completion of the relevant Liquidity Event will automatically lapse.

Exceptions:

■	for founders’ warrants granted on May 4, 2012, the shareholders’ meeting decided to limit Liquidity Events to the filing of a tender offer for our shares and that the number of shares that may be exercised by holders in such event be subject to the price per share offered in the tender offer; and
■	for founders’ warrants granted on April 10, 2013, the executive board decided not to include any right of acceleration of the founders’ warrants in the event of a change in control.

As of March 1, 2019, the following types of founders’ warrants that we have issued are outstanding:

Plan Title	BSPCE2012-1(1)	BSPCE2012-2(2)	BSPCE04-2013(2)	BSPCE08-2013(2)	BSPCE09-2014(2)	BSPCE2015-01(2)	BSPCE2015-03(2)	BSPCE2016(3)	BSPCE2017 Ordinary(4)	BSPCE2017(5)
Date of shareholders’ meeting	May 4, 2012	May 4, 2012	May 4, 2012	June 28, 2013	June 18, 2014	June 18, 2014	June 18, 2014	June 25, 2015	June 23, 2016	June 23, 2016
Grant date	May 4, 2012	December 18, 2012	April 10, 2013	August 28, 2013	September 16, 2014	February 10, 2015	June 10, 2015	February 2, 2016	January 7, 2017	January 7, 2017
Total number of BSPCE authorized	N/A	500,000	500,000	500,000	450,000	450,000	450,000	450,000	450,000	450,000
Total number of BSPCE granted	1,800,000	100,000	55,000	50,000	97,200	71,650	53,050	255,650	117,650	80,000
Starting date for the exercise of the BSPCE	May 4, 2012	December 18, 2012	April 10, 2013	August 28, 2013	September 16, 2015	February 10, 2016	June 10, 2016	February 2, 2017	January 7, 2018	January 7, 2017
BSPCE expiry date (6)	April 25, 2019	December 18, 2022	April 10, 2023	August 28, 2023	September 16, 2024	February 10, 2025	June 10, 2025	February 2, 2026	January 7, 2027	January 7, 2017
Exercise price per BSPCE €	6.00	6.63	6.30	5.92	18.68	18.57	20.28	14.46	15.93	15.93
Number of shares subscribed as of March 1, 2019	125,452	0	0	0	0	0	0	333	0	0
Total number of BSPCE lapsed or cancelled as of March 1, 2019	0	0	0	0	5,100	700	13,650	34,600	7,467	0
Total number of BSPCE outstanding as of March 1, 2019	1,674,548	100,000	55,000	50,000	92,100	70,950	39,400	220,717	110,183	80,000
Total number of shares available for subscription as of March 1, 2019	90,000	100,000	55,000	50,000	92,100	70,950	39,400	127,429	73,455	80,000
Maximum number of shares that can be issued	1,674,548	100,000	55,000	50,000	92,100	70,950	39,400	220,717	110,183	80,000
[1]	The exercise of the BSPCE is subject to Nanobiotix’s share price achieving specified thresholds.
[2]	All of the BSPCE can be exercised.

[3]	The BSPCE2016 are divided into 126,400 BSPCE2016-Ordinary and 129,250 BSPCE2016-Performance.

All of the BSPCE2016-Ordinary can be exercised.

The BSPCE2016-Performance may be exercised as from their date of grant, subject to the achievement of the following targets:

•	up to 15% of the BSPCE may be exercised if the number of patients under treatment is at least equal to 200,
•	additional 15% of the BSPCE may be exercised if the number of patients under treatment is at least equal to 300,
•	additional 30% of the BSPCE may be exercised if the number of patients under treatment is at least equal to 400, and
•	the balance, i.e. 40% of the BSPCE, may be exercised if the number of patients under treatment is at least equal to 500.

As of March 1, 2019, 15% of the BSPCE 2016-Performance, i.e., 16,462, can be exercised.

[4]	The BSPCE2017-Ordinary may be exercised as follows:
•	two-thirds of the BSPCE as from January 8, 2019; and
•	the balance, i.e. one third of the BSPCE, as from January 8, 2020.
[5]	All of the BSPCE2017 can be exercised.
[6]	See also “—Founders’ Warrants (BSPCE)—Term” and “—Founders’ Warrants (BSPCE)—Change in Control.”

Warrants (BSA)

Warrants are typically granted by our executive board to third-party service providers and members of the supervisory board not eligible for either founders’ warrants or stock options. Similar to stock options, warrants entitle a holder to exercise the warrants for the underlying vested shares at an exercise price per share determined by our executive board that is meant to reflect the fair market value of an ordinary share on the date of grant. In addition to such exercise price, warrants are subscribed for at a price determined by the executive board that is meant to reflect the fair market value of the applicable warrants on the grant date.

Administration

Our shareholders, or pursuant to delegations granted by our shareholders, our executive board, with the prior approval of the supervisory board, determine the recipients of the warrants, the grant dates, the number and exercise price of the warrants to be granted, the number of shares issuable upon exercise of the warrants and certain other terms and conditions of the warrants, including the period of their exercisability and their vesting schedule.

There is no legal limitation to the size of the warrant pool.

Term

The term of warrants granted before June 25, 2015 as well as the BSA2015-2 (a) and the BSA2018-2 is 10 years from the date of grant.

The term of warrants granted from June 25, 2015 to March 6, 2018 as well as the BSA2015-2 (b) is five years from the date of grant.

In addition, unless otherwise decided by our supervisory and executive boards, the warrants granted on February 2, 2016 and January 7, 2017 must be exercised within six months from (i) the death or disability of the holder or (i) the termination of the holder from employment with us or any of our affiliates during such 10-year period.

Change in Control

The terms of the warrants granted on February 10, 2015, February 2, 2016 and those granted from January 7, 2017 onwards provide that, unless otherwise decided by our supervisory and executive boards, in the event of a Liquidity Event, the right of any holder to exercise outstanding warrants will be accelerated so that all such warrants may be exercised with effect immediately prior to the completion of the relevant Liquidity Event. Any warrant not exercised for any reason on or prior to the date of completion of the relevant Liquidity Event will automatically lapse.

The terms of the warrants granted on June 25, 2015 provide their holder with the right to exercise all of his or her warrants in the event of a change of control (i.e., through a merger, a transfer of shares or assets, an operation on share capital or liquidation).

As of March 1, 2019, the following types of warrants that we have issued are outstanding:

Plan Title	BSA04-2012 (1)	BSA2013 (2)	BSA2014 (3)	BSA2015-1 (4)	BSA2015-2 (a) (5)	BSA2015-2 (b) (6)	BSA2016-01 (7)	BSA2016-02 (8)	BSA2017 (9)	BSA2018 (10)	BSA2018-02 (10)
Date of shareholders’ meeting	May 4, 2012	May 4, 2012	June 18, 2014	June 18, 2014	June 18, 2014	June 25, 2015	June 25, 2015	June 23, 2016	June 23, 2016	June 14, 2017	May 23, 2018
Grant date	May 4, 2012	April 10, 2013	September 16, 2014	February 10, 2015	June 25, 2015	June 25, 2015	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018	July 27, 2018
Total number of BSA authorized	200,000	200,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	116,000	140,000
Total number of BSA granted	52,500	10,000	14,000	26,000	64,000	6,000	36,208	8,000	18,000	28,000	5,820
Starting date for the exercise of the BSA	October 23, 2013	April 30, 2014	September 16, 2014	February 10, 2015	June 25, 2015	June 25, 2015	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018	July 27, 2018
BSA expiry date (12)	May 4, 2022	April 10, 2023	September 16, 2024	February 10, 2025	June 25, 2025	June 25, 2020	February 2, 2021	November 3, 2021	January 7, 2022	March 6, 2023	July 27, 2028
Exercise price per BSA €	6.00	6.37	17.67	17.67	19.54	19.54	13.74	15.01	15.76	13.55	16.102
Number of shares subscribed as of March 1, 2019	22,500	0	0	0	0	0	0	0	0	0	0
Total number of BSA lapsed or cancelled as of March 1, 2019	0	4,000	4,000	5,000	0	0	0	0	0	0	0
Total number of BSA outstanding as of March 1, 2019	30,000	6,000	10,000	21,000	64,000	6,000	36,208	8,000	18,000	28,000	5,820
Total number of shares available for subscription as of March 1, 2019	30,000	6,000	0	0	0	0	2,715	0	0	0	0
Maximum number of shares that can be issued	30,000	6,000	10,000	21,000	64,000	6,000	36,208	8,000	18,000	28,000	5,820
[1]	Each BSA04-2012 gives the right to subscribe to one share of Nanobiotix at the fixed price of €6 (issue premium included) provided that, on the day the BSA is exercised, the relevant beneficiary, when a supervisory board member, has attended at least 75% of the supervisory board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the beneficiary ceases to be part of our group.
[2]	Each BSA2013 gives the right to subscribe to one share of Nanobiotix at the fixed price of €6.37 (issue premium included) provided that, on the day the BSA is exercised, the relevant beneficiary, when a supervisory board member, has attended at least 75% of the supervisory board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the beneficiary ceases to be part of our group.
[3]	Each BSA2014 gives the right to subscribe to one share of Nanobiotix at the fixed price of €17.67 (issue premium included) provided that, on the day the BSA is exercised, (i) the relevant beneficiary, when a supervisory board member, has attended at least 75% of the supervisory board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the beneficiary ceases to be part of our group, and (ii) the market value of a Nanobiotix share shall be at least equal to €40.
[4]	Each BSA2015-1 gives the right to subscribe to one share of Nanobiotix at the fixed price of €17.67 (issue premium included) provided that, on the day the BSA is exercised, (i) the relevant beneficiary, when a supervisory board member, has attended at least 75% of the supervisory board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the beneficiary ceases to be part of our group, and (ii) the market value of a Nanobiotix share shall be at least equal to €40.
[5]	Each BSA2015-2 (a) gives the right to subscribe to one share of Nanobiotix at the fixed price of €19.54 (issue premium included) provided that, on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €50.
[6]	Each BSA2015-2 (b) gives the right to subscribe to one share of Nanobiotix at the fixed price of €19.54 (issue premium included) provided that, on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €50.
[7]	The BSA2016-01 are divided into 18,103 BSA2016-01-Ordinary and 18,105 BSA2016-01-Performance.

Each BSA2016-01-Ordinary gives the right to subscribe to one share of Nanobiotix at the fixed price of €13.74 (issue premium included) provided that, on the day the BSA is exercised, (i) the relevant beneficiary, when a supervisory board member, has attended at least 75% of the supervisory board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the beneficiary ceases to be part of our group, and (ii) the market value of a Nanobiotix share shall be at least equal to €40.

The BSA2016-01-Performance may be exercised, subject to the achievement of the following targets:

•	up to 15% of the BSA may be exercised if the number of patients under treatment is at least equal to 200,
•	additional 15% of the BSA may be exercised if the number of patients under treatment is at least equal to 300,
•	additional 30% of the BSA may be exercised if the number of patients under treatment is at least equal to 400, and
•	additional 40% of the BSA may be exercised if the number of patients under treatment is at least equal to 500.

As of March 1, 2019, 15% of the BSA2016-01-Performance, i.e., 2,715, can be exercised.

[8]	Each BSA2016-2 gives the right to subscribe to one share of Nanobiotix at the fixed price of €15.01 (issue premium included) provided that, on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €40.
[9]	Each BSA2017 gives the right to subscribe to one share of Nanobiotix at the fixed price of €15.76 (issue premium included) provided that, on the day the BSA is exercised, (i) the relevant beneficiary, when a supervisory board member, has attended at least 75% of the supervisory board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the beneficiary ceases to be part of our group and, (ii) the market value of a Nanobiotix share shall be at least equal to €40.

[10]	The BSA2018 are divided into 18,000 BSA2018 and 10,000 BSA2018-01.

Each BSA2018 gives the right to subscribe to one share of Nanobiotix at the fixed price of €13.55 (issue premium included) provided that, on the day the BSA is exercised, (i) the relevant beneficiary, when a supervisory board member, has attended at least 75% of the supervisory board meetings held during the period preceding the exercise of the warrants or, as the case may be, the date the beneficiary ceases to be part of our group, and (ii) the market value of a Nanobiotix share shall be at least equal to €40.

Each BSA2018-01 gives the right to subscribe to one share of Nanobiotix at the fixed price of €13.55 (issue premium included) provided that, on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €40.

[11]	Each BSA2018-02 gives the right to subscribe to one share of Nanobiotix at the fixed price of €16.102 (issue premium included) provided that, on the day the BSA is exercised, the market value of a Nanobiotix share shall be at least equal to €40.
[12]	See also “—Warrants (BSA)—Term” and “—Warrants (BSA)—Change in Control.”

Stock Options (OSA)

We have granted stock options to our employees and the employees of our subsidiaries pursuant to our stock option plans. Our current plan, the 2018 Stock Option Plan (“2018 Plan”), was adopted by our executive board on February 5, 2019 and is subject to the approval of our shareholders at a meeting to be held on April 11, 2019. Our executive board has also previously adopted the 2017 Stock Option Plan and the 2016 Stock Option Plan, (collectively, the “Former Plans” and together with the 2018 Plan, the “Stock Option Plans”).

Stock options may be granted to any individual employed by us or our subsidiaries. Stock options may also be granted to the members of our executive board. Incentive stock options may not be granted to holders of 10% or more of our share capital.

Under French law, the maximum number of shares issuable upon the exercise of outstanding stock options may not exceed one-third of the outstanding share capital on a non-diluted basis as of the grant date. Stock options may be granted under the 2018 Plan until 2021.

Administration

Our executive board has the authority to administer and interpret the Stock Option Plans. Subject to the terms and conditions of the Stock Option Plans, our executive board, with the prior approval of the supervisory board, determines the recipients, grant dates, exercise prices, number of ordinary shares underlying and the terms and conditions of the stock options, including their periods of exercisability and their vesting schedules. Our executive board is not required to grant stock options with vesting and exercise terms that are the same for every participant. The term of each stock option granted under the Stock Option Plans is generally 10 years from the grant date.

Our executive board has the authority to amend and modify stock options outstanding under our Stock Option Plans, including the authority to extend the post-termination exercise period of the options, subject to the written consent of the optionees holding such options, if such amendments or modifications impair the rights of the optionees.

Employee Stock Options

The Stock Option Plans provide for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and non-statutory Stock options.

These employee stock options are granted pursuant to employee stock option agreements adopted by the executive board. The executive board determines the exercise price for an employee stock option, within the terms and conditions of the applicable Stock Option Plan, provided that the exercise price of an employee stock option generally cannot be less than the per share fair market value of our ordinary shares on the grant date. Employee stock options granted under the Stock Option Plans vest at the rate specified by the executive board.

In accordance with French Law, our supervisory board decided that the members of our executive board will have to keep 10% of the shares subscribed upon exercise of the stock options until the termination of their term of office.

Stock options are not transferable (except by succession) and may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner, other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the optionee, only by the optionee.

Term

The term of each employee stock option is 10 years from the date of grant or, in the event of death or disability of the optionee during such 10-year period, six months from the date of such death or disability.

Unless a longer period is specified in the notice of grant or otherwise resolved by our executive board, an employee stock option shall remain exercisable, to the extent vested, for six months following an optionee’s termination from continuous employment with us. In the case of an “Incentive Stock Option” (as such term is defined in the Stock Option Plan), such period cannot exceed three months following an optionee’s termination from continuous employment.

Change in Control

Pursuant to the Stock Option Plans, in the event of a Liquidity Event, an optionee’s right to exercise his or her employee stock options governed by any such plans will be accelerated so that the optionee may exercise all vested and unvested employee stock options immediately prior to the completion of the Liquidity Event. Any employee stock option that is not exercised for any reason on or prior to the completion of the Liquidity Event will automatically lapse.

U.S. Tax Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of our ordinary shares issuable under incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our Stock Option Plans may not exceed $100,000. Employee stock options, or portions thereof, that exceed such limit will generally be treated as non-statutory stock options. No incentive stock option may be granted to any person who, at the time of grant, owns or is deemed to own shares representing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the exercise price is at least 110% of the fair market value of the shares subject to the employee stock option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

As of March 1, 2019, the following types of stock options that we have issued are outstanding:

Plan Title	OSA2016-1 Performance(1)	OSA2016-2(2)	OSA2017 Ordinary(3)	OSA2018(4)
Date of shareholders’ meeting	June 25, 2015	June 23, 2016	June 23, 2016	June 14, 2017
Grant date	February 2, 2016	November 3, 2016	January 7, 2017	March 6, 2018
Total number of stock options authorized	450,000	450,000	450,000	526,800
Total number of stock options granted	6,400	4,000	3,500	62,000
Starting date for the exercise of the stock options	February 2, 2016(5)	November 3, 2017	January 7, 2018	March 7, 2019
Stock options expiry date	February 2, 2026	November 3, 2026	January 7, 2027	March 6, 2028
Exercise price per stock options	€13.05	€14.26	€14.97	€12.87
Number of shares subscribed as of March 1, 2019	0	0	0	0
Total number of stock options lapsed or cancelled as of March 1, 2019	6,000	0	3,000	4,000
Total number of stock options outstanding as of March 1, 2019	400	4,000	500	58,000
Total number of shares available for subscription as of March 1, 2019	60	2,666	333	0
Maximum number of shares that can be issued	400	4,000	500	58,000
[1]	The OSA2016-1 Performance may be exercised as from their date of grant, subject to the achievement of the following targets:
•	up to 15% of the OSA may be exercised if the number of patients under treatment is at least equal to 200,
•	an additional 15% of the OSA may be exercised if the number of patients under treatment is at least equal to 300,
•	an additional 30% of the OSA may be exercised if the number of patients under treatment is at least equal to 400, and
•	the balance, i.e. 40% of the OSA, may be exercised if the number of patients under treatment is at least equal to 500.

As of March 1, 2019, 15% of the OSA 2016-1-Performance, i.e., 60, can be exercised.

[2]	The OSA2016-2 may be exercised as follows:
•	two-thirds of the OSA2016-2 as from November 3, 2018; and
•	the balance, i.e. one third of the OSA2016-2, as from November 3, 2019.
[3]	The OSA2017 Ordinary may be exercised as follows:
•	two-thirds of the OSA as from January 7, 2019; and
•	the balance, i.e. one third of the OSA, as from January 7, 2020.
[4]	The OSA2018 may be exercised as follows:
•	up to one-third of the OSA2018 as from March 7, 2019;
•	an additional one-third of the OSA2018, as from March 7, 2020; and
•	the balance, i.e. one-third of the OSA2018, as from March 7, 2021.

Notwithstanding the foregoing, two-thirds of the OSA2018 granted to one of our employees may be exercised as from March 7, 2019. The balance, i.e. one-third of the OSA2018, may be exercised as from March 7, 2021.

[5]	The starting date for the exercise of OSA2016-1 Performance is February 2, 2016. The starting date for the exercise of OSA2016-1 Ordinary is February 2, 2017.

Free Shares (AGA)

We have granted free shares to our employees, employees of our subsidiaries and members of our executive board pursuant to our free share plans. Our current plan, the 2018 Free Share Plan (the “2018 AGA Plan”), was adopted by our executive board on July 27, 2018. Our executive board has also previously adopted the 2017 Free Share Plan (the “Former AGA Plan” and together with the 2018 AGA Plan, the “AGA Plans”).

Free shares may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Free shares may also be granted to members of our executive board. However, no free shares may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Administration

Our executive board has the authority to administer and interpret the AGA Plans. Subject to the terms and conditions of the AGA Plans, our executive board, with the prior approval of the supervisory board, determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free, but does not currently hold any shares) and, as the case may be, holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued, but may not be transferred) within the limit determined by the shareholders.

Our executive board has the authority to modify awards outstanding under our AGA Plans, subject to the consent of the beneficiary if such modification is detrimental to him/her, including the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Vesting

The free shares granted under the AGA Plans will be definitively acquired at the end of the acquisition period as set by our executive board. At the end of the acquisition period, the beneficiary will be the owner of the shares. However, during the holding period (as set by our executive board), if any, the shares may not be sold, transferred or pledged. The sum of the duration of the acquisition and holding periods must be at least two years, in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code.

Unless otherwise decided by our supervisory and executive boards, the AGA 2018-1 granted on March 6, 2018 are subject to continued service during the acquisition period (i.e., until March 6, 2020 for French tax residents and March 6, 2021 for foreign tax residents), it being specified that, failing such continued service, the beneficiary definitively and irrevocably loses his or her right to acquire the relevant AGA 2018-1.

Unless otherwise decided by our supervisory and executive boards, in the event of disability or death of a beneficiary before the end of the acquisition period, the relevant free shares shall be definitely acquired at, respectively, the date of disability or the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance, provided that such request is made within six (6) months from the date of death.

Change In Control

In the event of a Liquidity Event, unless otherwise decided by the executive and supervisory board, all of the free shares shall be completely and definitely acquired:1.For French tax residents, (i) if the Liquidity Event occurs before or on the first anniversary date of the grant and (ii) if the change of control occurs after the first anniversary of grant, on the date of completion of the Liquidity Event, it being specified that, in both cases, the relevant free shares will then be subject to a holding period until the second anniversary of the grant.

2.	For foreign tax residents, if the Liquidity Event occurs before the second anniversary of the grant, on the first anniversary of the grant, it being specified that, the relevant free shares will then be subject to a year-long holding period as from their date of acquisition.

As of March 1, 2019, the following types of free shares that we have issued are outstanding:

Plan Title	AGA2018-1(1)	AGA2018-2
Date of shareholders’ meeting	June 14, 2017	May 23, 2018
Grant date	March 6, 2018	July 27, 2018
Total number of free shares authorized	526,800	648,000
Total number of free shares granted	396,250	6,000
Date of acquisition (end of the acquisition period)(2)	(1)	July 27, 2020
Duration of the holding period(2)	(1)	1 year
Number of shares acquired as of March 1, 2019	0	0
Total number of free shares lapsed or cancelled as of March 1, 2019	27,500	0
Total number of free shares outstanding as of March 1, 2019	368,750	6,000
Maximum number of shares that may be created	368,750	6,000
(1)	The AGA2018-1 granted to French tax residents will be definitely acquired on March 6, 2020 and will then be subject to a one-year holding period ending on March 6, 2021. The AGA2018-1 granted to foreign tax residents will be definitely acquired on March 6, 2021 and will not be subject to any holding period.
(2)	See also “Free Shares (AGA)—Vesting” and “Free Shares (AGA)—Change In Control”

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Since January 1, 2015, we have engaged in the following transactions with our supervisory board members, executive board members or holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to collectively as our related parties. We have also entered into compensation arrangements with members of our supervisory board and executive board, including employment agreements with certain of the members of our executive board, as described in this prospectus under the caption “Management.”

PharmaEngine License and Collaboration Agreement

In August 2012, we entered into a license and collaboration agreement with PharmaEngine for the development and commercialization of NBTXR3 in multiple countries throughout the Asia-Pacific region. Pursuant to the agreement, we have received $1.0 million in an initial upfront payment and $2.0 million in development milestone payments from PharmaEngine to date. Dr. Alain Herrera, a member of our supervisory board, currently serves as Head of Corporate Development, Managing Director of PharmaEngine Europe Sarl. To mitigate the risk of any actual or perceived conflicts of interest due to Dr. Herrera’s role with PharmaEngine, it is our policy that, with respect to any decisions or considerations made by the supervisory board with respect to our business or contractual relations with PharmaEngine, Dr. Herrera be recused from participating in any discussions and voting in any decisions on any matters relating to PharmaEngine. This policy applies to any such related party supervisory board member with a potential interest in any matter that comes before the supervisory board for their consideration. For further information regarding the license and collaboration agreement, see “Business—Significant Collaborations and Research Agreements—PharmaEngine.”

Indemnification Agreements with Our Supervisory Board and Executive Board Members

In connection with the offering, we intend to enter into indemnification agreements with each of our supervisory board and executive board members. See also “Management—Limitations on Liability and Indemnification Matters.”

Related-Party Transactions Policy

We comply with French law regarding approval of transactions with related parties. Prior to the completion of the offering, we expect to adopt a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. The policy will become effective immediately upon the completion of the offering. For purposes of our policy only, a related-party transaction is defined as (1) a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships), in which we and any related parties are, were or will be participants, in which the amount involved exceeds $120,000, or (2) any agreement or similar transaction under French law which falls within the scope of Article L. 225-86 of the French Commercial Code. For purposes of this policy, a related party is any executive board member, supervisory board member or beneficial owner of more than five percent (5%) of any class of our voting securities, including any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, related-party transactions must be reported to us by the relevant related parties. If a transaction has been identified as a related-party transaction, including any transaction that was not a related-party transaction when originally consummated or any transaction that was not initially identified as a related-party transaction prior to consummation, our management must present information regarding the related-party transaction to our supervisory board for review, consideration and approval or ratification. Certain transactions may be presented to the audit committee, which may make recommendations to the supervisory board on whether the transaction is a related-party transaction; in any case, the related-party transaction will be submitted to our supervisory board for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests in the transaction, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each member of our executive board and supervisory board and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-party transactions and to effectuate the terms of the policy.

In addition, we intend to adopt a Code of Business Conduct and Ethics policy in connection with the offering. Under this policy, our employees and members of our supervisory and executive boards have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related-party transactions, our supervisory board will take into account the relevant available facts and circumstances including, but not limited to:

■	the benefits and perceived benefits to us;
■	the opportunity costs of alternative transactions;
■	the materiality and character of the related party’s interest;
■	the actual or apparent conflict of interest of the related party; and
■	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our supervisory board must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our supervisory board determines in the good faith exercise of its discretion.

All of the transactions referred to above were entered into prior to the adoption of the written related-party transaction policy but all were approved by our supervisory board to the extent required by, and in compliance with, French law.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2019 for:

■	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;
■	each of our supervisory board members and executive board members; and
■	all of our supervisory board members and executive board members as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 1, 2019. The percentage ownership information shown in the table prior to the offering is based upon 19,633,373 ordinary shares outstanding as of March 1, 2019. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to founders’ warrants, warrants and stock options held by that person that are immediately exercisable or exercisable within 60 days of March 1, 2019 (and we have assumed no vesting of outstanding free shares). We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The percentage ownership information shown in the table after the offering is based upon          ordinary shares outstanding, following the sale of          of our ordinary shares (including in the form of ADSs) by us in the offering and assumes no issuance by us of additional shares (including in the form of ADSs) at the option of the underwriters. The percentage ownership information shown in the table after the offering if we issue additional shares (including in the form of ADSs) pursuant to the exercise in full of the underwriters’ option is based upon          ordinary shares (including in the form of ADSs) outstanding, assuming the sale of          ordinary shares (including in the form of ADSs) by us in the offering and the issuance by us of additional ordinary shares (including in the form of ADSs) at the option of the underwriters.

Except as otherwise indicated in the footnotes below the table, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them, subject to applicable community property laws where applicable. The information is not necessarily indicative of beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

The information in the table below is based on information furnished to us or ascertained by us from public filings made by the shareholders in France. Except as otherwise indicated in the table below, addresses of the supervisory board members, executive board members and named beneficial owners are in care of Nanobiotix S.A., 60, rue de Wattignies, 75012 Paris, France.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to the Offering		Ordinary Shares Beneficially Owned After the Offering	Ordinary Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
	Number	Percentage	Percentage	Percentage
Supervisory Board and Executive Board Members:
Laurent Levy, Ph.D.(1)	744,584	3.8%	%	%
Philippe Mauberna(2).	118,325	*
Elsa Borghi, M.D.(3).	224,310	1.1%
Bernd Muehlenweg, Ph.D.(4)	108,225	*
Laurent Condomine(5)	140,608	*

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to the Offering		Ordinary Shares Beneficially Owned After the Offering	Ordinary Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
	Number	Percentage	Percentage	Percentage
Alain Herrera, M.D.(6)	649	*
Christophe Douat(7)	487	*
Anne-Marie Graffin(8)	300	*
Enno Spillner(9)	225	*
All Supervisory Board and Executive Board members as a group (9 persons)(10)	1,337,713	6.8%
*	Represents beneficial ownership of less than 1%.
(1)	Consists of 571,560 ordinary shares and 173,024 ordinary shares issuable upon exercise of founders’ warrants.
(2)	Consists of 118,325 ordinary shares issuable upon exercise of founders’ warrants.
(3)	Consists of 97,485 ordinary shares and 126,825 ordinary shares issuable upon exercise of founders’ warrants.
(4)	Consists of 1,400 ordinary shares and 106,825 ordinary shares issuable upon exercise of founders’ warrants.
(5)	Consists of 103,553 ordinary shares held by SCI Toucondo, of which entity Mr. Condomine serves as managing partner, and 37,055 ordinary shares issuable upon exercise of warrants. Mr. Condomine disclaims beneficial ownership of the 103,553 ordinary shares held by SCI Toucondo except to the extent of his pecuniary interest therein.
(6)	Consists of 649 ordinary shares issuable upon exercise of warrants.
(7)	Consists of 487 ordinary shares issuable upon exercise of warrants.
(8)	Consists of 300 ordinary shares issuable upon exercise of warrants.
(9)	Consists of 225 ordinary shares issuable upon exercise of warrants.
(10)	Consists of 773,998 ordinary shares and 563,715 ordinary shares issuable upon exercise of founders’ warrants and warrants.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our By-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our By-laws as they will be in effect upon the completion of the offering, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

General

As of December 31, 2018, our outstanding share capital consisted of a total of 19,633,373 issued and fully paid ordinary shares, with nominal value €0.03 per share.

As of December 31, 2018, to our knowledge, approximately 300,000, or 1.5%, of our outstanding ordinary shares were held of record by 21 shareholders in the United States.

Under French law, our By-laws set forth only our issued and outstanding share capital as of the date of the By-laws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding founders’ warrants, warrants and stock options, as approved by our shareholders and granted by our supervisory board.

Upon closing of the offering, our outstanding share capital will consist of           ordinary shares (including in the form of ADSs), nominal value €0.03 per share (or              if we issue additional ordinary shares (including in the form of ADSs) pursuant to the exercise in full of the underwriters’ option in the offering).

Reconciliation of the Shares Outstanding Prior to the Offering

Shares outstanding at January 1, 2016	14,165,780
Number of ordinary shares issued in connection with the exercise of founders’ warrants (BSPCE) and warrants (BSA)	382,915
Number of ordinary shares issued on March 15 in connection with the share capital increase decided on March 11	1,416,577
Shares outstanding at December 31, 2016	15,965,272
Number of ordinary shares issued in connection with the exercise of founders’ warrants (BSPCE) and warrants (BSA)	129,785
Number of ordinary shares issued on April 11 in connection with the share capital increase decided on April 7	1,596,527
Number of ordinary shares issued on November 2 in connection with the share capital increase decided on October 31	1,941,789
Shares outstanding at December 31, 2017	19,633,373
Shares outstanding at December 31, 2018	19,633,373

History of Securities Issuances

Since January 1, 2014, the following events have changed the number of our issued and outstanding shares:

On March 24, 2014, we issued an aggregate of 2,650,390 ordinary shares in a public offering, at an issue price per share of €10.60, for a total subscription amount of €28,094,134.

On December 1, 2014, we issued an aggregate of 650,000 ordinary shares with warrants attached in a private placement, at an issue price per share of €15.99, for a total subscription amount of €10,393,500.

On March 15, 2016, we issued an aggregate of 1,416,577 ordinary shares in a private placement, at an issue price per share of €15.051, for a total subscription amount of €21,320,900.43.

On April 11, 2017, we issued an aggregate of 1,596,527 ordinary shares in a private placement, at an issue price per share of €15.75, for a total subscription amount of €25,145,300.25.

On November 2, 2017, we issued an aggregate of 1,941,789 ordinary shares in a private placement, at an issue price per share of €14.00, for a total subscription amount of €27,185,046.

From December 31, 2014 to December 14, 2018, founders’ warrants and warrants were exercised at a weighted average exercise price of €6.74 per share. Pursuant to these exercises, we issued an aggregate of 613,700 ordinary shares.

Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares

The description below reflects the terms of our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws, which is included as an exhibit to the registration statement of which this prospectus is a part.

Corporate Purpose (Article 3 of the By-laws)

Our corporate purpose, either directly or indirectly, in particular through the intermediary of subsidiaries or holdings, in France and abroad, is:

■	the research and development in natural and physical sciences;
■	the filing, study, acquisition, granting of any patents, licenses, methods, trademarks and protection of specialized knowledge connected or relating in any way to the fields or technologies covering our corporate purpose;
■	the design, development, production, marketing, importation, exportation and exploitation by any means of drugs, pharmaceutical specialties, medical devices and other health possessions;
■	the creation, acquisition, rental, lease-management of all business assets or facilities (fonds de commerce), lease, installation, operation of all establishments (fonds de commerce) factories and workshops, relating to any of the specified activities;
■	the participation in any transactions that may relate to our corporate purpose by creating new companies, subscribing or purchasing securities or corporate rights, merging or otherwise; and
■	more generally, all financial, commercial, industrial transactions and transactions involving real estate or movable properties relating directly or indirectly to any of the aforementioned corporate purposes or any similar or related purpose, in order to promote their development or extension.

Supervisory Board (Conseil de surveillance)

Quorum and voting (Article 17 of the By-laws)

The supervisory board may only deliberate if at least half of the members attend the applicable meeting in the manner provided for in our By-laws. In particular, French law and the charter of the supervisory board allow its members to attend meetings of the supervisory board in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. In addition, a supervisory board member is allowed to grant another supervisory board member a proxy to represent him or her at a meeting of the supervisory board, but no member can hold more than one proxy at any meeting. Decisions of the supervisory board are adopted by the majority of the voting rights held by the members present or represented, it being specified that in case of a vote-split, the chairman of the supervisory board shall have the deciding vote.

Supervisory board members’ voting powers on proposals, arrangements or contracts in which any member is materially interested (Article 19 of the By-laws)

Under French law, any agreement entered into (directly or through an intermediary) between us and any member of our supervisory board that is not entered into (1) in the ordinary course of business and (2) under standard terms and conditions is subject to the prior authorization of the supervisory board, excluding the vote of the interested member.

The foregoing requirements also apply to agreements between us and any member of our executive board, agreements between us and another company, provided that the company is not one of our wholly-owned subsidiaries, if one of the members of our executive or supervisory boards is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of the members of our executive or supervisory boards has an indirect interest.

Supervisory board members’ compensation

The aggregate amount of fees (jetons de présence) of the supervisory board is determined at the shareholders’ annual ordinary general meeting. The supervisory board then divides all or part (at the supervisory board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the supervisory board may grant exceptional compensation (rémunérations exceptionnelles) to individual members on a case-by-case basis for special and temporary assignments. The supervisory board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by its members in the corporate interest. Supervisory board members who are employed by us receive separate compensation as officers or employees.

Supervisory board’s borrowing powers

There are currently no limits imposed by our By-laws on the amounts of loans or other borrowings that the supervisory board may approve.

Supervisory board’s composition (Article 15 of the By-laws)

Our supervisory board must be composed of at least three members, but may not exceed 18 members. Members of the supervisory board are appointed and have their terms renewed or are dismissed at the ordinary general meeting. Supervisory board members may be natural persons or legal entities. Legal entities appointed to the supervisory board must designate a permanent representative. If a supervisory board member dies or resigns between annual meetings, the supervisory board may appoint a temporary member to fill the vacancy, subject to ratification at the next ordinary general meeting, or if such vacancy results in a number of supervisory members below three, the executive board must call an ordinary general meeting in order to fill the vacancy.

Supervisory board members’ age limits (Article 15 of the By-laws)

No more than one-third of the supervisory board members shall be older than 70 years old.

Term of supervisory board member office (Article 15 of the By-laws)

Supervisory board members are elected for six-year terms.

Employee supervisory board member limits (Article 15 of the By-laws)

No more than one-third of the supervisory board members may be party to employment contracts with us.

Supervisory board members’ share ownership requirements

None.

Executive Board

Quorum and voting (Article 13 of the By-laws)

No quorum is required for the executive board to deliberate. The executive board members are not allowed to grant a proxy to represent them at a meeting of the executive board. Decisions of the executive board are adopted by the majority of the voting rights held by the members present, it being specified that in case of a vote-split, the chairman of the executive board shall not have the deciding vote.

Executive board members’ voting powers on proposals, arrangements or contracts in which any member is materially interested

See “—Supervisory board members’ voting powers on proposals, arrangements or contracts in which any member is materially interested.”

Executive board members’ compensation

The supervisory board determines each executive board member’s compensation when appointing him or her to the executive board. Executive board members who are employed by us receive separate compensation as officers or employees.

Executive board’s borrowing powers (Article 14 of the By-laws)

There are currently no limits imposed by our By-laws on the amounts of loans or other borrowings that the executive board may execute.

Executive board’s composition (Article 11 of the By-laws)

Our executive board must be composed of at least two members, but may not exceed seven members. Members of the executive board are appointed and their terms are renewed by the supervisory board. Executive board members may be dismissed at the ordinary general meeting and by the supervisory board. In the case of a vacancy between annual meetings, the supervisory board must within a two-month period appoint a temporary member to fill the vacancy or must change the number of executive board members.

Executive board members’ age limits (Article 11 of the By-laws)

No member of our executive board shall be more than 65 years old.

Term of executive board member office (Article 11 of the By-laws)

The executive board, as a whole, is elected for a four-year term and the term of office of each executive board member shall expire on the same date.

Employee executive board member limits

A member can only work as an employee if his or her contract corresponds to an actual position.

Executive board members’ share ownership requirements

None.

Rights, Preferences and Restrictions Attaching to Ordinary Shares

Dividends (Articles 24 and 25 of the By-laws)

We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required to be maintained by law. “Distributable profits” consist of our statutory net profit in each fiscal year, calculated in accordance with accounting standards applicable in France, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law (see “—Legal Reserve”).

Legal Reserve (Article 24 of the By-laws)

Pursuant to French law, we must allocate at least 5% of our statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Such allocation is compulsory until the amount in the legal reserve is equal to 10% of the aggregate par value of our issued and outstanding share capital.

Approval of Dividends (Article 25 of the By-laws)

Pursuant to French law, our executive board may propose a dividend for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our executive board, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when as a result of such distribution our net assets are or would become lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders.

Our executive board may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and examined by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Distribution of Dividends (Article 25 of the By-laws)

Dividends are distributed to shareholders proportionally to their shareholding interests. In the case of interim dividends, distributions are made to shareholders on the date set by our executive board during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our executive board in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all the shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of Payment (Article 25 of the By-laws)

Pursuant to French law, dividends must be paid within a maximum period of nine months following the end of the relevant fiscal year. An extension of such timeframe may be granted by court order. Dividends that are not claimed within a period of five years after the payment date will be deemed to expire and revert to the French state.

Voting Rights (Article 9 of the By-laws)

Each of our ordinary shares entitles its holder to vote and be represented in the shareholders’ meetings in accordance with French law and our By-laws. The ownership of a share implies, ipso facto, the acceptance of our By-laws and any decision of our shareholders.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting. The company’s major shareholders do not have different voting rights than other shareholders of the company. However, pursuant to French law, a double voting right is attached to each registered share, which is held in the name of the same shareholder for at least two years.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and are not taken into account for purposes of quorum calculation.

Rights to Share in Our Profit (Article 9 of the By-laws)

Under French law, each ordinary share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation (Articles 9 and 30 of the By-laws)

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will first be used to repay in full the par value of our outstanding shares. Any surplus will then be distributed among shareholders in proportion to the number of our shares they hold.

Repurchase and Redemption of Shares

Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, Market Abuse Regulation 596/2014 of April 16, 2014 and its related delegated regulations (“MAR”) provides for safe harbor exemptions when the acquisition is made (i) under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and with the General Regulations of the Autorité des marchés financiers (“AMF”) and (ii) for one of the following purposes which shall be provided for in the buy-back program:

■	to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting; in this case, the shares repurchased must be cancelled within one month from their repurchase date;
■	to meet obligations arising from debt securities that are exchangeable into shares; or
■	to meet our obligations arising from share option programs, or other allocations of shares, to our employees or to our managers our the employees or managers of our affiliate. In this case the shares repurchased must be distributed within 12 months from their repurchase, after which they must be cancelled.

In addition, we benefit from a simple exemption when the acquisition is made under a liquidity contract complying with the general regulations of, and market practices accepted by, the AMF.

All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 225-209 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.

Under MAR and in accordance with the General Regulations of the AMF, we shall report to the AMF, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program in a detailed form and in an aggregated form. By exception, we shall provide to the AMF, on a monthly basis, and to the public, on a quarterly basis, a summary report of the transactions made under a liquidity contract.

In any case, no such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than (i) 10% of our issued share capital, or (ii) 5% of our issued share capital in case of repurchase of shares to be used in payment or in exchange in the context of a merger, division or transfer of assets.

Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends and/or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Sinking Fund Provisions

Our By-laws do not provide for any sinking fund provisions.

Liability to Further Capital Calls

Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable for further capital calls.

Requirements for Holdings Exceeding Certain Percentages

There are no such requirements, except as described in “—Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights

Shareholders’ rights may be modified as permitted by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase any of the shareholders’ commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including founders’ warrants (BSPCE) and warrants (BSA), are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings

Access to, Participation in and Voting Rights at Shareholders’ Meetings (Article 22 of the By-laws)

The right to participate in a shareholders’ meeting is granted to all shareholders, regardless of the number of shares they hold, whose shares are paid up or for whom a right to attend a shareholders’ meetings is established by registration of the shares in an account in the name of the shareholder or the intermediary registered on his or her behalf, on the second business day prior to the shareholders’ meeting, at midnight (Paris time), either in the registered share accounts held by us, or in the bearer share accounts held by the authorized intermediary.

Each shareholder has the right to attend the meetings, participate in the discussions and vote (1) in person, (2) by granting a proxy to any individual or legal entity of his choosing, (3) by sending a proxy to us without indication of the beneficiary (in which case such proxy shall be cast in favor of the resolutions supported by the executive board), or (4) by correspondence.

Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via telecommunications means. The final date for returning such vote or proxy is set by the executive board and disclosed in the notice of meeting published in the French Journal of Mandatory Statutory Notices (Bulletin des Annonces Légales Obligatoires, or “BALO”). This date cannot be earlier than (1) at least three days prior to the meeting, in the case of hard copies, (2) by 3:00 p.m. (Paris time) on the day before the meeting, in the case of, electronic votes by email and (3) by 3:00 p.m. (Paris time) on the day before the meeting, in the case of electronic proxies.

Shareholders sending their vote within the applicable time limit, using the form provided to them by us for this purpose, are deemed present or represented at the shareholders’ meeting for purposes of quorum and majority calculation.

The voting by correspondence form addressed to a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

To better understand the voting rights of the ADSs, you should carefully read the section of this prospectus titled “Description of American Depositary Shares—Voting Rights.”

Notice of Annual Shareholders’ Meetings

Shareholders’ meetings are convened by our executive board, or, failing that, by our supervisory board, our statutory auditors, by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a change in control. Meetings are held at our registered offices or at any other location indicated in the convening notice.

A first convening notice (avis de réunion) must be published in the BALO at least 35 days prior to the meeting as well as on our website at least 21 days prior to the meeting. The convening notice must include the meeting’s agenda and the draft resolutions that will be presented at the meeting. A request to include any issues or draft resolutions in the agenda must be addressed to the company in accordance with French law.

Subject to special legal provisions provided by French law, the convening notice (avis de convocation) must be given at least 15 days before the date of the meeting, by means of a notice inserted in the French BALO and a legal announcement bulletin of the registered office department of the Company. Further, holders of registered shares for at least a month at the time of the latest insertion of the notices shall be summoned individually, by regular letter or by registered letter if the shareholders so request and include an advance of expenses, sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any relevant shareholder requesting it beforehand by registered letter with acknowledgement of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. A shareholder may request, at any time, by registered letter to the company with acknowledgement of receipt that electronic means of telecommunication is no longer acceptable and should be replaced by a mailing.

The convening notice must also include the conditions under which shareholders may vote by correspondence and how they can obtain voting forms by mail.

The convening notice may be sent, when appropriate, with a proxy form and a voting by correspondence form, under the conditions specified in our By-laws, or with a voting by correspondence form alone, under the conditions specified in our By-laws.

When the shareholders’ meeting cannot deliberate due to quorum not being met, the second meeting must be called at least 10 days in advance and in the same manner as the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings (Article 22 of the By-laws)

The agenda of the shareholders’ meeting shall appear in the convening notice of the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of members of our supervisory board and the appointment of their successors, which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law (i.e. as of the date of this prospectus, 5% of our share capital), and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda. Such request must be received no later than 25 days before the shareholders’ meeting, and in any event no later than 20 days after the announcement of the shareholders’ meeting.

Shareholders’ meetings are chaired by the chairman of the supervisory board or, in his or her absence, by the vice president of the supervisory board. Failing that, the meeting itself will elect a chairman. Vote counting is performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting (Article 22 of the By-laws)

Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not result in a modification of our By-laws. In addition, pursuant to an AMF recommendation dated June 15, 2015, French listed companies may be required to conduct a consultation of the ordinary shareholders’ meeting prior to the disposal of the majority of their assets, under certain circumstances.

An ordinary shareholders’ meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present, represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

Extraordinary Shareholders’ Meeting (Article 22 of the By-laws)

Only an extraordinary shareholders’ meeting is authorized to amend our By-laws. It may not, however, increase shareholders’ commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting will be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority vote of the shareholders present, represented by proxy, or voting by mail. Abstentions will have the same effect as a “no” vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our executive board. Our executive board is required to respond to these questions during the meeting.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company

Provisions contained in our By-laws and the corporate laws of France could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

■	provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a regulated market or a multilateral trading facility in a Member State of the EU or in a state party of the European Economic Area Agreement, including the main French stock exchange, and will therefore be applicable to us only if we continue to dual-list in France;
■	a merger (i.e., in a French law context, a stock-for-stock exchange after which our Company would be dissolved without being liquidated into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our Company into a company incorporated in the EU would require the approval of our executive board as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
■	a merger of our Company into a company incorporated outside of the EU would require the unanimous approval of our shareholders;
■	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
■	our shareholders have granted and may grant in the future to our executive board broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;
■	our shareholders have preferential subscription rights proportional to their shareholding in our Company on the issuance by us of any additional shares or securities giving right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary shareholders’ general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
■	our supervisory board has the right to appoint new members to fill a vacancy created by the resignation or death of a member, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our supervisory board;
■	the members of our executive board are appointed by our supervisory board and can be removed either by our supervisory board or at the shareholders’ general meeting;
■	our supervisory board can only be convened by its chairman, or by its vice-president or, on a reasoned request (e.g. when no board meeting has been held for more than two consecutive months), by (1) members representing at least one-third of the total number of members of our supervisory board or (2) a member of the executive board;
■	our supervisory board’s meetings can only be regularly held if at least half of its members attend either physically or by way of videoconference or teleconference, enabling the members’ identification and ensuring their effective participation in the supervisory board’s decisions;
■	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;
■	under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investment in us, including any purchase of our ADSs.

In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold; see “—Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons”;

■	under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the EU are subject to prior authorization of the Ministry of Economy; see “Limitations Affecting Shareholders of a French Company;”
■	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove members of the supervisory board with or without cause;
■	advance notice is required for nominations to the members of the supervisory board or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a member of our supervisory board can be proposed at any shareholders’ meeting without notice;
■	pursuant to French law, our By-laws, including the sections relating to the number of our supervisory board’s members and election and removal of a member of the supervisory board from office, may only be modified by a resolution adopted by a two-thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting;
■	in the event where certain ownership thresholds would be crossed, a number of disclosures should be made by the relevant shareholder and can impose certain obligations; see “—Declaration of Crossing of Ownership Thresholds”; and
■	transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the MAR.

Declaration of Crossing of Ownership Thresholds

Subject to requirements of French law, our By-laws do not require any specified disclosure by shareholders that cross ownership thresholds with respect to our share capital, except as described in “—Form, Holding and Transfer of Shares—Ownership of Shares and ADSs by Non-French Persons.”

The absence of specific requirements in our By-laws is without prejudice to the following disclosures which are applicable to us in accordance with French legal and regulatory provisions, it being understood that the following is a summary which is not intended to be a complete description of applicable rules under French law.

Any individual or legal entity referred to in Articles L. 233-7, L. 233-9 and L. 233-10 of the French Commercial Code coming to directly or indirectly own, or cease to own, alone or in concert, a number of shares representing a fraction of our capital or voting rights greater or equal to 5%, 10%, 15%, 20%, 25%, 30%, 33.33%, 50%, 66.66%, 90% and 95% shall inform us as well as the AMF of the total number of shares and voting rights and of securities giving access to the capital or voting rights that it owns immediately or over time within a period of four trading days from the crossing of the said holding thresholds.

This obligation applies when crossing each of the above-mentioned thresholds in a downward direction.

In case of failure to declare shares or voting rights exceeding the fraction that should have been declared, such shares shall be deprived of voting rights at shareholders’ meetings for any meeting that would be held until the expiry of a period of two years from the date of regularization of the notification in accordance with Article L. 233-14 of the French Commercial Code. Additional sanctions may apply pursuant to Article L. 621-15 of the French Monetary and Financial Code.

In addition, any shareholder crossing, alone or acting in concert, the 10%, 15%, 20% or 25% threshold shall file a declaration with the AMF pursuant to which it shall expose its intention over the following six months, including notably whether it intends to continue acquiring our shares, it intends to acquire control over us and its intended strategy for us.

Further, and subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 30% threshold shall file a mandatory public tender offer with the AMF. Also, any shareholder holding directly or indirectly a number between

30% and 50% of the capital or voting rights and who, in less than 12 consecutive months, increases his/her/its holding of capital or voting rights by at least 1% of our capital or voting rights, shall file a mandatory public tender offer.

Changes in Share Capital

Increases in Share Capital

Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our executive board. The shareholders may delegate to our executive board either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital in accordance with applicable laws.

Increases in our share capital may be effected by:

■	issuing additional shares;
■	increasing the par value of existing shares;
■	creating a new class of equity securities; and
■	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or more of the following:

■	issuances in consideration for cash;
■	issuances in consideration for assets contributed in kind;
■	issuances through an exchange offer;
■	issuances by conversion of previously issued debt instruments;
■	issuances by capitalization of profits, reserves or share premium; and
■	subject to certain conditions, issuances by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases in share capital effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital

Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our executive board. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right

According to French law, if we issue additional shares or securities giving right, immediately or in the future, to new shares for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe proportionally to the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights may be transferred and/or sold during the subscription period relating to a particular offering. Pursuant to French law, the preferential subscription rights will be transferable during a period starting two days prior to the opening of the subscription period and ending two days prior to the closing of the subscription period.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our executive board and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Further, to the extent permitted under French law, we may seek, during an extraordinary general shareholders’ meeting, the approval of the shareholders to waive their preferential subscription rights in order to authorize the executive board to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares

Form of Shares

Pursuant to our By-laws, our shares may be held in registered or bearer form, at each shareholder’s discretion.

Further, in accordance with applicable laws, we may request at any time from the central depositary responsible for holding our shares, the information referred to in Article L. 228-2 of the French Commercial Code. Thus, we are, in particular and at any time, entitled to request the name and the year of birth or, in the case of a legal entity, the corporate name and the year of incorporation, citizenship and address of holders of securities conferring immediately or in the future voting rights at its general shareholders’ meeting and the amount of securities owned by each of them and, as the case may be, the restrictions that may impact the securities.

Holding of Shares (Article 7 of the By-laws)

In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares are registered in individual accounts maintained by us or by an authorized intermediary (depending on the form of the relevant shares) appointed by us or the relevant shareholder in the name of each shareholder and are kept in accordance with French law. Each shareholder’s account shows the name of the relevant shareholder and number of shares held.

Ownership of Shares and ADSs by Non-French Persons

Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares.

However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Moreover, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, etc. See “Limitations Affecting Shareholders of a French Company—Ownership of ADSs or Shares by Non-French Residents.”

Assignment and Transfer of Shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions (including, in particular, the prohibition on insider trading).

Equity Incentives

See “Management—Equity Incentives” for a description of securities granted by our executive board to our founders, officers, employees and other service providers.

Differences in Corporate Law

The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and French law.

	France	Delaware
Number of Directors
Under French law, a société anonyme (i) must have at least 2 (or 1 when its share capital is below €150,000) and may have up to 5 (or 7 when the company is listed on a regulated market) executive board members and (ii) must have at least three but no more than 18 supervisory board members. The number of members is fixed by or in the manner provided in the by-laws. The number of supervisory board members of each gender may not be less than 40% and any appointment made in violation thereof will be null and void. The members of the supervisory board are appointed at the shareholders’ general meetings.
Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the certificate of incorporation or by-laws.

Director Qualifications
Under French law, a corporation may prescribe qualifications for executive and supervisory board members under its by-laws. In addition, under French law, members of a supervisory board of a corporation may be legal entities, and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the supervisory board. However, only individuals may be appointed members of an executive board.

Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws. Under Delaware law, only individuals may be members of a corporation’s board of directors.

Removal of Directors
Under French law, the supervisory board members may be removed from office, at any time, with or without cause, at any shareholders’ meeting by a simple majority vote. The members of the executive board may be removed at the shareholders’ meeting or, if provided in the by-laws, by the supervisory board. The executive board member removed without cause may claim damages.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation (1) whose board of directors is classified, stockholders may effect such removal only for cause (unless the certificate of incorporation provides otherwise), or (2) who has cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

	France	Delaware
Vacancies on the Board of Directors
Under French law, vacancies on the executive board resulting from death or a resignation will have to be filled by the supervisory board within two months. Vacancies on the supervisory board may be filled temporarily by such board pending ratification by the next shareholders’ meeting. The shareholders’ meeting will immediately be held to appoint new supervisory board members if their number went below the minimum required by law.

Under Delaware law, unless the certificate of incorporation or by-laws provide otherwise, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by stockholders or by a majority of the remaining directors.

Annual General Meeting
Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the executive board and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws, provided that the court may order an annual meeting upon the application of a director or stockholder if a corporation has not held a meeting within 30 days of a date designated for the meeting or within 13 months after the latest of the Company’s organization, the last annual meeting or the last action by written consent to elect directors.

General Meeting
Under French law, general meetings of the shareholders may be called by the executive board or, failing that, by the statutory auditors, or by a court appointed agent (mandataire ad hoc) or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block, on the date decided by the executive board or the relevant person. General meetings of the shareholders may also be called by the supervisory board.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

	France	Delaware
Notice of General Meetings
A first convening notice must be published in the mandatory statutory notices (BALO) at least 35 days prior to the meeting and on the website of the company at least 21 days prior to the meeting. Subject to limited exceptions provided by French law, additional convening notices must be given at least 15 days before the date of the meeting, by means of a notice inserted in both the BALO and a newspaper for legal notices (journal d’annonces légales) of the registered office department of the Company. Further, the shareholders holding registered shares for at least one month at the time of the latest insertion of the notices shall be summoned individually, by regular letter or by registered letter if the shareholders so request and include an advance of expenses, sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any relevant shareholder requesting it beforehand by registered letter with acknowledgement of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. When the shareholders’ meeting cannot deliberate due to the lack of required quorum, the second meeting must be called at least ten calendar days in advance in the same manner as used for the first notice. The convening notice shall specify the name, acronym, legal form, share capital, registered office address and registration number with the French Trade and Companies Register (Registre du commerce et des sociétés) of the company and the place, date, hour, agenda and nature (ordinary or extraordinary) of the meeting.

This notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders generally must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and (in the case of a special meeting of stockholders) purpose or purposes of the meeting.

	France	Delaware
Proxy
Under French law, any shareholder may attend the meetings and vote (1) in person, or (2) by granting a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder for physical persons or to any person for legal entities, or (3) by sending a proxy to us without indication of the beneficiary (in which case, such proxy shall be cast in favor of the resolutions supported by the executive board), or (4) by correspondence, or by videoconference or another means of telecommunication allowing identification of the relevant shareholder in accordance with applicable laws. The proxy is only valid for a single meeting or successive meeting convened with the same agenda. It can also be granted for two meetings, one ordinary, the other extraordinary, held within a period of fifteen days.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.
Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, stockholders may act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Preemptive Rights
Under French law, in case of issuance of additional shares or other securities giving the right, immediately or in the future, to new shares for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the extraordinary meeting deciding or authorizing the capital increase. In case such rights are not waived by the extraordinary general meeting, each shareholder may either exercise, assign or not exercise its preferential rights. Preferential subscription rights may only be assigned two business days prior to the day on which the subscription is opened until the second business day prior to its closing. Thus, the preferential subscription rights are transferable during the same period as the

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholders does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

	France	Delaware

subscription period relating to a particular offering (such period starting two business days prior to the opening of the subscription period and ending two business days prior to the closing of the subscription period). In accordance with French law, the exercise period shall not be less than five trading days.

Sources of Dividends
Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable profits” (bénéfices distribuables) consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

“Distributable premium” refers to the contribution paid by the shareholders in addition to the par value of their shares for their subscription that the shareholders decide to make available for distribution.

Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the by-laws.

Under Delaware law, subject to any restrictions under a corporation’s certificate of incorporation, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the Delaware statutory capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

Repurchase of Shares	Under French law, a corporation may acquire its own shares.
Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the Delaware statutory capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

Such acquisition may be challenged on the ground of market abuse regulations. However, MAR provides for safe harbor exemptions when the acquisition is made for the following purposes:

•
to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting

France		Delaware
deciding the capital reduction, in which case, the shares repurchased must be cancelled within one month from their repurchase date;

•
with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, restricted free share or share option plan, not to exceed 10% of the share capital; in which case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•	to meet obligations arising from debt securities that are exchangeable into equity instruments.

A simple exemption is provided when the acquisition is made under a liquidity contract in the context of a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 225-209 of the French Commercial Code and in accordance with AMF General Regulations.

All other purposes, and especially share buy-backs for external growth operations by virtue of Article L. 225-209 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulations and insider dealing rules.

Under the MAR and in accordance with the General Regulations of the AMF, a corporation shall report to the AMF, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all transactions relating to the buy-back program in a detailed form and in an aggregated form. By exception, a corporation shall provide to the AMF, on a monthly basis, and to the public, on a biannual basis, a summary report of the transactions made under a liquidity contract.

	France	Delaware
Liability of Directors and Officers	Under French law, by-laws may not include any provisions limiting the liability of the members of the executive and supervisory boards.
Under Delaware law, a corporation’s certificate of incorporation may generally include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

		•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

		•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

		•	intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

		•	any transaction from which the director derives an improper personal benefit

Voting Rights
French law provides that, unless otherwise provided in the by-laws, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. As of April 2016, double voting rights are automatically granted to the shares being registered since more than two years, unless the by-laws are modified in order to provide otherwise.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions	Generally, under French law, completion of a merger or dissolution requires:
Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock or under other certain circumstances, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

• the approval of the executive board; and

•
the approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting, or in the case of a merger with a non-EU company, approval of all the shareholders of the corporation.

		•	the approval of the board of directors; and

•
approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Dissent or Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.	Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash

	France	Delaware

for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Court of Chancery in an action timely brought by the corporation or a dissenting stockholder. Unless otherwise provided in the certificate of incorporation, Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

		•	shares of stock of the surviving corporation

		•	shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

		•	cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

		•	any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors
French law does not contain specific provisions setting forth the standard of conduct of an executive or supervisory board member. However, the members have a duty of loyalty, a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

	France	Delaware
Shareholder Suits
French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the members of the executive board (but not from the supervisory board members) of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders. The plaintiff must remain a shareholder throughout the duration of the legal action. There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation. A shareholder may alternatively or cumulatively, as the case may be, bring an individual legal action against the members of the executive or supervisory boards, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

		•	State that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

		•	Allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

		•	State the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or settled without the approval of the Delaware Court of Chancery. Stockholders can also under some circumstances bring “direct” claims that belong only to the stockholder to challenge directors’ conduct.

	France	Delaware
Amendment of Certificate of Incorporation
Unlike companies incorporated under Delaware law, the organizational documents of which comprise both a certificate of incorporation and by-laws, companies incorporated under French law only have by-laws (statuts) as organizational documents. As indicated in the paragraph below, only the extraordinary shareholders’ meeting is authorized to adopt or amend the by-laws under French law.
Under Delaware law, generally a corporation may amend its certificate of incorporation if:

• its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and

•
the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the voting power of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of By-laws	Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the by-laws.
Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Legal Name; Formation; Fiscal Year; Registered Office

Our legal and commercial name is Nanobiotix S.A. We were incorporated as a société anonyme under the laws of the French Republic on March 4, 2003 for a period of 99 years. We are registered at the Paris Registre du Commerce et des Sociétés under the number 447 521 600 00034. Our principal executive offices are located at 60, rue de Wattignies, 75012 Paris, France, and our telephone number is +33 1 40 26 04 70. Our agent for service of process in the United States will be Puglisi & Associates. Our fiscal year ends December 31.

Listing

We intend to apply to list the ADSs on the Nasdaq Global Market under the symbol “NBTX.” Our ordinary shares are currently listed on Euronext Paris under the symbol “NANO.”

Transfer Agent and Registrar

Upon the closing of the offering, the transfer agent and registrar for the ADSs will be Citibank, N.A. The transfer agent and registrar for our ordinary shares is CM-CIC Securities. Our share register is currently maintained by CM-CIC Securities. The share register reflects only record owners of our ordinary shares. Holders of our ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying the ADSs. For a discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares.

However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Ownership of ADSs or Shares by Non-French Residents

Further, any investment (i) by an individual or entity located in a country that is not a Member State of the EU or of a Member State of the European Economic Area having entered into a convention on administrative assistance against tax evasion and fraud with France, or by a French citizen not residing in France, and (ii) that will result in the relevant investor acquiring the control of, all or part of a business of, or more than 33.33% of the share capital or voting rights of, a company registered in France and developing activities in certain strategic industries, such as, energy, public health, telecommunications, artificial intelligence, cybersecurity, robotics, data collection or dual-use goods and technology is subject to the prior authorization by the French Ministry of Economy. In the absence of such authorization, the relevant investment shall be deemed null and void.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

Our shareholders will have the preferential subscription rights described under the section of this prospectus titled “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares—Changes in Share Capital—Preferential Subscription Right.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional new shares on a pro rata basis. Holders of our securities in the United States (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional new shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the United States of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of ADSs representing our shares, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section of this prospectus titled “Description of American Depositary Shares” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—Risks Related to the Offering, Ownership of Our Ordinary Shares and ADSs and Our Status as a Non-U.S. Company with Foreign Private Issuer Status—The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in the U.S. offering.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. (“Citibank”) has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Europe plc, located at 1 North Wall Quay, Dublin Ireland.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-          when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial interests in, one ordinary share that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of such ADSs. Beneficial owners of ADSs will be able to receive, and exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of France, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements, obtain regulatory approvals and successfully complete pre-marketing regulatory requirements in certain circumstances. You are solely responsible for complying with such reporting requirements, obtaining such approvals and completing such requirements. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements, obtain such regulatory approvals or complete such requirements under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. French law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As an owner of ADSs, you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder. In the event of a discrepancy between the ADRs and the deposit agreement, the deposit agreement governs.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary share being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ordinary shares your ADSs represent, held as of a specified record date and after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to French laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed; fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

■	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
■	we fail to deliver satisfactory documents to the depositary; or
■	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in France would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

■	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or
■	we do not deliver satisfactory documents to the depositary bank; or
■	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADRs for new ADRs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares held in deposit for your ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

After the completion of the offering, the ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offer, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and French legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian.

The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

■	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
■	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.
■	You are duly authorized to deposit the ordinary shares.
■	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).
■	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

■	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
■	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
■	provide any transfer stamps required by the State of New York or the United States; and
■	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and French legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

■	temporary delays that may arise because (1) the transfer books for the ordinary shares or ADSs are closed, or (2) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

■	obligations to pay fees, taxes and similar charges; or
■	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the sections of this prospectus titled “Description of Share Capital” and “Limitations Affecting Shareholders of a French Company.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

If the depositary receives voting instructions from a holder of ADSs that fail to specify the manner in which the depositary is to vote, the depositary will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the depositary to vote in favor of all resolutions endorsed by our executive board or, as the case may be, our supervisory board. With respect to securities represented by ADSs for which no timely voting instructions are received by the depositary from the holder, the depositary will (unless otherwise specified in the notice distributed to holders) deem such holder to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the securities. However, no such discretionary proxy will be given by the depositary with respect to any matter to be voted upon as to which we inform the depositary that we do not wish such proxy to be given, substantial opposition exists, or the rights of holders of securities may be materially adversely affected.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service		Fees
•
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to ordinary shares, ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares,
Up to U.S. 5¢ per ADS issued

•	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

•	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

•	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Service		Fees
•	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

•	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

•	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

■	taxes (including applicable interest and penalties) and other governmental charges;
■	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
■	certain cable, telex and facsimile transmission and delivery expenses;
■	the expenses and charges incurred by the depositary in the conversion of foreign currency;
■	the fees and expenses incurred by the depositary in connection with the compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
■	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain ADS fees and charges (such as the ADS service fee) may become payable shortly after the closing of the ADS offering.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

■	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
■	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.
■	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

■	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
■	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our By-laws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
■	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our By-laws or in any provisions of or governing the securities on deposit.
■	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
■	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.
■	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
■	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
■	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
■	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.
■	Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

■	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;
■	distribute the foreign currency to holders for whom the distribution is lawful and practical; and
■	hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of France.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to the offering, while our ordinary shares have been traded on Euronext Paris since October 2012, there has been no public market on a U.S. national securities exchange for the ADSs or our ordinary shares in the United States. Future sales of ADSs in the public market after the offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after the offering due to contractual restrictions on transfers of ordinary shares (including in the form of ADSs). Accordingly, sales of substantial amounts of the ADSs or the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on December 31, 2018, upon completion of the offering,          ordinary shares (including in the form of ADSs) will be outstanding, assuming no outstanding founders’ warrants and warrants or stock options are exercised or free shares are vested. All of the ADSs sold in the offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the founders’ warrants (BSPCE) and warrants (BSA) to purchase          ordinary shares outstanding as of December 31, 2018, and assuming no outstanding warrants are exercised and no issuance by us of additional ordinary shares (including in the form of ADSs) pursuant to the exercise of the underwriters’ option, founders’ warrants (BSPCE) and warrants (BSA) exercisable for             ordinary shares will be vested and eligible for sale 90 days after the date of this prospectus subject to French law, as described below.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act and French law, and assuming no issuance by us of additional ordinary shares (including in the form of ADSs) pursuant to the exercise of the underwriters’ option, these restricted securities will be available for sale in the public market as follows:

■	approximately ordinary shares (including ordinary shares in the form of ADSs) will be eligible for immediate sale on the date of this prospectus; and
■	approximately ordinary shares (including ordinary shares in the form of ADSs) will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 90 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144 and subject to French law, both as described below.

Rule 144

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities pursuant to Rule 144 under the Securities Act provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted ordinary shares for at least six months, but who are our affiliates at the time of, or at any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

■	1.0% of the number of ordinary shares (including ordinary shares in the form of ADSs) then outstanding, which will equal approximately ordinary shares immediately after the completion of the offering based on the number of ordinary shares (including ordinary shares in the form of ADSs) outstanding as of December 31, 2018 and assuming no issuance by us of additional ordinary shares (including in the form of ADSs) pursuant to the exercise of the underwriters’ option; and
■	the average weekly trading volume of the ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive board members or supervisory board members who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares subject also to French law, as described below.

Lock-up Agreements

We and our executive board members and supervisory board members have agreed that, without the prior written consent of Jefferies LLC, Evercore Group L.L.C. and UBS Securities LLC, we and they will not, subject to customary exceptions, during the period ending 90 days after the date of this prospectus, directly or indirectly, offer, pledge, sell, contract to sell, or otherwise transfer or dispose of any ordinary shares, ADSs or any securities convertible into, exercisable or exchangeable for our ordinary shares or ADSs. Jefferies LLC, Evercore Group L.L.C. and UBS Securities LLC, on behalf of the underwriters, will have discretion in determining if and when to release any ordinary shares and/or ADSs and related securities subject to lock-up agreements.

We do not currently expect any release of ordinary shares or ADSs subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the ordinary shares and ADSs subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.

French Law

Under French law, and notably under the General Regulation issued by the French Financial Markets Authority (Réglement Général de l’AMF), as well as under MAR, any person that holds inside information shall, until such information is made public, refrain from (1) carrying out any transactions relating to securities issued by the company, (2) recommending that another person engage in insider dealing or induce another person to engage in insider dealing and (3) unlawfully disclosing inside information outside of the normal course of employment or profession. Using inside information to cancel or amend an order concerning a financial instrument to which the information relates, even if the order was placed before the person concerned possessed the inside information, shall also be considered insider dealing.

These rules apply to all persons who hold insider information as a result of (1) their status as board member, executive officer, manager, employee of the company, third parties acting on behalf of the company and having access to privileged information as party of their professional relations with the company during the preparation or the completion of a particular transaction, such as investor services providers, lawyers or public relations agencies, (2) their holding of securities in the share capital of the issuer, (3) their access to information because of their employment, profession or duties or their participation in the preparation of a financial transaction and/or (4) their involvement in criminal activities.

Under MAR and the General Regulation of the French Financial Markets Authority (Réglement Général de l’AMF), it is also prohibited for a person to engage or attempt to engage in market manipulation.

Prohibited transactions include all transactions related to securities (stocks, bonds, securities convertible, options and warrants) and in particular, the (1) transfer of securities, (2) exercise of options, warrants (BSA), founders’ warrants (BSPCE), and exercise of any securities giving access to the capital, (3) transfer of free shares and (4) acquisition of securities.

TAXATION

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of ADSs acquired pursuant to this offering. This summary does not address any aspect of U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, or state, local or non-U.S. tax laws, and does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular person’s decision to acquire ADSs (such as the effects of section 451(b) of the Code).

The discussion applies to you only if you acquire the ADSs in this offering and you hold the ADSs as capital assets for U.S. federal income tax purposes (generally, for investment). This section does not apply to you if you are a member of a special class of holders subject to special tax rules, including:

■	a broker;
■	a dealer in securities, commodities or foreign currencies;
■	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
■	a bank or other financial institution;
■	a tax-exempt organization or governmental organization;
■	an insurance company;
■	a regulated investment company or real estate investment trust;
■	a U.S. expatriate, former U.S. citizen or former long term resident of the United States;
■	a mutual fund;
■	an individual retirement or other tax-deferred account;
■	a holder liable for alternative minimum tax;
■	a holder that actually or constructively owns 10% or more, by voting power or value, of our stock (including stock represented by ADSs);
■	a partnership or other pass-through entity for U.S. federal income tax purposes;
■	a holder that holds ADSs as part of a straddle, hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes; or
■	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Code, existing and proposed income tax regulations issued under the Code, legislative history, and judicial and administrative interpretations thereof, all as of the date of this offering. All of the foregoing are subject to change at any time, and any change could be retroactive and could affect the accuracy of this discussion. In addition, the application and interpretation of certain aspects of the PFIC rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS, or the courts. No ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of an investment in the ADSs or that any such position would not be sustained.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE ADSs IN THEIR PARTICULAR SITUATIONS, INCLUDING ANY CONSEQUENCES UNDER THE RECENTLY ENACTED LEGISLATION KNOWS AS THE TAX CUTS AND JOBS ACT.

You are a “U.S. holder” if you are a beneficial owner of ADSs that acquired the ADSs pursuant to this offering and you are:

■	a citizen or resident of the United States;
■	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
■	an estate whose income is subject to U.S. federal income tax regardless of its source; or
■	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, this discussion is limited to holders who are not resident in France for purposes of the income tax treaty between the United States and France.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the ADSs that is a partnership and partners in such a partnership should consult their own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of ADSs.

A “non-U.S. holder” is a beneficial owner of ADSs that acquired the ADSs pursuant to this offering and that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the credibility of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the company.

PFIC Considerations

The Code provides special rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock (including ordinary shares represented by ADSs) in, a PFIC. A non-U.S. corporation will be treated as a PFIC for any taxable year in which either: (1) at least 75% of its gross income is “passive income” or (2) at least 50% of its gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are “passive assets,” which generally means that they produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although not free from doubt, we do not believe that we were a PFIC for the taxable year ended December 31, 2018. However, it is not yet known whether we will be a PFIC in subsequent taxable years. PFIC status must be determined annually and therefore is subject to change. Our status as a PFIC depends upon the composition of our income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets (which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may fluctuate substantially). Fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. Our status as a PFIC may also depend in part upon how quickly we utilize the cash proceeds from the offering (and the cash proceeds from other fund-raising activities) in our business. Because the determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we are or are not, or will be or will not be, a PFIC or that the IRS will agree with any position we take regarding our PFIC status. If we are not a PFIC during any taxable year in which you hold ADSs, then the remainder of the discussion under “—Material U.S. Federal Income Tax Considerations,” outside of this “—PFIC Considerations” portion may be relevant to you.

A U.S. holder that holds ADSs during any taxable year in which we qualify as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the ADSs and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (QEF) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to ADSs that exceeds 125% of the annual average of such distributions over the preceding three-year period or, if shorter, the U.S. holder’s holding period for its ADSs. Excess distributions and gains on the sale, exchange or other disposition of ADSs of a corporation which was a PFIC at any time during the U.S. holder’s holding period are allocated ratably to each day of the U.S. holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. holder’s holding period are not included in gross income for the year of the disposition, but are subject to the highest ordinary income tax rates in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to income tax deficiencies will be imposed on the resulting tax attributable to each year. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if a U.S. holder held such ADSs as capital assets.

If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, then we generally will continue to be treated as a PFIC with respect to the holder for all succeeding years during which such holder holds ADSs, even if we no longer satisfy either the passive income or passive asset tests described above, unless the U.S. holder terminates this deemed PFIC status by making a “deemed sale” election. If such election is made, a U.S. holder will be deemed to have sold the ADSs at their fair market value on the last day of the last taxable year for which we were a PFIC, and any gain from such deemed sale would be subject to the excess distribution rules as described above. After the deemed sale election, the ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are or become a PFIC, the excess distribution rules may be avoided if a U.S. holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which we are treated as a PFIC with respect to such holder. A U.S. holder that makes a QEF election with respect to a PFIC is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the non-U.S. corporation must annually provide or make available to the holder certain information. At this time, we have not determined whether we will provide to U.S. holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

As an alternative to making a QEF election, a U.S. holder may make a “mark-to-market” election with respect to its ADSs if the ADSs meet certain minimum trading requirements, as described below. If a U.S. holder makes a valid mark-to-market election for the first taxable year in which such holder holds (or is deemed to hold) ADSs in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its ADSs. Instead, a U.S. holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the ADSs. The U.S. holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the ADSs over the fair market value of the ADSs as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the ADSs included by the U.S. holder under the election for prior taxable years. The U.S. holder’s basis in the ADSs will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other disposition of the ADSs, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of ADSs to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss. If a U.S. holder makes a valid mark-to-market election, any distributions made by us in a year in which we are a PFIC would generally be subject to the rules discussed below under “—Taxation of Dividends,” except the lower rate applicable to qualified dividend income would not apply. If we are not a PFIC when a U.S. holder has a mark-to-market election in effect, gain or loss realized by a U.S. holder on the sale of our ADSs will be a capital gain or loss and taxed in the manner described below under “—Taxation of Sale, Exchange or other Disposition of ADSs.”

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. holder for taxable years for which a mark-to-market election is in effect. If we are a PFIC for any year in which the U.S. holder owns ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made.

A mark-to-mark election is available only if the ADSs are considered “marketable” for these purposes. ADSs will be marketable if they are regularly traded on a national securities exchange that is registered with the SEC (such as the Nasdaq Global Market) or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, ADSs will be considered regularly traded during any calendar year during which more than a de minimis quantity of the ADSs is traded on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

If we are a PFIC for any year in which a U.S. holder holds ADSs, such U.S. holder must generally file an IRS Form 8621 annually. A U.S. holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. holder (1) receives certain direct or indirect distributions from a PFIC, (2) recognizes gain on a direct or indirect disposition of ADSs, or (3) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

If we are a PFIC, then under attribution rules, U.S. holders of our ADSs will be deemed to own their proportionate shares of our subsidiaries that are PFICs, if any. It is possible that one or more of our subsidiaries is or will become a PFIC. This determination is made annually at the end of each taxable year and depends upon a number of factors, some of which are beyond our control, including the amount and nature of a subsidiary’s income, as well as the valuation and nature of a subsidiary’s assets. In the event that we are a PFIC and we have a subsidiary that is a PFIC, assuming a U.S. holder does not receive from such subsidiary the information that the U.S. holder needs to make a QEF election with respect to such a subsidiary, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and may incur liability for a deferred tax and interest charge if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC, even though the U.S. holder has not received the proceeds of those distributions or dispositions directly. There is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will cause the lower-tier PFIC to provide the required information for a U.S. holder to make a maintain a QEF election with respect to the lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC and, consequently, if you make a mark-to-market election with respect to our ADSs, you could be subject to the PFIC rules with respect to income of lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

U.S. holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our ADSs.

Taxation of Dividends

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder, you must include in your gross income the gross amount of any distributions of cash or property (other than certain pro rata distributions of ADSs) with respect to ADSs, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder must include the dividend as ordinary income at the time of actual or constructive receipt. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain from the sale or exchange of such ADSs. Notwithstanding the foregoing, we do not intend to maintain calculations of our earnings and profits as determined for U.S. federal income tax purposes. Consequently, distributions generally will be reported as dividend income for U.S. information reporting purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to the PFIC rules described above under “—PFIC Considerations,” dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, (c) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date,” and (d) we are not a PFIC in the year of the dividend or the immediately preceding year. If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2018. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be “passive category income,” or in certain cases “general category income” or “foreign branch” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules with respect to the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning the ADSs.

Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you generally will not be subject to U.S. income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Sale, Exchange or other Disposition of ADSs

U.S. Holders. Subject to the PFIC rules described above under “—PFIC Considerations,” if you are a U.S. holder and you sell, exchange or otherwise dispose of your ADSs, you generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the value of the amount realized and your tax basis in those ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if you have held the ADSs for more than one year. Long-term capital gains of U.S. holders who are individuals (as well as certain trusts and estates) are generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations. As discussed above under “—PFIC Considerations,” it is not yet known whether we will be a PFIC for taxable years ending after December 31, 2018.

Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to U.S. federal income tax on gain recognized on the sale, exchange or other disposition of your ADSs unless:

■	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or
■	you are an individual, you are present in the United States for 183 or more days in the taxable year of such sale, exchange or other disposition and certain other conditions are met.

In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder (other than with respect to the Medicare Tax described below). In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s U.S.-source capital gains exceed such non-U.S. holder’s U.S.-source capital losses.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Medicare Tax

Certain U.S. holders who are individuals, estates or trusts are required to pay a 3.8% Medicare surtax on all or part of that holder’s “net investment income,” which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs.

Information with Respect to Foreign Financial Assets

U.S. holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the ADSs, with an aggregate value in excess of $50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. Prospective investors are encouraged to consult their own tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to distributions made on our ADSs within the United States to a non-corporate U.S. holder and to the proceeds from the sale, exchange, redemption or other disposition of ADSs by a non-corporate U.S. holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, U.S. holders may be subject to backup withholding with respect to dividends on and proceeds from the sale, exchange or other disposition of the ADSs. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ADSs within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. U.S. holders are advised to consult with their own tax advisors regarding the application of the United States information reporting rules to their particular circumstances.

A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its non-U.S. status to the payor, under penalties of perjury, on IRS Form W-8BEN or W-8BEN-E, as applicable. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the offering. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local income tax laws or non-income tax laws, non-U.S. tax laws, and any changes in applicable tax laws including the Tax Cuts and Jobs Act and any pending or proposed legislation or regulations.

Material French Income Tax Considerations

The following describes the material French income tax consequences to U.S. Holders (as defined below for the purposes of this section) of purchasing, owning and disposing of the ADSs and, unless otherwise noted, this discussion is the opinion of Jones Day, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the French wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If securities are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisors regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date hereof, or the Treaty.

For the purposes of this discussion of French income tax consequences, the term “U.S. Holder” means a beneficial owner of ADSs that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of ADSs.

If a partnership (or any other entity treated as partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds ADSs, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of ADSs.

This discussion applies only to investors that hold our ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the ADSs is not effectively connected to a permanent establishment or a fixed base in France.

Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the ADSs pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding ADSs as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes

In general, a transfer of ADSs by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts), or the FTC, purchases of certain securities issued by a French company, including ADSs, which are listed on a regulated market of the EU or a foreign regulated market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code, or the FMFC) are subject in France to a 0.3% tax on financial transactions, or the FTT, provided inter alia that the issuer’s market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year.

A list of French relevant companies whose market capitalization exceeds €1.0 billion as of December 1 of the year preceding the taxation year within the meaning of Article 235 ter ZD of the French Tax Code is published annually by the French tax authorities. As of December 1, 2018, our market capitalization did not exceed €1 billion.

As a result, the ADSs are not currently within the scope of the FTT. Purchases of our ADSs may however become subject to the FTT if our market capitalization exceeds €1.0 billion.

Registration Duties

In the case where the FTT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement (acte).

Although there is neither case law nor official guidelines published by the French tax authorities on this point, transfers of ADSs should not be subject to the aforementioned 0.1% registration duties.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) has been repealed by the finance bill for 2018 (loi de finances pour 2018) dated December 30, 2017. It used to apply only to individuals and did not generally apply to ADSs held by a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder did not own directly or indirectly more than 25% of the issuer’s financial rights and that the ADSs did not form part of the business property of a permanent establishment or fixed base in France.

Since January 1, 2018, it has been replaced by a new real estate wealth tax (impôt sur la fortune immobilière), which applies only to individuals owning French real estate assets or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount to at least €1,300,000.

French real estate wealth tax may only apply to U.S. Holders to the extent the company holds real estate assets that are not allocated to its operational activity, for the fraction of the value of the financial rights representing such assets, and should not generally apply to securities held by an eligible U.S. Holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 30% for corporate bodies or other legal entities (in principle to be progressively decreased to 25% in the coming years) or 12.8% for individuals. Dividends paid by a French corporation in a non-cooperative State or territory, as set out in the list referred to in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%.

However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 30% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and whose ownership of the ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances.

In the event that dividends are paid by us, dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that:

■	such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with treaty forms (Forms 5000 and 5001); or
■	the depositary or other financial institution managing the U.S. Holder’s securities account in the U.S. provides the French paying agent, which will complete Forms 5000 and 5001 (as described above), with a document listing certain information about the U.S. Holder and its ADSs and a certificate whereby the financial institution managing the U.S. Holder’s securities account in the U.S. takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. Holder that is a legal person or another legal entity and has not filed Forms 5000 and 5001 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as set out in the list referred to in Article 238-0 A of the FTC) (unless the company proves that neither the purpose nor the effect of paying the dividend in that State or territory is that of allowing, with the intent of tax evasion or avoidance, the U.S. Holder to be located in such a State or territory), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with Forms 5000 and 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Forms 5000 and 5001, together with appropriate instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

Tax on Sale or Other Disposition

As a matter of principle, under French tax law, a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ADSs, provided such U.S. Holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S. Holder resident, established or incorporated in a non-cooperative State or territory as set out in the list referred to in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds).

Under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain from the sale, exchange, repurchase or redemption by us (other than redemption proceeds which may, under certain circumstances, be partially or fully characterized as dividends under French domestic tax law or administrative guidelines) of ADSs unless such ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. U.S. Holders who own ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as set out in the list referred to in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives, will be subject to a levy in France at the rate of the standard corporate income tax (currently 31% and in principle to be progressively decreased to 25% in the coming years), if such U.S. Holder is a legal person, or 12.8%, if such U.S. Holder is an individual.

Special rules apply to U.S. Holders who are residents of more than one country.

The discussion above is a summary of the material French tax consequences of an investment in our ADSs and is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. It does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisor about the tax consequences to it of an investment in ADSs in light of the investor’s own circumstances.

ENFORCEMENT OF CIVIL LIABILITIES

We are a société anonyme, or S.A., organized under the laws of France. All of our supervisory board members and all of our executive board members are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. We will appoint Puglisi & Associates as agent for service of process in the United States; however, U.S. investors may find it difficult and may be unable:

■	to obtain jurisdiction over us or our executive board members and supervisory board members in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;
■	to enforce in U.S. courts judgments obtained in such actions against us or our executive board members and supervisory board members;
■	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our executive board members or our supervisory board members; and/or
■	to enforce against us or our executive board members and supervisory board members in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if (1) the judgment is enforceable in the United States, (2) the judgment does not contravene international public order and French public policy both pertaining to the merits and the procedure, including due process and (3) the judgment was rendered by a federal or state court having jurisdiction over the matter, which means that the dispute must be sufficiently connected to the United States and not fall under the scope of the French courts’ exclusive jurisdiction. The French court would also require that the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our executive or supervisory boards, our other officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, members of our executive or supervisory boards, our other officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated             , 2019, among us, Jefferies LLC, Evercore Group, L.L.C. and UBS Securities LLC, as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ADSs and/or ordinary shares, as the case may be, shown opposite its name below. Jefferies LLC, 520 Madison Avenue, New York NY 10022, is acting as global coordinator for the offering. Jefferies LLC, Evercore Group, L.L.C., 55 East 52nd Street, New York NY 10055, and UBS Securities LLC, 1285 Avenue of the Americas, New York NY 10019, are acting as joint book-running managers. Kempen & Co. U.S.A., Inc. and Gilbert Dupont are acting as co-managers.

UNDERWRITER	NUMBER OF ADSs	NUMBER OF ORDINARY SHARES
Jefferies LLC
Evercore Group, L.L.C.
UBS Securities LLC
Kempen & Co. U.S.A., Inc.
Gilbert Dupont
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated without liability. We have agreed to indemnify the underwriters, their affiliates, directors, officers, employees and agents and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act or the Exchange Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of the offering, they currently intend to make a market in the ADSs and ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading markets for the ADSs or ordinary shares, that you will be able to sell any of the ADSs or ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ADSs and ordinary shares subject to their acceptance of the ADSs and ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Sales of shares made outside the United States may be made by affiliates of the underwriters.

Commission and Expenses

The following table shows the offering price, the underwriting commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with the offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares.

	PER ADS		PER ORDINARY SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL ADSs	WITH OPTION TO PURCHASE ADDITIONAL ADSs	WITHOUT OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL ADSs AND/OR ORDINARY SHARES	WITH OPTION TO PURCHASE ADDITIONAL ADSs AND/OR ORDINARY SHARES
Offering price	$	$	€	€	$	$
Underwriting commissions	$	$	€	€	$	$
Proceeds to us, before expenses	$	$	€	€	$	$

We estimate expenses payable by us in connection with the offering, other than the underwriting commissions referred to above, will be approximately $             million. We also have agreed to reimburse the underwriters for up to $             for their counsel fee in connection with filings made with the Financial Industry Regulatory Authority, Inc. (“FINRA”). In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for the offering.

Determination of Offering Price

Prior to the U.S. offering, while our ordinary shares have been traded on Euronext Paris since October 2012, there has been no public market on a U.S. national securities exchange for the ADSs or our ordinary shares in the United States. Consequently, the offering price for our ADSs will be determined by negotiations between us and the representatives. The final offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors.

Listing

We intend to apply to list the ADSs on the Nasdaq Global Market under the symbol “NBTX.” Our ordinary shares are listed on Euronext Paris under the symbol “NANO.”

Stamp Taxes

If you purchase ADSs or ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional ADSs and/or Ordinary Shares in the Offering

We have agreed to issue, at the option of the underwriters, up to an aggregate of             additional ordinary shares (including in the form of ADSs) in the offering to be sold to the several underwriters at the applicable offering price set forth on the cover page of this prospectus. The option granted may be exercised at any time in whole or in part by the underwriters within 30 days from the date of the underwriting agreement. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ordinary shares (including in the form of ADSs), as the case may be, proportionate to that underwriter’s initial purchase commitment as indicated in the table above. If any additional ordinary shares (including in the form of ADSs) are issued pursuant to the exercise of the underwriters’ option, the underwriters will offer the additional ordinary shares (including in the form of ADSs) on the same terms as those on which the ordinary shares (including in the form of ADSs) are being offered. The total number of ordinary shares (including in the form of ADSs) to be sold, including pursuant to the underwriters’ option to acquire additional securities, is subject to reallocation between the U.S. offering and the non-U.S. private placement as permitted under applicable law and regulations.

No Sales of Similar Securities

We and our executive board and supervisory board members have agreed, subject to specified exceptions, not to directly or indirectly for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC, Evercore Group, L.L.C. and UBS Securities LLC:

■	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act;
■	otherwise dispose of any share capital, options or warrants to acquire share capital, or securities exchangeable or exercisable for or convertible into share capital currently or hereafter owned either of record or beneficially; or
■	publicly announce an intention to do any of the foregoing.

This restriction terminates after the close of trading of the ADSs and ordinary shares on and including the 90th day after the date of this prospectus.

Jefferies LLC, Evercore Group, L.L.C. and UBS Securities LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period described above, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of our share capital prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with the offering. Furthermore, stabilization transactions will also need to comply with EU laws and notably the Market Abuse Regulation. These activities may have the effect of stabilizing or maintaining the market price of the ADSs and ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs and/or ordinary shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs and/or ordinary shares or purchasing our ADSs and/or ordinary shares in the open market. In determining the source of ADSs and/or ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs and ordinary shares available for purchase in the open market as compared to the price at which they may purchase ADSs and ordinary shares through the option to purchase additional ADSs and/or ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ADSs and/or ordinary shares. The underwriters must close out any naked short position by purchasing ADSs and/or ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs and/or ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

A stabilizing bid is a bid for the purchase of ADSs and ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs and ordinary shares. A syndicate covering transaction is the bid for or the purchase of ADSs and ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs and ordinary shares or preventing or retarding a decline in the market price of our ADSs and ordinary shares. As a result, the price of our ADSs and ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs and ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs and ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ADSs on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ADSs in the U.S. offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs and ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information contained in, or that can be accessed through links on, the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters, is not part of this prospectus, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs and ordinary shares offered hereby. Any such short positions could adversely affect future trading prices of the ADSs and ordinary shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Canada

Resale Restrictions

The distribution of the securities in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the securities in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the securities in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

■	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,
■	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,
■	where required by law, the purchaser is purchasing as principal and not as agent, and
■	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
■	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
■	a person associated with us under section 708(12) of the Corporations Act; or
■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area, each referred to as a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
■	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or
■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

MiFID II product governance

With respect to the non-U.S. private placement and solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the ordinary shares to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the ordinary shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

France

The ordinary shares have not been and will not be offered or sold to the public in the Republic of France, and no offering or this prospectus or any marketing materials relating to the ordinary shares must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France.

The ordinary shares may only be offered or sold in the Republic of France pursuant to article L. 411-2-II of the French Code monétaire et financier to (i) providers of third party portfolio management investment services, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in and in accordance with articles L. 411-1, L. 411-2 and D. 411-1 to D. 411-4 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

Prospective investors are informed that:

■	neither this prospectus nor any other offering materials relating to the ADSs and the ordinary shares described in this prospectus has been submitted for clearance to the French financial market authority (Autorité des marchés financiers);
■	neither this prospectus, nor any offering material relating to the ADSs and the ordinary shares has been or will be released, issued, distributed or caused to be released, issued or distributed to the public in France or used in connection with any offer for subscription or sale of the ADSs and the ordinary shares to the public in France within the meaning of article L. 411-1 of the French Code monétaire et financier;
■	individuals or entities referred to in article L. 411-II-2 of the French Code monétaire et financier may participate in the offering for their own account, as provided under articles D.411-1, D.411-2, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and
■	the direct and indirect distribution or sale to the public of the ADSs and the ordinary shares acquired by them may only be made in compliance with articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”), and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (“CO”), (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public for the purpose of the CO or SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ADSs or ordinary shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (“FIEL”), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■	a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or
■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

then securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

■	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
■	where no consideration is or will be given for the transfer;
■	where the transfer is by operation of law;
■	as specified in Section 276(7) of the SFA; or
■	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

EXPENSES OF THE OFFERING

The following table sets forth the costs and expenses, excluding underwriting commissions, which are expected to be incurred in connection with our sale of ordinary shares and ADSs in the offering. With the exception of the registration fee payable to the SEC, the Nasdaq initial listing fee and the filing fee payable to FINRA all amounts are estimates.

Itemized Expenses	Amount
SEC registration fee	$	*
Nasdaq initial listing fee		*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*
*	To be completed by amendment.

LEGAL MATTERS

Jones Day, New York, New York, is representing the Company in connection with the offering. Jones Day, Paris, France, will pass upon the validity of the ordinary shares, including those in the form of ADSs, offered in the offering and other legal matters concerning the offering relating to French law, including matters of French income tax law. Cooley LLP, New York, New York, is representing the underwriters in connection with the offering with respect to U.S. federal law, and Gide Loyrette Nouel A.A.R.P.I. is representing the underwriters in connection with the offering with respect to French law.

EXPERTS

The consolidated financial statements of Nanobiotix S.A. at December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young et Autres, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young et Autres are located at Tour First, 1 place des Saisons, 92400 Courbevoie, 92037 Paris – La Défense Cedex, France.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares to be in the form of ADSs offered in this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Nanobiotix, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Nanobiotix, that file electronically with the SEC.

Upon completion of the offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our executive board members, supervisory board members and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.nanobiotix.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Nanobiotix S.A.,

Opinion on the Financial Statements

We have audited the accompanying statements of consolidated financial position of Nanobiotix S.A. (“the Company”) as of December 31, 2018 and 2017, and the related statements of consolidated operations, consolidated comprehensive loss, consolidated cash flows and consolidated changes in shareholders’ equity for each of the two years in the period ended December 31, 2018 and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG et Autres

ERNST & YOUNG et Autres have served as the Company’s auditor since 2012.

Paris, France
March 28, 2019

NANOBIOTIX S.A.
STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
 (Amounts in thousands of euros)

		As of December 31,		As of January 1,
	Notes	2018	2017	2017
ASSETS
Non-current assets
Intangible assets	5	102	136	72
Property, plant and equipment	6	2,884	2,990	2,433
Other non-current financial assets	7	558	1,232	1,076
Total non-current assets		3,544	4,358	3,581
Current assets
Trade receivables	8.1	25	169	5
Other current assets	8.2	6,422	5,727	5,758
Cash and cash equivalents	9	36,203	47,212	21,058
Total current assets		42,651	53,109	26,821
TOTAL ASSETS		46,195	57,467	30,403
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	10.1	589	589	479
Premiums related to share capital	10.1	122,799	123,782	74,296
Accumulated other comprehensive income		381	514	79
Treasury shares		(124)	(27)	(58)
Reserve		(79,057)	(54,793)	(35,517)
Net loss for the period		(30,345)	(26,143)	(21,881)
Total shareholders’ equity		14,243	43,922	17,398
Non-current liabilities
Non-current provisions	11.2	337	233	175
Non-current financial liabilities	12	20,021	3,747	4,344
Total non-current liabilities		20,358	3,981	4,519
Current liabilities
Current provisions	11.1	55	105	249
Current financial liabilities	12	500	770	1,084
Trade payables and other payables	13.1	6,509	5,144	4,374
Other current liabilities	13.2	4,533	3,546	2,778
Total current liabilities		11,597	9,564	8,485
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		46,195	57,467	30,403

The accompanying notes form an integral part of these consolidated financial statements.

NANOBIOTIX S.A.
STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the year ended December 31,
	Notes	2018	2017
Revenues and other income
Revenues	15	116	252
Other income	15	3,363	3,470
Total revenues and other income		3,479	3,722
Operating expenses
Research and development expenses	16.1	(20,893)	(17,733)
Selling, general and administrative expenses	16.2	(12,653)	(11,255)
Total operating expenses		(33,546)	(28,989)
Operating income (loss)		(30,067)	(25,267)
Financial income	18	1,172	55
Financial expenses	18	(1,449)	(931)
Financial income (loss)		(277)	(876)
Income tax	19	—	—
Net loss for the period		(30,345)	(26,143)
Basic loss per share (euros/share)	21	(1.55)	(1.50)
Diluted loss per share (euros/share)	21	(1.55)	(1.50)

The accompanying notes form an integral part of these consolidated financial statements.

NANOBIOTIX S.A.
STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

	For the year ended December 31,
	2018	2017
Net loss for the period	(30,345)	(26,143)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	(48)	(10)
Tax impact	—	—
Other comprehensive loss that will not be reclassified subsequently to income or loss	(48)	(10)
Currency translation adjustment	(85)	446
Tax impact	—	—
Other comprehensive income that may be reclassified subsequently to income or loss	(85)	446
Total comprehensive loss	(30,478)	(25,708)

The accompanying notes form an integral part of these consolidated financial statements.

NANOBIOTIX S.A.
STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares		Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
	Notes	Number of shares	Amount
As of January 1, 2017		15,965,272	479	74,296	79	(58)	(35,517)	(21,881)	17,398
Net loss for the period		—	—	—	—	—	—	(26,143)	(26,143)
Currency translation adjustments		—	—	—	446	—	—	—	446
Actuarial gains and losses (IAS 19)	11.2	—	—	—	(10)	—	—	—	(10)
Total comprehensive loss		—	—	—	435	—	—	(26,143)	(25,708)
Allocation of prior period loss		—	—	—	—	—	(21,881)	21,881	—
Capital increase	10.1	3,538,316	106	48,623	—	—	—	—	48,729
Subscription and exercise of founders’ warrants and warrants	10.3	129,785	4	863	—	—	—	—	867
Share based payment	17	—	—	—	—	—	2,605	—	2,605
Treasury shares		—	—	—	—	31	—	—	31
As of December 31, 2017		19,633,373	589	123,782	514	(27)	(54,793)	(26,143)	43,922
Net loss for the period		—	—	—	—	—	—	(30,345)	(30,345)
Currency translation adjustments		—	—	—	(85)	—	—	—	(85)
Actuarial gains and losses (IAS 19)	11.2	—	—	—	(48)	—	—	—	(48)
Total comprehensive loss		—	—	—	(133)	—	—	(30,345)	(30,478)
Allocation of prior period loss		—	—	—	—	—	(26,143)	26,143	—
Subscription of warrants	10.3	—	—	47	—	—	12	—	59
Share based payment	17	—	—	—	—	—	1,867	—	1,867
Treasury shares		—	—	—	—	(97)	—	—	(97)
U.S. initial public offering costs	10.1	—	—	(1,030)	—	—	—	—	(1,030)
As of December 31, 2018		19,633,373	589	122,799	381	(124)	(79,057)	(30,345)	14,243

The accompanying notes form an integral part of these consolidated financial statements.

NANOBIOTIX S.A.
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the year ended December 31,
	Notes	2018	2017
Cash flows used in operating activities
Net loss for the period		(30,345)	(26,143)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization	16.4	619	489
Provisions		5	33
Expenses related to share-based payments	17	1,867	2,605
Cost of net debt		292	135
Loss on disposals		—	322
Impact on deferred income related to financial liabilities discounting effect		535	(84)
Other charges with no impact on treasury		(36)	—
Cash flows used in operations, before tax and changes in working capital		(27,063)	(22,643)
(Increase) / Decrease in trade receivables	8.1	144	(164)
(Increase) / Decrease in other receivables	8.2	(698)	6
Increase in trade payables	13.1	633	786
Increase in other current liabilities	13.2	999	1,195
Decrease in current provision for disputes		—	(129)
Changes in operating working capital		1,078	1,694
Net cash flows used in operating activities		(25,985)	(20,949)
Cash flows from (used in) investing activities
Acquisitions of intangible assets	5	(90)	(98)
Acquisitions of property, plant and equipment	6	(416)	(1,339)
Addition in non-current financial assets		577	(125)
Net cash flows from (used in) investing activities		71	(1,563)
Cash flows from financing activities
Capital increases		—	53,140
Warrants subscription	10.1	59	57
Transaction costs	10.1	(279)	(3,601)
Increase in loans	12	16,000	—
Decrease in conditional advances	12	(500)	(188)
Decrease in borrowings	12	(427)	(842)
Interest paid	12	(3)	(17)
Net cash flows from financing activities		14,850	48,549
Effect of exchange rates changes on cash		54	117
Net increase (decrease) in cash and cash equivalents		(11,009)	26,154
Net cash and cash equivalents at beginning of period		47,212	21,058
Net cash and cash equivalents at end of period	9	36,203	47,212

The accompanying notes form an integral part of these consolidated financial statements.

NANOBIOTIX S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

Note 1. Company information

Presentation of the Company

Nanobiotix S.A. was incorporated in 2003 as a spin-off from the State University of New York (SUNY) in Buffalo. Nanobiotix S.A. (together with its three subsidiaries located in the United States of America, Germany and Spain, the “Company”) is headquartered in Paris, France.

The Company is a clinical-stage biotechnology company focused on developing first-in-class product candidates that use proprietary nanotechnology to transform cancer treatment by increasing the efficacy of radiotherapy. Its lead product candidate, NBTXR3, is an aqueous suspension of crystalline metallic nanoparticles approximately 50 nanometers (50 billionths of a meter) in diameter, designed for injection directly into a malignant tumor. When exposed to ionizing radiation, NBTXR3 amplifies the localized, intratumor killing effect of that radiation NBTXR3 is designed to enhance the overall efficacy of radiotherapy without resulting in additional side effects on the surrounding healthy tissues.The Company is currently conducting seven clinical trials worldwide, through partnerships, to evaluate NBTXR3 as a potential treatment, either alone or in combination with other agents, in ten different tumor-based cancer indications. It is also pursuing a development program to explore the use of radiotherapy-activated NBTXR3 in combination with immunotherapeutic agents across various oncology indications.

Nanobiotix S.A. has been listed on the Euronext regulated market in Paris since October 2012 under the ticker symbol “NANO.”

Significant events of the period

Agreement for a €40 million loan from the European Investment Bank

In July 2018, the Company obtained a loan in the form of a non-dilutive financing agreement with the European Investment Bank (the “EIB”) to fund its research, development and innovation activities. The financing agreement allows the Company to borrow up to €40 million, subject to achieving a set of agreed-upon performance criteria. This financing agreement will enable the Company to accelerate the conduct of its clinical trials of NBTXR3 for head and neck cancers and to support its European commercialization strategy.

In October 2018, the Company received an initial disbursement of €16 million under the non-dilutive loan from the EIB.

The main terms of this contract are described in Note 4.2.

Note 2. General Information, Statement of Compliance and Basis of Presentation

General principles

The consolidated financial statements as of and for the years ended December 31, 2018 and 2017 were prepared under management’s supervision and were approved by the Executive Board of the Company (the “Executive Board”) on March 27, 2019 and reviewed by the Supervisory Board of the Company (the “Supervisory Board”) on March 27, 2019.

All amounts presented in the consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.

The consolidated financial statements have been prepared using the historical cost measurement basis, with the exception of financial assets and liabilities, which are measured at fair value.

The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. See Note 3.2 for additional information.

The consolidated financial statements were prepared on a going concern basis. The Executive Board determined it is appropriate to apply a going concern assumption because the Company’s historical losses are due to the innovative nature of the products it develops, which necessitates a research and development phase spanning several years. In addition, given the €36.2 million of cash and cash equivalents as of December 31, 2018, the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.

Statement of Compliance and Basis of Presentation

The consolidated financial statements have been prepared in accordance with IFRS, International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) as well as interpretations issued by the IFRS Interpretations Committee (“IFRS-IC”) and the Standard Interpretations Committee (the “SIC”), which application is mandatory as of December 31, 2018. The consolidated financial statements are also compliant with IFRS as adopted by the European Union.

The consolidated financial statements include the opening statement of consolidated financial position as of January 1, 2017 that is required under IFRS because of the retrospective application of IFRS 15 – “Revenue from Contracts with Customers.”

The comparative figures are presented as of and for the year ended December 31, 2017 reflecting the reclassifications made in 2018 that are described in Note 3.3 below as compared with the consolidated financial statements as of and for the year ended December 31, 2017, as originally issued in the 2017 financial annual report of the Company, as published by the Company on March 29, 2018. These reclassifications only impact the cash flow statements as compared with the consolidated financial statements included in the Form F-1 filed on December 21, 2018; however, tables showing the impact on all statements are included in Note 3.3 for completeness.

The accounting principles used to prepare the consolidated financial statements for the fiscal year ended December 31, 2018 are identical to those used for the previous year except for the standards listed below that required adoption in 2018.

Application of New or Amended Standards and Interpretations

The Company adopted the following standards, amendments and interpretations, whose application was mandatory for periods beginning on or after January 1, 2018:

-	Amendment to IAS 12 – “Recognition of Deferred Tax Assets for Unrealized Losses.” This amendment has no impact on the consolidated financial statements of the Company.
-	Amendments to IFRS 2 – “Classification and measurement of share-based payment transactions.” These amendments have no impact on the consolidated financial statements of the Company.
-	IFRIC 22 – “Foreign currency transactions and advance consideration.” This interpretation has no impact on the consolidated financial statements of the Company.
-	IFRS 9 – “Financial instruments.” As of January 1, 2018, the Company adopted IFRS 9, which replaces IAS 39 – Financial instruments: Recognition and measurement for the presentation, recognition and measurement of financial instruments. The adoption of IFRS 9 had no significant impact on the consolidated financial statements of the Company, except for the name of the different categories of financial assets and liabilities (see Note 14).

The Company elected not to early adopt the following new standards, amendments and interpretations which application was not yet mandatory for the year ended December 31, 2018:

-	IFRIC 23 – “Uncertainty over income tax treatments” will be effective for annual reporting periods beginning on or after January 1, 2019. This interpretation has no impact on the consolidated financial statements of the Company.
-	IFRS 16 – Leases, which will replace IAS 17 and the related IFRIC and SIC interpretations and will be effective for annual reporting periods beginning on or after January 1, 2019. This standard eliminates the difference between operating and financial leases, and requires that leases be recognized in the balance sheet. The accounting consists of recognizing the value of a right of use as an asset and recording as a liability the value of the discounted rentals to be paid over the lease term.

The Company has completed its preliminary analysis of the standard’s potential impacts. The Company has:

-	completed a comprehensive review of all contracts under IFRS 16;
-	elected to apply exemptions for the low value assets and short-term leases; and
-	determined the reasonable lease term of each contract, which represents the non-cancelable period of each lease, except if the Company is reasonably certain that it will exercise its contractual renewal option to extend or will not exercise its termination option.

Operating leases represent the main commitment of the Company and the vast majority of the contracts that fall under IFRS 16. These leases include the leases for the Company’s headquarters and research buildings and a few vehicle leases.

The discount rate used at the transition date corresponds to the incremental borrowing rate that would be obtained for a loan entered into for an equivalent period as the remaining duration of the on-going lease contracts at the transition date. For future contracts, and in the absence of an implicit rate, the same method will be used.

The Company will adopt the standard as of January 1, 2019 using the “modified retrospective method.” The Company will therefore record the value of the right of use asset and a lease liability for the discounted lease payments outstanding for the remainder of the lease as of January 1, 2019. The adoption of IFRS 16 will have no impact on the Company’s equity as of January 1, 2019 or on the Company’s cash and cash equivalents.

The amount of the present value of the minimum future payments related to the Company’s lease contracts, under IAS 17, as disclosed in Note 22, represents the maximum expected impact on the Company’s debt of those contracts under IFRS 16 excluding any renewals under existing leases.

Note 3. Consolidation principles and methods

3.1 Basis of consolidation

Accounting policy

In accordance with IFRS 10 – Consolidated Financial Statements, an entity is consolidated when it is controlled by the Company. The Company has decision-making authority over the financial and operating policies of all its subsidiaries and holds greater than 50% of the voting rights of each subsidiary. Accordingly, each of the Company’s subsidiaries has been fully consolidated from the date on which the Company obtained control over it. A subsidiary would be deconsolidated as of the date on which the Company no longer exercises control.

All intra-Company balances, transactions, unrealized gains and losses resulting from intra-Company transactions and all intra-Company dividends are eliminated in full.

The accounting methods of the Company’s subsidiaries are aligned with those of the Company.

The consolidated financial statements are presented in euros, which is the reporting currency and the functional currency of the parent company, Nanobiotix S.A. The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate at the date of the statement of financial position and for the statement of operations, statement of comprehensive loss and statement of cash flow items at the average rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period. The 2018 closing and average dollar to euro exchange rates used in the consolidated financial statements to convert the operations of the U.S. subsidiary were $1.1450 and $1.1815, respectively (source: Banque de France) compared with $1.1993 and $1.1297 in 2017. The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

Consolidated entities

As of December 31, 2018, the Company had three wholly owned subsidiaries: Nanobiotix Corp., incorporated in the State of Delaware in the United States in September 2014; Nanobiotix Germany GmbH, incorporated in October 2017; and Nanobiotix Spain S.L., incorporated in December 2017. Accordingly, the consolidated financial statements as of and for the year ended December 31, 2018 include the operations of each of these subsidiaries. The financial statements for the year ended December 31, 2017 include the operations of each of these subsidiaries from the date of their incorporation.

3.2 Use of judgement, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRSs requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change. Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the fair value of financial instruments.

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., vesting terms) and market data (e.g., expected share volatility) (see Note 17).

Deferred tax assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. The primary temporary differences are related to the tax losses that can be carried forward or backward depending on the jurisdiction. Enacted tax rates are used to measure the deferred taxes (see Note 19).

The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow income projections judged to be sufficiently reliable to be made, the Company has not recognized deferred tax assets in relation to tax losses carryforwards in the statements of consolidated financial position.

Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated for each study and a provision is recognized accordingly. See Note 13.1 for information regarding the clinical trial accruals as of December 31, 2018 and 2017.

Revenue recognition

In order to determine the amount and timing of revenue under the contract with PharmaEngine, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company and determining the timing of satisfaction of support services provided to PharmaEngine.

See Note 15 for additional detail regarding the Company’s accounting policies for its additional sources of revenue.

Fair value of financial instruments

The fair value measurement of the loan granted by the EIB requires the Company to assess the amount of additional interest (“royalties”) that will be due according to the loan agreement, calculated according to the number of tranches that have been withdrawn and indexed on our annual sales turnover. The Company forecasts the sales that will be generated during the royalties’ period, taking into consideration operational assumptions such as the market release dates of its products, and the growth and penetration rate in each market. See Notes 4.2 and 12 for details about this loan and the accounting treatment applied.

3.3 Reclassification in the consolidated financial statements as of and for the year ended December 31, 2017

Reclassifications presented in the statements of consolidated financial position

(Amounts in thousands of euros)	As of December 31, 2017 Published	Reclassification	As of December 31, 2017 Revised
Accumulated other comprehensive income	—	514	514
Reserve	(54,279)	(514)	(54,793)
Total shareholders’ equity	(43,922)	—	(43,922)
Non-current financial liabilities	3,960	(213)	3,747
Total non-current liabilities	4,193	(213)	3,981
Tax and employment-related liabilities	2,859	(2,859)	—
Other liabilities	474	(474)	—
Other current liabilities	—	3,546	3,546
Total current liabilities	9,351	213	9,564
Total liabilities and shareholders’ equity	57,467	—	57,467

Reclassifications presented in the statements of consolidated operations

(Amounts in thousands of euros)	For the year ended December 31, 2017 Published	Reclassification	For the year ended December 31, 2017 Revised
Research and development expenses	(16,337)	(1,397)	(17,733)
Selling, general and administrative expenses	(9,709)	(1,546)	(11,255)
Share-based payments	(2,605)	2,605	—
Other charges	(338)	338	—
Total operating expenses	(28,989)	—	(28,989)
Cash and cash equivalents income	33	(33)	—
Other financial income	22	(22)	—
Financial income	—	55	55
Other financial charges	(823)	823	—
Cost of net debt	(108)	108	—
Financial charges	—	(931)	(931)
Financial income (loss)	(876)	—	(876)

Reclassifications presented in the statements of consolidated cash flows

	For the year ended December 31, 2017
(Amounts in thousands of euros)	Published	Presentation	Non-cash impacts	Revised
Net loss for the period	(26,143)	—	—	(26,143)
Depreciation, amortization and provisions	404	(404)	—	—
Depreciation and amortization	—	489	—	489
Provisions	—	(85)	119	33
Expenses related to share-based payments	2,605	—	—	2,605
Cost of net debt	108	—	27	135
Loss on disposals	322	—	—	322
Impact on deferred income related to financial liabilities discounting effect	—	—	(84)	(84)
Cash flows used in operations, before tax and changes in working capital	(22,704)	—	62	(22,643)
(Increase) / Decrease in trade receivables	(164)	—	—	(164)
(Increase) / Decrease in other receivables	(124)	99	31	6
Increase in trade payables	786	—	—	786
Increase in other current liabilities	1,173	46	(24)	1,195
Decrease in current provision for disputes	—	—	(129)	(129)
Changes in operating working capital	1,671	145	(122)	1,694
Net cash flows used in operating activities	(21,033)	145	(60)	(20,949)

Investments	(1,464)	1,464	—	—
Acquisitions of intangible assets	—	(98)	—	(98)
Acquisitions of property, plant and equipment	—	(1,339)	—	(1,339)
Addition in non-current financial assets	—	(126)	—	(126)
Net cash flows from (used in) investing activities	(1,464)	(99)	—	(1,563)

	For the year ended December 31, 2017
(Amounts in thousands of euros)	Published	Presentation	Non-cash impacts	Revised

Capital increases	53,140	—	—	53,140
Warrants subscription	57	—	—	57
Transaction costs	(3,601)	—	—	(3,601)
Increase in loans	(143)	(45)	—	(188)
Decrease in conditional advances	(840)	(2)	—	(842)
Decrease in borrowings	31	—	(31)	—
Interest paid	(108)	—	91	(17)
Net cash flows from financing activities	48,534	(46)	60	48,549

Effect of exchange rates changes on cash	117	—	—	117

Net increase (decrease) in cash and cash equivalents	26,154	—	—	26,154

Note 4. Significant transactions

4.1 PharmaEngine Contract

In August 2012, the Company entered into an Exclusive License and Collaboration Agreement with PharmaEngine, a biopharmaceutical company specializing in the development of new drugs for the treatment of cancer in Asia. Under the terms of the agreement (which was amended in 2014), PharmaEngine will receive the exclusive right to further develop NBTXR3 to obtain regulatory approval, leverage the data generated by the Company’s development activities and commercialize NBTXR3 in multiple countries throughout the Asia-Pacific region. Under this agreement, PharmaEngine is responsible for developing (non-clinical and clinical research) and commercializing NBTXR3 throughout the contractual territory, and making certain development and minimum commercial milestone payments to the Company.

Key provisions of the License and Collaboration Agreement include:

■	An exclusive perpetual license, with the right to sublicense the Company’s technology in order to exploit or have NBTXR3 exploited and use the Company’s trademark in connection with the exploitation of NBTXR3 in the contractual territory (with exploitation including, among others, developing, obtaining and maintaining regulatory approval, commercializing, distributing, promoting and marketing);
■	The Company’s commitment to furnish PharmaEngine with the know-how necessary and useful to develop and commercialize NBTXR3 in the contractual territory, know-how meaning any results of experimentation and pre-clinical, clinical and non-clinical trial data by providing PharmaEngine with access to an electronic data platform; and
■	The Company’s commitment to supplying or having supplied PharmaEngine with all quantities of NBTXR3 required and used by PharmaEngine for clinical testing and subsequent commercialization if and when regulatory approvals are obtained.

In return, PharmaEngine commits to use commercially reasonable efforts to develop NBTXR3 in the contractual territory at PharmaEngine’s cost.

Under the License and Collaboration Agreement, the Company has received and/or is entitled to receive:

■	A $1.0 million up-front payment on signature of the contract, fully received in 2012;
■	Development milestone payments, including milestones related to key stages of product development, first filing for regulatory approval, and first regulatory approval in the contractual territory;
■	Commercial milestone payments based on specified sales thresholds;

■	High single to up to low double-digit royalties based on net product sales in the Asia-Pacific region; and,
■	Payments for the supply of NBTXR3.

Potential development and commercial milestone payments amount to an aggregate of up to $56 million.

The Company and PharmaEngine amended the agreement in October 2014, as part of which PharmaEngine agreed:

■	To join the global pivotal clinical trial of NBTXR3 for the treatment of Soft Tissue Sarcoma sarcoma initiated by the Company in the Asia-Pacific area, with each party committing itself to share clinical trial results in order to increase the tested population and to accelerate growth and value creation; and
■	To pay the first development milestone ($1 million, received by the Company in 2014) and share external clinical research organization costs charged to the Company in proportion to its contribution in recruiting the patient population included in the clinical trial.

See Note 15 for additional detail regarding the Company’s accounting policy applied to the License and Collaboration Agreement.

4.2 Financing Agreement with the European Investment Bank

In July 2018, the Company signed a non-dilutive financing agreement with the EIB to borrow up to €40 million in order to fund its research, development and innovation activities related to NBTXR3 in various therapeutic indications, subject to achieving a set of agreed-upon performance criteria. This financing is divided in three tranches:

-	a first tranche of €16 million, received in October 2018, subject to a 6% fixed interest rate and that will be fully repaid within five years of disbursement;
-	a second tranche of €14 million, received in March 2019, subject to a 5% fixed interest rate, that will be fully repaid after a period of five years, which begins within two years of disbursement; and
-	a final tranche of €10 million, subject to a 4% fixed interest rate, that will be fully repaid after a period of five years, which begins within one year of disbursement.

In this financing agreement, the Company also entered into a “royalties agreement” pursuant to which the Company agreed to pay each year to the EIB an additional royalties fee indexed on the Company’s annual sales turnover during the six-year period beginning on January 1, 2021.

In the event the EIB loan is repaid early, or in the event of a change of control after repayment of the loan, the amount of royalties due will be equal to the net present value of the royalties as determined by an independent expert, such amount not to be less than €35.0 million.

Note 5. Intangible assets

Accounting policies

In accordance with IAS 38 – Intangible Assets, intangible assets are carried at their acquisition cost.

Research and Development costs

Research costs are recorded in expenses in the period during which they are incurred. Under IAS 38 – Intangible Assets, development costs may only be capitalized as intangible assets if the following criteria are met:

(a)	it is technically feasible to complete the development of the intangible asset so that it will be available for use or sale;
(b)	the Company intends to complete the development of the intangible asset and use or sell it;
(c)	the Company has the ability to use or sell the intangible asset;
(d)	it is probable that the intangible asset will generate future economic benefits;

(e)	adequate technical, financial and other resources are available to complete the development of the intangible asset; and
(f)	the Company is able to reliably measure the expenditures attributable to the development of the intangible asset.

The Company believes that because of the risks and uncertainties related to the grant of regulatory approval for the commercialization of its product candidates, the technical feasibility of completing its development projects will only be demonstrated when requisite approvals are obtained for the commercialization of products. Accordingly, pursuant to IAS 38, the Company has recognized all of its research and development costs incurred as an expense in 2018 and prior periods.

Patents

Costs incurred by the Company in connection with the filing of patent applications are recognized as an expense until such time as the relevant patents are obtained, in line with the treatment of research and development costs. Once the patents are obtained from relevant authorities, their related patent costs are amortized on a straight-line basis over a period of five years. The useful life of the patents are reassessed each year, according to IAS 36.

Software

The costs of acquiring software licenses are recognized as assets on the basis of the costs incurred to acquire and implement the software to which the license relates. These costs are amortized on a straight-line basis over the life of the license.

Recoverable amount of intangible assets

Intangible assets with a definite useful life are tested for impairment when there are events or changes in circumstances that indicate that the asset might be impaired. Impairment tests involve comparing the carrying amount of an intangible asset with its recoverable amount. The recoverable amount of an asset is the higher of (i) its fair value less costs to sell and (ii) its value in use. If the recoverable amount of any asset is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Detail of intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of January 1, 2018	Increases	Decreases	Transfer	As of December 31, 2018
Patents	65	—	—	—	65
Software	202	90	—	—	293
Other intangible assets	35	—	—	(35)	—
Gross book value of intangible assets	302	90	—	(35)	358
Patents	(65)	—	—	—	(65)
Software	(101)	(90)	—	—	(191)
Accumulated depreciation of intangible assets(1)	(166)	(90)	—	—	(256)
Net book value of intangible assets	136	—	—	(35)	102
(1)	Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

(in thousands of euros)	As of January 1, 2017	Increases	Decreases	Transfer of Asset in Progress	As of December 31, 2017
Patents	65	—	—	—	65
Software	71	63	—	68	202
Other intangible assets	68	35	—	(68)	35
Gross book value of intangible assets	204	98	—	—	302
Patents	(65)	—	—	—	(65)
Software	(67)	(35)	—	—	(101)
Accumulated depreciation of intangible assets(1)	(132)	(35)	—	—	(166)
Net book value of intangible assets	72	63	—	—	136
(1)	Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 — Impairment of Assets in the periods presented.

Note 6. Property, plant and equipment

Accounting policies

Property, plant and equipment are recorded at their acquisition cost. Major renovations and improvements necessary to bring an asset to the working condition for its use as intended by the Company’s management are capitalized. The cost of repairs, maintenance and other renovation work is expensed as incurred.

Property, plant and equipment are depreciated on a straight-line basis according to the estimated useful life of the relevant assets.

The depreciation periods used are as follows:

-	General fixtures and fittings, building work: 5 to 10 years;
-	Technical installations, equipment and industrial tooling: 3 to 10 years; and
-	Office and IT equipment and furniture: 1 to 10 years.

Recoverable amount of property, plant and equipment

Property, plant and equipment with a definite useful life are tested for impairment when there are events or changes in circumstances that indicate that the asset might be impaired. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount of an asset is equal to the higher of (i) its fair value less costs to sell and (ii) its value in use.

Detail of property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of January 1, 2018	Increases	Decreases	Transfer of assets in progress	Currency translation	As of December 31, 2018
Fixtures, fittings and installations	2,166	135	—	179	—	2,480
Technical equipment	1,868	57	—	—	—	1,925
Office and IT equipment	616	206	(1)	6	1	828
Transport equipment	32	—	—	—	1	33
Tangible assets in progress	163	16	—	(179)	—	—
Prepayments on tangible assets	—	2	—	—	—	2

(in thousands of euros)	As of January 1, 2018	Increases	Decreases	Transfer of assets in progress	Currency translation	As of December 31, 2018
Gross book value of tangible assets	4,845	416	(1)	6	2	5,268
Fixtures, fittings and installations	(527)	(223)	—	—	—	(750)
Technical equipment	(953)	(170)	—	—	—	(1,123)
Office and IT equipment	(358)	(125)	—	—	—	(483)
Transport equipment	(16)	(12)	1	—	(1)	(28)
Accumulated depreciation of tangible assets(1)	(1,854)	(529)	1	—	(1)	(2,384)
Net book value of tangible assets	2,990	(113)	—	6	1	2,884
(1)	Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

In 2018, the Company acquired IT equipment to meet the increased staffing level, and pursue the improvements to its premises to support its current and future development.

(in thousands of euros)	As of January 1, 2017	Increases	Decreases	Currency translation	As of December 31, 2017
Fixtures, fittings and installations	1,222	957	(12)	—	2,166
Technical equipment	2,243	50	(425)	—	1,868
Office and IT equipment	451	169	(4)	(1)	616
Transport equipment	36	—	—	(4)	32
Tangible assets in progress	—	163	—	—	163
Gross book value of tangible assets	3,952	1,339	(441)	(5)	4,845
Fixtures, fittings and installations	(387)	(144)	3	—	(527)
Technical equipment	(858)	(209)	114	—	(953)
Office and IT equipment	(269)	(90)	2	—	(358)
Transport equipment	(6)	(11)	—	1	(16)
Accumulated depreciation of tangible assets(1)	(1,520)	(455)	119	1	(1,854)
Net book value of tangible assets	2,432	884	(322)	(4)	2,990
(1)	Expenses for the period are detailed in Note 16.4 Depreciation, amortization and provisions expenses

In 2017, the Company acquired laboratory equipment to pursue its development programs for €50 thousand. It also made improvements to its premises in an amount of €957 thousand to support its current and future development, including €500 thousand in laboratory equipment and improvements at the Company’s new manufacturing facility. Moreover, the Company purchased €169 thousand of office and IT equipment, mainly composed of €106 thousand of IT equipment. Tangible assets in progress represent equipment under construction at the Company’s manufacturing site in Villejuif, France. For office and IT equipment, currency translation adjustments are due to the currency translation of the U.S. entity’s fixed assets.

Note 7. Non-current financial assets

Accounting policies

Non-current financial assets are recognized and measured in accordance with IFRS 9 – Financial Instruments.

Pursuant to IFRS 9 – Financial Instruments, financial assets are classified in two categories according to their nature and the intention of management:

■	Financial assets at fair value through profit or loss; and
■	Financial assets at amortized cost.

All regular way purchases and sales of financial assets are recognized at the settlement date.

Financial assets at fair value through profit or loss

This category includes marketable securities, cash and cash equivalents. They represent financial assets held for trading purposes, i.e., assets acquired by the Company to be sold in the short term. They are measured at fair value and changes in fair value are recognized in the consolidated statements of income (loss) as financial income or expense, as applicable.

Financial assets at amortized cost

This category includes other financial assets (non-current), trade receivables (current) and other receivables and related accounts (current). Other financial assets (non-current) include advances and deposits granted to third parties as well as term deposits, which are not considered as cash equivalents.

Financial assets at amortized cost primarily consist of deposits and guarantees, restricted cash, trade receivables, other receivables, conditional advances and loans. They are non-derivative financial assets with fixed or determinable payments that are not listed on an active market. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset, except trade receivables that are initially recognized at the transaction price as defined in IFRS 15.

After initial recognition, these financial assets are measured at amortized cost using the effective interest rate method when both of the following conditions are met:

(a)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
(b)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Gains and losses are recorded in the consolidated statements of income (loss) when they are derecognized, subject to modification of contractual cash flows and/or impaired.

IFRS 9 – Financial Instruments requires an entity to recognize a loss allowance for expected credit losses on a financial asset at amortized cost at each statement of financial position date. The amount of the loss allowance for expected credit losses is equal to: (i) the 12-month expected credit losses or (ii) the full lifetime expected credit losses. The latter applies if credit risk has increased significantly since initial recognition of the financial instrument. An impairment is recognized, where applicable, on a case–by–case basis to take into account collection difficulties which are likely to occur based on information available at the time of preparation of the financial statements.

Bad debts are written off when certain and precise evidence shows that recovery is impossible, and existing credit loss allowance is released.

Financial assets and liabilities are monitored for any indication of impairment. Under IFRS 9 – Financial Instruments, the impairment model is based on the accounting for expected credit losses during the life of the financial assets. A financial asset is impaired if its credit risk, determined with both historic and prospective data, increased significantly since its initial booking. The loss will be recorded to the statement of consolidated operations.

Loans and receivables also include security deposits, which are classified on the statements of financial position as non-current financial assets.

Detail of non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Liquidity contract - Cash account(1)	Other long- term investments pledged as collateral	Security deposits paid	Total
Net book value as of January 1, 2017	242	500	334	1,076
Additions	31	—	126	157
Currency translation adjustments	—	—	(2)	(2)
Net book value as of December 31, 2017	273	500	459	1,232
Additions	—	—	7	7
Decreases	(97)	(500)	(83)	(681)
Currency translation adjustments	—	—	1	1
Net book value as of December 31, 2018	176	—	383	558
(1)	See Note 10.2 Treasury shares

In 2018, non-current financial assets decreased by €674 thousand compared to 2017. After fully repaying a loan from BNP Paribas, the Company retrieved €500 thousand of BNP Paribas fund units that had been pledged as collateral, which accounts for most of the decrease during the year ended December 31, 2018.

The decrease in the liquidity contract – cash account corresponds to the balance of the treasury shares transactions whose counterpart is recorded as capital on the “treasury shares” line.

In 2017, non-current financial assets increased by €157 thousand due to additional treasury shares of €31 thousand for the liquidity contract and an increase in security deposits paid of €126 thousand related to the new leases signed in 2017 for the Company’s facilities in Paris and Villejuif, France.

Note 8. Trade receivables and other current assets

Accounting policies for trade receivables and other current assets are described in Note 7.

8.1 Trade receivables

Trade receivables relate mainly to invoices issued to PharmaEngine, in connection with the charging-back of shared external clinical research organization costs under the Company’s exclusive license and collaboration agreement with PharmaEngine, as amended (see Note 4.1 for more detail on the license and collaboration agreement).

(in thousands of euros)	As of December 31, 2018	As of December 31, 2017
Trade receivables	25	169
Trade and other receivables	25	169

Trade receivables break down as follows:

(in thousands of euros)	As of December 31, 2018	As of December 31, 2017
Due in 3 months or less	25	169
Due between 3 and 6 months	—	—
Due between 6 and 12 months	—	—
Due after more than 12 months	—	—
Trade receivables	25	169

8.2 Other current assets

Other current assets break down as follows:

(in thousands of euros)	As of December 31, 2018	As of December 31, 2017
Research tax credit receivable	3,251	3,259
VAT receivable	1,104	793
Prepaid expenses	1,095	999
Grant receivables	—	117
Other receivables	972	558
Other current assets	6,422	5,727

As of December 31, 2018, prepaid expenses related mainly to €215 thousand paid by us for research agreements, €200 thousand of charges paid in connection with clinical trials and €114 thousand of rent.

As of December 31, 2017, prepaid expenses related mainly to amounts paid in connection with a research collaboration between Nanobiotix Corp. and the Massachusetts Institute of Technology for €388 thousand, €150 thousand for clinical trials, €112 thousand of rent, €84 thousand of insurance charges and €76 thousand for advisory fees.

Other receivables increased by €414 thousand as a result of higher advances paid to suppliers in 2018 as compared to 2017.

Research tax credit

The Company receives a research tax credit (Crédit d’Impôt Recherche, or “CIR”) from the French tax authorities. See Note 15 for additional details on the CIR research tax credit.

The research tax credit for each of 2018 and 2017 was €3.3 million. The 2018 research tax credit is expected to be collected by the Company in the second half of 2019.

The change in CIR receivables breaks down as follows:

(in thousands of euros)
Receivable as of January 1, 2017	3,717
Refund of 2016 research tax credit	(3,717)
2017 research tax credit	3,259
Receivable as of December 31, 2017	3,259
Refund of 2017 research tax credit	(3,243)
Adjusted charge for 2017 research tax credit	(17)
2018 research tax credit	3,251
Receivable as of December 31, 2018	3,251

Note 9. Cash and cash equivalents

Accounting policy

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other reasons. They are easily converted into known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents consist of liquid assets that are available immediately and term deposits.

Cash equivalents are measured at amortized cost.

Detail of cash and cash equivalents

(in thousands of euros)	As of December 31, 2018	As of December 31, 2017
Short-term bank deposits	11,503	10,914
Cash and bank accounts	24,700	36,299
Net cash and cash equivalents	36,203	47,212

Short-term bank deposits mainly comprise interest-bearing term deposits held as part of the Company’s financial management strategy, that may be converted to cash without any substantial penalty.

As of December 31, 2018, net cash and cash equivalents amounted to €36.2 million, as compared with €47.2 million as of December 31, 2017. This decrease is mainly due to the fact that the Company completed two successive capital increases during the year ended December 31, 2017, while it did not raise capital during 2018, with the cash being used to fund ongoing operations. This is partially offset by the funding received under the EIB loan in 2018.

Note 10. Share Capital

10.1 Capital issued

Accounting policies

Ordinary shares are classified in shareholders’ equity. The cost of equity transactions that are directly attributable to the issue of new shares or options is recognized in shareholders’ equity as a deduction from the proceeds of the issue.

Detail of share capital transactions

(in thousands or number of shares) Date	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
January 1, 2017		479	74,296	15,965,272
February 3, 2017	Subscription of 2016 warrants	—	16	—
March 10, 2017	Subscription of 2017 warrants	—	9	—
March 12, 2017	Subscription of 2017 warrants	—	11	—
March 15, 2017	Subscription of 2017 warrants	—	6	—
March 31, 2017	Subscription of 2017 warrants	—	15	—
April 11, 2017	Capital increase	48	25,097	1,597,527
April 11, 2017	Cost of capital increase	—	(1,774)	—
July 13, 2017	Exercise of 2016 stock options	0	52	4,000
July 19, 2017	Exercise of 2016 founders’ warrants	0	5	333
August 1, 2017	Exercise of 2012 founders’ warrants	4	749	125,452
November 2, 2017	Capital increase	58	27,127	1,941,789
November 2, 2017	Cost of capital increase	—	(1,827)	—
December 31, 2017		589	123,782	19,633,373
May 14, 2018	Subscription of 2018 warrants	—	13	—
June 1, 2018	Subscription of 2018 warrants	—	6	—
June 3, 2018	Subscription of 2018 warrants	—	5	—
June 6, 2018	Subscription of 2018 warrants	—	21	—
June 30, 2018	Grant of 2018 free shares	—	(12)	—
August 28, 2018	Subscription of 2018 warrants	—	14	—
August 28, 2018	Grant of 2018 free shares	—	(0)	—
December 31, 2018	U.S. initial public offering costs	—	(1,030)	—
December 31, 2018		589	122,799	19,633,373

As of December 31, 2018, the Company’s share capital was €589 thousand divided into 19,633,373 fully paid in ordinary shares, each with a par value of €0.03, unchanged from December 31, 2017.

As of December 31, 2018, €1.0 million of transaction costs had been recorded related to the Company’s expected initial public offering in the United States and are recognized as a reduction to premiums related to share capital. In 2018, €0.3 million was paid and €0.7 million was recorded as accrued expenses.

10.2 Treasury shares

On December 31, 2018, the Company held 13,144 treasury shares under a liquidity contract, compared to 7,984 as of December 31, 2017, which complies with the general regulations of, and market practices accepted by, the French Financial Markets Authority (AMF), entered into following the Company’s French initial public offering in 2012. These shares were deducted from IFRS equity in the amount of €124 thousand as of December 31, 2018 and €27 thousand as of December 31, 2017, respectively.

10.3 Founders’ warrants, warrants, stock options and free shares

Accounting policies

Accounting policies for share-based payments are described in Note 17.

Detail of change in founders’ warrants, warrants, stock options and free shares

As of December 31, 2018 and 2017, the Company had the following type of equity plans in place: warrant (BSA) plans, founders’ warrant (BSPCE) plans, stock option (SOA) plans, and free shares (AGA) plans. The following table summarizes activity in these plans during the years ended December 31, 2018 and 2017.

BSAs:

Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2018	Issued	Exercised	Forfeited	Outstanding at Dec. 31, 2018	Number of shares issuable
BSA 04-12	May 04, 2012	6.00	30,000	—	—	—	30,000	30,000
BSA 2013	April 10, 2013	6.37	6,000	—	—	—	6,000	6,000
BSA 2014	Sept. 16, 2014	17.67	10,000	—	—	—	10,000	10,000
BSA 2015-1	February 10, 2015	17.67	4,000	—	—	—	4,000	4,000
BSA 2015-1	February 10, 2015	17.67	17,000	—	—	—	17,000	17,000
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	64,000
BSA 2015-2(b)	June 25, 2015	19.54	6,000	—	—	—	6,000	6,000
BSA 2016	February 2, 2016	13.74	36,208	—	—	—	36,208	36,208
BSA 2016-2	November 3, 2016	15.01	8,000	—	—	—	8,000	8,000
BSA 2017	January 7, 2017	15.76	18,000	—	—	—	18,000	18,000
BSA 2018	March 6, 2018	13.55	—	18,000	—	—	18,000	18,000
BSA 2018-1	March 6, 2018	13.55	—	10,000	—	—	10,000	10,000
BSA 2018-2	July 27, 2018	16.102	—	5,820	—	—	5,820	5,820
Total			199,208	33,820	—	—	233,028	233,028
Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2017	Issued	Exercised	Forfeited	Outstanding at Dec. 31, 2017	Number of shares issuable
BSA 04-12	May 04, 2012	6.00	30,000	—	—	—	30,000	30,000
BSA 2013	April 10, 2013	6.37	6,000	—	—	—	6,000	6,000
BSA 2014	Sept. 16, 2014	17.67	10,000	—	—	—	10,000	10,000
BSA 2015-1	February 10, 2015	17.67	4,000	—	—	—	4,000	4,000
BSA 2015-1	February 10, 2015	17.67	17,000	—	—	—	17,000	17,000
BSA 2015-2(a)	June 25, 2015	19.54	64,000	—	—	—	64,000	64,000
BSA 2015-2(b)	June 25, 2015	19.54	6,000	—	—	—	6,000	6,000
BSA 2016	February 2, 2016	13.74	36,208	—	—	—	36,208	36,208
BSA 2016-2	November 3, 2016	15.01	—	8,000	—	—	8,000	8,000
BSA 2017	January 7, 2017	15.76	—	18,000	—	—	18,000	18,000
Total			173,208	26,000	—	—	199,208	199,208

BSPCEs:

Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2018	Issued	Exercised	Forfeited	Outstanding at Dec. 31, 2018	Number of shares issuable
BSPCE 2012-1	May 4, 2012	6.00	1,674,548	—	—	—	1,674,548	1,674,548
BSPCE 2012-2	December 18, 2012	6.63	100,000	—	—	—	100,000	100,000
BSPCE 04-2013	April 10, 2013	6.30	55,000	—	—	—	55,000	55,000
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	—	50,000	50,000
BSPCE 09-2014	September 16, 2014	18.68	92,100	—	—	—	92,100	92,100
BSPCE 2015-1	February 10, 2015	18.57	70,950	—	—	—	70,950	70,950
BSPCE 2015-3	June 10, 2015	20.28	41,383	—	—	(1,633)	39,750	39,750
BSPCE 2016	February 2, 2016	14.46	230,309	—	—	(9,342)	220,967	220,967
BSPCE 2017	January 7, 2017	15.93	288,350	—	—	(85,933)	202,417	202,417
Total			2,602,640	—	—	(96,908)	2,505,732	2,505,732
Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2017	Issued	Exercised	Forfeited	Outstanding at Dec. 31, 2017	Number of shares issuable
BSPCE 2012-1	May 4, 2012	6.00	1,800,000	—	(125,452)	—	1,674,548	1,674,548
BSPCE 2012-2	December 18, 2012	6.63	100,000	—	—	—	100,000	100,000
BSPCE 04-2013	April 10, 2013	6.30	55,000	—	—	—	55,000	55,000
BSPCE 08-2013	August 28, 2013	5.92	50,000	—	—	—	50,000	50,000
BSPCE 09-2014	September 16, 2014	18.68	93,433	—	—	(1,333)	92,100	92,100
BSPCE 2015-1	February 10, 2015	18.57	71,183	—	—	(233)	70,950	70,950
BSPCE 2015-3	June 10, 2015	20.28	44,233	—	—	(2,850)	41,383	41,383
BSPCE 2016	February 2, 2016	14.46	242,250	—	(333)	(11,608)	230,309	230,309
BSPCE 2017	January 7, 2017	15.93	—	289,400	—	(1,050)	288,350	288,350
Total			2,456,099	289,400	(125,785)	(17,074)	2,602,640	2,602,640

SOA:

Type	Grant Date	Exercise price (in euros)	Outstanding at Jan. 1, 2018	Issued	Exercised	Forfeited	Outstanding at Dec. 31, 2018	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	14,400	—	—	(14,000)	400	400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	7,850	—	—	(7,350)	500	500
OSA 2018	March 6, 2018	12.87	—	62,000	—	(4,000)	58,000	58,000
Total			26,250	62,000	—	(25,350)	62,900	62,900

Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2017	Issued	Exercised	Forfeited	Outstanding at Dec. 31, 2017	Number of shares issuable
OSA 2016-1	February 2, 2016	13.05	18,400	—	(4,000)	—	14,400	14,400
OSA 2016-2	November 3, 2016	14.26	4,000	—	—	—	4,000	4,000
OSA 2017	January 7, 2017	14.97	—	7,850	—	—	7,850	7,850
Total			22,400	7,850	(4,000)	—	26,250	26,250

AGA:

Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2018	Issued	Exercised	Forfeited	Outstanding at Dec. 31, 2018	Number of shares exercisable
AGA 2018	March 6, 2018	n.a.	—	396,250	—	(27,000)	369,250	369,250
AGA 2018 - 1	July 27, 2018	n.a.	—	6,000	—	—	6,000	6,000
Total			—	402,250	—	(27,000)	375,250	375,250

Warrants

At a meeting on March 6, 2018, the Executive Board, acting pursuant to the authorization granted at the annual shareholders’ meeting on June 14, 2017, granted 18,000 founders’ warrants to members of the Supervisory Board, each entitling the holder to subscribe to a defined number of ordinary shares with a par value of €0.03, at a price of €13.55. The holders subscribed to the warrants at the end of the subscription period on June 7, 2018.

At the same meeting, the Executive Board, acting pursuant to the authorization granted at the annual shareholders’ meeting on June 14, 2017, granted 10,000 founders’ warrants, to an external consultant to the Company, each entitling the holder to subscribe to a defined number of ordinary shares with a par value of €0.03, at a price of € 13.55. The holder subscribed to the warrants at the end of the subscription period, on June 7, 2018.

At a meeting on July 27, 2018, the Executive Board, acting pursuant to the authorization granted at the annual shareholders' meeting on May 23, 2018, granted 5,820 warrants to an external consultant to the Company, each entitling the holder to subscribe to a defined number of ordinary shares with a par value of €0.03, at a price of €16.102. The holder subscribed to the warrants at the end of the subscription period, on October 31, 2018.

Stock options

At a meeting on March 6, 2018, the Executive Board, acting pursuant to the authorization granted at the annual shareholders' meeting on May 23, 2018, granted 62,000 stock options to employees of the Company, each entitling the holder to subscribe to a defined number of ordinary shares with a par value of €0.03, at a price of €12.87. These stock options are divided into 12,000 stock options granted to employees and 50,000 stock options granted to the Chief Operating Officer (“COO”).

For the Company’s employees other than the COO, these stock options can be exercised during the ten years following the grant date, provided that the recipient is still an employee of the Company at the time of exercise, according to the following schedule:

-	One-third with effect from March 7, 2019;
-	One-third with effect from March 7, 2020; and
-	One-third with effect from March 7, 2021.

For the COO, these stock options can be exercised during the ten years following the grant date, provided that the recipient is still an employee of the Company at the time of exercise, according to the following schedule:

-	Two-thirds with effect from March 7, 2019; and
-	One-third with effect from March 7, 2020.

Free shares

At a meeting on March 6, 2018, the Executive Board, acting pursuant to the authorization granted at the annual shareholders’meeting on May 23, 2018, granted 396,250 free shares to the members of the Executive Board and employees of the Company, each with a par value of €0.03. The conditions for subscribing have been defined as follows:

For French Tax Residents (“2+1”):

-	An acquisition period of two years with effect from March 7, 2018. The granting conditions state that the subscriber must remain an employee of the Company during the acquisition period; and
-	A holding period of one year following the acquisition period.

For Foreign Tax Residents (“3+0”), there is an acquisition period of three years with effect from March 7, 2018, provided that the subscriber remains an employee of the Company during this acquisition period. No additional holding period is required.

Furthermore, the final subscription of the free shares allocated to the members of the Executive Board will depend on the achievement of clinical and strategic conditions in the head and neck study.

At a meeting on July 27, 2018, the Executive Board, acting pursuant to the authorization granted at the annual shareholders' meeting on May 23, 2018, granted 6,000 free shares to an employee of the Company, each with a par value of €0.03. The Executive Board decided on:

-	An acquisition period of two years with effect from July 27, 2018. The employee does not have to remain an employee of the Company during this period; and
-	A holding period of 1 year following the acquisition period.

The impact of share-based payments on income is discussed in Note 17.

Note 11. Provisions

Accounting policies

Provisions for contingencies and charges

Provisions for contingencies and charges reflect obligations resulting from various disputes and risks which due dates and amounts are uncertain, that the Company may face as part of its normal business activities.

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recorded in provisions is a best estimate of the outflow of resources that will be required to settle the obligation, discounted, if required, at year end.

Provisions for retirement obligations

Company employees receive the retirement benefits provided for by law in France:

-	Lump-sum retirement benefit paid by the Company to employees upon retirement (defined benefit plan); and

-	Pension benefits paid by social security agencies, which are financed through employer and employee contributions (State defined contribution plan).

The cost of retirement benefits payable under defined benefit plans is estimated using the projected credit unit cost method.

Based on this method, the cost of retirement is recorded in income such that the amount is distributed uniformly over the term of the employee’s career. Past service cost related to non-vested benefits is recognized as an expense (increase in the benefits granted) or as income (reduction in the benefits granted) when the plan amendment or curtailment occurs. Actuarial gains and losses are recognized directly and in full in other comprehensive income (loss) under equity. Retirement benefit obligations are measured at the present value of future estimated payments by reference to market yields on high quality corporate bonds with a maturity equivalent to that estimated for the plan. The Company uses experts to carry out an annual review of the measurement of the plans.

The Company’s payments to defined contribution plans are recognized as expenses in each period to which they relate.

As of December 31, 2018 the Company updated the parameters for calculating the lump-sum retirement benefit plan to take recent changes into account. The salary increase rate, staff turnover and discount rate were all updated.

Detail of provisions

(in thousands of euros)	As of January 1, 2018	Increases	Decreases(1)	As of December 31, 2018
Lump-sum retirement benefits	233	104	—	337
Non-current provisions	233	104	—	337
Provisions for disputes	105	—	(50)	55
Current provisions	105	—	(50)	55
Total provisions	338	104	(50)	392

(1) See Statement of consolidated cash flows and Note 16.4 for the nature of these decreases

(in thousands of euros)	As of January 1, 2017	Increases	Decreases(1)	As of December 31, 2017
Lump-sum retirement benefits	175	58	—	233
Non-current provisions	175	58	—	233
Provisions for disputes	249	—	(144)	105
Current provisions	249	—	(144)	105
Total provisions	424	58	(144)	338

(1) See Statement of consolidated cash flows and Note 16.4 for the nature of these decreases

11.1 Current provisions

Provisions for disputes comprise employee disputes in progress. The decrease during 2018 of €50 thousand was due to payments that occurred during the year.

The amount of provisions for disputes were reduced by €144 thousand during 2017 due to a payment made during the year.

11.2 Non-current provisions

Commitments for retirement benefits

(in thousands of euros)	As of December 31, 2018	As of December 31, 2017
Provision as of beginning of period	233	175
Expense for the period	55	48
Actuarial gains or losses recognized in other comprehensive income	48	10
Provision as of end of period	337	233

The assumptions used to measure lump-sum retirement benefits are as follows:

Measurement date	December 31, 2018	December 31, 2017
Retirement assumptions	Management: Age 66 Non-management: Age 64	Management: Age 66 Non-management: Age 64
Social security contribution rate	43%	43%
Discount rate	1.81%	1.81%
Mortality tables	Regulatory table INSEE 2011-2014	Regulatory table INSEE 2011-2013
Salary increase rate (including inflation)	2.5%	2.5%
Staff turnover	Constant average rate of 3.71%	Constant average rate of 4%
Duration	19 years	20 years

The rights granted to Company employees are defined in the Collective Agreement for the Pharmaceutical industry (manufacturing and sales of pharmaceutical products).

The staff turnover rate was determined using a historical average over the 2013-2016 period.

Note 12. Financial liabilities

Accounting policies

The Company receives assistance in the form of grants, conditional advances and interest-free loans.

Under IFRS, a repayable advance that does not require the payment of annual interest is considered to be an interest-free loan. The difference between the amount of the advance at historical cost and the advance discounted at the Company’s average borrowing rate is considered to be a government grant. These grants are deferred over the estimated duration of the projects they finance.

The long-term (more than one year) portion of conditional advances is recognized in non-current financial liabilities and the short-term portion in current financial liabilities.

Grants are recognized as Grants receivable as soon as the assurance that the payment will be received is obtained and not when actual payment is made. A portion of the grants is then recognized in Deferred income to the extent that the related expenditures have not yet been made.

Non-repayable conditional loans are treated as government grants when there is reasonable assurance that the Company will comply with the conditions for non-repayment. Otherwise, they are classified in liabilities.

Government grants made available to offset expenses or losses already incurred, or as immediate financial assistance to the Company with no future related costs, are recognized in income in the period in which the grant is allocated.

Financial liabilities are recognized and measured in accordance with IFRS 9 – Financial Instruments. Financial liabilities, including trade and other payables are valued at amortized cost.

Financial liabilities at amortized cost

Loans and other financial liabilities are initially measured at their fair value, then at amortized cost, calculated using the effective interest rate method.

Transaction costs directly attributable to the acquisition or issuance of financial liabilities are deducted from the financial liabilities. The costs are then amortized on an actuarial basis over the life of the liability using the effective interest rate, namely the rate that exactly discounts estimated future cash flows to the net carrying amount of the financial liability in order to determine its amortized cost.

(in thousands of euros)	As of December 31, 2018	As of December 31, 2017
Bank loan - Short term	—	428
Repayable advances OSEO/BPI loan - Short term	500	341
Total current financial liabilities	500	770
Bank loan - Long term	—	—
EIB loan - Long term	16,730	—
Repayable advances OSEO/BPI loan - Long term	3,291	3,747
Total non-current financial liabilities	20,021	3,747
Total financial liabilities	20,521	4,517

In April 2015, the Company borrowed €2.5 million under a variable-rate bank loan. The principal amount was repayable quarterly over a period of three years, including an acceleration clause should the Company’s cash fall below €10 million. As of December 31, 2018, the loan has been fully repaid.

The Company receives repayable advances from Banque Publique d’Investissement (formerly known as OSEO Innovation). The advances are interest-free and are fully repayable in the event of technical and/or commercial success. In 2018, the Company was informed that the initial date of reimbursement of the OSEO repayable advance was deferred for 18 months. The amount to be reimbursed corresponds to the amount received to date, €2.1 million.

In July 2018, the Company obtained a loan from the EIB. The loan could reach a maximum amount of €40 million, divided in three tranches. The first tranche, with a nominal value of €16 million, was received in October 2018 and will be repaid in full in 2023. The accumulated fixed-rate interest related to this tranche will be paid at the same time. Pursuant to the terms of the loan, the Company is also required, during the six year period following January 1, 2021, to pay additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the annual sales turnover (see Note 4.2).

12.1 Conditional advances, bank loan and loans from government and public authorities

The table below shows the detail of liabilities recognized on the statements of financial position by type of conditional advances, bank loan and loans from government and public authorities:

Conditional advances and loans from government and public authorities

(in thousands of euros)	OSEO 3	BPI	Interest- free BPI loan	EIB Loan	Total
As of January 1, 2017	424	1,903	1,835	—	4,163
Impact of discounting and accretion	10	27	44	—	81
Accumulated fixed interest expense accrual	—	32	—	—	32
Repayment	(188)	—	—	—	(188)
As of December 31, 2017	247	1,962	1,880	—	4,088

(in thousands of euros)	OSEO 3	BPI	Interest- free BPI loan	EIB Loan	Total
Principal received	—	—	—	16,000	16,000
Impact of discounting and accretion	3	122	45	(223)	(53)
Accumulated fixed interest expense accrual	—	32	—	211	243
Accumulated variable interest expense accrual	—	—	—	742	742
Repayment	(250)	—	(250)	—	(500)
As of December 31, 2018	—	2,116	1,675	16,730	20,521

Bank loan

(in thousands of euros)	BNP
As of January 1, 2017	1,273
Financial expenses on liabilities	14
Repayment of principal	(842)
Payment of interest	(17)
As of December 31, 2017	428
Financial expenses on liabilities	—
Repayment of principal	(427)
Payment of interest	(1)
As of December 31, 2018	—

12.2 Due dates of the financial liabilities

The due dates for repayment of the advances and loans at their nominal value and including fixed-rate interest accrued at December 31, 2018 are as follows:

	As of December 31, 2018
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
BPI	—	—	800	1,618
Interest-free BPI loan	500	1,000	250	—
EIB fixed rate loan	—	—	16,211	—
Total	500	1,000	17,261	1,618

Note 13. Trade payables and other current liabilities

13.1 Trade and other payables

Accounting policies

Accounting policies for Trade and other payables are described in Note 12, “Financial liabilities.”

Accrued expenses

Taking into account the time lag between the time at which treatment costs are incurred in studies or clinical trials and the time at which such costs are invoiced, the Company estimates an amount of accrued expenses to record in the financial statements at each reporting date.

The treatment costs for patients were estimated for each study based on contracts signed with clinical research centers conducting the trials, taking into account the length of the treatment and the date of injection of each patient. The total amount estimated for each study has been reduced by the amount of invoices received at the closing date.

Details of trade and other payables

(in thousands of euros)	As of December 31, 2018	As of December 31, 2017
Accrued expenses - clinical trials	1,973	1,806
Other trade payables	4,536	3,337
Total trade and other payables	6,509	5,144

Trade payables are not discounted, as none of the amounts were due in more than one year.

13.2 Other current liabilities

(in thousands of euros)	AS of December 31, 2018	As of December 31, 2017
Tax liabilities	180	230
Payroll tax and other payroll liabilities	3,928	2,630
Other payables	425	686
Other current liabilities	4,530	3,546

Payroll tax and other payroll liabilities consist primarily of payroll taxes and vacation days.

Payroll tax and other payroll liabilities increased as a result of the recognition over the period of an accrual of €485 thousand related to employer costs to be paid on free shares granted in 2018.

Other payables mainly include:

-	Rent accrual for an amount of €183 thousand as of December 31, 2018, compared to €205 thousand as of December 31, 2017;
-	Accrued income of €93 thousand as of December 31, 2018, compared to an aggregate amount of €344 thousand related to the OSEO advance and BPI loan as of December 31, 2017; and
-	A €72 thousand grant to be received by the Company as of December 31, 2017 in connection with the European Enatrans consortium, the objective of which is to improve the visibility of the European nanomedicine sector. The Company expects to receive a total grant of €408 thousand over three years. No accrued income related to this grant has been recorded as of December 31, 2018 since this project was completed in 2018.

Note 14. Financial instruments included in the statement of financial position and impact on income

Accounting policies

Accounting policies for financial instruments included in the statements of financial position and impact on income are described in Note 7, “Non-current financial assets”, Note 8, “Trade receivables and other current assets”, Note 9, “Cash and cash equivalents” and Note 12, “Financial liabilities”.

Detail of financial instruments included in the statements of financial position and impact on income

	As of December 31, 2018(1)
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value
Non-current financial assets
Non-current financial assets	558	176	383	558
Trade receivables	25	—	25	25
Cash and cash equivalents	36,203	—	36,203	36,203
Total assets	36,787	176	36,611	36,787

	As of December 31, 2018(1)
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value
Financial liabilities
Non-current financial liabilities	20,021	—	20,021	20,021
Current financial liabilities	500	—	500	500
Trade payables and other payables	6,509	—	6,509	6,509
Total liabilities	27,030	—	27,030	27,030

(1) Following the adoption of the new standard IFRS 9 as of January 1, 2018, the category previously mentioned "Loan and receivables" is now included in the new category "Financial assets and liabilities carried at amortized cost."

	As of December 31, 2017
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Loans and receivables	Assets and liabilities carried at amortized cost	Fair value
Financial assets
Non-current financial assets	1,232	273	959	—	1,232
Trade receivables	169	—	169	—	169
Cash and cash equivalents	47,212	47,212	—	—	47,212
Total assets	48,614	47,485	1,128	—	48,614

Financial liabilities
Non-current financial liabilities	3,747	—	—	3,747	3,747
Current financial liabilities	770	—	—	770	770
Trade payables and other payables	5,144	—	—	5,144	5,144
Total liabilities	9,660	—	—	9,660	9,660

The impact on income (loss) is as follows:

(in thousands of euros)	For the year ended December 31, 2018	For the year ended December 31, 2017
Cost of gross debt	53	(81)
Income from cash equivalents	34	33
Total fair value through profit or loss	87	(48)

Management of financial risks

The principal financial instruments held by the Company are instruments classified as cash and cash equivalents. These instruments are managed with the objective of enabling the Company to finance its business activities. The Company’s policy is to not to use financial instruments for speculative purposes. It does not use derivative financial instruments.

The principal risks faced by the Company are liquidity, foreign currency exchange, interest rate and credit risks.

Liquidity risk

Given the amount of cash and cash equivalents held by the Company as of December 31, 2018 (see Note 9), the Company does not believe that it is exposed to short-term liquidity risk.

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is derived almost entirely from intragroup transactions between Nanobiotix S.A. and its U.S. subsidiary, for which the functional currency is the U.S. dollar, as well as trade relations with customers and suppliers outside the euro zone.

At this stage of its development, the Company does not use hedging to protect its business against exchange rate fluctuations. However, a significant increase in its business activity could lead to a greater exposure to foreign currency exchange risk. If this occurs, the Company may implement a suitable hedging policy for these risks.

The following table shows the impact of a 10% increase or decrease in the exchange rate between the euro and the U.S. dollar, calculated on the amounts of capital contributions and loans to the Company’s U.S. subsidiary as of December 31, 2017 and December 31, 2018.

	For the year ended December 31, 2018
Impact (in thousands of euros)	Net income		Equity
	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	29	(29)	178	(178)
Total	29	(29)	178	(178)
	For the year ended December 31, 2017
Impact (in thousands of euros)	Net income		Equity
	Increase	Decrease	Increase	Decrease
USD / Euro exchange rate	71	(71)	43	(43)
Total	71	(71)	43	(43)

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the quality of the relevant financial institutions.

Customer credit risk is limited, due in part to low trade receivables as of December 31, 2018 and in part to the public authority’s high credit rating for other receivables.

Interest rate risk

The Company’s exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of money market mutual funds (SICAVs). Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.

In 2018, the Company entered into a loan agreement with the EIB pursuant to which the Company may borrow a total of up to €40 million, divided in three disbursement tranches. In addition to the fixed interest rate of 6% for the first tranche (5% and 4%, respectively, for the second and third tranches), the Company also committed, for a period of 6 years beginning on January 1, 2021, to pay additional interest in the form of royalties, calculated according to the number of tranches that have been withdrawn and indexed on the Company’s annual sales turnover. Because the interest rate on the loan does not depend on market performance, the exposure of the Company to interest rate and market risk is deemed low (see Note 4.2).

In the event the EIB loan is repaid early, or in the event of a change of control after repayment of the loan, the amount of royalties due will be equal to the net present value of the royalties as determined by an independent expert, such amount not to be less than €35.0 million. As the variable rate of any such royalties due will depend not on the performance of the financial markets, but on our performance, our exposure to interest rate and market risk is deemed low.

Fair value

The fair value of financial instruments traded on an active market is based on the market price on the reporting date. The market prices used for the financial assets held by the Company are the bid prices in the market on the measurement date.

The carrying value of receivables and current liabilities is assumed to approximate their fair value.

Note 15. Revenues and other income

Accounting policies

Revenues

Revenue is recognized in accordance with IFRS 15 since January 1, 2017.

Under IFRS 15, revenue is recognized when the Company satisfies a performance obligation by transferring a distinct good or service (or a distinct bundle of goods and/or services) to a customer, i.e. when the customer obtains control of these goods or services. An asset is transferred when the customer obtains control of the asset (or service).

Given the wide spectrum of therapeutic research and development opportunities, aside from the fields that the Company intends to research and develop with its own scientific and financial resources, the Company has entered and expects to enter into license and collaboration agreements with third parties in certain specific fields that have generated or will generate revenue.

Therefore, each agreement has been and will be analyzed, on a case-by-case basis to determine whether the arrangement contains performance obligations to the other party and, if so, to identify the nature of these performance obligations in order to determine the appropriate accounting under IFRS 15 principles of the amounts that the Company has received or is entitled to receive from the other party, e.g.:

■	Development services performed by the Company to create or enhance an intellectual property controlled by the client, for which revenue is recognized over time, when services are rendered;
■	A transfer of control of an existing intellectual property of the Company for which revenue is recognized at the time such control is transferred;
■	A license:
-	If the license is assessed to be a right to access the Company’s intellectual property as it exists throughout the license period, revenue is recognized over the license period; or
-	If the license is a right to use the Company’s intellectual property as it exists (in terms of form and functionality), revenue is recognized when the other party is able to use and benefit from the license; or
■	Product supply, for which the revenue is recognized once the control over the delivered products is transferred.

Contingent revenue arising from successful milestones or sales-based royalties is not recognized before the related milestone has been reached or sale has occurred.

Application to the license and collaboration agreement with PharmaEngine

Under the License and Collaboration Agreement, the Company’s and PharmaEngine’s rights are clearly identified, and financial terms are defined in the contract. The contract has a commercial substance (the Company’s cash flows have been affected by the terms of the contract), and the Company has collected and is entitled to collect in the future consideration in exchange for the goods and services transferred to PharmaEngine.

The Company identified three performance obligations in the license and collaboration agreement with PharmaEngine described under Note 4 above:

■	the license of the right to use the Company’s patent and know-how;
■	the support provided by the Company to PharmaEngine until the first regulatory approval is granted in PharmaEngine’s territory that the Company views as a series of distinct periods of access to information and experience that is satisfied over time; and
■	the supply of NBTXR3 to PharmaEngine.

An upfront payment of $1.0 million was fully recognized as revenue when the license was transferred to PharmaEngine in 2012.

Development milestones constitute variable payments that are recognized over time. As milestone payment timing was defined to reflect the efforts of both parties over time and were amended to reflect all changes in the contractual development plan, the Company concluded that the terms of variable payments reflect its efforts to satisfy the performance obligation related to each development phase and that no portion, if any, of such consideration that would relate to the license would impact the timing of recognition because of the highly probable collectability requirement. On this basis, the first milestone of $1.0 million (signature of the first amendment that allowed PharmaEngine to benefit from the results of the Company’s clinical studies for soft tissue sarcoma indication) and the second milestone of $1.0 million (first patient’s injection with NBTXR3 in soft tissue sarcoma study in Asia) were received and recognized in 2014 and 2016, respectively. The next milestone will be received following the first filing for regulatory approval for marketing NBTXR3 in PharmaEngine’s territory.

Royalties are considered at market conditions and will be fully recognized once the subsequent sales occur.

Grants

Due to its innovative approach to nanomedicine, the Company has received various grants and other assistance from the government of France and French public authorities since its creation. The funds are intended to finance its operations or specific recruitments. Grants are recognized in income as the corresponding expenses are incurred and independently of cash flows received.

Research tax credit

The French tax authorities grant a research tax credit (Crédit d’Impôt Recherche, or “CIR”), to companies in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have incurred research expenditures that meet the required criteria (research expenses in France or, since January 1, 2005, other countries in the European Community or the European Economic Area that have signed a tax treaty with France containing an administrative assistance clause) receive a tax credit that may be used for the payment of their income tax due for the fiscal year in which the expenditures were incurred and during the next three fiscal years. If taxes due are not sufficient to cover the full amount of the tax credit at the end of the three-year period, the difference is repaid in cash to the company by the French tax authorities.

The Company has received research tax credits since its creation. These amounts are recognized as “Other income” in the fiscal year in which the corresponding charges or expenses were incurred. The portion related to capitalized expenses is deducted from the amount of capitalized expenses on the statement of financial position and from the amortization charges for these expenses on the statement of operations.

The following table summarizes the Company’s revenues and other income for the years ended December 31, 2018 and 2017:

Detail of revenues and other income

(in thousands of euros)	For the year ended December 31, 2018	For the year ended December 31, 2017
Services	109	229
Other sales	7	23
Licenses	—	—
Total revenues	116	252
Research tax credit	3,251	3,259
Subsidies	90	154
Other	22	56
Total other income	3,363	3,470
Total revenues and other income	3,479	3,722

The Company’s revenues of €116 thousand in 2018 and €252 thousand in 2017 were derived mainly from the charging-back of shared external clinical research organization costs, in connection with the development support provided by the Company to PharmaEngine as part of the Company’s exclusive license and collaboration agreement with PharmaEngine, as amended.

More than 90% of revenues recognized in 2018 and more than 95% of revenues recognized in 2017 were derived from this arrangement with PharmaEngine.

Note 16. Operating expenses

Accounting policies

Leases under which a significant proportion of the risks and rewards are retained by the lessor are classified as operating leases. Payments made for these leases are expensed, net of any incentives, on a straight-line basis over the contract term.

Accounting policies for research and development expenses are described in Note 5.

16.1 Research and development expenses

	For the year ended December 31,
(in thousands of euros)	2018	2017
Purchases, sub-contracting and other expenses	(11,358)	(10,215)
Payroll costs (including share-based payments)	(9,002)	(7,151)
Depreciation, amortization and provision expenses(1)	(534)	(367)
Total research and development expenses	(20,893)	(17,733)
(1)	see Note 16.4

As of December 31, 2018, the Company’s workforce amounted to 79 research and development staff, including 18 additional positions created during the year ended December 31, 2018.

As of December 31, 2017, there were 61 research and development staff, including 14 additional positions created during the year ended December 31, 2017.

The impact of share-based payments (excluding employer’s contribution) on research and development expenses amounted to €347 thousand in 2018, as compared with €1.1 million in 2017.

16.2 Selling, General and Administrative (SG&A) expenses

	For the year ended December 31,
(in thousands of euros)	2018	2017
Rent, fees and other expenses	(5,918)	(5,709)
Payroll costs (including share-based payments)	(6,701)	(5,568)
Depreciation, amortization and provision expenses(1)	(35)	22
Total SG&A expenses	(12,653)	(11,255)
(1)	see Note 16.4

Depreciation, amortization and provision represented an income in 2017 following the reversal of a provision for disputes, as disclosed in Note 11, partly offset by the depreciation and amortization of fixed assets for the year, as disclosed in Notes 5, 6 and 16.4.

As of December 31, 2018, the Company’s workforce amounted to 23 SG&A staff, including three additional positions that were created during the year ended December 31, 2018.

As of December 31, 2017, there were 20 SG&A staff, including four additional positions created during the year ended December 31, 2017.

The impact of share-based payments (excluding employer’s contribution) on SG&A expenses amounted to €1.5 million in each of 2018 and 2017.

16.3 Payroll costs

	For the year ended December 31,
(in thousands of euros)	2018	2017
Wages and salaries	(9,501)	(7,060)
Payroll taxes	(4,279)	(3,006)
Share-based payments	(1,867)	(2,605)
Retirement benefit obligations	(55)	(48)
Total payroll costs	(15,371)	(12,719)
Average headcount	(94)	(76)
End-of-period headcount	(102)	(85)

As of December 31, 2018, the Company’s workforce totaled 102 employees, compared with 85 as of December 31, 2017. Wages and salaries and payroll taxes, together, reached €13.7 million due to the Company’s growth and a corresponding increase in the number of employees during the year ended December 31, 2018, together with the impact of its compensation policy. In comparison, wages and salaries and payroll taxes, together, reached €10.1 million as of December 31, 2017.

In accordance with IFRS 2 – Share-based Payment, the share-based payment item recognized in the statements of comprehensive loss reflects all amounts not yet earned in respect of rights vested during the fiscal year but not exercised by employees, corporate officers and the members of the Supervisory Board who are beneficiaries of the Company’s stock option plans. The share-based payment expenses amounted to €1.9 million in 2018 in comparison with €2.6 million in 2017 (see Note 17).

16.4 Depreciation, amortization and provision expenses

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the year ended December 31, 2018
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(90)	—	(90)
Depreciation expense of property, plant and equipment	(444)	(85)	(529)
Utilization of provision for disputes	—	50	50
Total depreciation, amortization and provision expenses	(534)	(35)	(569)
	For the year ended December 31, 2017
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(32)	(2)	(35)
Depreciation expense of property, plant and equipment	(378)	(77)	(455)
Utilization of provision for disputes	31	98	129
Reversal of provision for disputes	12	3	15
Total depreciation, amortization and provision expenses	(367)	22	(346)

Note 17. Share-based payments

Accounting policy

The Company has adopted a number of compensation plans since its inception. As of December 31, 2018, the Company had thirteen (13) founders’ warrant plans, thirteen (13) stock warrant plans and six (6) stock option plans and two (2) free shares plans.

These share-based compensation plans are settled in equity instruments.

The Company has applied IFRS 2 – Share-based Payment to all equity instruments granted to employees since 2006.

As required by IFRS 2 – Share-based Payment, the cost of remuneration paid in the form of equity instruments is recognized as an expense, with a corresponding increase in shareholders’ equity for the vesting period during which the rights with respect to the equity instruments are acquired.

The fair value of the equity instruments granted to employees is measured using the Black-Scholes or Monte Carlo model, as described below.

Detail of share-based payments

The Company has granted stock options, warrants, founders’ warrants (ordinary founders’ warrants, performance founders’ warrants, project performance founders’ warrants and 2017 founders’ warrants) and free shares to corporate officers, employees and members of the Supervisory Board and consultants. The exercise price of the options and warrants granted is equal to the market price of the shares on the approval date of the grants. In certain cases, exercise of the options and warrants is subject to performance conditions. The Company has no legal or constructive obligation to pay the options in cash.

The number of options and warrants outstanding on December 31, 2018, and their main characteristics, are detailed below:

	Pre-2018 founders’ warrant plans
	BSPCE 2012-1	BSPCE 2012-2	BSPCE 04-2013	BSPCE 08-2013	BSPCE 09-2014
Type of underlying securities	New shares	New shares	New shares	New shares	New shares
Number of founders’ warrants granted	1,800,000	100,000	55,000	50,000	97,200
Date of shareholders’ resolution approving the plan	05/04/12	05/04/12	05/04/12	06/28/13	06/18/14
Grant date	05/04/12	12/18/12	04/10/13	08/28/13	09/16/14
Contractual expiration date	04/25/19	12/18/22	04/10/23	08/28/23	09/16/24
Grant price	—	—	—	—	—
Exercise price	€6.00	€6.63	€6.30	€5.92	€18.68
Number of founders’ warrants as of December 31, 2018	1,674,548	100,000	55,000	50,000	92,100
Number of founders’ warrants exercised	125,452	—	—	—	—
Number of founders’ warrants lapsed or canceled	—	—	—	—	5,100
	Pre-2018 founders’ warrant plans
	BSPCE 2015-1	BSPCE 2015-1	BSPCE 2015-3	BSPCE 2016 Ordinary	BSPCE 2016 Performance
Type of underlying securities	New shares	New shares	New shares	New shares	New shares
Number of founders’ warrants granted	5,650	66,000	53,050	126,400	129,250
Date of shareholders' resolution approving the plan	06/18/14	06/18/14	06/18/14	06/25/15	06/25/15
Grant date	02/10/15	02/10/15	06/10/15	02/02/16	02/02/16
Contractual expiration date	02/10/25	02/10/25	06/10/25	02/02/26	02/02/26
Grant price	—	—	—	—	—
Exercise price	€ 18.57	€ 18.57	€ 20.28	€ 14.46	€ 14.46
Number of founders’ warrants as of December 31, 2018	4,950	66,000	39,750	110,967	110,000
Number of founders’ warrants exercised	—	—	—	333	—
Number of founders’ warrants lapsed or canceled	700	—	13,300	15,100	19,250
Pre-2018 founders’ warrant plans
	BSPCE 2017 Ordinary	BSPCE 2017 Performance	BSPCE 2017	BSPCE 2017 Project
Type of underlying securities	New shares	New shares	New shares	New shares
Number of founders’ warrants granted	117,650	79,750	80,000	12,000
Date of shareholders' resolution approving the plan	06/23/16	06/23/16	06/23/16	06/23/16
Grant date	01/07/17	01/07/17	01/07/17	01/07/17
Contractual expiration date	01/07/27	01/07/27	01/07/27	01/07/27
Grant price	—	—	—	—
Exercise price	€ 15.93	€ 15.93	€ 15.93	€ 15.93
Number of founders’ warrants as of December 31, 2018	110,417	—	80,000	12,000
Number of founders’ warrants exercised	—	—	—	—
Number of founders’ warrants lapsed or canceled	7,233	79,750	—	—

	Pre-2018 warrant plans
	BSA 04-12	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-1	BSA 2015-2(a)	BSA 2015-2(b)
Type of warrants	New shares	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	52,500	10,000	14,000	22,000	4,000	64,000	6,000
Date of shareholders' resolution approving the plan	05/04/12	05/04/12	06/18/14	06/18/14	06/18/14	06/18/14	06/25/15
Grant date	05/05/12	04/10/12	09/16/14	04/10/15	02/10/15	06/25/15	06/25/15
Contractual expiration date	05/04/22	04/10/23	09/16/24	02/10/25	02/10/25	06/25/25	06/25/20
Grant price	€0.60	€2.50	€4.87	€4.87	€4.87	€5.00	€2.80
Exercise price	€6.00	€6.37	€17.67	€17.67	€17.67	€19.54	€19.54
Number of warrants as of December 31, 2018	30,000	6,000	10,000	17,000	4,000	64,000	6,000
Number of warrants exercised	22,500	—	—	—	—	—	—
Number of warrants lapsed or canceled	—	4,000	4,000	5,000	—	—	—
	Pre-2018 warrant plans				2018
	BSA 2016 Ordinary	BSA 2016 Performance	BSA 2016-2	BSA 2017	BSA 2018-1	BSA 2018-2
Type of underlying securities	New shares	New shares	New shares	New shares	New shares	New shares
Number of warrants granted	18,103	18,105	8,000	18,000	28,000	5,820
Date of shareholders' resolution approving the plan	06/25/2015	06/25/2015	06/23/16	06/23/2016	06/14/2017	05/23/2018
Grant date	02/02/2016	02/02/2016	11/03/16	01/07/2017	03/06/2018	07/27/2018
Contractual expiration date	02/02/2021	02/02/2021	11/03/21	01/07/2022	03/06/2023	07/27/2028
Grant price	€1.67	€1.67	€2.03	€2.03	€1.62	€2.36
Exercise price	€13.74	€13.74	€15.01	€15.76	€13.55	€16.102
Number of warrants as of December 31, 2018	18,103	18,105	8,000	18,000	28,000	5,820
Number of warrants exercised	—	—	—	—	—	—
Number of warrants lapsed or canceled	—	—	—	—	—	—
	Pre-2018 stock option plans					2018
	OSA 2016-1 Ordinary	OSA 2016-1 Performance	OSA 2016-2	OSA 2017 Ordinary	OSA 2017 Performance	OSA 2018
Type of underlying securities	New shares	New shares	New shares	New shares	New shares	New shares
Number of options granted	12,000	6,400	4,000	3,500	4,350	62,000
Date of shareholders' resolution approving the plan	06/25/15	06/25/15	06/23/16	06/23/16	06/23/16	03/06/2018
Grant date	02/02/16	02/02/16	11/03/16	01/07/17	01/07/17	03/06/2018
Contractual expiration date	02/02/26	02/02/26	11/03/26	01/07/27	01/07/27	03/06/2028
Grant price	—	—	—	—	—	—
Exercise price	€ 13.05	€ 13.05	€ 14.26	€ 14.97	€ 14.97	€ 12.87
Number of options as of December 31, 2018	—	400	4,000	500	—	58,000
Number of options exercised	4,000	—	—	—	—	—
Number of options lapsed or canceled	8,000	6,000	—	3,000	4,350	4,000

2018 free shares plan not yet vested
	AGA 2018-1	AGA 2018-2
Type of underlying securities	New shares	New shares
Number of free shares granted	396,250	6,000
Date of shareholders' resolution approving the plan	06/14/2017	05/23/2018
Grant date	03/06/2018	07/27/2018
Grant price	—	—
Exercise price	—	—
Number of free shares as of December 31, 2018	369,250	6,000
Number of free shares exercised	—	—
Number of free shares lapsed or canceled	27,000	—
	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2018	2,505,732	233,028	62,900	375,250	3,176,910
	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of December 31, 2017	2,602,640	199,208	26,250	—	2,828,098

The measurement methods used to estimate the fair value of stock options, warrants and free shares are described below:

■	The share price on the grant date is equal to the exercise price, taking into account both the average share price on the 20 days preceding the grant date and the expected development perspectives of the Company;
■	The risk-free rate was determined based on the average life of the instruments; and
■	Volatility was determined based on a sample of listed companies in the biotechnology sector on the grant date and for a period equal to the life of the warrant or option.

The performance conditions for all of the plans were assessed as follows:

■	Performance conditions unrelated to the market were analyzed to determine the likely exercise date of the warrants and options; and
■	Market-related performance conditions were directly included in the calculation of the fair value of the instruments.

Except for the 2012-1 founders’ warrants, the fair value of the warrants and options was measured using the Black-Scholes model.

The fair value of the 2012-1 founders’ warrants was determined using the Monte Carlo valuation model to take into account the exercise conditions, which depend on the realized gain compared to the expected stock market listing price. The inputs used for the estimation and measurement of new plans and plans currently vesting are detailed below:

BSPCE	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended December 31, 2018 (in thousands of euros)	Expense for the year ended December 31, 2017 (in thousands of euros)
BSPCE 2012-1	5.26	6.00	41%	3.49	0.20%	0.00%	307	—	—
BSPCE 2012-2	6.65	6.63	44.3% - 47.6%	5 - 7.30	0.84% - 1.22%	0.00%	288	—	—
BSPCE 04-2013	6.30	6.30	56%	5	0.90%	0.00%	167	—	—
BSPCE 08-2013	6.30	5.92	256%	7	0.90%	0.00%	152	—	—
BSPCE 09-2014	18.68	18.68	58%	5.5/6/6.5	0.64%	0.00%	932	2	72
BSPCE 2015-1	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	50	1	5
BSPCE 2015-1	18.57	18.57	58% - 62% - 61%	5.5/6/6.5	0.39%	0.00%	650	9	87
BSPCE 2015-3	20.28	20.28	61% - 62% - 61%	5.5/6/6.5	0.56%	0.00%	483	18	84
BSPCE 2016 Ordinary	14.46	14.46	59% - 62% - 60%	5.5/6/6.5	0.32%	0.00%	1,080	128	324
BSPCE 2016 Performance	14.46	14.46	59%	5	0.19%	0.00%	1,212	(405)	594
BSPCE 2017 Ordinary	15.93	15.93	58% - 61% - 59%	5.5/6/6.5	0.23%	0.00%	1,000	255	589
BSPCE 2017 Performance	15.93	15.93	59%	5	0.11%	0.00%	622	—	—
BSPCE 2017	15.93	15.93	59%	5	0.11%	0.00%	627	—	627
BSPCE 2017 Project	15.93	15.93	59%	5	0.11%	0.00%	94	(47)	47
Total BSPCE	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	(39)	2,430
BSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended December 31, 2018 (in thousands of euros)	Expense for the year ended December 31, 2017 (in thousands of euros)
BSA 04-12	6.00	6.00	49%	10.00	0.96%	0.00%	183	—	—
BSA 2013	6.30	6.37	156%	6.00	0.90%	0.00%	1	—	—
BSA 2014	18.68	17.67	57%	5.00	0.41%	0.00%	—	—	—
BSA 2015-1	17.67	17.67	58%	5.00	0.26% - 0.27%	0.00%	63	—	—
BSA 2015-1	17.67	19.54	58% -58% - 57% - 58%	5/5.1/5.3/5.4	0.39%	0.00%	16	—	—
BSA 2015-2	19.54	19.54	58% - 60%	4.6 - 9.6	0.25% - 0.91%	0.00%	284	—	—
BSA 2016 Ordinary	13.74	13.74	57%	2.40	0.00%	0.00%	37	—	—
BSA 2016 Performance	13.74	13.74	57%	2.40	0.00%	0.00%	143	(42)	71
BSA 2016-2	15.01	15.01	57%	2.40	0.00%	0.00%	—	—	—
BSA 2017	15.76	15.76	33%	2.40	0.00%	0.00%	—	—	—
BSA 2018-1	13.55	13.55	38%	4.80	0.7% - 0.10%	0.00%	2	3	n.a
BSA 2018-2	16.10	16.10	—	—	—	—	—	—	—
Total BSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	(39)	71

Stock options	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended December 31, 2018 (in thousands of euros)	Expense for the year ended December 31, 2017 (in thousands of euros)
OSA 2016-1 Ordinary	13.05	13.05	59.0% - 62.0% - 60.0%	5.5/6/6.5	0.32%	0.00%	117	(64)	36
OSA 2016-1 Performance	13.05	13.05	59.0%	5.00	0.19%	0.00%	69	(55)	34
OSA 2016-2	14.26	14.26	58.0% - 62.0% - 59.0%	5.5/6/6.5	0.04%	0.00%	27	7	15
OSA 2017 Ordinary	15.93	14.97	58.0% - 61.0% - 59.0%	5.5/6/6.5	0.23%	0.00%	31	(14)	18
OSA 2017 Performance	15.93	14.97	59.0%	5.00	0.11%	0.00%	35	0	0
OSA 2018	12.87	12.87	35%	5.5/6/6.5	0.00%	0.00%	272	164	n.a
Total Stock options	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	38	104
Stock options	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the year ended December 31, 2018 (in thousands of euros)	Expense for the year ended December 31, 2017 (in thousands of euros)
AGA 2018	12.87	0.00	n.a.	n.a.	0.00%	0.00%	5,002	1,907	n.a.
Total	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	5,002	1,907	n.a.
(in thousands of euros)	BSPCE	BSA	SO	AGA	Total
Expense as of December 31, 2018	(39)	(39)	38	1,907	1,867
(in thousands of euros)	BSPCE	BSA	SO	AGA	Total
Expense as of December 31, 2017	2,430	71	104	n.a.	2,605

Note 18. Net financial income (loss)

	For the year ended December 31,
(in thousands of euros)	2018	2017
Income from cash and cash equivalents	34	33
Foreign exchange gains	1,051	7
Other financial income	87	15
Total financial income	1,172	55
Interest cost(1)	(847)	(108)
Foreign exchange losses	(602)	(822)
Total financial expenses	(1,449)	(931)
Net financial income (loss)	(277)	(876)
(1)	Including €211 thousand of interest related to the EIB loan in 2018

Note 19. Income tax

Accounting policy

The Company and its subsidiaries are subject to income tax in their respective jurisdictions.

Deferred taxes are recognized on a full provision basis using the liability method for all temporary differences between the tax basis and accounting basis of assets and liabilities in the financial statements.

The main temporary differences relate to tax loss carryforwards. The prevailing income tax rates on the reporting date are used to determine deferred taxes. Deferred tax assets, which mainly arise as a result of tax loss carryforwards, are only recognized to the extent that it is probable that sufficient taxable income will be available in the future against which to offset the tax loss carryforwards or the temporary differences. Management uses its best judgment to determine such probability. Given the Company’s current stage of development and its short-term earnings outlook, the Company is unable to make sufficiently reliable forecasts of future earnings and accordingly, net deferred tax assets have not been recognized and offset only to the extent of deferred tax liabilities in the same taxable entities.

Detail of income tax

As of December 31, 2018, in accordance with the applicable legislation, the Company had €141.6 million of evergreen tax losses in France, in comparison with €110.6 million of evergreen tax losses in France as of December 31, 2017. For fiscal years ended on or after December 31, 2018, tax loss carryforwards in France are capped at €1.0 million, plus 50% of the portion of profits in excess of that limit.

The cumulative tax loss carryforwards for the U.S. entity of the Company totaled $5.2 million as of December 31, 2018, and $5.5 million as of December 31, 2017. As tax loss carryforwards were generated before January 1, 2018, they will expire 20 years after they were generated. The tax loss carryforwards in the U.S. comply with the federal and each state’s Net Operating Loss (“NOL”) rules updated by the Tax Cuts and Jobs Act (“TCJA”) of 2017.

The following table reconciles the Company’s theoretical tax expense to its effective tax expense:

	For the year ended December 31,
(in thousands of euros)	2018	2017
Net loss	(30,345)	(26,143)
Effective tax expense	—	—
Recurring loss before tax	(30,345)	(26,143)
Theoretical tax rate (statutory rate in France)	33.33%	33.33%
Theoretical tax (benefit) expense	(10,115)	(8,714)
Other permanent differences	(17)	(30)
Share-based payment	622	868
Other non-taxable items	(1,084)	(1,086)
Unrecognized tax losses	10,593	8,962
Effective tax expense	—	—
Effective tax rate	0.0%	0.0%

The net unrecognized deferred tax assets amounted to €38.4 million, and included €37.8 million of net operating loss carryforwards. The deferred tax rate of the Company is 25.83%.

Note 20. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chief Executive Officer and Chairmen of the Executive Board and of the Supervisory Board) to allocate resources and to assess performance.

The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment.

The assets, liabilities and operating loss realized are primarily located in France.

Revenue in 2018 and 2017 was derived mainly from the charging-back of shared external clinical research organization costs, in connection with the development support provided by the Company to PharmaEngine as part of the Company’s exclusive license and collaboration agreement with PharmaEngine in Asia by Nanobiotix S.A. (see Note 15).

For territorial analysis purposes, management allocates revenue based on the place of delivery of licenses or on the place in which services are provided.

Note 21. Loss per share

Accounting policy

Loss per share is calculated by dividing the net loss due to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

The diluted loss per share is calculated by dividing the results by the weighted average number of common shares in circulation, increased by all dilutive potential common shares. The dilutive potential common shares include, in particular, the share subscription warrants, stock options and founder subscription warrants as detailed in Note 17.

Dilution is defined as a reduction of earnings per share or an increase of loss per share. When the exercise of outstanding stock options and warrants decreases loss per share, they are considered to be anti-dilutive and excluded from the calculation of loss per share.

Detail of loss per share

	For the year ended December 31,
	2018	2017
Net loss for the period (in thousands of euros)	(30,345)	(26,143)
Weighted average number of shares	19,633,373	17,482,488
Basic loss per share (in euros)	(1.55)	(1.50)
Diluted loss per share (in euros)	(1.55)	(1.50)

Instruments providing deferred access to the capital (stock options) are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted earnings per share are identical to basic earnings per share as all equity instruments issued, representing 1,674,548 potential additional ordinary shares, have been considered anti-dilutive.

Note 22. Commitments

Obligations under the terms of the rental agreements

The Company leases its headquarters with a firm commitment of 10 years, effective July 1, 2017. The lease does not allow the Company to terminate the lease before the end of the contractual period. The Company was entitled to a rent-free period of six months at the commencement of the lease.

The Company leases its new manufacturing premises for nine years, effective as of July 1, 2017. Notice of termination may be given after the end of the first six years of the lease. This lease also included a total concession of €173 thousand on the rent due by the Company from July 1, 2017 to December 31, 2017.

The following table summarizes the Company’s payment obligations under these leases by period as of December 31, 2018:

As of December 31, 2018 (in thousands of euros)	Payments due by period
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Leases	794	1,589	1,589	2,435	6,407

As of December 31, 2018, lease obligations amounted to €6.4 million, including €3.8 million for the headquarters rent and €2.6 million for the rent of the new manufacturing premises. Rent and rental charges recognized as an expense in 2018 amounted to €1.3 million.

As of December 31, 2017, lease obligations amounted to €7.2 million, including €4.3 million for the lease on the headquarters and €2.9 million for the lease on the new manufacturing premises. Rent and rental charges recognized as an expense in 2017 amounted to €691 thousand.

Obligations under the loan agreement with the EIB

In the event the EIB loan is repaid early, or in the event of a change of control after repayment of the loan, the amount of royalties due will be equal to the net present value of the royalties as determined by an independent expert, such amount not to be less than €35.0 million. As the variable rate of any such royalties due will depend not on the performance of the financial markets, but on our performance, our exposure to interest rate and market risk is deemed low.

Note 23. Related parties

Key management personnel compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board, was recognized in expenses over the period shown:

	For the year ended December 31,
(in thousands of euros)	2018	2017
Salaries, wages and benefits	1,437	1,183
Share-based payments	1,068	1,692
Supervisory Board’s fees	70	70
Total compensation to related parties	2,575	2,945

The methods used to measure share-based payments are presented in Note 17.

Related parties consulting agreement

In the year ended December 31, 2018, the Company did not use any consultancy services related to the advisory agreement with Alain Oncology Consulting, whose President, Alain Herrera, is a member of the Supervisory Board. In the yead ended December 31, 2017, €60 thousand of consultancy fees had been recognized.

Note 24. Subsequent events

Accounting policy

The statement of consolidated financial position and the statement of consolidated operations are adjusted to reflect subsequent events that alter amounts related to situations that exist as of the reporting date. Non-adjusting subsequent events are disclosed. The adjustments and disclosures are made until the date the consolidated financial statements are approved and authorized for issuance by the Supervisory Board.

Detail of Subsequent Events

€14 million second tranche disbursement of financing from the European Investment Bank received

On March 4, 2019, the Company received €14 million through the second tranche disbursement of the non-dilutive loan from the EIB.

New clinical research collaboration with the University of Texas MD Anderson Cancer center

In January 2019, the Company and the University of Texas MD Anderson Cancer Center announced a large-scale research collaboration agreement, which will initially support nine new phase I/II clinical trials with Nanobiotix’s first-in-class agent NBTXR3 for use in treating six cancer types. Most of the trials are expected to be launched in 2019. The collaboration agreement provides for financing of at least approximately $11.0 million from the Company, with an initial $1.0 million contributed at the beginning of the collaboration and the remainder contributed over the course of the collaboration. The Company will also pay additional amounts during development and upon achieving specified regulatory milestones.

Registered Public Offering in the United States

On January 16, 2019, the Company announced that it plans to conduct a registered public offering of its ordinary shares, including in the form of American Depositary Shares (ADSs) in the United States.

Addendum to the headquarters rental agreement

On January 24, 2019, an addendum to the headquarters rental agreement was executed, resulting in the leasing of additional space and an additional annual rent of €225 thousand (before taxes and excluding charges) with retroactive effect from January 1, 2019. As a result, the annual rent will be increased to €686 thousand (before taxes and excluding charges).

Ordinary Shares
(Including Ordinary Shares In the Form of American Depositary Shares)

PRELIMINARY PROSPECTUS

Jefferies
Evercore ISI
UBS Investment Bank
Kempen
Gilbert Dupont

                   , 2019

Through and including             , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.   Indemnification of Directors and Officers.

Under French law, provisions of by-laws that limit the liability of members of supervisory or executive boards are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any member of their supervisory or executive boards and officers involved in a third-party action, provided that they acted in good faith and within their capacities as members of supervisory or executive boards or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.

We maintain liability insurance for our supervisory board members and executive board members, including insurance against liability under the Securities Act of 1933, as amended, and we intend to enter into agreements with our supervisory board members and executive board members to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our supervisory board members and executive board members for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against supervisory board members and executive board members, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against supervisory board members and executive board members pursuant to these insurance agreements.

Certain of our supervisory board members may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our supervisory board.

In any underwriting agreement we enter into in connection with the sale of ordinary shares, including in the form of ADSs, being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our supervisory board members, our executive board members and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 7.   Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2016:

■	On March 15, 2016, we issued an aggregate of 1,416,577 ordinary shares in a private placement, at an issue price of €15.051 per share, for a total subscription amount of €21,320,900.43. The offering was made to investors primarily in the United States. Kempen & Co. N.V. acted as sole bookrunner.
■	On April 11, 2017, we issued an aggregate of 1,596,527 ordinary shares in a private placement, at an issue price of €15.75 per share, for a total subscription amount of €25,145,300.25. The offering was made to investors in the United States and Europe, as well as existing shareholders. Jefferies International Limited and Kempen & Co. N.V. acted as joint global coordinators, and together with Gilbert Dupont, as joint bookrunners.
■	On November 2, 2017, we issued an aggregate of 1,941,789 ordinary shares in a private placement, at an issue price of €14.00 per share, for a total subscription amount of €27,185,046. The offering was made to investors in the United States and Europe, as well as existing shareholders. Jefferies International Limited acted as sole global coordinator, and together with Cowen and Company, LLC and Gilbert Dupont, as joint bookrunners.
■	Since January 1, 2016, we have granted:
■	545,050 founders’ warrants, consisting of 255,650 founders’ warrants at an exercise price of €14.46 per warrant and 289,400 founders’ warrants at an exercise price of €15.93 per warrant;

■	96,028 warrants, consisting of 36,208 warrants at an exercise price of €13.74 per warrant, 8,000 warrants at an exercise price of €15.01 per warrant, 18,000 warrants at an exercise price of €15.76 per warrant, 28,000 warrants at an exercise price of €13.55 per warrant and 5,820 warrants at an exercise price of €16.102 per warrant;
■	92,250 stock options, consisting of 18,400 stock options at an exercise price of €13.05, 4,000 stock options at an exercise price of €14.26, 7,850 stock options at an exercise price of €14.97 and 62,000 stock options at an exercise price of €12.87; and
■	402,250 free shares.
■	In the same period:
■	187,268 founders’ warrants have been exercised, resulting in the issuance of 433,200 ordinary shares for aggregate proceeds to us of €1,618,289;
■	55,100 warrants have been exercised, resulting in the issuance of 75,500 ordinary shares for aggregate proceeds to us of €957,760; and
■	4,000 stock options have been exercised, resulting in the issuance of 4,000 ordinary shares for aggregate proceeds to us of €52,200.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2) or (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.   Exhibits and Financial Statement Schedules.

(a)	Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1#	Form of Underwriting Agreement
3.1#	By-laws (status) of the registrant (English translation)
4.1#	Form of Deposit Agreement
4.2#	Form of American Depositary Receipt (included in Exhibit 4.1)
5.1#	Opinion of Jones Day
8.1#	Tax Opinion of Jones Day
10.1#	Exclusive License and Collaboration Agreement, by and between PharmaEngine, Inc. and Nanobiotix S.A., dated as of August 6, 2012
10.2#	Amendment #1 to the Exclusive License and Collaboration Agreement, by and between PharmaEngine, Inc. and Nanobiotix S.A., dated as of October 7, 2014
10.3#	Finance Contract, between the European Investment Bank and Nanobiotix S.A., dated as of July 26, 2018
21.1#	List of subsidiaries of the registrant
23.1#	Consent of Independent Registered Public Accounting Firm
23.2#	Consent of Jones Day (included in Exhibits 5.1 and 8.1)
24.1#	Power of Attorney (included on signature page)
#	To be filed by amendment.
(b)	Financial Statement Schedules.

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9.   Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on             , 2019.

NANOBIOTIX S.A.

By:
Laurent Levy, Ph.D.
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Laurent Levy and Philippe Mauberna, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Executive Board Chairman (Principal Executive Officer)	, 2019
Laurent Levy, Ph.D.

	Chief Financial Officer and Executive Board Member (Principal Financial Officer)	, 2019
Philippe Mauberna

	Chief Medical Officer and Executive Board Member	, 2019
Elsa Borghi, M.D.

	Chief Business Officer and Executive Board Member	, 2019
Bernd Muehlenweg, Ph.D.

	Supervisory Board Chairman	, 2019
Laurent Condomine

	Supervisory Board Deputy Chairman	, 2019
Anne-Marie Graffin

	Supervisory Board Member	, 2019
Alain Herrera, M.D.

	Supervisory Board Observer	, 2019
Christophe Douat

	Supervisory Board Member	, 2019
Enno Spillner

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement, on             , 2019.

PUGLISI & ASSOCIATES

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director